As filed with the Securities and Exchange Commission on December 14, 2004.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Nasdaq Stock Market, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	51-1165937
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

One Liberty Plaza

New York, NY 10006

(212) 401-8700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward S. Knight

Executive Vice President and General Counsel

The Nasdaq Stock Market, Inc.

One Liberty Plaza

New York, NY 10006

(212) 401-8700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies To:

Matthew J. Mallow Eric J. Friedman	Valerie Ford Jacob	Joel S. Klaperman Robert H. Mundheim
Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, par value $.01 per share			$100,000,000	$11,770

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 14, 2004

                     Shares

The Nasdaq Stock Market, Inc.

Common Stock

This is a public offering of our common stock. The selling stockholders are selling              shares. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

The shares of our common stock are currently traded on the OTC Bulletin Board. On December 9, 2004, the last sale price of our shares as reported on the OTC Bulletin Board was $6.50 per share. Upon commencement of this offering, we expect that our shares will be quoted on the Nasdaq National Market under the symbol “         .”

The underwriters may also purchase up to an additional              shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.	Credit Suisse First Boston

The date of this prospectus is                     , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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About This Prospectus

This prospectus includes market share and industry data that we obtained from industry publications and surveys, reports of governmental agencies, and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on the most currently available market data. Data in this prospectus for initial public offerings or IPOs of companies in the United States is based on data provided by Thomson Financial, which does not include best efforts underwritings. Data in this prospectus for secondary offerings is based on data provided by Thomson Financial. Data in this prospectus for new listings of equity securities on The Nasdaq Stock Market is based on data generated internally by Nasdaq, which includes best efforts underwritings. While we are not aware of any misstatements regarding industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Trademarks

ACES®, Market Intelligence Desk®, MarketSite®, Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 Index Tracking Stock®, Nasdaq Biotechnology Index®, Nasdaq Canada®, Nasdaq Composite Index®, Nasdaq MarketSite®, Nasdaq National Market®, Nasdaq Workstation II®, QQQ®, SuperMontage®, The Nasdaq Stock Market®, Nasdaq Deutschland®, Nasdaq Europe Planning®, and OTC Bulletin Board® are registered service/trademarks of The Nasdaq Stock Market, Inc. Nasdaq InternationalSM, Nasdaq EuropeSM, Nasdaq JapanSM, Nasdaq GlobalSM, Nasdaq International Market InitiativesSM, NIMISM, Automated Confirmation Transaction ServiceSM, ACT SM, CAES SM, Level 1 Service SM, Mutual Fund Quotation Service SM (MFQS SM), Nasdaq Corporate Services Network SM, Nasdaq Market Center SM, Nasdaq Quotation Dissemination Service SM (NQDS SM), The Nasdaq SmallCap Market SM, and the logos identifying Nasdaq indexes and products are service/trademarks of The Nasdaq Stock Market, Inc.

Forward Looking Statements

Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement its strategic initiatives, competition, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Readers should carefully review this prospectus in its entirety, including but not limited to our financial statements and the notes thereto and the risks described in “Risk Factors.” Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, we claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Since it is a summary, this section may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus, including the “Risk Factors” section and the financial statements and the accompanying notes to those statements, before making an investment decision.

Overview

We are a leading provider of securities listing, trading, and information products and services. Our revenue sources are diverse and include revenues from transaction services, market data products and services, listing fees, and financial products. We operate The Nasdaq Stock Market, the largest stock-based equity securities market in the United States, both in terms of number of listed companies and traded share volume. As of September 30, 2004, we were home to 3,287 listed companies with a combined market capitalization of over $3.28 trillion. We also operate the Nasdaq Market Center, which provides our market participants with the ability to access, process, display and integrate orders and quotes in The Nasdaq Stock Market and other national stock exchanges. Transactions involving 227.9 billion and 368.6 billion equity securities were executed on or reported to our systems for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. We manage, operate and provide our products and services in two business segments, our Issuer Services segment and our Market Services segment.

Issuer Services.    Our Issuer Services segment includes our securities listings business and our financial products business. The companies listed on The Nasdaq Stock Market represent a diverse array of industries including information technology, financial services, healthcare, consumer products and industrials. There were 157 initial public offerings on U.S. equity markets for the first nine months of 2004, which reflects a significant increase in IPO activity compared with the full-year IPO activity for both 2003 and 2002, during which periods there were 84 and 92 IPOs, respectively. Of the 157 IPOs on U.S. equity markets through September 30, 2004, 104 or 66% chose to list on The Nasdaq Stock Market and they raised approximately $10 billion in equity capital. The percentage of IPOs on primary U.S. markets that have listed on The Nasdaq Stock Market has steadily increased from 50% during 2002 to 66% during the nine months ended September 30, 2004.

We also develop and license financial products and associated derivatives, including the QQQ, which is an exchange traded fund (“ETF”) based on the Nasdaq-100 Index. The QQQ is the most actively traded ETF in the world and the most actively traded listed security in the United States. The listing of the QQQ was switched to The Nasdaq Stock Market on December 1, 2004. Our financial products business has also introduced products based on other Nasdaq indices, including the Nasdaq Composite Index and the Nasdaq Biotechnology Index. We believe that these products leverage, extend and enhance the Nasdaq brand. In addition, we generate revenues by licensing and listing third-party structured products and third-party sponsored ETFs.

Market Services.    Our Market Services segment includes our transaction-based business and our market information services business. The Nasdaq Market Center is our transaction-based platform that provides our market participants with the ability to access, process, display and integrate orders and quotes, which enabled our customers to trade over 7,800 equity securities as of September 30, 2004. The Nasdaq Market Center allows us to route and execute buy and sell orders as well as report transactions for Nasdaq-listed securities and those listed on national stock exchanges, including the New York Stock Exchange (the “NYSE”) and the American Stock Exchange (“Amex”). Trading activity of Nasdaq-listed securities increased for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Average daily share volume in Nasdaq-listed securities was 1.78 billion shares in the nine months ended September 30, 2004 compared to 1.66 billion shares in the nine months ended September 30, 2003, an increase of 7.2%.

We also generate revenues by providing varying levels of quote and trade information to market participants and to data vendors, who in turn sell subscriptions for this information to the public. Our systems enable vendors to gain direct access to our detailed order data, index information, mutual fund pricing information, and corporate action information on Nasdaq-listed securities.

To further grow our business and improve our product offerings, we acquired Brut, LLC (the “Brut acquisition”), the owner and operator of the Brut ECN, from SunGard Data Systems Inc. in September 2004.

The Brut acquisition benefits our operations for various reasons. As a result of acquiring Brut:

•	we provide our Nasdaq Market Center customers with deeper pools of liquidity in Nasdaq-listed and exchange-listed securities by adding Brut’s liquidity to ours;

•	we expect to be able to apply Brut’s sophisticated order routing technology to all orders entered into the Nasdaq Market Center beginning in the first half of 2005;

•	we connect directly with a number of customers who did not historically access our system, including new customers such as retail broker-dealers, hedge funds and program trading desks;

•	in the first half of 2005, we expect that our customers will be able to access the order books of the Nasdaq Market Center and Brut, which effectively will be combined into a consolidated order book allowing our customers to obtain the best price, regardless of whether the trade was entered on the Nasdaq Market Center or Brut; and

•	we expect the Brut acquisition to generate synergies and to help further strengthen our operating margins and profitability.

Cost Reductions

We have taken significant steps to grow our business and enhance our competitive position, including developing fast, reliable and scalable systems, focusing on maintaining an efficient cost structure and pursuing a competitive pricing strategy for our products and services consistent with our regulatory obligations. Beginning in 2003, we performed a strategic review of our operations to develop a plan to focus our business and improve our profitability, margins and growth. In implementing our strategic plan, we have successfully reduced our technology costs, eliminated non-core products, scaled back our workforce, consolidated our real estate facilities and consolidated our operations. In addition, we are taking steps to exit certain low margin businesses, primarily relating to providing proprietary network connectivity to the Nasdaq Market Center. In 2003, we reduced total direct expenses by approximately $92.5 million or 15.8%, from $585.2 million to $492.7 million, as compared to 2002. In 2004, we have continued to implement operating efficiencies and have further reduced total direct expenses from continuing operations by approximately $62.8 million or 16.4%, from $383.5 million to $320.7 million for the first nine months in 2003 and 2004, respectively. During the first nine months of 2004, in connection with taking certain actions to improve our operational efficiency, we incurred expenses of approximately $37.1 million. Our results for the first nine months of 2003 include $10.2 million of similar expenses.

Some of the key steps we have taken to reduce our costs and expenses since 2002 include:

•	Reducing our computer operations and communications expenses from $136.7 million in 2002 to $125.6 in 2003, primarily through the renegotiation of contracts with significant suppliers and a reduction in the number of technology operating platforms that we support. For the first nine months of 2004, our computer operations and communications expenses were $81.3 million compared with $93.4 million for the same period in 2003;

•	Reducing our headcount from 1,275 at December 31, 2002 to 891 at September 30, 2004 (including 47 employees obtained as a result of the Brut acquisition);

•	Reducing the number of technology consultants we used from over 200 in 2002 to less than 40 through September 30, 2004;

•	Consolidating our real estate facilities from approximately 744,000 square feet as of December 2002 to approximately 527,500 square feet as of December 2004; and

•	Disposing of our interest in Nasdaq Deutschland (August 2003), IndigoMarkets (September 2003) and Nasdaq Europe (December 2003).

We believe that our actions have positioned us to compete aggressively in all aspects of our business, to continue improvement in profitability and to grow in future periods. If our revenue levels remain consistent with our historical revenue levels, we expect that our cost reduction efforts, if realized, could result in increases in margins and increases in net income as our expenses decrease. We plan to continue to rationalize our business activities and generate additional cost savings by managing our expense base and pursuing operating efficiencies.

Our Competitive Strengths

We believe our principal competitive strengths include:

Diverse Sources of Revenues.    Our revenue sources are diverse and include revenues from transaction services, market data product and services, listing fees, and financial products. This distinguishes us from most of our competitors, including ECNs and the Archipelago Exchange (“ArcaEx”), the exclusive equities trading facility of a wholly owned subsidiary of Pacific Exchange, Inc., who rely primarily on trading-volume-driven revenue. We believe that our diversity in revenue sources provides us with a competitive advantage. For the first nine months of 2004, we derived 58.6% of our revenues from our Market Services segment and 41.3% of our revenues from our Issuer Services segment. Our Issuer Services segment provides us with recurring revenue streams in the form of listing fees from issuers and licensing fees for products such as those based on the Nasdaq-100 Index, including QQQ. As part of our Market Services segment, we deliver real-time quote and trade data to investors through our extensive network of vendors.

Highly Liquid and Efficient Market.    We offer our customers a highly liquid and efficient market to execute transactions. Trade executions by the Nasdaq Market Center are extremely fast, typically within 0.7 seconds. We believe that our trade execution speeds are comparable to or faster than that of many of our competitors. Since our recent acquisition of Brut, the depth of liquidity available to our customers has significantly increased. The sophisticated order routing technology of Brut increases liquidity on the Nasdaq Market Center by routing additional orders to our systems. In addition, as a broker-dealer, Brut provides its customers with the ability to access liquidity from multiple third-party destinations. Market participants are more likely to get the best price for their orders when their orders are exposed to a larger number of buyers and sellers. We believe that the depth and liquidity that we offer benefits our existing customers as it attracts additional customers, who, in turn, provide further liquidity for our customers. We believe that increased liquidity also enhances the level of transparency that we are able to offer to professional and individual investors.

Strong Brand and Reputation.    We believe that we have built a trusted brand name among market participants, institutions and public companies. The Nasdaq Stock Market is recognized as a premier listing venue for stock-based equity securities. Some of the companies that list on our market include Apple, Amgen, Comcast, Dell, Google, Intel, Microsoft, Staples, Starbucks and Yahoo!. Our marketing, promotional and public relations activities are designed to further strengthen our brand and differentiate us from our competitors by presenting us as the market for growth companies and industry leaders and by promoting the unique services available to our listed companies.

Effective Use of Technology.    Our technology platforms are fast, reliable and scalable systems and we believe that their transaction speed throughput and reliability provides a competitive advantage. During 2003, we achieved 99.99% uptime for the Nasdaq Market Center, which resulted in our execution platform being fully operational during regular trading hours for 2003 at all times except for an aggregate of approximately 10.5 minutes, and we achieved 100% uptime for our data feeds in 2003. For the first nine months of 2004, we achieved 99.99% uptime for the Nasdaq Market Center, which resulted in our execution platform being fully operational for regular trading hours for the first nine months of 2004 at all times except for an aggregate of approximately 11.0 minutes. We also leverage our technology to provide innovative services that address the needs of the marketplace. For example, we recently implemented the Opening Cross and Closing Cross, which are centralized order facilities that determine a single price for the open and close of each security listed on The Nasdaq Stock Market. The Opening Cross and Closing Cross further establish us as the reference point for trading in Nasdaq-listed securities, which has drawn liquidity to our market at the opening and closing times and has the potential to draw additional liquidity to our market during the trading day. We continue to upgrade our technology while at the same time reducing costs by retiring our proprietary-based platforms and using considerably less expensive technology platforms that do not require significant customization.

Strong and Effective Regulation.    As the operator of a stock market and pursuant to delegated authority, we are charged by the SEC and U.S. securities laws with maintaining a fair and orderly market for the benefit of investors. We work to fulfill this obligation in several ways. First, we have arranged with NASD, a self-regulatory organization with over 60 years of experience, to provide regulatory oversight that is separated from our market operations. In addition, we operate a real-time market surveillance program to identify problems quickly for referral to NASD. We also maintain a compliance-monitoring and enforcement program with respect to our requirements for initial and continued listing, including all our corporate governance listing standards. We believe that our reputation for corporate governance and regulatory integrity benefits investors and strengthens the Nasdaq brand as well as attracting companies seeking to list their stock as part of their initial public offerings.

Strong and Innovative Management Team.    Our strong and dedicated management team, led by President and Chief Executive Officer Robert Greifeld, has extensive experience in equity markets and technology. Through their leadership, we have successfully focused our business and rapidly enhanced our competitive position. Our nine executive officers have an aggregate of approximately 140 years of experience in the financial services industry. We believe that our management team has demonstrated an ability to innovate and respond effectively to market opportunities.

Our Growth Strategy

We intend to grow our business by employing the following strategies:

Continue to Enhance our Competitive Position.    We believe that our average trade execution fee per share is the most competitive in the industry. We are committed to continue to streamline and enhance our systems to be able to develop new proprietary data products with fast time-to-market and flexible formats. We also pursue a competitive pricing strategy, which includes:

•	providing volume discounts for high-volume users of our trade execution services to encourage large market participants to use the Nasdaq Market Center; and

•	sharing profits from market services to create incentives for market participants to execute orders in the Nasdaq Market Center.

Our strategic plan to reduce costs has been successfully implemented and we are continuously reviewing our operations to identify additional opportunities for cost reduction consistent with our regulatory obligations. Many of our major technology and networking contracts have been favorably renegotiated to reduce our costs and we expect to negotiate additional cost reductions under these contracts in the future. Continuing to reduce our costs will allow us to maintain our pricing strategy and continue to strengthen our competitive position.

Continue Our Leadership in the Listings Business.    We intend to aggressively compete for new listings by continuing to capture a substantial portion of initial public offerings. Of the 157 IPOs on U.S. equity markets for the first nine months of September 30, 2004, 104 or 66% chose to list on The Nasdaq Stock Market and raised $10 billion in equity capital. We also intend to generate additional listings by persuading companies to switch to The Nasdaq Stock Market from other listing venues because listing fees and liquidity on our market compare favorably with those of other listing venues. As part of this strategy, in January 2004, we began a dual-listing program, which enables NYSE-listed companies to dually list their stocks on The Nasdaq Stock Market as well as the NYSE and waives Nasdaq’s listing fees for the initial year. Since January 2004, several high-profile companies have dual-listed and we continue to target additional companies about joining the program. We have also attracted listings from a growing number of foreign companies seeking to access U.S. capital markets, and we believe that significant opportunities exist to gain new listings from foreign companies. The addition of new listings (whether from initial public offerings or as a result of switches from another listing venue) will result in increases in our listings revenues and increases in the number of companies listed on The Nasdaq Stock Market and also has the potential to increase our quoting, reporting and trading revenues.

Pursue Strategic Acquisitions and Alliances.    In recent years, the securities trading industry has witnessed significant consolidation among market participants. We believe this trend will continue. We intend to pursue strategic acquisitions and alliances to strengthen our current business, enter new markets and advance our technology. We believe that the successful integration of Brut’s facilities and technology into our operations will demonstrate our ability to successfully execute our acquisition strategy. Over the next several years, we expect the Brut acquisition to generate synergies and to help further strengthen our operating margins and profitability. In addition to acquisitions, we may also pursue partnerships and commercial agreements to take advantage of potential changes in our industry.

Continue to Enhance Our Products and Services and Increase Our Penetration.    We will continue to enhance our existing products and services and to develop new products and services to meet the evolving demands of our customers in a dynamic marketplace while at the same time reducing our operating expenses. We will also aggressively seek to increase our share of trading in Nasdaq- and exchange-listed securities and broaden our customer base by enhancing the Nasdaq Market Center through price leadership, new product offerings (like the Opening Cross and Closing Cross) and through our acquisition of Brut. We have upgraded and expect to continue to upgrade our technology and our product offering while concurrently reducing our costs by retiring our older proprietary-based platforms and using considerably less expensive technology platforms that do not require significant customization.

Exchange Registration

In 2000, we applied with the SEC for registration as a national securities exchange. Exchange registration is a change in legal status for us as opposed to a change in the way we operate. We believe that we will benefit from exchange registration for the following reasons:

•	we will be able to separate Nasdaq from NASD thereby eliminating potential conflicts of interest that could result with being controlled by our regulator;

•	we will be able to clearly establish our separate identity from NASD, a non-profit organization; and

•	we will no longer have to share revenue from certain proprietary products with certain other exchanges.

Because of the nature of the regulatory process and the variety of market structure issues that would have to be resolved across all markets, the registration process has been lengthy. There can be no assurance that exchange registration will occur or that the registration process will occur in a timely manner. For additional information regarding exchange registration, see “Relationship with NASD—Changes Upon Exchange Registration.”

Corporate Information

We are incorporated in Delaware. Our executive offices are located at One Liberty Plaza, New York, New York, 10006 and our telephone number is (212) 401-8700. Our web site is http://www.nasdaq.com. Information contained on our web site is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by the selling

stockholders

Shares outstanding after the offering

Use of proceeds	All the shares offered in this offering will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Listing

Our common stock currently trades on the OTC Bulletin Board under the ticker symbol “NDAQ.” We intend to apply to list our common stock on The Nasdaq National Market, under the ticker symbol “     .” If our common stock is approved for listing, we anticipate that trading on The Nasdaq National Market will begin immediately upon commencement of this offering.

Unless we indicate otherwise, all information in this prospectus:

•	is based on a public offering price of $ ;

•	assumes no exercise of the underwriters’ overallotment option; and

•	excludes:

•	up to 307,262 shares of restricted stock issued to our employees and directors pursuant to equity compensation awards;

•	up to 17,244,773 shares of common stock issuable upon the exercise of options granted to our employees and directors, of which 8,466,487 were exercisable at a weighted average exercise price of $9.76;

•	up to 239,824 shares of common stock issuable upon the exercise of warrants granted to Softbank Corp. at exercise prices of $15.00 and $16.00 per share; and

•	up to 12.0 million shares of common stock issuable upon the conversion of our 4.0% convertible subordinated notes due May 2006 currently owned by Hellman & Friedman Capital Partners IV, L.P. at a conversion price of $20.00 per share.

Shortly after the initial filing of this registration statement, we, together with NASD, expect to provide our stockholders, who purchased shares of our common stock in our 2000 and 2001 private placements, with the opportunity to sell those shares in this public offering. Participation will be subject to meeting certain eligibility requirements and the completion of satisfactory documentation. Any shares of our common stock that were not purchased in our 2000 or 2001 private placements will not be sold in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND PRO FORMA DATA

The table below sets forth certain summary historical and pro forma financial and operating data of our company. The summary historical financial data as of and for the years ended December 31, 2001, 2002 and 2003 set forth below was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2003 and 2004 set forth below was derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The historical financial and operating information may not be indicative of our future performance. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data.

The summary unaudited pro forma financial data set forth below has been prepared to give effect to our acquisition on September 7, 2004 of Toll Associates LLC, and its subsidiaries, including Brut, LLC, owner and operator of the Brut ECN, from SunGard Data Systems Inc. The summary unaudited pro forma financial data as of and for the year ended December 31, 2003 and the nine months ended September 30, 2004 set forth below is derived from our unaudited pro forma condensed combined financial information and the notes thereto included under the caption “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus. The unaudited pro forma statement of operations data for the year ended December 31, 2003 and the nine months ended September 30, 2004 reflects adjustments to our consolidated historical financial information to give effect to the Brut acquisition as if this transaction had occurred on January 1, 2003. The summary unaudited pro forma financial and operating information is based on certain assumptions and adjustments and does not purport to present what our actual results of operations would have been had the Brut acquisition in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. Toll results presented in our unaudited pro forma information for the nine months ended September 30, 2004 and year ended December 31, 2003 reflect audited results of Toll for the periods ended September 6, 2004 and December 31, 2003, respectively. Actual Toll results are included in our results of operations beginning on September 7, 2004, the date we acquired Toll. Since balance sheet data for Toll is included in our balance sheet data as of September 30, 2004, we have not presented pro forma balance sheet data for Toll.

The summary financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus, “Selected Consolidated Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information” and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year-Ended December 31,				Nine Months Ended September 30,
	2001	2002	2003	2003 (Pro Forma)	2003	2004	2004 (Pro Forma)
				(unaudited)		(unaudited)
	(in thousands, except per share amounts)
Statements of Income Data(1)
Revenues
Market Services	$654,979	$581,774	$383,715	$500,082	$297,374	$218,361	$340,986
Issuer Services	189,749	203,969	204,186	204,186	152,571	153,935	153,935
Other	3,342	1,411	1,944	1,944	1,890	91	91

Total revenues	848,070	787,154	589,845	706,212	451,835	372,387	495,012
Cost of revenues(2)	—	—	—	(99,337)	—	(9,177)	(120,043)

Gross margin	848,070	787,154	589,845	606,875	451,835	363,210	374,969
Total direct expenses	662,734	585,131	492,745	512,049	383,529	320,716	332,791
Elimination of non-core product lines, initiatives and severance(3)	—	—	97,910	97,910	69,551	—	—
Nasdaq Japan impairment loss	—	15,208	(5,000)	(5,000)	(5,000)	—	—
Support costs from related parties, net	101,799	74,968	61,504	62,164	48,418	34,293	34,896

Total expenses	764,533	675,307	647,159	667,123	496,498	355,009	367,687

Operating income (loss)	83,537	111,847	(57,314)	(60,248)	(44,663)	8,201	7,282
Net income (loss) from continuing operations	60,055	65,021	(45,112)	(48,099)	(34,305)	3,931	2,643
Loss from discontinued operations (net of tax)(4)	(19,592)	(21,893)	(60,335)	(60,335)	(50,145)	—	—

Net income (loss)	$40,463	$43,128	$(105,447)	$(108,434)	$(84,450)	$3,931	$2,643
Preferred stock(5):
Dividends declared	—	—	(8,279)	(8,279)	(5,736)	(7,350)	(7,350)
Accretion of preferred stock	—	(9,765)	—	—	—	—	—

Net income (loss) applicable to common stockholders	$40,463	$33,363	$(113,726)	$(116,713)	$(90,186)	$(3,419)	$(4,707)

Basic and diluted net earnings (loss) per share:
Continuing operations	$0.52	$0.66	$(0.68)	$(0.72)	$(0.51)	$(0.04)	$(0.06)
Discontinued operations	(0.17)	(0.26)	(0.77)	(0.77)	(0.64)	—	—

Total basic and diluted net earnings (loss) per share	$0.35	$0.40	$(1.45)	$(1.49)	$(1.15)	$(0.04)	$(0.06)

(footnotes on following page)

	As of December 31,			As of September 30, 2004
	2001	2002	2003
				(unaudited)
	(in thousands)
Balance Sheet Data(1):
Cash and cash equivalents and investments available-for-sale(6)	$521,760	$423,588	$334,633	$236,968
Total assets(7)	1,326,251	1,175,914	851,254	850,535
Total long-term liabilities(7)	529,029	636,210	452,927	453,115
Total stockholders’ equity(7)(8)	518,388	270,872	160,696	157,082

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Other Data:
Average daily share volume in Nasdaq-listed stocks (in billions)	1.90	1.75	1.69	1.66	1.78
Percentage of share volume reported to Nasdaq systems(9)	97.2%	89.3%	67.0%	70.7%	49.1%
Initial public offerings	58	46	54	19	104
Secondary offerings	169	149	190	109	182
New listings(10)	136	121	134	72	188
Number of listed companies(11)	4,109	3,659	3,333	3,367	3,287

(1)	Certain prior period amounts have been reclassified to conform with the 2004 presentation.

(2)	Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” execution revenues from transactions executed through Brut are recorded on a gross basis in revenues and expenses such as liquidity rebate payments are recorded in cost of revenues as Brut acts as principal. Our other execution revenues will continue to be reported net of the liquidity rebate as we do not act as principal.

(3)	Reflects expenses in connection with our strategic review.

(4)	Reflects losses related to our disposal of Nasdaq Europe and IndigoMarkets.

(5)	The Series A Cumulative Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and carried a 10.6% dividend rate in all subsequent years. On September 30, 2004, NASD waived a portion of the dividend for the third quarter of 2004 of $2.5 million and accepted an aggregate amount of $1.0 million (calculated based on an annual rate of 3.0%) as payment in full of the dividend for this period. On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock accrues quarterly dividends at an annual rate of 3.0% for all periods until July 1, 2006 and at an annual rate of 10.6% for periods thereafter. The principal amount of the Series C Cumulative Preferred Stock will accrete through retained earnings from its estimated current fair market value of $129.2 million to its redemption value of $133.8 million over the five consecutive quarters beginning with the fourth quarter of 2004.

(6)	Decrease in cash and cash equivalents and investments available-for-sale as of September 30, 2004 as compared with December 31, 2003 was primarily due to our acquisition of Brut on September 7, 2004 for total cash consideration of $190.0 million, subject to certain post-closing adjustments.

(7)	Includes continuing and discontinued operations. For a further discussion of the impact of these items from discontinued operations, see Note 2, “Significant Transactions—Discontinued Operations,” to our consolidated financial statements and condensed consolidated financial statements.

(8)	Decrease from 2001 to 2002 is primarily the result of our purchase of certain shares of our common stock from NASD for $305 million in cash, and as part of the purchase price also issued 1,338,402 shares of our Series A Cumulative Preferred Stock and 1 share of our Series B Preferred Stock to NASD in 2002.

(9)	Consists of all trades in Nasdaq-listed securities reported to the Nasdaq Market Center.

(10)	Includes initial public offerings, including those completed on a best efforts basis, and listings that switched from other listing venues.

(11)	Number of listed companies as of period end.

RISK FACTORS

An investment in our common stock is subject to a number risks and uncertainties. You should carefully consider the following risk factors and all the other information contained in this prospectus before deciding whether to purchase our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our operating results could fluctuate significantly in the future.

The financial services industry is risky and unpredictable and is directly affected by many national and international factors that are beyond our control. Any one of these factors could have a material adverse effect on our business, financial condition and operating results by causing a substantial decline in the financial services markets and reduced trading volume.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, including:

•	a decrease in the trading volume in The Nasdaq Stock Market;

•	increased competition from regional exchanges, ECNs, the Alternative Display Facility operated by NASD or other alternative trading systems that might reduce market share and create pricing pressure;

•	competition from the NYSE or new or existing exchanges competing for new listings;

•	reduction in the rate at which The Nasdaq Stock Market obtains new listings and maintains its current listings;

•	a reduction in industry use of market data;

•	regulatory changes and increases in compliance costs;

•	our ability to utilize capital effectively;

•	our ability to integrate acquisitions;

•	our ability to manage personnel, overhead and other expenses, particularly technology expenses; and

•	general market and economic conditions.

Our operating results are affected by the seasonality in our business. We experienced relatively higher trading volume during the first and second quarters of 2004. We experienced a decline in trading volume for the third quarter of 2004. We generally expect to have our lowest trading volume of any year during the third quarter. As seasonal trends affect our operating results they may have a negative impact on the market price of our common stock.

As a result of all the foregoing factors, you will not be able to rely on our operating results in any particular period as an indication of our future performance.

Our business and operating results could be harmed by market fluctuations and other risks associated with the securities industry generally.

Trading volume is directly affected by economic and political conditions, broad trends in business and finance, and changes in price levels of securities and by the overall level of investor confidence. Weak economic conditions or a reduction in prices of securities trading on the securities markets could result in a decline in trading volume. A decline in trading volume would lower revenues from our Market Services segment and our profitability may be adversely affected if we are unable to reduce costs at the same rate. We are particularly affected by declines in trading volume in technology-related securities because a significant portion of our customers trade in these types of securities and a large number of technology-related companies are listed on The Nasdaq Stock Market. In addition, investor confidence and trader interest can be affected by factors outside our control, such as the publicity surrounding several recent investigations and prosecutions for corporate governance or accounting irregularities at public companies. Any stagnation or decline in the IPO market will have an adverse effect on our revenues, including, in particular, revenues from listing fees. Poor economic conditions could also lead to an increase in the number of companies delisted from The Nasdaq Stock Market also causing a decline in our revenues. During the nine months ended September 30, 2004, 45 companies were delisted from The Nasdaq Stock Market for regulatory non-compliance and 189 companies voluntarily delisted primarily due to mergers or to switch listing venues.

If our revenues decline and we are unable to reduce our costs, our profitability could be adversely affected.

We base our cost structure on historical and expected levels of demand for our products and services. Any decline in demand for our products and services and our resulting revenues may not cause a corresponding decline in our expenses and, therefore, we may not be able to adjust our cost structure on a timely basis. Over the last several years, the securities industry and securities markets have faced generally adverse conditions and increased competition. As a result, we have not been able, and in the future may not be able, to maintain revenues and income levels from prior periods when there was substantial growth in the securities industry. In addition, we may have difficulty managing our business as we are forced to reduce our expenses to deal with contraction in our business.

Any failure to achieve our goals on cost savings will have an adverse impact on our business, financial condition and results of operations. We may fail in our initiatives to try to increase our business. We also may not have made adequate allowances for the changes and risks associated with the increasingly competitive securities market landscape or a weakened equities market. Our systems and procedures may not be adequate to support our operations. Our management may not be able to offer or expand our services successfully, particularly in adverse market conditions. If we are unable to manage our operations effectively, our business, financial condition and operating results could be adversely affected.

We face significant competition in our business.

The securities trading business is highly competitive. We face competition from numerous entities in the securities trading industry, including competition for listings and trading services from other exchanges and market centers. Such competition also includes pricing competition. In addition, competition could increase as a result of the registration of new exchanges. The following factors are some of the risks associated with competition that may affect our business and results of operations:

Competition by national and regional exchanges, ECNs and the Alternative Display Facility may reduce our transactions, trade reporting and market information revenues and impact our ability to increase our market share of transactions in Nasdaq-listed and exchange-listed securities.

We have invested considerable capital in the trading services we offer through the Nasdaq Market Center. These services have been launched into a competitive environment. Any decision by market participants to quote, execute or report trades through regional exchanges or the Alternative Display Facility maintained by NASD, as discussed below, could have a negative impact on our share of quotes and trades in securities listed on The Nasdaq Stock Market and may adversely affect our business, financial condition and operating results.

We currently face increased competition from regional exchanges for quotation, execution and trade reporting business for securities listed on The Nasdaq Stock Market, which affects revenues from the Market Services segment. ECNs such as Instinet Group, which operates INET, quote and report trades to regional exchanges and ArcaEx quotes and reports to the Pacific Exchange.

Additionally, the NYSE has formally requested entry into the joint industry-plan that governs the sharing of market information revenue for Nasdaq-listed securities (the “UTP Plan”), with the stated purpose of being able to trade QQQ now that it has listed on The Nasdaq Stock Market. If the NYSE chooses to trade QQQ and other Nasdaq-listed stocks once they are a participant, then we could face competition in our Market Services segment, in addition to listing competition from the NYSE.

It is possible that a competing securities exchange, ECN, market maker, network provider, or technology company could develop ways to replicate the network offered through the Nasdaq Market Center in a more efficient manner than we do and persuade a critical mass of market participants to switch to such a new network. If there is an increase in the number of market makers or ECNs that determine they do enough order routing traffic to justify setting up a proprietary network for their traffic, we may be forced to alter our pricing structure or risk losing share in the order routing or execution business.

As a condition for the SEC’s approval of our current trading platform, the SEC required NASD to provide NASD members with the ability to opt-out of reporting trades to the Nasdaq Market Center by providing the Alternative Display Facility as an alternative quotation and trade reporting facility for NASD members. If additional market participants quote through the Alternative Display Facility, we face the risk of reduced market share in revenues from the Market Services segment, which could adversely affect our business, financial condition and operating results.

Through the Nasdaq Market Center, we also compete for trading in exchange-listed securities, including securities listed on the NYSE and Amex. Historically, we have had a comparatively small percentage of this market due in part to the centralized nature of NYSE and Amex. As a result, the national exchanges offer greater liquidity in these stocks than we do. In addition, regulatory limitations currently hinder us from increasing our market share in trading NYSE-listed securities. See “The Industry—The Trade Execution Function.” Accordingly, we face major obstacles in trying to increase our market share of trading in exchange-listed securities.

The NYSE has stated that it intends to increase its focus on its electronic trading capabilities. In August 2004, the NYSE sought the SEC’s approval of an NYSE rule proposal to expand its electronic trading system and to make it a permanent facility of the NYSE. We believe our electronic trading model has significant advantages over the NYSE’s current floor-based model. Accordingly, a move to enhance market participants’ ability to engage in automated electronic trading on the NYSE could undermine one of our competitive advantages and could negatively impact our business.

Our responses to competition may not be sufficient to regain lost business or prevent other market participants from shifting some of their quoting and/or trade reporting to regional exchanges. We may be required to take further action to remain competitive such as reducing prices. If we are unable to compete for transactions, trade reporting and market information revenues, it could have an adverse effect on our business, financial condition and operating results.

Over the past few years, competition from ECNs and other electronic trading platforms has significantly reduced our market share of trade executions in Nasdaq-listed securities. If this trend of declining market share of trade executions in Nasdaq-listed securities continues, it could have an adverse effect on our business, financial condition, or operating results.

Substantial listing competition could reduce our revenues.

The Nasdaq Stock Market faces competition for listings from other primary exchanges and especially from the NYSE. In addition to competition for initial listings, The Nasdaq Stock Market also competes with the NYSE to maintain listings. Every year, a net number of issuers listed on The Nasdaq Stock Market switch to the NYSE. The 50 largest Nasdaq-listed issuers (based on U.S. market value) accounted for approximately 51.7% and 42.8% of total dollar volume traded on The Nasdaq Stock Market for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. While the loss of one or more of these issuers would result in a decrease in listings revenues for our Issuer Services segment, such a loss would cause an even more significant reduction in revenues from the Market Services segment because of a decline in quoting, reporting and trading revenue. In addition new entrants to the listing services business could provide additional competition for us. For example ArcaEx, the exclusive equities trading facility of the Pacific Exchange, has begun competing for listings and the associated listing fees. The reduction in initial listings or the loss of one or more large issuers could have an adverse effect on our business, financial condition, or operating results.

In 2002, the U.S. Congress enacted the Public Company Accounting Reform and Investor Protection Act, commonly known as the Sarbanes-Oxley Act, in response to a perceived need for reform in the oversight of listed companies. The Sarbanes-Oxley Act may discourage some U.S. companies from making public offerings and listing with us or any U.S. exchange. In addition, although Congress exempted non-U.S. companies from certain provisions of the Sarbanes-Oxley Act in 2003, the increased regulatory requirements imposed by the Sarbanes-Oxley Act may deter non-U.S. companies from listing in the United States. Accordingly, these companies may choose not to list with Nasdaq or any U.S. exchange.

Our market center data revenues are adversely affected by competition from ECNs and regional exchanges.

Exchanges that are participants in the UTP Plan, which collects and disseminates price and transaction information for securities listed on The Nasdaq Stock Market, are entitled to a share of fees collected by the exchanges and The Nasdaq Stock Market from data vendors for price and transaction information. These fees are referred to as “tape fees.” Over the last several years other participants in the UTP Plan have received increasing percentages of the UTP Plan fees as a result of ECNs reporting to regional exchanges instead of to us. As a result, our share of UTP Plan fees has declined accordingly. In addition, as a facility of the Pacific Exchange, ArcaEx is able to earn UTP Plan fees, which has reduced our share of UTP Plan fees. If this trend continues and our share of the UTP Plan fees continue to experience reductions, then our business, financial condition and results of operations could be adversely affected.

Price competition has impacted and could continue to impact our business.

The securities trading industry is characterized by intense price competition and we have determined that it is in our best interest to gain price leadership in transaction and market data fees. We have recently implemented changes to our pricing designed to make us more attractive to high-volume customers. However, to date, our trading volume has not increased to compensate for the reduction in revenues caused by these price decreases. Should our trading volume not increase in the future, we will continue to suffer from a decline in revenues as a result of our new reduced prices, and our business, financial condition and results of operations could be adversely affected. Additionally, if any competitor sought to increase its market share by further reducing its transaction fees, offering higher liquidity payments or other incentives, our business, financial condition and results of operations could be adversely affected.

Our revenues derived from market data fees are also subject to price competition. We currently rebate to our customers 50% of the market data fees that we receive for trading in exchange-listed securities, and also have a program to share a portion of revenues associated with the trading of Nasdaq-listed securities, including a portion of Nasdaq Market Services Subscriptions revenues. Many of our competitors offer their customers similar rebates. Price competition with respect to market data rebates or our program relating to sharing revenues associated with trading Nasdaq-listed securities could attract trading volume away from us, leading to loss of market share and decreased revenues.

Finally, pursuant to our aggressive pricing strategy, although we price many of our products and services at prices that are competitive with the prices charged by our competitors for similar products and services, our overall operating costs are currently significantly higher than those of our competitors which puts us at a disadvantage. If we are unable to reduce our cost structure to a point where it is comparable to that of our competitors, then we may be unable to continue to offer our products and services at competitive prices and consequently our business, financial condition and operating results could be adversely affected.

Our revenues may be impacted by competition in the business for financial products.

We have grown our financial products business, which creates and licenses Nasdaq-branded financial products. Nasdaq-sponsored financial products are subject to intense competition from other ETFs, derivatives and structured products as investment alternatives. Our revenues may be adversely affected by increasing competition from competitors’ financial products designed to replicate or correlate with the performance of Nasdaq financial products.

In addition, the legal and regulatory climate, which supports the licensing of these financial products, may change. For certain license agreements there could be an increased risk of counterparty default. In this intensely competitive environment, new entrants may seek to avoid the cost of licensing by trading QQQ or other Nasdaq financial products without a license. We have filed one lawsuit against a party trading QQQ without a license. While the trial court dismissed certain of our claims in September 2004, in November 2004 we petitioned the court to allow us to file an amended complaint. We intend to defend our intellectual property rights and take appropriate legal action against any other entity that seeks to trade Nasdaq financial products without obtaining a license from us. If we are unsuccessful in our lawsuit, it may negatively impact our ability to receive license fees from U.S. markets that trade the QQQ on a UTP basis.

System limitations, failures or security breaches could harm our business.

Our business depends on the integrity and performance of the computer and communications systems supporting it. If our systems cannot be expanded to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in lower trading volumes, financial losses, decreased customer service and satisfaction, and regulatory sanctions. We have experienced occasional systems failures and delays in the past and could experience future systems failures and delays especially as we implement new systems. In particular, in connection with the Brut acquisition, we are in the process of integrating Brut’s systems with our systems while concurrently trying to update our systems. The integration of the Brut systems and the implementation of new systems could increase the likelihood of system failures or delays.

We use internally developed systems to operate our business, including transaction processing systems to accommodate increased capacity. However, if our trading volume increases unexpectedly, we will need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing, or cost of any increases; or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage or terrorism, computer viruses, intentional acts of vandalism and similar events. We have active and aggressive programs in place to identify and minimize our exposure to these vulnerabilities and work in collaboration with the technology industry to share corrective measures with our business partners. Although we currently maintain multiple computer facilities that are designed to provide redundancy and back-up to reduce the risk of system disruptions and have facilities in place that are expected to maintain service during a system disruption, such systems and facilities may prove inadequate. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

We could encounter difficulties in integrating Brut, our recent ECN acquisition, with the Nasdaq Market Center.

On September 7, 2004, we acquired the Brut ECN. Brut’s integration with our existing business operations presents many challenges and has demanded significant attention of several key managers. The demands placed on the time of our management team in the Brut integration may adversely affect the operation of our existing businesses. The integration could take longer than planned and be subject to unanticipated difficulties and expenses.

Key risks involve:

•	failure to execute as well or as quickly as anticipated on our integration plans, including the integration of the acquired employees, operations, technologies and products with our existing business and products;

•	retention of business relationships with suppliers and customers of Brut;

•	loss of key Brut personnel;

•	the diversion of our management during the integration process; and

•	resistance to cultural changes in the acquired organization.

We may not be able to keep up with rapid technological and other competitive changes affecting the structure of the securities markets.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products and changing customer demands. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis and continuing to implement lower cost technologies, which require significantly less customization. If we fail to implement these lower cost technologies or if these technologies fail to work as expected, our business would be negatively impacted. Our business, financial condition and operating results may be adversely affected if we cannot successfully develop, introduce, or market new services and products or if we need to adopt costly and customized technology for these services and products. In addition, any failure by us to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in other product development efforts, could have a material adverse effect on our business, financial condition and operating results.

We will need additional funds to support our business.

We depend on the availability of adequate capital to maintain and develop our business. We believe that our current capital requirements will be met from internally generated funds and from the funds previously raised. However, based upon a variety of factors, including our market share, reductions in fee levels caused by increased competition, the cost of service and technology upgrades and regulatory costs, our ability to fund our capital requirements may vary from those currently planned. In addition, in 2006, $240 million aggregate principal amount of our convertible notes will become due and payable. Should we raise additional capital through debt issuances, any restrictive covenants contained in such debt instruments may likely impose significant limitations on our ability to take certain business actions. Furthermore, if we issue additional equity, our equity holders, including you, may suffer dilution. There can be no assurance that additional capital will be available on a timely basis, or on favorable terms or at all. We will not receive any of the proceeds from this offering of our common stock by some of our shareholders.

Our financial condition and results of operations may suffer if we incur more charges than currently anticipated.

In June 2003, we announced the results of a strategic review designed to eliminate non-core products and initiatives in order to position us for improved profitability and growth. Through the end of 2003, we had incurred $145.5 million in pre-tax charges related to the elimination of these products and services. See Note 2, “Significant Transactions—Strategic Review,” to the consolidated financial statements. We continue to evaluate our cost structure relative to our revenue levels and may take additional charges in the future. If our estimates about future charges prove to be inadequate, our financial condition and results of operations could be adversely affected.

Regulatory changes and changes in market structure could have a material adverse effect on our business.

We operate in a highly regulated industry. In recent years, the securities trading industry and, in particular, the securities markets, have been subject to significant regulatory changes. Regulatory changes are generally made in response to innovations in markets and technology or to address regulators’ specific concerns, such as ensuring best execution for investors. Moreover, the securities markets have been the subject of increasing political and public scrutiny over the past year in response to a number of developments and inquiries. Any of these factors or events may result in future regulatory or other changes, although we cannot predict the nature of these changes or their impact on our business at this time. Our customers also operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could impact the ability of our customers to use The Nasdaq Market Center or could adversely affect The Nasdaq Stock Market. The loss of a significant number of customers or a reduction in trading activity on The Nasdaq Stock Market as a result of such changes could have a material adverse effect on our business, financial condition and operating results.

The SEC published a concept release in November 2004 requesting public comment on the structure of the self-regulatory system, including alternative approaches to securities industry self-regulation. Certain of the approaches discussed by the SEC in the release call for a single self-regulatory organization, or SRO (the “Universal Regulator”), that would be responsible for all rules, markets and members. Under these models, all markets, both the Nasdaq and exchange markets, would be registered with the Universal Regulator and would not have any self-regulatory authority. Other models discussed by the SEC would significantly reduce or even eliminate securities industry self-regulation altogether. The adoption of any of these models could adversely affect our control of our market and may adversely impact our business, financial condition and operating results.

We are subject to extensive regulation that may harm our ability to compete with less regulated entities.

Under current federal securities laws, changes in our rules and operations, including our pricing structure, must be approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that we submit. In addition, the SEC may delay the initiation of the public comment process or the approval process. This delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. We must compete not only with ECNs that are not subject to the SEC approval process, but also with other exchanges that have lower regulation and surveillance costs than us. This self-regulation cost that we are required to undertake contributes to the high quality regulation of our market. However, with the fragmentation of trading that has occurred through SEC encouragement, fragmentation of regulation has followed. There is a risk that trading will shift to exchanges that spend significantly less on regulation services. In April 2003, we raised both concerns—regulatory fragmentation and regulatory arbitrage—to the SEC in an attempt to ensure that the SEC does not permit competition to harm regulation. The SEC has sought and received public comment with regard to our concerns and recently published a concept release that, among other things, seeks additional comment on these issues. There can be no assurance that the SEC will act favorably regarding our arguments in the foreseeable future.

In addition, Brut, LLC is a broker-dealer. Broker-dealers are subject to certain regulations that did not apply to us prior to the Brut acquisition. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer’s designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC’s financial responsibility rules. NASD is Brut’s current DEA, and the SEC has requested that Brut become a member of the NYSE so that the NYSE can become Brut’s DEA. A failure to comply with the SEC’s request in a satisfactory manner may have adverse consequences and changing Brut’s DEA may entail additional regulatory costs. See “Regulation” for further discussion of broker-dealer regulations. Any failure to comply with these broker-dealer regulations could have a material effect on the operation of our business, financial condition and operating results.

We have self-regulatory organization obligations and also operate a for-profit business, and these two roles may create conflicts of interest.

Pursuant to the Securities Exchange Act of 1934, as amended, we have obligations pursuant to delegated authority from our SRO, NASD, to regulate and monitor activities on The Nasdaq Stock Market and ensure compliance with applicable law and the rules of our market by market participants and Nasdaq-listed companies. The SEC staff has expressed concern about potential conflicts of interest of “for-profit” markets performing the regulatory functions of a self-regulatory organization. While we outsource the majority of our market regulation functions to NASD, we do perform certain regulatory functions related to our listed companies and our market. In addition to the risk of overly aggressive regulation, potential conflicts of interest could also result in overly lenient regulation, motivated by a misplaced attempt to increase trading volume and revenue. In either case, any failure by us to diligently and fairly regulate our market or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt SEC scrutiny and adversely affect our business. The SEC recently issued a concept release relating to the efficacy of the self-regulation system, including the inherent tensions in the SRO model. The SEC has also recently proposed new rules with respect to SROs. The proposed new rules would, among other things:

•	require a majority independent board for SROs and nominating, governance, audit, compensation and regulatory oversight committees of the board composed solely of independent directors;

•	require separation of an SRO’s regulatory functions from its market operations and other business interests;

•	restrict ownership and voting levels of members of the SRO that are broker-dealers to no more than 20%;

•	require SROs to comply with additional reporting and other requirements in the event that the SRO lists or trades its own or an affiliate’s securities; and

•	require that all regulatory fees, fines and penalties received be used to fund regulatory programs and not be made available for distribution to shareholders.

Any rule making that may result from this release could have a material effect on the operation of our business, financial condition and operating results.

The adoption of Regulation NMS by the SEC could have a material adverse effect on our business.

In February 2004, the SEC proposed Regulation NMS, a series of proposals designed to modernize the regulatory structure of the U.S. equity markets. The SEC has recently announced that it will republish Regulation NMS for comment. Regulation NMS addresses the trade-through rule, intermarket access, market data and sub-penny pricing. See “The Industry—Recent Industry Developments.”

We cannot predict whether the changes proposed by Regulation NMS will be adopted by the SEC in their proposed form, a different form, or at all. Accordingly, we cannot predict the impact these proposed rule changes will have on our business. If the SEC adopts a proposal that (i) reduces the market data fees or revenues we receive for trade executions, (ii) imposes significant regulatory compliance costs upon us, (iii) reduces the number of orders routed to our systems for execution, and/or (iv) reduces the number of internalized trades reported to The Nasdaq Stock Market, our business, financial condition and results of operations may be adversely affected. Internalization occurs when a broker-dealer receives a customer buy or sell order and, instead of routing the order to another broker-dealer or market for execution, chooses to fill the order from shares in the firm’s own trading account or by executing it against other customer orders that the firm holds. In addition, Regulation NMS may lead to structural change in how securities trade and report, which are unknown and could have an adverse impact on our financial results or which could adversely affect our competitive position.

Failure to protect our intellectual property rights could harm our brand-building efforts and ability to compete effectively.

To protect our rights to our intellectual property, we rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, clients, strategic partners and others. The protective steps that we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered, or applied to register, our trademarks in the United States and in 40 foreign jurisdictions and have pending U.S. and foreign applications for other trademarks. Effective trademark, copyright, patent and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, financial condition and operating results.

Failure to attract and retain key personnel may adversely affect our ability to conduct our business.

Our future success depends, in large part, upon our key employees who execute our business strategy and identify and pursue strategic opportunities and initiatives. In particular, we are highly dependent on the continued services of Robert Greifeld, our President and Chief Executive Officer, and other executive officers, key employees and technical personnel who possess extensive financial markets knowledge and technology skills. The diminution or loss of the services of these persons for any reason, as well as any negative market or industry perception arising from that diminution or loss, could have a material adverse effect on our business. We do not maintain “key person” life insurance policies on any of our executive officers, managers, key employees or technical personnel. We may have to incur costs to replace key employees that leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner.

We are subject to risks relating to litigation and potential securities laws liability.

Many aspects of our business potentially involve substantial risks of liability. While we enjoy immunity from private suits for self-regulatory organization activities, we could be exposed to liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and other federal and state agencies. These risks include, among others, potential liability from disputes over the terms of a trade, or claims that a system failure or delay cost a customer money, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a securities transaction. As we intend to defend any such litigation actively, significant legal expenses could be incurred. An adverse resolution of any future lawsuit or claim against us could have an adverse effect on our business, financial condition and operating results.

In addition, we are subject to oversight by the SEC. The SEC regularly examines us for compliance with our obligations under the securities laws. In the case of non-compliance with our obligations under those laws, we could be subject to investigation and judicial or administrative proceedings that may result in substantial penalties.

We have a lack of operating history as for-profit entity.

While we have an established operating history, we have only operated as a for-profit company with private ownership interests since June 28, 2000. Therefore, we are subject to the risks and uncertainties associated with any recently independent company.

Our agreements with NASD and its other affiliates may not be on terms as favorable to us as could have been obtained from unaffiliated third parties and we have potential conflicts of interest with NASD and related parties.

For purposes of governing our ongoing relationship, we and NASD, or their affiliates, have entered into various agreements and arrangements involving the provision of services such as market surveillance and other regulatory and facilities sharing functions. We have negotiated an agreement with NASD, pursuant to which NASD will regulate our membership and market surveillance activity commencing upon the SEC granting our application for exchange registration. At the time the parties negotiated this agreement, the parties envisioned that NASD would continue regulating trading activity on The Nasdaq Stock Market under a long-term contract that establishes the various functions NASD will perform for us and the pricing methodology for the services that we receive from NASD. The functions covered under this agreement, as negotiated, are substantially of the same type and scope as those NASD currently performs under the Delegation Plan.

Until exchange registration is granted, the regulatory services agreement between Nasdaq and NASD is not effective. Thus, Nasdaq and NASD currently operate pursuant to the Delegation Plan. We have approached NASD about formalizing the services provided pursuant to the Delegation Plan in a written contract to be effective until exchange registration. However, the parties have not agreed to the terms of such an agreement to date. Since we have no formal regulatory services contract with NASD, we negotiate pricing on services annually and we can offer no assurances that we will be able to obtain services from NASD at comparable or reduced price levels in future periods. In addition, we may determine that it is necessary to negotiate other new contracts with NASD or its affiliates, or to renegotiate existing contracts between the parties. Although it is the intention of the parties to negotiate agreements that provide for arm’s length, fair market value pricing, there can be no assurance that these contemplated agreements, or the transactions provided in them, will be effected on terms as favorable to us as could have been obtained from unaffiliated third parties. The cost to us for such services could increase at a faster rate than our revenues and could adversely affect our business, financial condition and operating results.

Conflicts of interest may arise between us and NASD, or its affiliates, in a number of areas including the nature, quality and pricing of services rendered; tax and employee benefit matters; indemnity agreements; sales or distributions by NASD of all or any portion of its ownership interest in us; or NASD’s ability to influence certain affairs of ours prior to exchange registration. There can be no assurance that NASD and Nasdaq will be able to resolve any potential conflict or that, if resolved, we would not receive a more favorable resolution if we were dealing with an unaffiliated party.

On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock. Under the exchange agreement, we must obtain NASD’s prior written consent before incurring or assuming long-term debt or engaging in extraordinary asset sales that in aggregate equal or exceed $200.0 million in outstanding long-term debt and sales of our assets for cash outside of the ordinary course of business. NASD’s consent may not be unreasonably withheld; however, if we elect to proceed with such a transaction, NASD is permitted to condition its consent on the proceeds being used to redeem the Series C Cumulative Preferred Stock. Debt outstanding as of February 21, 2002 and debt incurred to refinance such outstanding debt are excluded from this calculation. Also, sales of capital stock and sales or transfers of assets in connection with a joint venture, strategic alliance or similar arrangement (if not primarily for cash and to raise capital) are excluded from the definition of sales of our assets for cash outside of the ordinary course of business.

NASD will continue to maintain voting control over us until exchange registration is granted and may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests.

The SEC requires that NASD retain greater than 50% of the voting control over us. Pursuant to our authority to operate The Nasdaq Stock Market as delegated to us by NASD and as approved by the SEC, NASD must continue to have voting control over us until the SEC approves our application to become a registered exchange. Even if exchange registration was granted to us by the SEC, NASD will still own              shares of our common stock (assuming exercise of the underwriters’ overallotment option) following this offering and still be entitled to     % of the vote of holders of our common stock, which takes into account that the voting rights of the shares underlying the unexercised and unexpired warrants will move from NASD to the holders of those warrants. Until exchange registration is granted, as a result of NASD’s voting control, its share ownership and our operating pursuant to NASD’s SRO registration pursuant to delegated authority, NASD will be in a position to continue to control substantially all matters affecting us, including any determination with respect to our direction and policies, acquisition or disposition of assets, future issuances of our securities, our incurrence of debt and any dividend payable on our common stock. NASD may have interests that conflict with your interests as a holder of our common stock. NASD’s control may delay or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us or result in actions that may be opposed by other stockholders, including those who purchase common stock in this offering.

The SEC may challenge or not approve our plan to become a national securities exchange or it may require changes in the manner we conduct our business before granting this approval, which may adversely impact our business or our shareholders.

The SEC may not approve our application for exchange registration or may require changes in our corporate governance structure and the way we conduct our business before granting this approval. Failure to be so registered could adversely affect our competitive position and could have a material adverse effect on our business conditions and business prospects. For example, we would remain subject to NASD’s control if we do not obtain our own license to operate as a self-regulatory organization. This may limit our ability to raise additional capital to expand and improve our products and services or to pay off our obligations. In addition, until exchange registration is granted, we likely will be required to continue sharing UTP Plan fees with other UTP Plan participants for Nasdaq Quotation Dissemination Service (“NQDS”) data, which provides subscribers with the best bid and offer information from each individual Nasdaq market maker and ECN. The obligation to share revenues with other UTP Plan participants for this NQDS data will cease upon exchange registration. Accordingly any delay or failure to obtain exchange registration will impede our ability to retain fees for NQDS data.

Further, in connection with exchange registration, certain changes must be made to the national market system plans so that we can become a participant. Certain participants in the plans may object to, or request modifications to, amendments that we propose. In addition, in order to become a participant in these plans, we will need to pay amounts which have not yet been determined, but which may be significant and could impact our business, financial condition and operating results. We may need to adjust our business practices to join these plans in a manner that will impose costs on us and could adversely impact our business, financial condition or operating results. Failure to resolve these issues could result in a denial or delay of exchange registration.

We have previously sought and obtained approval from the UTP Plan operating committee for the changes to that plan to enable us to become a member once our exchange application has been approved. We have also sought the approval of the operating committees for the other three national market system plans. The operating committee of one national market system plan voted not to accept our proposed changes to that plan that would allow us to become a plan member and to operate our execution system in accordance with our chosen business strategy upon exchange registration. We plan to continue negotiating with the members of the plan; however, we cannot predict the outcome of those negotiations at this time. A failure to achieve a successful outcome could require us to alter our business strategy in an unfavorable manner or could otherwise limit our ability to participate as an exchange under such plan.

In addition, the SEC has advised us that as a condition to exchange registration, we will need to comply with the provision of Section 6 of the Exchange Act requiring that national exchanges provide for representation of their “members” (as defined in the Exchange Act) on their boards of directors. The SEC recently proposed rule changes that could affect the governance of SROs. The proposed rules would require that at least 20% of the total number of directors of an exchange must be selected by its broker-dealer members. While the outcome is not yet clear, we may have to revise our board structure as a condition to exchange registration so that only our members would elect a certain percentage of our board and our stockholders would elect the remainder of the board. In addition, the proposed rules would, among other things, require SROs to implement certain minimum governance standards, including a majority independent board, fully independent nominating, governance, audit, compensation and regulatory oversight committees, and the separation of an SRO’s regulatory functions from its market operations and other business interests. We cannot predict whether these proposed requirements will be adopted by the SEC in their proposed form, a different form, or at all, and cannot now predict the impact of the proposed requirements on our business.

We have recently proposed listing standards to the SEC with respect to listing our common stock on The Nasdaq Stock Market. These proposed listing standards would require periodic reporting of compliance to the SEC and an annual compliance audit by an independent accounting firm. In addition, the SEC has recently proposed Regulation AL, a new regulation that would institute a set of rules for demutualized exchanges and securities associations that intend to list their own securities or those of an affiliate. If Regulation AL is adopted by the SEC after our proposed listing standards go into effect, we may have to alter our operations and business to comply with Regulation AL to the extent that Regulation AL supersedes our proposed listing standards. We cannot predict whether our proposed listing standards or this new rule proposal will be adopted by the SEC in their proposed form, a different form, or at all, and cannot now predict the impact of the proposed requirements on our business.

The SEC also has raised a concern about our desire to remain a venue to which our market participants can report internalized trades. We are negotiating with the SEC to resolve this issue, but we can make no assurances as to the result of such negotiations.

Also, in order for broker-dealers to continue as our market participants after the SEC grants our application for exchange registration, broker-dealers will need to become members of Nasdaq. After we become an exchange, these broker dealers will no longer be able to rely on their NASD membership to utilize our products and services. There is no assurance that broker-dealers will choose to become members of Nasdaq. If broker-dealers determine not to become Nasdaq members upon the SEC granting our application to become an exchange, our business, financial condition and operating results could be adversely affected.

Accordingly, there can be no assurance that exchange registration will occur or that the registration process will occur in a timely manner. Because of the nature of the regulatory process and the variety of market structure issues that would have to be resolved across all markets, the registration process has been lengthy. In the long-term, the failure to be approved as an exchange by the SEC may have negative implications on the ability of us to fund our planned initiatives.

We depend on third party suppliers and service providers for a number of services that are important to our business. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business.

We depend on a number of suppliers, such as MCI, Microsoft, Cisco, Hewlett Packard and Dell for elements of our trading, market data and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of an important supply or service by any third party and our inability to make alternative arrangements in a timely manner, or at all, could result in lost revenue and higher costs and adversely affect our business, financial condition and operating results.

Risks Associated With Purchasing Our Common Stock in This Offering

There currently is a limited trading market for our common stock.

To date there has been a limited public market for our common stock on the OTC Bulletin Board. Daily trading volume in shares of our common stock has averaged approximately 21,000 shares during the nine months ended September 30, 2004. We intend to apply to list our common stock on The Nasdaq National Market under the ticker symbol “     .” If our common stock is approved for listing, we anticipate that trading of our common stock on The Nasdaq National Market will begin immediately upon commencement of this offering.

We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not set in the public trading market. Instead, the offering price will be determined by negotiations between the underwriters, the selling stockholders and us. You may not be able to resell your shares above the offering price and may suffer a loss on your investment.

Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors and officers or our strategic investors.

Fluctuations in our operating results may negatively impact our stock price.

Our revenue, margins, and operating results have varied in the past and are likely to fluctuate significantly in the future, making them difficult to predict. We believe our business has relatively large fixed costs and low variable costs, which magnifies the impact of revenue fluctuations on our operating results. As a result, a decline in our revenue may lead to a relatively larger impact on operating results. A substantial portion of our operating expenses is related to personnel costs, regulation and corporate overhead, none of which can be adjusted quickly. Our operating expense levels are based on our expectations for future revenue. If actual revenue is below management’s expectations, or if our expenses increase before revenues do, both gross margins and operating results would be materially and adversely affected. Because of these fluctuations, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock is likely to decline.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales by our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. As of November 30, 2004, there were 78,921,393 shares of our common stock outstanding, which include the shares of our common stock sold in two private placements in 2000 and 2001. Of our outstanding shares, only the shares of our common stock sold in this offering and shares previously sold in the two private placements of our common stock in 2000 and 2001 will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. The remaining shares will be “restricted securities” subject to the volume limitations and the other conditions of Rule 144. Prior to this offering, our shares of common stock traded on the OTC Bulletin Board and there was low liquidity and trading volume. Following this offering, the listing of our common stock on The Nasdaq Stock Market and the resulting additional liquidity for our common stock could encourage existing holders of our common stock to sell their shares.

The number of freely transferable shares of our common stock will increase upon any exercise of outstanding warrants sold by NASD in the 2000 and 2001 private placements that entitle holders thereby to purchase shares of our common stock that are currently owned by NASD. In addition, the number of freely transferable shares of our common stock will increase upon any exercise of outstanding options pursuant to our stock compensation and stock award plan for our employees. Also, the number of freely transferable shares of our common stock will increase if the holders of our Series C Cumulative Preferred Stock become entitled to receive an additional payment and we elect to pay such additional payment in shares of our common stock. See “Description of Capital Stock—Preferred Stock.” Finally, the number of freely transferable shares of our common stock will increase upon any conversion of our convertible subordinated notes, which are convertible into 12,000,000 shares of our common stock.

We, our directors, executive officers and select existing stockholders will agree pursuant to a lockup agreement, with limited exceptions, for a period of          days after the date of this prospectus, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock.

We have previously granted NASD certain registration rights with respect to the 1,338,402 outstanding shares of Series C Cumulative Preferred Stock and the shares of common stock underlying the warrants issued by NASD in two private placements in 2000 and 2001. For a description of these rights, see “Description of Capital Stock—Preferred Stock.” We have granted the holder of our convertible subordinated notes certain registration rights with respect to the shares of our common stock underlying those notes. Upon the effectiveness of such a registration, all shares covered by a registration statement will be freely transferable. In addition, pursuant to an investor rights agreement, NASD may direct, subject to the terms and conditions set forth in the investor rights agreement, that we allow NASD members, subject to regulatory requirements, to subscribe to purchase up to 10,295,403 shares of common stock in the event that we conduct an initial public offering of our common stock for cash. See “Relationship with NASD—Agreements and Arrangements with NASD.”

Provisions of our certificate of incorporation, including provisions included to address SEC concerns, and Delaware law could delay or prevent a change in control of our company and entrench current management.

Our organizational documents contain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a change of control of us, such as a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management.

Our organizational documents place restrictions on the voting rights of certain stockholders. Our certificate of incorporation limits the voting rights of persons (either alone or with related parties) owning more than 5% of the then outstanding votes entitled to be cast on any matter, other than NASD or any other person as may be approved by our board of directors prior to the time such person owns more than 5% of the then outstanding votes entitled to be cast on any matter. The SEC has proposed rules that will raise ownership limitations of broker-dealers to 20%. We have not determined at this time if we will seek to raise our 5% ownership limitation if the SEC adopts the proposed rule.

In addition, in response to the SEC’s concern about a concentration of our ownership, our exchange registration application includes a rule that prohibits any Nasdaq member or any person associated with a Nasdaq member from beneficially owning more than 5% of our outstanding voting interests.

In addition, our certificate of incorporation and by-laws:

•	provide for a staggered board of directors;

•	do not permit the removal of directors other than for cause and require supermajority stockholder approval to remove directors;

•	do not permit stockholders to act by written consent or to call special meetings;

•	require certain advance notice for director nominations and actions to be taken at annual meetings;

•	require supermajority stockholder approval with respect to certain amendments to our certificate of incorporation and constitution (including in respect of the provisions set forth above); and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, that could be issued by our board of directors without stockholder approval.

Section 203 of the Delaware General Corporation Law, or DGCL, imposes restrictions on mergers and other business combinations between us and any holder of 15% or more (or, in some cases, a holder who previously held 15% or more) of our common stock. In general, Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. See “Description of Capital Stock—Delaware Business Combination Statute.”

We do not currently intend to pay dividends on our common stock.

You should not anticipate receiving dividends with respect to shares of common stock you purchase in this offering. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that our board or directors deems relevant. Accordingly, if you purchase shares in this offering to realize a gain on your investment, the price of our common stock must appreciate, which may not occur. Investors seeking cash dividends should not purchase our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock, which may be sold pursuant to this prospectus by the selling stockholders. All proceeds from this offering, net of underwriters’ discounts, will be received by the selling stockholders.

PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES

Our common stock began trading on the OTC Bulletin Board on July 1, 2002 under the symbol “NDAQ.” No established public trading market existed for the common stock prior to July 2002.

There currently is a limited trading market for our common stock. Daily trading volume in shares of our common stock has averaged approximately 21,000 shares during the nine months ended September 30, 2004. The following chart lists the quarterly high and low bid prices for shares of our common stock for the first three quarters of 2004 and for the fourth quarter through December 9, 2004, fiscal year 2003 and the third and fourth quarters of 2002. These prices are between dealers and do not include retail markups, markdowns or other fees and commissions and may not represent actual transactions.

	High	Low
Fiscal 2004
Fourth quarter (through December 9, 2004)	$7.90	$6.45
Third quarter	6.90	5.53
Second quarter	8.80	6.30
First quarter	12.60	8.55
Fiscal 2003
Fourth quarter	$9.35	$8.05
Third quarter	10.05	6.75
Second quarter	8.55	5.15
First quarter	10.40	6.75
Fiscal 2002
Fourth quarter	$11.20	$6.25
Third quarter	13.75	9.05

As of November 30, 2004, we had approximately 1,600 holders of record of our common stock.

DIVIDEND POLICY

In the past, we have not declared or paid cash dividends on our common stock and we currently do not intend to pay any cash dividends on our common stock. Rather, we intend to retain any future earnings for funding our growth and meeting our obligations. Future dividends, if any, will be determined by our board of directors.

CAPITALIZATION

The following table sets forth cash and cash equivalents, senior notes, subordinated notes and our capitalization as of September 30, 2004, on an actual basis. This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

September 30, 2004
(unaudited) (in thousands, except share and par value amounts)
Cash and cash equivalents	$47,986
Investments available-for-sale	188,982

Total Cash and investments available-for-sale	236,968

Long-Term Debt:
Senior notes	25,000
Subordinated notes	240,000

Total Long-Term Debt	265,000
Stockholders’ equity:
Common stock, $0.01 par value, 300,000,000 authorized, shares issued: 130,653,191; shares outstanding: 78,618,593	1,306
Preferred stock, 30,000,000 authorized, Series A: 1,338,402 shares issued and outstanding; Series B: 1 share issued and outstanding(1)	133,840
Additional paid-in capital	358,535
Common stock in treasury, at cost: 52,034,598 shares	(666,543)
Accumulated other comprehensive loss	(593)
Deferred stock compensation	(1,292)
Common stock issuable	2,721
Retained earnings	329,108

Total stockholders’ equity	157,082

Total Capitalization	$422,082

(1)	On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock. For additional information regarding the Series C Cumulative Preferred Stock, see “Description of Capital Stock—Preferred Stock.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial and operating data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial information as of and for the years ended December 31, 2001, 2002 and 2003 set forth below was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 1999 and 2000 set forth below was derived from our audited consolidated financial statements that are not included in this prospectus. The financial information as of and for the nine months ended September 30, 2003 and 2004 set forth below was derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The historical financial and operating information may not be indicative of our future performance.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
Statements of Income(1)	(in thousands, except per share amounts)
Revenues
Market Services	$468,592	$664,679	$654,979	$581,774	$383,715	$297,374	$218,361
Issuer Services	165,377	166,163	189,749	203,969	204,186	152,571	153,935
Other	230	1,617	3,342	1,411	1,944	1,890	91

Total revenues	634,199	832,459	848,070	787,154	589,845	451,835	372,387
Cost of revenues(2)	—	—	—	—	—	—	(9,177)

Gross margin	634,199	832,459	848,070	787,154	589,845	451,835	363,210
Expenses
Compensation and benefits	98,129	137,284	179,352	183,130	159,097	129,039	112,424
Marketing and advertising	62,790	45,908	25,418	26,931	19,515	13,820	8,996
Depreciation and amortization	43,696	65,546	83,684	88,502	89,983	69,045	54,997
Professional and contract services	35,282	59,669	70,669	60,499	37,544	28,679	16,589
Computer operations and data communications	100,493	138,228	166,853	136,642	125,618	93,422	81,243
Provision for bad debts	2,978	5,554	15,459	8,426	1,365	1,584	1,321
Occupancy	6,591	14,766	25,986	32,367	31,212	23,143	21,326
General and administrative	34,588	38,653	95,313	48,634	28,411	24,797	23,820

Total direct expenses	384,547	505,608	662,734	585,131	492,745	383,529	320,716
Elimination of non-core product lines, initiatives and severance(3)	—	—	—	—	97,910	69,551	—
Nasdaq Japan impairment loss	—	—	—	15,208	(5,000)	(5,000)	—
Support costs from related parties, net	115,189	128,522	101,799	74,968	61,504	48,418	34,293

Total expenses	499,736	634,130	764,533	675,307	647,159	496,498	355,009

Operating income (loss)	134,463	198,329	83,537	111,847	(57,314)	(44,663)	8,201
Interest income	12,249	20,363	23,782	12,583	9,517	7,860	4,578
Interest expense	(2,142)	(2,778)	(9,777)	(18,488)	(18,555)	(15,634)	(8,613)

Operating income (loss) from continuing operations before minority interests and income taxes	144,570	215,914	97,542	105,942	(66,352)	(52,437)	4,166
Minority interests	—	740	845	—	—	—	—
(Provision) benefit for income taxes	(58,421)	(90,477)	(38,332)	(40,921)	21,240	18,132	(235)

(footnotes on following page)

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share amounts)
Income (loss) from continuing operations	$86,149	$126,177	$60,055	$65,021	$(45,112)	$(34,305)	$3,931
Discontinued operations:
Loss from discontinued operations (net of tax)(4)(5)	—	(1,781)	(19,592)	(21,893)	(60,906)	(50,716)	—
Gain on disposition of discontinued operations	—	—	—	—	571	571	—

Loss from discontinued operations	—	(1,781)	(19,592)	(21,893)	(60,335)	(50,145)	—

Income (loss) before cumulative effect of change in accounting principle	86,149	124,396	40,463	43,128	(105,447)	(84,450)	3,931
Cumulative effect of change in accounting principle, net of taxes of ($67,956)(6)	—	(101,090)	—	—	—	—	—

Net income (loss)	$86,149	$23,306	$40,463	$43,128	$(105,447)	$(84,450)	$3,931

Net income (loss) applicable to common stockholders:
Net income (loss)	$86,149	$23,306	$40,463	$43,128	$(105,447)	$(84,450)	$3,931
Preferred stock(7):
Dividends declared	—	—	—	—	(8,279)	(5,736)	(7,350)
Accretion of preferred stock	—	—	—	(9,765)	—	—	—

Net (loss) income applicable to common stockholders	$86,149	$23,306	$40,463	$33,363	$(113,726)	$(90,186)	$(3,419)

Basic and diluted net earnings (loss) per share:
Cumulative effect of change in accounting principle	$—	$(0.90)	$—	$—	$—	$—	$—
Continuing operations	0.86	1.13	0.52	0.66	(0.68)	(0.51)	(0.04)
Discontinued operations	—	(0.02)	(0.17)	(0.26)	(0.77)	(0.64)	—

Total basic and diluted net earnings (loss) per share	$0.86	$0.21	$0.35	$0.40	$(1.45)	$(1.15)	$(0.04)

	Year Ended December 31,					September 30, 2004
	1999	2000	2001	2002	2003
						(unaudited)
	(in thousands)
Balance Sheet Data(1)(8):
Cash and cash equivalents and investments available-for-sale(9)	$164,164	$494,347	$521,760	$423,588	$334,633	$236,968
Total assets(10)	578,254	1,164,399	1,326,251	1,175,914	851,254	850,535
Total long-term liabilities(10)	78,965	221,464	529,029	636,210	452,927	453,115
Total stockholders’ equity(10)(11)	352,012	645,159	518,388	270,872	160,696	157,082

(1)	Certain prior period amounts have been reclassified to conform with the 2004 presentation.

(2)	Pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” Brut execution revenues are recorded on a gross basis in revenues and expenses such as liquidity rebate payments are recorded in cost of revenues as Brut acts as principal. Our other execution revenues will continue to be reported net of the liquidity rebate as we do not act as principal.

(3)	Reflects expenses in connection with our strategic review.

(4)	Reflects losses related to our disposal of Nasdaq Europe and IndigoMarkets.

(5)	Net of tax provision for income taxes of $0 in 2000, $0 in 2001, and $128 in 2003, and net of tax benefit for income taxes of $3,663 in 2003 and $1,186 for the nine months ended September 30, 2003.

(6)	As a result of the adoption of Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”), Nasdaq recognized a one-time cumulative effect of a change in accounting principle in the first quarter of 2000. See Note 4, “Summary of Significant Accounting Policies—Revenue Recognition,” to the consolidated financial statements for further discussion.
(7)	The Series A Cumulative Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and carried a 10.6% dividend rate in all subsequent years. On September 30, 2004, NASD waived a portion of the dividend for the third quarter of 2004 of $2.5 million and accepted an aggregate amount of $1.0 million (calculated based on an annual rate of 3.0%) as payment in full of the dividend for this period. On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock accrues quarterly dividends at an annual rate of 3.0% for all periods until July 1, 2006 and at an annual rate of 10.6% for periods thereafter. The principal amount of the Series C Cumulative Preferred Stock will accrete through retained earnings from its estimated current fair market value of $129.2 million to its redemption value of $133.8 million over the five consecutive quarters beginning with the fourth quarter of 2004.

(8)	Balance sheet data for 1999 has not been restated for the Change in Accounting Principle, which was adopted as of January 1, 2000. See “Revenue Recognition,” of Note 4, “Summary of Significant Accounting Policies,” to the consolidated financial statements for further discussion.

(9)	Decrease in cash and cash equivalents and investments available-for-sale as of September 30, 2004 as compared with December 31, 2003 was primarily due to our acquisition of Brut on September 7, 2004 for total cash consideration of $190.0 million, subject to certain post-closing adjustments.

(10)	Includes continuing and discontinued operations. For a further discussion of the impact of these items from discontinued operations, see Note 2, “Significant Transactions—Discontinued Operations,” to our consolidated financial statements and condensed consolidated financial statements.

(11)	Decreases from 2000 to 2001 and 2001 to 2002 are primarily the result of our purchase of certain shares of our common stock from NASD for $240 million in cash in 2001, and $305 million in cash, and as part of the purchase price also issued 1,338,402 share of our Series A Cumulative Preferred Stock and 1 share of our Series B Preferred Stock to NASD in 2002.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared to give effect to our acquisition on September 7, 2004 of Toll Associates LLC, and its subsidiaries, including Brut, LLC, owner and operator of the Brut ECN from SunGard Data Systems Inc. The unaudited pro forma condensed combined financial information for the year ended December 31, 2003 and nine months ended September 30, 2004 reflects adjustments to our consolidated historical financial information to give effect to the Brut acquisition as if this transaction had occurred on January 1, 2003. Toll results presented in our unaudited pro forma information for the nine months ended September 30, 2004 and year ended December 31, 2003 reflect audited results of Toll for the periods ended September 6, 2004 and December 31, 2003, respectively. Actual Toll results are included in our results of operations beginning on September 7, 2004, the date we acquired Toll. Since balance sheet data for Toll is included in our balance sheet data as of September 30, 2004, we have not presented pro forma balance sheet data for Toll.

The unaudited pro forma condensed combined financial information is based on certain assumptions and adjustments and does not purport to present what our actual results of operations would have been had the Brut acquisition in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.

Additional information is provided in the notes to the unaudited pro forma condensed combined financial information.

You should read our pro forma financial information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in this prospectus.

The Nasdaq Stock Market, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

Nine Months Ended September 30, 2004

(in thousands, except share and per share amounts)

	Nasdaq	Toll	Pro Forma Adjustments	Note 4	Pro Forma Combined
Revenues
Market Services	$218,361	$129,494	$(6,269)	(a),(b),(c)	$341,586
Issuer Services	153,935	—	—		153,935
Other	91	—	—		91

Total revenues	372,387	129,494	(6,269)		495,612
Cost of revenues	(9,177)	(117,564)	6,698	(a),(d)	(120,043)

Gross margin	363,210	11,930	429		375,569

Expenses
Compensation and benefits	112,424	6,080	—		118,504
Marketing and advertising	8,996	40	—		9,036
Depreciation and amortization	54,997	2,222	2,116	(e),(f)	59,335
Professional and contract services	16,589	238	—		16,827
Computer operations and data communications	81,243	184	—		81,427
Provision for bad debts	1,321	114	—		1,435
Occupancy	21,326	317	—		21,643
General and administrative	23,820	764	—		24,584

Total direct expenses	320,716	9,959	2,116		332,791
Support costs from related parties, net	34,293	603	—		34,896

Total expenses	355,009	10,562	2,116		367,687

Operating income	8,201	1,368	(1,687)		7,882
Interest income	4,578	89	—		4,667
Interest expense	(8,613)	(1,289)	—		(9,902)

Operating income before income taxes	4,166	168	(1,687)		2,647
(Provision) benefit for income taxes	(235)	(68)	663	(f)	360

Net income (loss)	$3,931	$100	$(1,024)		$3,007

Net (loss) income applicable to common stockholders:
Net income (loss)	$3,931	$100	$(1,024)		$3,007
Preferred stock dividends declared	(7,350)	—	—		(7,350)

Net (loss) income applicable to common stockholders	$(3,419)	$100	$(1,024)		$(4,343)

Total basic and diluted net loss per share	$(0.04)				$(0.06)

Weighted average shares used to calculate loss per share:
Basic and diluted	78,552				78,552

See Notes to Unaudited Pro Forma Condensed Combined Statements of Income.

The Nasdaq Stock Market, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2003

(in thousands, except share and per share amounts)

	Nasdaq	Toll	Pro Forma Adjustments	Note 4	Pro Forma Combined
Revenues
Market Services	$383,715	$127,429	$(11,062)	(g),(h),(i)	$500,082
Issuer Services	204,186	—	—		204,186
Other	1,944	—	—		1,944

Total revenues	589,845	127,429	(11,062)		706,212
Cost of revenues	—	(110,569)	11,232	(g),(j)	(99,337)

Gross margin	589,845	16,860	170		606,875

Expenses
Compensation and benefits	159,097	8,425	—		167,522
Marketing and advertising	19,515	46	—		19,561
Depreciation and amortization	89,983	3,180	3,590	(k),(l)	96,753
Professional and contract services	37,544	1,390	—		38,934
Computer operations and data communications	125,618	223	—		125,841
Provision for bad debts	1,365	664	—		2,029
Occupancy	31,212	412	—		31,624
General and administrative	28,411	1,374	—		29,785

Total direct expenses	492,745	15,714	3,590		512,049
Elimination of non-core product lines, initiatives and severance	97,910	—	—		97,910
Nasdaq Japan impairment loss	(5,000)	—	—		(5,000)
Support costs from related parties, net	61,504	660	—		62,164

Total expenses	647,159	16,374	3,590		667,123

Operating (loss) income	(57,314)	486	(3,420)		(60,248)
Interest income	9,517	108	—		9,625
Interest expense	(18,555)	(2,088)	—		(20,643)

Operating loss from continuing operations before income taxes	(66,352)	(1,494)	(3,420)		(71,266)
Benefit for income taxes	21,240	600	1,327	(l)	23,167

Net loss from continuing operations	$(45,112)	$(894)	$(2,093)		$(48,099)

Net loss applicable to common stockholders:
Net loss	$(45,112)	$(894)	$(2,093)		$(48,099)
Preferred stock dividends declared	(8,279)	—	—		(8,279)

Net loss applicable to common stockholders	$(53,391)	$(894)	$(2,093)		$(56,378)

Total basic and diluted loss per share from continuing operations	$(0.68)				$(0.72)

Weighted average shares used to calculate loss per share:
Basic and diluted	78,378				78,378

See Notes to Unaudited Pro Forma Condensed Combined Statements of Income.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements of

The Nasdaq Stock Market, Inc. (“Nasdaq”).

Note 1. Basis of Presentation

On September 7, 2004, Nasdaq completed its acquisition of Toll Associates LLC (“Toll”) and affiliated entities from SunGard Data Systems Inc. (“SunGard”) pursuant to the terms of a purchase agreement dated May 25, 2004 and amended as of September 7, 2004 (the “Purchase Agreement”). Toll is a holding company that owns a 99.8% interest in Brut, LLC (“Brut”), the owner and operator of the Brut electronic communication network, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, as amended. Toll also owns a 100.0% interest in Brut Inc. (“Brut Inc.”), which owns the remaining 0.2% interest in Brut and serves as its manager pursuant to an operating agreement. Brut also owns Brut Europe Limited (“Brut Europe”), a wholly-owned subsidiary set up to generate a European subscriber base, which is currently inactive. Pursuant to the terms of the Purchase Agreement, Nasdaq paid total cash consideration of $190.0 million, which is subject to certain post-closing adjustments.

The unaudited pro forma condensed combined financial statements are presented to illustrate the effects of the acquisition on the historical financial position and operating results of Nasdaq and Toll. The unaudited pro forma condensed combined statement of income combines the historical consolidated statements of income of Nasdaq and Toll, giving effect to the acquisition as if it had occurred on January 1, 2003.

Nasdaq prepared the unaudited pro forma condensed combined financial information using the purchase method of accounting with Nasdaq treated as the acquirer. Accordingly, Nasdaq’s cost to acquire Toll of $190.0 million (which is subject to certain post-closing adjustments) has been allocated to the assets acquired and liabilities assumed of $6.3 million, goodwill of $141.7 million and intangible assets of $42.0 million. Independent valuation specialists assisted Nasdaq management in determining the fair values of the net assets acquired and the intangible assets. The work performed by the independent valuation specialists has been considered by management in determining the fair values reflected in these unaudited pro forma condensed combined financial statements. The valuation is based on the actual assets acquired and liabilities assumed at the acquisition date and management’s consideration of the independent valuation work.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma data is not necessarily indicative of what Nasdaq’s financial position or results of operations actually would have been had Nasdaq completed the acquisition at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma net income for the nine months ended September 30, 2004 has been updated to reflect the results of the September 6, 2004 audit of Toll.

Note 2. Reclassifications

Certain reclassifications have been made to the Toll historical balances in the unaudited pro forma condensed combined statements of income and balance sheets in order to conform to the Nasdaq presentation.

Note 3. Purchase Price

Nasdaq purchased Toll for a total consideration of $190.0 million in cash, subject to post-closing adjustments. In addition, Nasdaq incurred direct costs of $3.3 million associated with the acquisition.

For the purpose of this pro forma analysis, the above estimated purchase price has been preliminarily allocated based on an estimate of the fair value of assets acquired and liabilities assumed. The final valuation of net assets will be completed as soon as possible but no later than one year from the acquisition date. To the extent that Nasdaq’s estimates need to be adjusted, Nasdaq will do so.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements of

The Nasdaq Stock Market, Inc. (“Nasdaq”)—(Continued)

Estimated Purchase Price	(in millions)
Net assets acquired:
Accounts receivable, net	$ 19.2
Deferred tax assets	0.5
Other current assets	0.2
Property, plant and equipment, net	3.4
Current liabilities	(16.4)
Other liabilities	(0.5)
Foreign currency translation	(0.1)

Total net assets	6.3

Identifiable intangible assets(1)	42.0
Goodwill	141.7

Estimated Purchase Price	$190.0

(1)	Adjustment to record identifiable intangible assets at fair value.

The following table presents details of the identifiable intangible assets acquired:

	Amount	Estimated Average Useful Life
	(in millions)	(in years)
Identifiable intangible asset
Technology	$15.7	10.0
Customer relationships	26.3	10.0

Total	$42.0

Note 4. Pro Forma Adjustments

For the Nine Months Ended September 30, 2004

Adjustments included in the column under the heading “Pro Forma Adjustments” primarily relate to the following:

(a)	To eliminate transactions between Nasdaq and Toll, which upon completion of the acquisition would be considered intercompany transactions.

Increase/(decrease)	(in millions)
Nasdaq Market Center revenues	$(2.5)
Cost of revenues	(5.4)

The entries include:

•	the elimination of Nasdaq’s revenues of $4.6 million from Brut for accessing liquidity on the Nasdaq Market Center;

•	the elimination of Nasdaq’s revenues of $0.8 million from Brut for the use of Nasdaq’s systems to access the Nasdaq Market Center;

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements of

The Nasdaq Stock Market, Inc. (“Nasdaq”)—(Continued)

•	the elimination of Brut’s cost of revenues for the above intercompany transactions of $5.4 million as Nasdaq no longer charges Brut for accessing liquidity and accessing the Nasdaq Market Center; and

•	the decrease in UTP Plan revenue sharing of $2.9 million assuming that Brut reported trades to the Nasdaq Market Center for the entire nine months ended September 30, 2004 rather than reporting to the Boston Stock Exchange. Brut began reporting trades to the Nasdaq Market Center on September 1, 2004.

(b)	To eliminate Nasdaq Market Center order delivery revenues of $2.2 million as Nasdaq no longer charges market participants for delivery of orders to Brut.

(c)	To record the reduction of Brut routing revenues of $1.6 million due to unified pricing for the Nasdaq Market Center and the Brut electronic communication network.

(d)	To recognize decrease in cost of revenues ($1.3 million) relating to the renegotiation of a clearing contract with a SunGard affiliate.

(e)	To eliminate amortization expense of $0.9 million related to the intangible assets recorded by Toll.

(f)	To record:

•	amortization expense of $3.0 million related to the estimated fair value of identifiable intangible assets, which are being amortized over their estimated average useful lives of 10 years and

•	tax benefit of $0.7 million based on the condensed combined statement of income pro forma adjustments noted above utilizing a 39.225% effective tax rate.

Adjustments included in the column under the heading “Nasdaq Pro Forma Adjustments” relate to the following:

For the Year Ended December 31, 2003

Adjustments included in the column under the heading “Pro Forma Adjustments” primarily relate to the following:

(g)	To eliminate transactions between Nasdaq and Toll, which upon completion of the acquisition would be considered intercompany transactions.

Increase/(decrease)	(in millions)
Nasdaq Market Center revenues	$(7.8)
Cost of revenues	(9.2)

The entries include:

•	the elimination of Nasdaq’s revenues of $7.1 million from Brut for accessing liquidity on the Nasdaq Market Center;

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements of

The Nasdaq Stock Market, Inc. (“Nasdaq”)—(Continued)

•	the elimination of Nasdaq’s revenues of $2.1 million from Brut for the use of Nasdaq’s systems to access the Nasdaq Market Center;

•	the elimination of Brut’s cost of revenues for the above intercompany transactions of $9.2 million as Nasdaq no longer charges Brut for accessing liquidity and accessing the Nasdaq Market Center; and

•	the decrease in UTP Plan revenue sharing of $1.4 million. Assumes Brut reported trades to the Nasdaq Market Center for year ended December 31, 2003 rather than reporting to the National and Boston Stock Exchanges.

(h)	To eliminate Nasdaq Market Center order delivery revenues of $1.9 million as Nasdaq no longer charges market participants for delivery of orders to Brut.

(i)	To record the reduction of Brut routing revenues of $1.4 million due to unified pricing for the Nasdaq Market Center and the Brut electronic communication network.

(j)	To recognize decrease in cost of revenues ($2.0 million) relating to the renegotiation of a clearing contract with a SunGard affiliate.

(k)	To eliminate amortization expense of $1.2 million related to the intangible assets recorded by Toll.

(l)	To record:

•	amortization expense of $4.8 million related to the estimated fair value of identifiable intangible assets, which are being amortized over their estimated average useful lives of 10 years; and

•	increase in tax benefit of $1.3 million based on the condensed combined statement of income pro forma adjustments noted above utilizing a 39.225% effective tax rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Forward Looking Statements.”

Overview

We are a leading provider of securities listing, trading, and information products and services. We operate The Nasdaq Stock Market, the largest stock-based equity securities market in the United States, both in terms of number of listed companies and traded share volume. As of September 30, 2004, we were home to 3,287 listed companies with a combined market capitalization of over $3.28 trillion. We also operate the Nasdaq Market Center, which as of September 30, 2004 enabled our customers to trade over 7,800 equity securities. Our revenue sources are diverse and include transaction services revenues, market data product and services revenues, listing fees, and financial product revenues.

We offer our products and services for fees that are among the lowest in the industry. We believe that our average trade execution fee per share is the most competitive in the industry, which we believe will help us maintain and extend our market share. In order to sustain this competitive price strategy, we have significantly reduced operating expenses consistent with our regulatory obligations. We intend to implement further changes to our cost structure to further reduce expenses so that we can maintain our competitive pricing advantage, continue to attract additional business, and achieve our profitability goals. See “—Cost Reduction and Operating Efficiencies” for further discussion. Our listing fees are competitive for companies of all sizes and are significantly lower for larger capitalization companies than those of the NYSE.

We manage, operate and provide our products and services in two business segments, our Market Services segment and our Issuer Services segment. Our Market Services segment includes our transaction-based business and our market information services business, which are interrelated because the transaction-based business generates the quote and trade information that we sell to market participants and data vendors. Our Issuer Services segment includes our securities listings business and our financial products business. The companies listed on The Nasdaq Stock Market represent a diverse array of industries. This diversity of Nasdaq-listed companies allows us to develop industry-specific and other Nasdaq indices that we use to develop and license financial products and associated derivatives. Because of the foregoing interrelationships, our management allocates resources, assesses performance and manages these businesses as two separate segments, our Market Services segment and our Issuer Services segment.

Business Environment

In recent years, the business environment in which we operate has been characterized by challenging business and economic conditions. In addition, the business environment has been marked by intense competition, both in the trade execution and trade reporting businesses and for new and existing listings, aggressive price cutting in an attempt to increase trading volume market share, and an increased emphasis on electronic trading due to technological advancements and regulatory changes. Our business has been and will continue to be impacted by the following key external factors:

•	the number of companies seeking equity financing, which is affected by factors such as investor demand, the economy, alternative sources of financing and tax policy;

•	trading volumes in U.S. equity securities, which are driven primarily by overall macroeconomic conditions;

•	competition (in terms of listings, market share, pricing, and product and service offerings); and

•	technological advancements and regulatory developments.

These factors will affect our future revenue, gross margin and profitability. Each major driver is discussed in this Management’s Discussion and Analysis and elsewhere in this prospectus.

The following table includes data showing average daily share volume in Nasdaq-listed securities and the percentage of share volume in Nasdaq-listed securities reported on the Nasdaq Market Center. In addition, the table shows drivers for our Issuer Services segment, including IPOs and numbers of listed companies. In evaluating the performance of our business, our senior management closely watches these key drivers.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Average daily share volume in Nasdaq-listed securities (in billions)	1.90	1.75	1.69	1.66	1.78
Percentage of share volume of Nasdaq-listed stocks reported to the Nasdaq Market Center	97.2%	89.3%	67.0%	70.7%	49.1%
Initial public offerings	58	46	54	19	104
Secondary offerings	169	149	190	109	182
New listings(1)	136	121	134	72	188
Number of listed companies(2)	4,109	3,659	3,333	3,367	3,287

(1)	Includes initial public offerings, including those completed on a best efforts basis, and listings that switched from other listing venues.

(2)	Number of listed companies as of period end.

Improving economic conditions at the end of 2003 contributed to an increase in equity prices from the relative lows in 2002, which stimulated an increase in the issuance of equity capital and the number of initial public offerings during the first nine months of 2004. Trading volume in U.S. equity markets increased by 7.2% in the first nine months of 2004 as compared to the same period in 2003. During 2000 through early 2003, the weak and uncertain economic climate, together with corporate governance and accounting concerns and concerns arising from the war in Iraq, contributed to a decline in new equity financing, an inability of certain listed companies to meet listing standards, lower equity prices, higher market volatility and more challenging business conditions for companies in the financial services industry, including us.

We experience competition in our core trading activities such as execution services; quoting and trading capabilities; and reporting services. Many of our competitors have engaged in aggressive price competition by reducing the trade execution transaction fees they charge their customers. As a result of this competition, we have also significantly reduced the trade execution transaction fees we charge our customers, particularly our large-volume customers. In connection with our aggressive pricing strategy, we have initiated significant cost reduction plans consistent with our regulatory obligations and we intend to continue to reduce our cost structure to a point where it is comparable to our competitors. Our revenues from the sale of market information products and services are also under competitive threat from other securities exchanges that trade Nasdaq-listed securities. We have implemented a new program that provides monetary incentives for quoting market participants to send orders and report trades to the Nasdaq Market Center. In addition, we believe that the Brut acquisition will accelerate our growth initiatives and enhance our competitive position.

We aggressively compete for new listings of initial public offerings. Our primary competitor for larger company listings on The Nasdaq Stock Market is the NYSE. We also compete, to a limited extent, with Amex for listing of smaller, less active, companies. In addition, at least one regional exchange, the Pacific Exchange, together with ArcaEx, its exclusive equities trading facility, has indicated that it intends to pursue a listings business.

Nasdaq-sponsored financial products are subject to intense competition from other ETFs, derivatives and structured products as investment alternatives and we are subject to competition for the listing of these products from other exchanges.

The securities industry continues to experience considerable technological and regulatory change. Some of our competitors who have historically supported a floor-based trading model are increasingly moving to more fully automate their processes. While one consequence of these initiatives has been to highlight the advantages of the electronic trading model, another consequence has been to shorten the expected life of legacy hardware and architecture as market centers rapidly innovate in order to offer their customers the best possible platform. In addition, our competitors’ migration to electronic trading could further increase the competitive pressures on us.

Cost Reduction and Operating Efficiencies

In response to increased competition, we performed a strategic review in 2003 of our operations to develop a plan to focus our business and improve our profitability, margins and growth. In implementing our strategic plan, we have successfully reduced our technology costs, eliminated non-core products, scaled back our workforce and consolidated our real estate facilities. In addition, we are also taking steps to exit certain low-margin businesses, primarily relating to providing proprietary network connectivity to the Nasdaq Market Center. In 2003 we reduced total direct expenses by approximately $92.5 million or 15.8%, from $585.2 million to $492.7 million, as compared to 2002. In 2004, we have continued to implement operating efficiencies and have further reduced total direct expenses from continuing operations by approximately $62.8 million or 16.4%, from $383.5 million to $320.7 million for the first nine months in 2003 and 2004, respectively. During the first nine months of 2004, in connection with taking certain actions to improve our operational efficiency, we incurred expenses of approximately $37.1 million. Our results for the first nine months of 2003 include $10.2 million of similar expenses.

As part of our cost reduction program, our management reviews all of our expenses to determine whether additional efficiencies can be pursued consistent with our regulatory obligations. Since 2002, we have successfully reduced expense items reflected in our financial statements. Some of the key steps we have taken to reduce our costs and expenses since 2002 include:

•	Reducing our computer operations and communications expenses from $136.7 million in 2002 to $125.6 in 2003, primarily through the renegotiation of contracts with significant suppliers and a reduction in the number of technology operating platforms that we support. For the first nine months of 2004, our computer operations and communications expenses were $81.3 million compared with $93.4 million for the same period in 2003;

•	Reducing our headcount from 1,275 at December 31, 2002 to 891 at September 30, 2004 (including 47 employees obtained from the Brut acquisition);

•	Reducing the number of technology consultants we used from over 200 in 2002 to less than 40 through September 30, 2004;

•	Consolidating our real estate facilities from approximately 744,000 square feet as of December 2002 to approximately 527,500 square feet as of December 2004; and

•	Disposing of our interest in Nasdaq Deutschland (August 2003), IndigoMarkets (September 2003) and Nasdaq Europe (December 2003).

We have also been successful in reducing other costs and expenses as demonstrated in the table below.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	% Decrease (Increase)	2003	2004	% Decrease
	(in millions)			(unaudited) (in millions)
Compensation and benefits	183.1	159.1	13.1%	129.0	112.4	12.9%
Marketing and advertising	26.9	19.5	27.5	13.8	9.0	34.8
Depreciation and amortization	88.5	90.0	(1.7)	69.1	55.0	20.4
Professional and contract services	60.5	37.5	38.0	28.7	16.6	42.2
Computer operations and data communications	136.7	125.6	8.1	93.4	81.3	13.0
Provision for bad debts	8.4	1.4	83.3	1.6	1.3	18.8
Occupancy	32.4	31.2	3.7	23.1	21.3	7.8
General and administrative	48.7	28.4	41.7	24.8	23.8	4.0
Support costs from related parties, net	75.0	61.5	18.0	48.4	34.3	29.1

We plan to continue to rationalize our business activities and generate additional cost savings by managing our expense base and pursuing additional operational efficiencies and have identified additional expense reduction opportunities in computer operations and real estate that we intend to pursue. If our revenue levels remain consistent with our historical revenue levels, we expect that our cost reduction efforts, if realized, could result in increases in margins and increases in net income as our expenses decrease. We believe that our cost reduction and increased operational efficiency have positioned us to compete aggressively in all aspects of our business and provide us with the ability to continuously grow and improve our profitability in future periods consistent with our regulatory obligations. In addition, we also expect to increase operational efficiency as a result of our integration of Brut.

Sources of Revenues

Market Services

Nasdaq Market Center

The Nasdaq Market Center provides market participants with access to The Nasdaq Stock Market execution services, such as quoting and trading capabilities, and reporting services such as trade reporting and risk management. We provide these quoting, trading, and trade reporting services for securities listed on the Nasdaq National Market and the Nasdaq SmallCap Market as well as for securities authorized for trading on the OTC Bulletin Board and for exchange-listed securities that are traded in the over-the-counter market by NASD members.

We provide our customers with the ability to electronically execute trades in equity securities. The primary fee for these execution services is a transaction execution charge, assessed on a per share basis to the party that accesses the liquidity provided by another market participant. In most circumstances, we credit a portion of the per share execution charge as a rebate to the market participant that provides the liquidity. We also earn revenue based on our share of trading of securities listed on the NYSE and Amex. Many of our competitors engage in aggressive price competition by reducing the transaction fees they charge customers for trade execution. As a result of this competition, we have also significantly reduced the transaction fees we charge our customers for trade execution, particularly for large-volume customers. We believe that our average trade execution fee per share is the most competitive in the industry.

The Nasdaq Market Center also provides three primary revenue-generating reporting services: trade reporting, trade comparison and risk management. Although we do not currently charge market participants to report trades to us, we earn revenues for trades reported to us in the form of shared market information revenues under the UTP Plan.

Trade comparison revenues are generated by matching two market participants to a trade that they have submitted to us for comparison for a fee. We also provide clearing firms with risk management services for a fee to assist them in monitoring their exposure to their correspondent brokers.

Finally, the Nasdaq Market Center provides market participants with the ability to access, process, display and integrate orders and quotes. We provide our market participants with several alternatives for accessing the Nasdaq Market Center for a fee. We are taking steps to exit certain low-margin business such as providing proprietary network connectivity for access to the Nasdaq Market Center. As we phase out these low margin access services, we expect our revenues to decrease but we expect the corresponding expenses to decrease at a greater rate.

Nasdaq Market Services Subscriptions

The primary source of revenues for Nasdaq Market Services Subscriptions is the collection and dissemination of price quotations and information regarding price and volume of executed trades. We collect information, distribute it and earn revenues in two capacities as a member of the UTP Plan and as a distributor of our proprietary market data. We also operate as the exclusive Securities Information Processor as part of the UTP Plan for the collection and dissemination of the best bid and offer information and last transaction information from the exchanges and markets that quote and trade in Nasdaq-listed securities. We do not generate any profits from our role as the Securities Information Processor.

In our role as the Securities Information Processor, we disseminate information to data vendors, which the data vendors then sell to the public. After deducting our expenses incurred as the Securities Information Processor, we distribute the tape fees to the respective UTP Plan participants, including ourselves, based on a combination of the participants’ respective annual trade volume and share volume. Since our sharing in the UTP Plan is based on our market share, our revenues from the sale of market information products and services are under competitive pressure from other securities exchanges that trade Nasdaq-listed securities. As a result, we have implemented a new tiered pricing structure and a new program that provide an incentive for quoting market participants to send orders and report trades to the Nasdaq Market Center to stabilize and increase our market share.

We also sell proprietary data products to market participants that choose to display trading interest on Nasdaq. We offer a range of proprietary data products including TotalView, our flagship market depth quote product. We operate several other proprietary services and data feed products, including the Mutual Fund Quotation Service; the Mutual Fund Dissemination Service; our financial websites, Nasdaq.com and NasdaqTrader.com; and Nasdaq Index Dissemination service. See “Business—Products and Services” for a discussion of our proprietary data products.

Issuer Services

Corporate Client Group

The Corporate Client Group provides customer support services and products to Nasdaq-listed companies and is responsible for obtaining new listings on The Nasdaq Stock Market. We charge issuers an initial listing fee, a fee for listing of additional shares and an annual fee. The initial listing fee for securities listed on The Nasdaq Stock Market includes a listing application fee and a total shares outstanding fee. The fee for listing of additional shares is based on the total shares outstanding, which we review quarterly. Annual fees for securities listed on The Nasdaq Stock Market are based on total shares outstanding. Initial listing and listing of additional shares fees are recognized on a straight-line basis over estimated service periods, which are six and four years, respectively, based on our historical listing experience, pursuant to the requirements of SEC Staff Accounting Bulletin Topic 13: Revenue Recognition. The listing fees that are amortized over their respective service periods provide us with recurring revenue. This distinguishes us from most of our competitors, such as ECNs and ArcaEx, the exclusive equities trading facility of the Pacific Exchange, who rely primarily on trading-volume-driven revenue.

Nasdaq Financial Products

Nasdaq Financial Products is responsible for introducing products that leverage, extend and enhance the Nasdaq brand, such as Nasdaq indices and QQQ, an exchange traded fund based on the Nasdaq-100 Index. Nasdaq Financial Products oversees the development and licensing of Nasdaq-branded financial products based on Nasdaq indices. In addition to licensing revenues, these products, particularly exchange traded funds, or ETFs, can lead to increased investments in companies listed on The Nasdaq Stock Market, which, in turn, could benefit our Market Services revenues.

We have licensed to major stock markets in the United States the right to use our trademarks in connection with trading QQQ under the UTP Plan. Every major options market in the United States also licenses the right to use our trademarks to trade the equity options on QQQ from us. We receive license fees for our trademark licenses that vary by product based on assets or number or underlying dollar value of contracts issued. In addition, QQQ has a national advertising campaign, which is separate from ours, that demonstrates the success of the issuers included in the Nasdaq-100 Index. Although the QQQ’s advertising campaign aims to increase interest in the QQQ, we believe that increased awareness and recognition of the QQQ raises awareness and recognition of Nasdaq at no cost to us.

Components of Expenses

Since implementation of our strategic plan, we have been and continue to be committed to reducing our costs to improve our profitability, margins and growth consistent with our regulatory obligations. As described earlier, we have significantly reduced many of our costs. The following discussion describes the components of our expenses and the cost reductions that we have realized through September 30, 2004.

Our direct expenses have decreased $170.0 million or 25.7% from $662.7 million in 2001 to $492.7 million in 2003. This decrease reflects our commitment to bring our expenses to levels that allow us to provide the most competitive prices in our industry. Direct expenses accounted for $320.7 million or 90.3% of total expenses, for the nine months ended September 30, 2004 down 16.4% compared with the same period of 2003.

In addition, our total expenses have decreased $117.3 million or 15.3% from $764.5 million in 2001 to $647.2 million in 2003. Total expenses accounted for $355.0 million for the nine months ended September 30, 2004 down 28.5% compared with the same period of 2003.

Compensation is our most significant expense and includes salaries, incentive compensation, related employee benefits and employer taxes. Changes in this expense are driven by the number of employees, increases in wages as a result of inflation or labor market conditions, rates for employer taxes and price increases affecting benefit plans. Annual bonus payments also vary from year to year and have an impact on total salaries and benefit plans. In addition, we have reduced our headcount from 1,275 at December 31, 2002 to 891 (including 47 employees obtained in the Brut acquisition), or 30.1%, at September 30, 2004. This expense accounted for $159.1 million, or 24.6% of total expenses, for 2003 and $112.4 million, or 31.7% of total expenses, for the nine months ended September 30, 2004, down 12.9% compared to the same period 2003. We expect our compensation expenses to continue to decrease in future periods as we continue to rationalize our headcount.

Marketing and advertising expense consists primarily of media advertising, conferences and event sponsorship as well as customer marketing expenses. We are reimbursed by the QQQ trust for marketing activities designed to promote the trust. This expense accounted for $19.5 million, or 3.0% of total expenses, for 2003 and $9.0 million, or 2.5% of total expenses, for the nine months ended September 30, 2004, down 34.8% compared to the same period 2003.

Depreciation and amortization expense results primarily from the depreciation of property and equipment purchased as well as amortization of internally developed software. This expense accounted for

$90.0 million, or 13.9% of total expenses, for 2003 and $55.0 million, or 15.5% of total expenses, for the nine months ended September 30, 2004, down 20.4% compared to the same period 2003. Included in these results are incremental depreciation and amortization expenses of $11.1 million in 2003 and $3.5 million in the first nine months of 2004 associated with changing the estimated useful life of certain assets and renegotiation of certain operating leases. These changes were made as a result of a review of technology and real estate assets.

Professional and contract service expenses consist primarily of consultant services provided for major technology initiatives and legal and accounting fees. This expense fluctuates primarily as a result of changes in requirements for consultants to complete technology initiatives and other undertakings that require the use of professional services. As we have reduced the number of technology platforms that we support through our cost reduction plan, we have significantly reduced our need to rely on consulting services. This expense accounted for $37.5 million, or 5.8% of total expenses, for 2003 and $16.6 million, or 4.7% of total expenses, for the nine months ended September 30, 2004, down 42.2% compared to the same period 2003.

Computer operations and data communication expense consists primarily of costs for our network connection with our customers and suppliers and maintenance of the hardware and software required to support our technology. As part of our commitment to cost reductions, we have been able to reduce this expense through the renegotiation of supply contracts. This expense is affected primarily by demand for our access services. This expense accounted for $125.6 million, or 19.4% of total expenses, for 2003 and $81.3 million, or 22.9% of total expenses, for the nine months ended September 30, 2004, down 13.0% compared to the same period 2003. As discussed earlier, we are currently exiting certain low margin businesses such as certain access services. We expect these expenses to continue to decline as the relevant access services are phased out as part of our migration away from the low margin business of providing our own proprietary network.

Provision for bad debts consists of charges to absorb estimated losses related to our accounts receivable portfolio.

Occupancy expense consists primarily of rent, maintenance and utilities for our offices and data center. This expense is affected primarily by the amount of office space leased or owned by us. Our cost reduction strategy and reduction in headcount has allowed us to consolidate and reduce the amount of office space that we require to run our business. This expense accounted for $31.2 million, or 4.8% of total expenses, for 2003 and $21.3 million, or 6.0% of total expenses, for the nine months ended September 30, 2004, down 7.8% compared to the same period of 2003. As we continue to consolidate our owned and leased properties, we expect to have additional reductions of our occupancy expense.

General and administrative expense consist primarily of travel, meals and entertainment, telephone, various state and local taxes and general office costs. This expense also included losses on equity investments and certain non-recurring real estate related costs.

Elimination of non-core product lines, initiatives and severance consists of charges associated with our 2003 strategic review. Our strategic review was designed to improve profitability and growth. This strategic review included the elimination of non-core products and initiatives including Primex; Nasdaq Tools; Nasdaq LIFFE Markets, LLC; The Bulletin Board Exchange and Liquidity Tracker and also resulted in a reduction in our workforce. Other charges included the extinguishment of certain debt and severance costs associated with the reduction in our workforce. The charge recorded in 2003 reflects the completion of the costs associated with our strategic review.

Support costs from related parties reflect services received from NASD and services that we previously provided to Amex. NASD provides surveillance and regulatory services as well as certain administrative, corporate and infrastructure services. Additionally, we previously provided Amex with systems and technology support. This expense is affected primarily by less reliance upon support from NASD and lower regulatory costs as a result of renegotiated technology service contracts and lower depreciation charges. It is also affected by our reduced reliance upon support from NASD. Our systems and technology support of Amex ceased in 2002.

Net interest income reflects interest income earned from investments. Net interest expense reflects interest expenses associated with debt and capital leases.

We use the asset and liability method, which provides income taxes on all transactions recorded in the consolidated financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. This tax benefit or tax provision is affected primarily by our operating results during the period.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods presented in percentage of total revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(unaudited)
Revenues
Market Services	77.2%	73.9%	65.1%	65.8%	58.6%
Issuer Services	22.4	25.9	34.6	33.8	41.3
Other	0.4	0.2	0.3	0.4	0.1

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues	—	—	—	—	(2.5)

Expenses
Compensation and benefits	21.1	23.3	27.0	28.6	30.2
Marketing and advertising	3.0	3.4	3.3	3.1	2.4
Depreciation and amortization	9.9	11.2	15.2	15.3	14.8
Professional and contract services	8.3	7.7	6.4	6.3	4.4
Computer operations and data communications	19.7	17.4	21.3	20.7	21.8
Provision for bad debts	1.8	1.1	0.2	0.3	0.4
Occupancy	3.1	4.1	5.3	5.1	5.7
General and administrative	11.2	6.2	4.8	5.5	6.4

Total direct expenses	78.1%	74.4%	83.5%	84.9%	86.1%
Elimination of non-core product lines, initiatives and severance	—	—	16.6	15.4	—
Nasdaq Japan impairment loss	—	1.9	(0.8)	(1.1)	—
Support costs from related parties, net	12.0	9.5	10.4	10.7	9.2

Total expenses	90.1%	85.8%	109.7%	109.9%	95.3%

Operating (loss) income	9.9	14.2	(9.7)	(9.9)	2.2
Income (loss) from continuing operations	7.1	8.3	(7.6)	(18.7)	1.1

Net income (loss)	4.8%	5.5%	(17.9)%	(18.7)%	1.1%

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Overview

For the nine months ended September 30, 2004, our net income was $3.9 million compared with a net loss of $84.5 million for the nine months ended September 30, 2003, an increase of $88.4 million. Included in the results for the nine months ended September 30, 2003 was a net loss of $50.2 million from discontinued operations related to the transfer of our interest in Nasdaq Europe and the sale of IndigoMarkets. Accordingly, results from these subsidiaries have been reclassified as discontinued operations in our statement of income for the nine months ended September 30, 2003.

The remainder of this discussion and analysis for the nine-month periods ending September 30, 2004 and September 2003 reflects results from continuing operations, unless otherwise noted. On this basis, for the nine months ended September 30, 2004, our net income from continuing operations was $3.9 million compared with a net loss of $34.3 million for the nine months ended September 30, 2003, an increase of $38.2 million.

For the nine months ended September 30, 2004, results were positively impacted by lower operating expenses from corporate-wide cost reduction programs and our 2003 strategic review, which resulted in charges recorded during 2003. Total expenses were $355.0 million for the nine months ended September 30, 2004, compared with $496.5 million for the nine months ended September 30, 2003, a decrease of $141.5 million or 28.5%. However, nine months 2004 total revenues decreased when compared with the same period in 2003. Total revenues were $372.4 million for the nine months ended September 30, 2004, compared with $451.8 million for the nine months ended September 30, 2003, a decrease of $79.4 million or 17.6%. The decline in total revenues was primarily due to continued competitive pressure on Market Services segment revenues due to a decline in the percentage of share volume reported to our systems and higher UTP Plan revenue sharing. Market Services segment revenues decreased $79.0 million or 26.6% for the nine months ended September 30, 2004. These current and prior year items are discussed in more detail below.

Results of Operations

For the Nine Months Ended September 30, 2004 and 2003

MARKET SERVICES

The following table sets forth revenues, cost of revenues and gross margin from Market Services.

	Nine Months Ended September 30,
	2003	2004
	(in millions )
Nasdaq Market Center:
Revenues	$296.2	$249.6
Liquidity rebate	(94.8)	(92.8)
Tape Fee revenue sharing	(10.4)	(6.4)
Nasdaq General Revenue Sharing Program	—	(1.9)

Total Nasdaq Market Center revenues, net	191.0	148.5

Nasdaq Market Services Subscriptions:
Revenues(1)	133.8	137.9
Nasdaq General Revenue Sharing Program	—	(14.1)
UTP Plan revenue sharing	(33.2)	(60.7)

Total Nasdaq Market Services Subscriptions revenues, net	100.6	63.1
Other Market Services revenues	5.8	6.8

Total Market Services revenues	$297.4	$218.4
Cost of revenues	—	(9.2)

Gross margin from Market Services	$297.4	$209.2

(1)	Includes eligible and non-eligible UTP Plan revenues. Eligible UTP Plan revenues are associated with the calculation and dissemination of the consolidated national best bid and best offer (“inside quote”) and last sale information. These revenues are shared among UTP Plan participants. Non-eligible UTP Plan revenues are associated with the calculation and dissemination of proprietary Nasdaq information and are not shared among UTP Plan participants.

Nasdaq Market Center

Trading activity of Nasdaq-listed securities increased for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Average daily share volume was 1.78 billion shares in the nine months ended September 30, 2004 compared to 1.66 billion shares in the nine months ended September 30, 2003, an increase of 7.2%. While average daily share volume increased for the nine months ended September 30, 2004, continued competitive pressures from regional exchanges and ECNs drew activity away from our systems to other venues resulting in decreased share volume reported to our systems. As a result, the percentage of share volume reported to our systems fell from 70.7% in the nine months ended September 30, 2003 to 49.1% in the nine months ended September 30, 2004. This continued competition along with decreases in certain fees and increases in certain rebates resulted in a significant decline in revenues from the Market Services segment.

Nasdaq Market Center revenues decreased $46.6 million, or 15.7%, for the nine months ended September 30, 2004, compared with the same period of 2003. The decline in Nasdaq Market Center revenues for the nine month period of 2004 was also due to declines in the percentage of share volume reported to our systems and the number of trader log-ons to our systems and the effect of price reductions. Share volume declined as competitive pressures from regional exchanges drew trade reporting activity away from our systems to other venues. These decreases were partially offset by an increase in market share as a result of the acquisition of Brut on September 7, 2004. In response to this continued competition, we have reduced certain fees. In January 2004, we implemented a new tiered pricing structure geared toward drawing increased liquidity to our trading platform. In April 2004, we further enhanced our pricing structure by increasing the liquidity rebate for certain market participants, which impacted the Nasdaq Market Center liquidity rebate. The new tiered pricing structure lowers execution charges to market participants based on the amount of liquidity a participant provides. These price changes are in addition to price reductions implemented in the second, third and fourth quarters of 2003 for trades reported to the Nasdaq Market Center. The decline in trader log-ons was due to market participant consolidations and firms moving to alternative venues to access the market.

Nasdaq Market Center liquidity rebate, in which we credit a portion of the per share execution charge to the market participant that provides the liquidity, decreased $2.0 million, or 2.1%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to the elimination of the liquidity rebate for all NYSE-listed securities in December 2003 and certain Amex-listed securities in May 2004. This decrease was partially offset by an increase in the per share liquidity rebate in April 2004 for Nasdaq-listed securities. Nasdaq Market Center liquidity rebate for the year-to-date period was also impacted by higher overall average daily share volume of market participants on The Nasdaq Stock Market for the nine months ended September 30, 2004 as compared with the same period of 2003.

We record tape fee revenues from NYSE-listed and Amex-listed securities based upon both the percentage of trades reported to the Nasdaq Market Center for securities listed on these exchanges and the size of NYSE and Amex revenue sharing pools. We share tape fee revenues with our market participants from NYSE-listed and Amex-listed securities through Nasdaq Market Center tape fee revenue sharing arrangements. Nasdaq Market Center tape fee revenue sharing decreased $4.0 million, or 38.5%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to the INET ECN reporting additional trading activity to The National Stock Exchange beginning in the first quarter of 2004 as opposed to us as it had previously done. This change reduced both Nasdaq Market Center revenues and the amount of tape fee revenues we were obligated to share with INET, resulting in an overall decline in Nasdaq Market Center revenues, net.

In response to increased competition from the regional exchanges for tape fee revenues, in January 2004, we implemented a new tiered pricing structure and the Nasdaq general revenue sharing program, which provides an incentive for quoting market participants to send orders and report trades to the Nasdaq Market Center. For the nine months ended September 30, 2004, we shared $1.9 million of Nasdaq Market Center revenues under this program.

Nasdaq Market Services Subscriptions

We provide subscribers with inside quote and last trade information through Level 1, the best quote information for each market participant through Nasdaq Quotation Dissemination Services and all price levels for each market participant through TotalView. These services are provided for securities listed on The Nasdaq Stock Market to both professional and non-professional users. We also provide Mutual Fund Quotation Service, a service that collects and disseminates daily price and related data for unit investment trusts, mutual funds and money market funds that are subscribers to this service. These subscription revenues include eligible and non-eligible UTP Plan revenues. Nasdaq Market Services Subscriptions revenues increased $4.1 million, or 3.1%, before sharing under UTP and general revenue sharing plans, for the nine months ended September 30, 2004, compared with the same periods of 2003. This increase was primarily due to an increase in professional and non-professional Level 1 subscriptions resulting from increased interest in the equity markets during 2004.

In January 2004, we began sharing Market Services Subscriptions revenues under the Nasdaq general revenue sharing program, which shares operating revenue with market participants from multiple business lines in addition to tape fee revenue. For the nine months ended September 30, 2004, we shared $14.1 million of Nasdaq Market Services Subscriptions revenues under this program.

We also share tape fee revenues (i.e., revenues from the sale of tape data) for Nasdaq-listed securities through the UTP Plan. After deducting costs associated with acting as the exclusive Securities Information Processor, we distribute to the respective UTP Plan participants, including Nasdaq, their share of tape fees based on a combination of their respective trade volume and share volume. Tape fee revenue shared with UTP Plan participants other than us increased $27.5 million, or 82.8%, for the nine months ended September 30, 2004, compared with the same period of 2003. This increase was primarily due to a decline in the percentage of share volume reported to our systems as certain ECNs shifted reporting their trades in Nasdaq-listed securities from us to regional exchanges, the full effect of which was reflected in our 2004 results and as other UTP Plan participants increased their percentage of reported share volume. These increases were partially offset by a decline in trade reporting activity from The Boston Stock Exchange after Brut began to report its trades to the Nasdaq Market Center on September 1, 2004. This change resulted in a decrease to UTP Plan revenue sharing of approximately $1.5 million for September 2004 that would have otherwise been shared with The Boston Stock Exchange.

Cost of Revenues

Cost of revenues was $9.2 million for the nine months ended September 30, 2004 and relates to the acquisition of Brut. Pursuant to EITF 99-19, we have recorded execution revenues from transactions executed through Brut on a gross basis in revenues and have recorded expenses such as liquidity rebate payments as cost of revenues as Brut acts as principal. Our other trade execution revenues will continue to be reported net of the liquidity rebate as we do not act as principal.

ISSUER SERVICES

The following table sets forth revenues from Issuer Services:

	Nine Months Ended September 30,
	2003	2004
	(in millions)
Issuer Services:
Corporate Client Group	$125.0	$122.9
Nasdaq Financial Products	27.5	31.0

Total Issuer Services revenues	$152.5	$153.9

For the nine months ended September 30, 2004, Issuer Services revenues increased $1.4 million, or 0.9%, compared with the nine months ended September 30, 2003 due to an increase in licensing revenues. Improved market conditions and consumer outlook continued to have a positive impact on the ability of companies to raise money in the equity markets in 2004. For the nine months ended September 30, 2004, there were 104 IPOs on The Nasdaq Stock Market compared to 19 for the nine months ended September 30, 2003. Secondary offerings increased from 109 in the nine months ended September 30, 2003 to 182 in the same period of 2004. The increase in IPOs and secondary listings during 2004 will primarily affect our revenues in future years as revenues from initial listing fees (including IPOs) and listing of additional services fees (including secondary offerings) are amortized over six and four years, respectively. Annual renewal fee revenues, which are amortized on a pro-rata basis over the calendar year, decreased in 2004 due to the decline in the number of companies listed on The Nasdaq Stock Market from 3,659 on January 1, 2003 to 3,333 on January 1, 2004, the date on which companies are billed their annual fees. During 2003, 460 companies delisted from The Nasdaq Stock Market for failure to meet The Nasdaq Stock Market’s listing standards and other reasons, including mergers and acquisitions. Partially offsetting this decline were 134 new listings in 2003.

Corporate Client Group

The initial listing fee for securities listed on The Nasdaq Stock Market includes a listing application fee and a total shares outstanding fee. The fee for listing of additional shares is based on the total shares outstanding, which we review quarterly. Annual fees for securities listed on The Nasdaq Stock Market are based on total shares outstanding. Initial listing and listing of additional shares fees are recognized on a straight-line basis over estimated service periods, which are six and four years, respectively. The following table sets forth the revenues from the Corporate Client Group as reported in accordance with GAAP (“as reported”) and as would be reported on a non-GAAP basis (“billed basis”). We believe that the presentation of billed basis revenues, as they relate to listing of additional shares and initial listing fees, is a good indicator of current Corporate Client Group activity as billed basis information excludes the effects of recognizing revenues related to initial listing fees and listing of additional shares fees over the six and four year periods, respectively.

	Nine Months Ended September 30,
	2003		2004
	As Reported	Billed Basis	As Reported	Billed Basis
	(in millions)
Annual renewal fees	$70.0	$70.0	$67.9	$67.9
Listing of additional shares fees	27.8	19.9	27.6	38.4
Initial listing fees	24.4	10.6	23.5	19.7
Other Corporate Client Group revenues	2.8	2.8	3.9	3.9

Total Corporate Client Group revenues	$125.0	$103.3	$122.9	$129.9

Corporate Client Group revenues, on an as reported basis, decreased $2.1 million, or 1.7%, for the nine months ended September 30, 2004, compared with the same period of 2003.

Corporate Client Group revenues are primarily derived from fees for annual renewals, listing of additional shares and initial listings for companies listed on The Nasdaq Stock Market. Fees are generally calculated based upon total shares outstanding for the issuing company. These fees are initially deferred and amortized over the estimated periods for which the services are provided. Revenues from annual renewal fees are amortized on a pro-rata basis over the calendar year and initial listing fees and listing of additional shares fees are amortized over six and four years, respectively. The difference between the as reported revenues and the billed basis revenues is due to the amortization of fees in accordance with GAAP.

Annual renewal fees on both an as reported and billed basis decreased $2.1 million, or 3.0%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to a reduction in the number of companies listed on The Nasdaq Stock Market from 3,659 on January 1, 2003 to 3,333 on January 1, 2004, the date on which companies are billed their annual fees. The decrease in the number of listed companies was due to 460 issuers delisted by us during 2003 for failure to meet The Nasdaq Stock Market’s listing standards and other reasons, including mergers and acquisitions. Partially offsetting this decline were 134 new listings in 2003.

Listing of additional shares fees, on an as reported basis, decreased $0.2 million, or 0.7%, for the nine months ended September 30, 2004, compared with the same period of 2003. On a billed basis, listing of additional shares fees increased $18.5 million, or 93.0%, for the nine months ended September 30, 2004, compared with the same period of 2003. The increase in listing of additional shares fees on a billed basis was primarily due to the adoption of a new fee structure. This new fee structure increased the minimum fee and eliminated a quarterly cap. The annual cap was not impacted. An improved economic environment, which resulted in higher activity for secondary offerings as well as other additional share activity during the nine months ended September 30, 2004 as compared to the same period in 2003, contributed to the year-to-date increase. During the nine months ended September 30, 2004, there were 182 secondary offerings compared to 109 secondary offerings during the nine months ended September 30, 2003.

Initial listing fees, on an as reported basis, decreased $0.9 million, or 3.7%, for the nine months ended September 30, 2004, compared with the same period of 2003. On a billed basis, initial listing fees increased $9.1 million, or 85.8%, for the nine months ended September 30, 2004, compared with the same period of 2003. The increase in initial listing fees on a billed basis was primarily due to an increase in the number of new listings and IPOs. During the nine months ended September 30, 2004, there were 188 new listings, including 104 IPOs, compared to 72 new listings, including 19 IPOs, during the nine months ended September 30, 2003.

Nasdaq Financial Products

The following table sets forth the revenues from Nasdaq Financial Products:

	Nine Months Ended September 30,
	2003	2004
	(in millions)
Licensing revenues	$25.3	$28.2
Other Nasdaq Financial Products revenues	2.2	2.8

Total Nasdaq Financial Products revenues	$27.5	$31.0

Nasdaq Financial Products revenues increased $3.5 million, or 12.7%, for the nine months ended September 30, 2004, compared with the same period of 2003.

Licensing revenues increased $2.9 million, or 11.5% for the nine months ended September 30, 2004, compared with the same period of 2003. This increase was primarily due to an increase in options trading volume on the QQQ and an increase in options and futures trading volume on our indices. Licensing revenues primarily include trademark and licensing revenues related to the QQQ and other financial products linked to our indices issued in the United States and abroad. QQQ represents units of beneficial interest in a unit investment trust, the Nasdaq-100 Trust, that holds shares of the top 100 U.S. and international non-financial stocks listed on The Nasdaq Stock Market that comprise the Nasdaq-100 Index.

Other Revenues

Other revenues decreased $1.8 million, or 94.7%, for the nine months ended September 30, 2004, compared with the same periods of 2003. In September 2003, we recorded the receipt of a business interruption insurance claim related to the events of September 11, 2001 of $1.9 million.

Direct Expenses

	Nine Months Ended September 30,
	2003	2004	% Decrease
	(in millions)
Compensation and benefits	$129.0	$112.4	12.9%
Marketing and advertising	13.8	9.0	34.8
Depreciation and amortization	69.1	55.0	20.4
Professional and contract services	28.7	16.6	42.2
Computer operations and data communications	93.4	81.3	13.0
Provision for bad debts	1.6	1.3	18.8
Occupancy	23.1	21.3	7.8
General and administrative	24.8	23.8	4.0

Total direct expenses	$383.5	$320.7	16.4%

Direct expenses decreased $62.8 million, or 16.4%, for the nine months ended September 30, 2004, compared with the same period of 2003.

Compensation and benefits expense decreased $16.6 million, or 12.9%, for the nine months ended September 30, 2004, compared with the same period of 2003. The decline in compensation and benefits expense for the year-to-date period was due to lower costs associated with the decreased headcount due to reductions in force as a result of our 2003 strategic review, which eliminated a total of 329 positions (206 positions as of September 30, 2003, 123 positions in the fourth quarter of 2003) and additional headcount reductions of 45 positions during the first and second quarters of 2004. Total headcount was 1,004 on September 30, 2003 compared with 891 on September 30, 2004, which includes 47 employees from the Brut acquisition.

Marketing and advertising expense decreased $4.8 million, or 34.8%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to a decline in overall marketing and advertising expenditures, including media advertising, as part of our cost reduction plan.

Depreciation and amortization expense decreased $14.1 million, or 20.4%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to incremental depreciation and amortization expense on certain assets which was higher for the nine months ended September 30, 2003 than in the same period of 2004. Incremental depreciation and amortization expense was associated with Nasdaq’s quoting platform and its trading and quoting network as we migrate to lower cost operating environments as part of our cost reduction plan. The elimination of certain products as part of our 2003 strategic review also contributed to the decline in depreciation and amortization expense for year-to-date period.

Professional and contract services expense decreased $12.1 million, or 42.2%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to less reliance on outside contractors as part of our cost reduction plan.

Computer operations and data communications expense decreased $12.1 million, or 13.0%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to lower costs associated with (1) providing computer links to customers due to lower demand for such services, (2) the renegotiated MCI contract effective June 1, 2004 and (3) maintenance contracts due to the favorable renegotiation of certain maintenance contracts in 2004. These decreases were partially offset by a change in the terms of certain operating leases associated with our quoting platform and its trading and quoting network as it migrates to lower cost operating environments. The elimination of certain products as part of our 2003 strategic review further contributed to the declines.

Provisions for bad debts decreased $0.3 million, or 18.8%, for the nine months ended September 30, 2004, compared with the same period of 2003.

Occupancy expense decreased $1.8 million, or 7.8%, for the nine months ended September 30, 2004, compared with the same period of 2003. This decrease was primarily due to our consolidation of leased office space as part of our cost reduction plan.

General and administrative expense decreased $1.0 million, or 4.0%, for the nine months ended September 30, 2004, compared with the same periods of 2003 due to a decline in overall spending in 2004 as a result of our cost reduction plan, the reversal of the sublease loss reserve of $1.9 million, net of rental payments on leased property in Rockville, Maryland during September 2004, and losses from our equity investment in Nasdaq LIFFE Markets, LLC recorded in the first and second quarters of 2003. On July 24, 2003, we redeemed our interest in the Nasdaq LIFFE Markets joint venture and transferred its ownership interest to LIFFE. Partially offsetting these declines was a $12.8 million sublease loss reserve recorded for expansion space at One Liberty Plaza that we will not occupy.

Elimination of Non-Core Product Lines, Initiatives and Severance

Strategic Review

As discussed earlier in this Management’s Discussion and Analysis, in 2003, we announced the results of a strategic review of our operations designed to position us for improved profitability and growth. The strategic review included the elimination of non-core products and initiatives and resulted in a reduction in our workforce. For the nine months ended September 30, 2003, a pre-tax charge to earnings of $109.1 million was recorded. The net impact to us was a pre-tax charge for the nine months ended September 30, 2003 of $107.1 million. The difference represented costs absorbed by minority shareholders of Nasdaq Europe. The charge of $109.1 million for the nine months ended September 30, 2003 included $69.5 million from continuing operations and $39.6 million from discontinued operations related to Nasdaq Europe and IndigoMarkets. The charge was primarily recorded to Property and equipment, Goodwill, Other intangible assets, Other accrued liabilities and Accrued personnel costs.

The following table summarizes the strategic review charges in our financial statements:

Nine Months Ended September 30, 2003
(in millions)
Continuing Operations
Non-Core Product Lines and Initiatives:
Impairment of capitalized software and fixed assets	$7.8
Impairment of goodwill and intangible assets	7.1
Contract cancellations	2.0
Other exit costs	10.0

Total non-core product lines and initiatives	26.9
Severance and benefit costs	29.4
Loss on early extinguishment of debt	13.2

Total continuing operations strategic review charge	$69.5

Discontinued Operations
Nasdaq Europe:
Impairment of technology platform	$25.4
Severance and benefit costs	1.8
Impairment of goodwill	8.1
Other exit costs including contract cancellations	4.9

Total Nasdaq Europe	40.2
Gain on disposition of IndigoMarkets	(0.6)

Total discontinued operations strategic review charge	$39.6

Total strategic review charge	$109.1

Nasdaq Japan Impairment Loss

During the second quarter of 2002, we recognized an other-than-temporary impairment charge on its equity investment in Nasdaq Japan of $15.2 million. Nasdaq Japan entered into liquidation status in late November 2002 and was completely dissolved in May 2003.

During the second quarter of 2003, we reversed $5.0 million of the reserves related to Nasdaq Japan due to favorable contract negotiations and lower legal costs resulting from the complete liquidation of Nasdaq Japan.

Support Costs From Related Parties, net

Support costs from related parties, net were $34.3 million and $48.4 million for the nine months ended September 30, 2004 and 2003, respectively, a decrease of $14.1 million, or 29.1%. This decrease primarily reflects a reduction in surveillance and other regulatory charges from NASD primarily due to the renegotiation of a technology service contract including a reduction in technology consultants and lower depreciation charges as certain technology assets were fully depreciated during the year ended December 31, 2003. The allocation of this charge among the markets and members NASD regulates also contributed to the decline.

Net interest expense

Net interest expense was $4.0 million and $7.7 million, for the nine months ended September 30, 2004 and 2003, respectively, a decrease of $3.7 million, or 48.1%. This decrease was primarily due to a decrease in interest expense as a result of the redemption of outstanding debt in the third quarter of 2003. On September 30, 2003, we redeemed the $150.0 million outstanding principal amount of our 5.83% senior notes due 2007. In addition, interest income also decreased due to the acquisition of Brut. As previously noted, we used funds from available cash and investments to finance both the redemption and the acquisition of Brut.

Income Taxes

Our income tax provision from continuing operations was $0.2 million for the nine months ended September 30, 2004, compared to an income tax benefit of $18.1 million for the nine months ended September 30, 2003. The change was primarily due to a write-off of deferred tax assets, offset by a favorable adjustment for permanent tax deductions and a reduction of a valuation allowance related to a foreign net operating loss carryforward. The overall effective tax rate was 5.6% for the nine months ended September 30, 2004, compared with 34.6% for the same period of 2003.

At this time, we feel that it is more likely than not, that the deferred tax asset for a portion of the foreign net operating loss carryforwards will be realized based on a recent history of pre-tax income, forecasted pre-tax income and the unlimited life of the asset.

The effective tax rate may vary from period to period depending on, among other factors, the geographic and business mix of earnings and losses. These same and other factors, including history of pre-tax earnings and losses, are taken into account in assessing the ability to realize deferred tax assets.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002 and 2001

Overview

Our operations for the year ended December 31, 2003, resulted in a net loss of $105.4 million compared with net income of $43.1 million in 2002 and $40.5 million in 2001. Included in the 2003 results are pre-tax expenses totaling $97.9 million associated with our strategic review. Our strategic review, initiated in the second quarter 2003, included the elimination of non-core product lines, initiatives and severance. Also included in 2003 results was a net loss from discontinued operations related to the transfer of our interest in Nasdaq Europe S.A./N.V. and the sale of IndigoMarkets Ltd. of $60.3 million compared with $21.9 million in 2002 and $19.6 million in 2001. We completed the sale of IndigoMarkets on September 30, 2003 and completed the transfer of our interests in Nasdaq Europe on December 18, 2003. Following the sale of IndigoMarkets and the transfer of our interest in Nasdaq Europe, results from these subsidiaries have been reclassified as discontinued operations in our Statements of Operations. See Note 3, “Discontinued Operations,” to the consolidated financial statements for further discussion.

The remainder of this discussion and analysis of the year ended December 31, 2003 reflects results from continuing operations, unless otherwise noted. On this basis, our net loss from continuing operations was $45.1 million in 2003 compared with net income of $65.0 million in 2002 and $60.1 million in 2001. Overall lower earnings in 2003 were driven by pre-tax expenses totaling $97.9 million relating to our strategic review noted above. In 2003, results were positively impacted by lower operating expenses from corporate-wide cost reduction programs. Direct expenses were $492.7 million in 2003 compared with $585.2 million in 2002 and $662.7 million in 2001.

Revenues

MARKET SERVICES

The following table sets forth total revenues from Market Services:

	Year Ended December 31,
	2001	2002	2003
	(in millions)
Nasdaq Market Center:
Revenues	$477.6	$523.8	$388.5
Liquidity Rebate	(14.1)	(88.8)	(127.4)
Tape fee revenue sharing	(20.4)	(17.4)	(13.8)

Total Nasdaq Market Center revenues, net	443.1	417.6	247.3

Nasdaq Market Services Subscription:
Revenues(1)	206.7	182.0	179.0
Nasdaq Data tape fee revenue sharing	—	(9.0)	—
UTP Plan revenue sharing sharing	(4.7)	(18.3)	(50.8)

Total Nasdaq Market Services Subscription revenues, net	202.0	154.7	128.2
Other Market Services revenues	9.9	9.5	8.2

Total Market Services revenues	$655.0	$581.8	$383.7

(1)	Includes eligible and non-eligible UTP Plan revenues. Eligible UTP Plan revenues are associated with the calculation and dissemination of the consolidated national best bid and best offer (“inside quote”) and last sale information. These revenues are shared among UTP Plan participants. Non-eligible UTP Plan revenues are associated with the calculation and dissemination of proprietary Nasdaq information and are not shared among UTP Plan participants.

Nasdaq Market Center

Nasdaq Market Center revenues decreased $135.3 million, or 25.8%, in 2003 compared with 2002. The decrease was primarily due to declines in market share and the percentage of share volume reported to our systems, the elimination of a quote update fee, the effect of price reductions and a decline in the number of trader log-ons to our systems. Market share and share volume both declined as competitive pressures from regional exchanges and ECNs continued to draw activity away from our systems to other venues. In response to this continued competition, we eliminated a quote update fee in February 2003 that we had formerly charged market participants for updating a quotation or non-marketable limit order on The Nasdaq National Market and The Nasdaq SmallCap Market and reduced certain fees. Price reductions were implemented in the second, third and fourth quarters of 2003 for trades reported to the Nasdaq Market Center. The decline in trader log-ons is due to continued market participant consolidations and firms moving to other venues to access the market. These decreases were partially offset by an increase, during the fourth quarter of 2002, in the per share execution charge. However, the increase in the per share execution charge had no effect on Nasdaq Market Center revenues, net since the amount shared through the Nasdaq Market Center liquidity rebate (see discussion below) also increased by the same amount.

Nasdaq Market Center revenues increased $46.2 million, or 9.7%, in 2002 compared with 2001. This increase was primarily due to increases, in the fourth quarter of 2001 and 2002, in the per share execution charge. However, the increase in the per share execution charge had no effect on Nasdaq Market Center revenues, net since the amount shared through the Nasdaq Market Center Liquidity rebate also increased by the same amount. See discussion of Nasdaq Market Center Liquidity rebate below. Also contributing to the increase was a new, incremental fee associated with quote updates in Nasdaq quotation systems implemented in February 2002. We eliminated this quote update fee in February 2003. Partially offsetting these increases were declines in market share and the percentage of share volume reported to our systems and a decline in the number of trader log-ons to our systems.

Nasdaq Market Center Liquidity rebate, in which we credit a portion of the per share execution charge to the market participant that provides the liquidity, increased $38.6 million, or 43.5%, in 2003 compared with 2002, and increased $74.7 million, in 2002 compared with 2001. These increases were due to an increase in the amount rebated beginning in the fourth quarter of 2002. However, as discussed above, this increase did not effect Nasdaq Market Center revenues, net because it was offset by the increase in the per share execution charge. The liquidity rebate was introduced in the fourth quarter of 2001.

We share tape fee revenues from NYSE-listed and Amex-listed securities through Nasdaq Market Center tape fee revenue sharing. We record tape fee revenues from NYSE-listed and Amex-listed securities based upon both the percentage of trades reported to the Nasdaq Market Center for securities listed on these exchanges and the size of NYSE and Amex revenue sharing pools. Nasdaq Market Center tape fee revenue sharing decreased $3.6 million, or 20.7%, in 2003 compared with 2002, and decreased $3.0 million, or 14.7%, in 2002 compared with 2001. These decreases were primarily due to the INET ECN reporting certain trading activity to The National Stock Exchange beginning in the fourth quarter of 2002 as opposed to us as it had previously done. This change reduced both Nasdaq Market Center revenues and the amount of revenues Nasdaq was obligated to share with INET, resulting in an overall decline in Nasdaq Market Center revenues, net. Also contributing to the decreases was a revision of estimated payouts for revenue sharing in 2002.

In addition, in August 2003 we filed with the SEC on an immediately effective basis, a Nasdaq general revenue sharing program, which like The National Exchange’s general revenue sharing program, shares operating revenues from multiple business lines in addition to tape fee revenues. We did not share any revenues during 2003. See Note 2, “Significant Transactions—Nasdaq Member Revenue Sharing,” to the consolidated financial statements for further discussion.

Nasdaq Market Services Subscriptions

We provide subscribers with inside quote and last trade information through Level 1, the best quote information for each market participant through Nasdaq Quotation Dissemination Services and all price levels for each market participant through Total View. These services are provided for securities listed on The Nasdaq Stock Market to both professional and non-professional users. We also provide Mutual Fund Quotation Service, a service that collects and disseminates daily price and related data for unit investment trusts, mutual funds and money market funds that are subscribers to this service. These subscription revenues, which include eligible and non-eligible UTP Plan revenues, decreased $3.0 million, or 1.6%, in 2003 compared with 2002, and decreased $24.7 million, or 11.9%, in 2002 compared with 2001. These decreases were primarily due to cost saving initiatives among our market participants and market participant consolidations causing a decrease in professional Level 1 subscriptions. Also contributing to the decline was a decrease in non-professional Level 1 subscriptions resulting from decreased consumer interest in the equity markets. These decreases were partially offset by revenue received from Total View. We began charging for our Total View data products in the first quarter of 2003.

In 2002, Nasdaq Market Services Subscriptions shared tape fee revenues with its market participants in a pilot program based on their share of trades and volume reported to us. This revenue sharing plan was introduced in the first quarter of 2002. During 2002, Nasdaq shared $9.0 million in tape fee revenues with its market participants. The data revenue sharing program was part of a larger strategy to compete with UTP exchanges and provide incentive for Nasdaq members to continue to fully utilize our Market Services. Effective June 1, 2002, the SEC abrogated certain market participant tape fee sharing pilot programs, which resulted in an elimination of the Nasdaq member revenue sharing program for data covered under the UTP Plan. See Note 2, “Significant Transactions—Nasdaq Member Revenue Sharing,” to the consolidated financial statements for further discussion.

In addition, in August 2003 we filed with the SEC on an immediately effective basis, a Nasdaq general revenue sharing program, which like The National Exchange’s general revenue sharing program, shares operating revenues from multiple business lines in addition to tape fee revenues. We did not share any revenues during 2003. See Note 2, “Significant Transactions—Nasdaq Member Revenue Sharing,” to the consolidated financial statements for further discussion.

Under the revenue sharing provision of the UTP Plan, we are permitted to deduct certain costs associated with acting as the exclusive Securities Information Processor from the total amount of tape fees collected. After these costs are deducted from the tape fees, we distribute to the respective UTP Plan participants, including Nasdaq, their share of tape fees based on a combination of their respective trade volume and share volume. Our tape fee revenue sharing allocated to UTP Plan participants other than us increased $32.5 million, in 2003 compared with 2002, and $13.6 million, in 2002 compared with 2001. These increases were primarily due to a decline in the percentage of share volume reported to our systems as continued competitive pressures from ECNs continued to draw activity away from our systems to regional exchanges that are members of the UTP Plan and that trade Nasdaq-listed securities.

ISSUER SERVICES

The following table sets forth revenues from Issuer Services:

	Year Ended December 31,
	2001	2002	2003
	(in millions)
Issuer Services
Corporate Client Group	$157.3	$174.2	$168.3
Nasdaq Financial Products	32.4	29.8	35.9

Total Issuer Services revenues	$189.7	$204.0	$204.2

Corporate Client Group

The following table sets forth the revenues from the Corporate Client Group as reported in accordance with GAAP (“as reported”) and as would be reported on a non-GAAP basis (“billed basis”). We believe that the presentation of billed basis revenues, as they relate to listing of additional shares and initial listing fees, is a good indicator of current Corporate Client Group activity as billed basis information excludes the effects of recognizing revenues related to initial listing fees and listing of additional shares fees over the six and four year periods, respectively.

	Year Ended December 31
	2001		2002		2003
	As reported	Billed Basis	As reported	Billed Basis	As reported	Billed Basis
	(in millions)
Annual renewal fees	$83.6	$83.6	$100.8	$100.8	$93.9	$93.9
Listing of additional shares fees	35.9	41.6	37.5	27.9	37.1	30.2
Initial listing fees	35.6	12.6	33.6	22.8	32.3	16.9
Other Corporate Client Group revenues	2.2	2.2	2.3	2.3	5.0	5.0

Total Corporate Client Group revenues	$157.3	$140.0	$174.2	$153.8	$168.3	$146.0

Corporate Client Group revenues decreased $5.9 million, or 3.4%, in 2003 compared with 2002 and increased $16.9 million, or 10.7%, in 2002 compared with 2001.

Annual renewal fees decreased $6.9 million, or 6.8%, in 2003 compared with 2002 and increased $17.2 million, or 20.6%, in 2002 compared with 2001. The decrease in 2003 was primarily due to a reduction in the number of companies listed on The Nasdaq Stock Market from 4,109 on January 1, 2002 to 3,659 on January 1, 2003, the date on which companies are billed their annual fees. The decrease in the number of listed companies was due to 571 issuers delisted by us during 2002 for failure to meet The Nasdaq Stock Market’s listing standards and other reasons, including mergers and acquisitions. Partially offsetting this decline were 121 new listings in 2002. Annual renewal fees increased in 2002 primarily due to the introduction in January 2002 of a revised fee structure.

Listing of additional shares fees, on an as reported basis, decreased $0.4 million, or 1.1%, in 2003 compared with 2002 and increased $1.6 million, or 4.5%, in 2002 compared with 2001. On a billed basis, listing of additional shares fees increased $2.3 million, or 8.2%, in 2003 compared with 2002 and decreased $13.7 million, or 32.9%, in 2002 compared with 2001. The increase in listing of additional shares fees on a billed basis in 2003 was primarily due to an improved economic environment, which resulted in higher activity for secondary offerings as well as other additional share activity. There were 190 secondary offerings during 2003 compared to 149 secondary offerings during 2002. The decrease in listing of additional shares fees on a billed basis in 2002 was primarily due to a weaker economic environment, which resulted in lower activity for secondary offerings as well as other additional share activity. There were 149 secondary offerings during 2002 compared to 169 secondary offerings during 2001.

Initial listing fees, on an as reported basis, decreased $1.3 million, or 3.9%, in 2003 compared with 2002 and decreased $2.0 million, or 5.6%, in 2002 compared with 2001. On a billed basis, initial listing fees decreased $5.9 million, or 25.9%, in 2003 compared with 2002 and increased $10.2 million, or 81.0%, in 2002 compared with 2001. The decrease in initial listing fees on a billed basis in 2003 was primarily due to a temporary suspension of listing requirements due to the events of September 11, 2001. This temporary suspension was lifted on January 3, 2002. As a result, a higher number of companies transferred down in 2002 from one tier of The Nasdaq Stock Market to the other at the end of their respective time periods for review of non-compliance. These companies were charged an initial fee in 2002 upon entering the new tier. Partially offsetting this decrease in 2003 was an increase in the number of new listings and initial public offerings for the year. In 2003, there were

134 new listings, including 54 new initial public offerings, compared to 121 new listings, including 46 new initial public offerings, in 2002. The increase in initial listing fees on a billed basis in 2002 was primarily due to an increase in initial listing fees implemented in January 2002, which more than offset the decrease in the number of initial public offerings listings on The Nasdaq Stock Market. In 2002, there were 121 new listings, including 46 new initial public offerings, compared to 136 new listings, including 58 new initial public offerings, in 2001.

Nasdaq Financial Products

The following table sets forth the revenues from Nasdaq Financial Products:

	Year Ended December 31,
	2001	2002	2003
	(in millions)
Licensing revenues	$30.6	$28.1	$32.9
Other Nasdaq Financial Products revenues	1.8	1.7	3.0

Total Nasdaq Financial Products revenues	$32.4	$29.8	$35.9

Nasdaq Financial Products revenues increased $6.1 million, or 20.5%, in 2003 compared with 2002 and decreased $2.6 million, or 8.0%, in 2002 compared with 2001.

Licensing revenues increased $4.8 million, or 17.1%, in 2003 compared with 2002 and decreased $2.5 million, or 8.2% in 2002 compared with 2001. The increase in licensing revenues in 2003 was primarily due to an increase in options trading volume on the QQQ and an increase in options and futures trading volume on Nasdaq indices. Licensing revenues primarily include trademark and licensing revenues related to the QQQ and other financial products linked to Nasdaq indices issued in the United States and abroad. The QQQ is the trading symbol for the shares of the Nasdaq-100 Index Tracking Stock. QQQ represents units of beneficial interest in a unit investment trust, the Nasdaq-100 Trust, that holds shares of the top 100 U.S. and international non-financial stocks listed on The Nasdaq Stock Market that comprise the Nasdaq-100 Index. The decrease in licensing revenues in 2002 was primarily due to a decrease in price per unit and a decrease in trade reports occurring outside of the Nasdaq Market Center of the QQQ. Licensing revenues are charged as a percentage of per unit charges for trade reports occurring outside of the Nasdaq Market Center.

Direct Expenses

	Year Ended December 31,
	2001	2002	2003
	(in millions)
Compensation and benefits	$179.3	$183.1	$159.1
Marketing and advertising	25.4	26.9	19.5
Depreciation and amortization	83.7	88.5	90.0
Professional and contract services	70.7	60.5	37.5
Computer operations and data communications	166.8	136.7	125.6
Provision for bad debts	15.5	8.4	1.4
Occupancy	26.0	32.4	31.2
General and administrative	95.3	48.7	28.4

Total direct expenses	$662.7	$585.2	$492.7

Direct expenses decreased $92.5 million, or 15.8%, in 2003 compared with 2002 and decreased $77.5 million, or 11.7%, in 2002 compared with 2001.

Compensation and benefits expense decreased $24.0 million, or 13.1%, in 2003 compared with 2002 and increased $3.8 million, or 2.1%, in 2002 compared with 2001. The decrease in 2003 was primarily due to reduced headcount resulting from a result of our 2003 strategic review, which eliminated a total of 329 positions, partially offset by an increase in employee benefit obligations. Total headcount was 1,227 on December 31, 2002 (excluding 48 employees in discontinued operations) compared with 956 on December 31, 2003. See Note 2, “Significant Transactions—Strategic Review,” to the consolidated financial statements for further discussion. The increase in compensation and benefits expense in 2002 was primarily due to increased headcount related to internal functions being handled by us as a result of the separation from NASD as well as additional benefit obligations, partially offset by staff reductions. Compensation and benefits expense also included charges of $4.5 million in 2002 and $7.4 million in 2001 for severance and outplacement costs associated with staff reductions plans. The staff reductions eliminated 139 and 137 positions in 2002 and 2001, respectively.

Marketing and advertising expense decreased $7.4 million, or 27.5%, in 2003 compared with 2002 and increased $1.5 million, or 5.9%, in 2002 compared with 2001. The decrease in 2003 was primarily due to a decline in direct marketing expenses related to the roll-out of our SuperMontage system in 2002 (we currently refer to our SuperMontage system as being part of the Nasdaq Market Center) and a decline in advertising expenses related to our “Listed on Nasdaq” marketing campaign.

Depreciation and amortization expense increased $1.5 million, or 1.7%, in 2003 compared with 2002 and increased $4.8 million, or 5.7%, in 2002 compared with 2001. These increases were primarily due to capacity and technology infrastructure improvements required to support market activity and new initiatives.

Professional and contract services expense decreased $23.0 million, or 38.0%, in 2003 compared with 2002 and decreased $10.2 million, or 14.4%, in 2002 compared with 2001. The decrease in 2003 was primarily due to less reliance on outside contractors and a decline in expenses associated with our global expansion strategy, which has been abandoned. In 2002, the decrease was also due to less reliance on outside contractors as well as a decrease in development costs associated with SuperMontage, partially offset by increased costs associated with our global expansion strategy.

Computer operations and data communications expense decreased $11.1 million, or 8.1%, in 2003 compared with 2002 and decreased $30.1 million, or 18.0%, in 2002 compared with 2001. These decreases were primarily due to a renegotiation of our contract with MCI that occurred in the second quarter of 2002. Also contributing to the decreases were lower costs associated with providing computer links to customers due to lower demand for such services.

Provision for bad debts decreased $7.0 million, or 83.3%, in 2003 compared with 2002 and decreased $7.1 million, or 45.8%, in 2002 compared with 2001. The decrease in 2003 was primarily due a decrease in past due account balances. In 2002, the decrease in provision for bad debts was primarily due to the provision for a bankruptcy filing by a market data vendor recorded in the first quarter of 2001. This was partially offset by an increase in inactive issuers with outstanding account balances resulting from the temporary suspension of certain listing requirements due to the events of September 11, 2001, the continuing erosion of market conditions and increased payment defaults.

Occupancy expense decreased $1.2 million, or 3.7%, in 2003 compared with 2002 and increased $6.4 million, or 24.6%, in 2002 compared with 2001. The decrease in 2003 was primarily due to consolidation of leased office space. The increase in 2002 was primarily due to the direct payment of occupancy expenses to third party vendors previously reported in Support costs from related parties, net in 2001 in the Consolidated Statements of Operations as a result of the separation from NASD.

General and administrative expense decreased $20.3 million, or 41.7%, in 2003 compared with 2002 and decreased $46.6 million, or 48.9%, in 2002 compared with 2001. The decrease in general and administrative expense in 2003 was partially due to the fulfillment in 2002 of our technology transition commitment to Amex.

In conjunction with the separation from NASD, we had committed to fund $14.5 million of transitional support costs to Amex. In 2001, we accrued $9.2 million for such costs. The remaining $5.3 million was recorded in the fourth quarter of 2002. Further contributing to the decline in 2003 were lower discretionary spending, lower equity investment losses related to Nasdaq LIFFE Markets, LLC and Nasdaq Japan and a $4.9 million write-down of an auxiliary trading technology platform recorded in the second quarter of 2002. See Note 2, “Significant Transactions—Strategic Review,” and “Significant Transactions—Nadaq Japan,” to the consolidated financial statements for further discussion of Nasdaq LIFFE Markets and Nasdaq Japan.

The decrease in general and administrative expense in 2002 was primarily due to non-recurring real estate related costs of $21.5 million recorded during 2001. See Note 6, “Real Estate Developments,” to the consolidated financial statements for further discussion. Also contributing to the decline were lower Nasdaq Japan losses recorded as general and administrative expenses in 2002 compared with 2001 due to the other-than-temporary impairment charge on our equity investment in Nasdaq Japan of $15.2 million, which was recorded in the “Nasdaq Japan impairment loss” line item on the consolidated statements of operations. Further contributing to the decline was a reduction in technology transition costs to $5.3 million in 2002 from $9.2 million in 2001 to Amex. Partially offsetting the decreases were higher Nasdaq LIFFE Markets losses of $9.0 million in 2002 as compared to $6.0 million in 2001.

Elimination of Non-Core Product Lines, Initiatives and Severance

Strategic Review

As discussed earlier in this Management’s Discussion and Analysis, in 2003, we announced the results of a strategic review of our operations designed to position us for improved profitability and growth. The strategic review included the elimination of non-core products and initiatives and resulted in a reduction in our workforce. For the year ended December 31, 2003, a total pre-tax charge to earnings of $145.5 million was recorded. The net impact to us was a total pre-tax charge of $143.5 million. The difference represented charges absorbed by minority shareholders of Nasdaq Europe S.A./N.V. The charge recorded reflects the completion of the charges associated with our strategic review. As shown in the following table, the total charge of $145.5 million included $97.9 million from continuing operations and $47.6 million from discontinued operations related to Nasdaq Europe. See Note 3, “Discontinued Operations,” to the consolidated financial statements for further discussion. The charge was primarily recorded to Property and equipment, Goodwill, Other intangible assets, Other accrued liabilities and Accrued personnel costs on the consolidated balance sheets.

The following table summarizes the strategic review charge included in the consolidated statements of operations for the year ended December 31, 2003:

Year Ended December 31, 2003
(in millions)
Continuing Operations
Non-Core Product Lines and Initiatives:
Impairment of capitalized software and fixed assets	$21.1
Impairment of goodwill and intangible assets	8.2
Contract cancellations	11.4
Other exit costs	11.6

Total non-core product lines and initiatives	52.3

Severance and benefit costs	32.4
Loss on early extinguishment of debt	13.2

Total continuing operations strategic review charge	$97.9

Discontinued Operations
Nasdaq Europe S.A./N.V.:
Impairment of technology platform	$29.4
Severance and benefit costs	2.5
Impairment of goodwill	8.1
Other exit costs including contract cancellations	8.2

Total Nasdaq Europe	48.2
Gain on disposition of IndigoMarkets Ltd.	(0.6)

Total discontinued operations strategic review charge	$47.6

Total strategic review charge	$145.5

Continuing Operations

Non-core product lines and initiatives included in the strategic review were:

•	Primex—Primex was an electronic auction system. Nasdaq ended our exclusive rights agreement with Primex Trading N.A., L.L.C. on December 31, 2003. Nasdaq decided to consolidate our trading services to a common functionality within the SuperMontage system and ceased offering Primex effective January 16, 2004.

•	Nasdaq Tools—Nasdaq Tools was an order management system that ran on the Nasdaq Application Programming Interface using the Nasdaq Workstation II and was wound down throughout 2003. Nasdaq Tools was previously our wholly-owned subsidiary and was merged with and into us on July 31, 2002.

•	Nasdaq LIFFE Markets, LLC—Nasdaq LIFFE Markets was a joint venture with the London International Financial Futures Exchange, LIFFE to create a market for single stock futures and other futures products. On July 24, 2003, Nasdaq redeemed our interest in the Nasdaq LIFFE Markets joint venture and transferred our ownership interest to LIFFE. LIFFE assumed financial and management responsibility for Nasdaq LIFFE Markets. This change did not have any impact on the operation of Nasdaq LIFFE Markets, but usage of the Nasdaq brand by the company ceased.

•	The Bulletin Board Exchange—The Bulletin Board Exchange was a proposed platform for companies not eligible for the Nasdaq SmallCap Market to raise equity capital and increase the visibility of their stock. The Over the Counter Bulletin Board will continue its existing operations.

•	Liquidity Tracker—Liquidity Tracker was an automated order routing system designed to allow traders to direct orders to specific market makers based on recent trading activity. Liquidity Tracker ceased operations as of June 30, 2003.

•	MarketSite Tower—MarketSite Tower is located at our Times Square, New York location. The video wall portion of the Tower was deemed impaired.

The charge related to the elimination of the above non-core products and initiatives was approximately $52.3 million for the year ended December 31, 2003. Included in the charge was the reduction of our investment in Nasdaq LIFFE Markets of $6.3 million due to the redemption of our interest in the Nasdaq LIFFE Markets joint venture, the impairment of goodwill of $4.1 million associated with Nasdaq Tools, the impairment of certain intangible assets of $4.1 million, impairment of various capitalized software and fixed assets of $21.1 million, contract cancellations of $11.4 million and other costs of $5.3 million. Included in the $21.1 million impairment of various capitalized software and fixed assets is a $12.3 million impairment on the MarketSite Tower. See Note 4, “Summary of Significant Accounting Policies—Impairment of Long-Lived Assets,” to the consolidated financial statements for further discussion. The remaining impairment of capitalized software and fixed assets relates to the eliminated products specifically Nasdaq Tools, Primex, the Bulletin Board Exchange and Liquidity Tracker.

In addition, the recorded charges from continuing operations included severance costs of $32.4 million and the loss on early extinguishment of long-term debt of $13.2 million. The severance costs included $13.8 million related to the reductions in force of 329 employees. The remaining $18.6 million of severance costs relate to the fulfillment of employment contracts and obligations associated with the retirement and departure of certain members of senior management. Total headcount was 956 as of December 31, 2003 versus 1,227 as of December 31, 2002 (excluding 48 employees in discontinued operations). The extinguishment of debt costs relate to the redemption of $150.0 million in aggregate principal amount of our 5.83% senior notes due 2007. In conjunction with our strategic review, we reassessed our capital needs and determined that we no longer needed the liquidity of the senior notes.

Discontinued Operations

Discontinued operations included in the strategic review were:

•	Nasdaq Europe—Nasdaq Europe was a pan-European stock market licensed in Belgium. See below for complete discussion of the wind-down and eventual transfer of shares of Nasdaq Europe.

•	IndigoMarkets Ltd.—IndigoMarkets was a joint venture with SSI Limited to develop international trading platforms. On September 30, 2003, Nasdaq Global sold its interest in the joint venture to SSI and recognized a gain on the sale of approximately $0.6 million.

Europe

As a result of the strategic review, we supported the closing of the market operated by Nasdaq Europe S.A/N.V., in which we owned a 63.0% interest through December 18, 2003. At an extraordinary general meeting held on June 26, 2003, the shareholders of Nasdaq Europe voted to discontinue operations of the market and, as a result, market operations were wound-down pursuant to a transition plan approved by the Belgian Banking and Finance Commission. During the third quarter of 2003, the losses incurred by Nasdaq Europe exceeded the minority shareholders’ interests and thereafter, we absorbed 100.0% of Nasdaq Europe’s losses and strategic review charges.

As Nasdaq Europe was winding-down its market operations, we reached an agreement to transfer all of our shares in Nasdaq Europe to one of that company’s original investors; the cash consideration for the transaction was nominal. The transfer of our shares of Nasdaq Europe was completed on December 18, 2003. The entity ceased using the Nasdaq Europe name after the transaction. As part of the transaction, Nasdaq

Europe’s new owner committed to seek to restructure that company’s obligations and, in that context, to request from certain major creditors releases of any claims they might have against Nasdaq Europe’s former directors, officers and shareholders (if such claims are related to our prior ownership interest in Nasdaq Europe).

At the time of the transfer, Nasdaq Europe had approximately $15 million of external debt, accrued interest and other liabilities. We have recorded liabilities of approximately $15 million that management continues to believe are sufficient to satisfy any potential claims against us. We and Nasdaq Europe, now known as Easdaq SA/NV, entered into an agreement dated as of October 27, 2004, providing that Easdaq is to reach agreements with certain of its creditors to settle these creditors’ existing claims against Easdaq. We will be a third party beneficiary of these creditor agreements and expects to be able to release the $15 million reserve it currently maintains in connection with such claims and liabilities.

Also, as part of our strategic review, during the third quarter of 2003, we supported Nasdaq Europe’s position in favor of the decision of the shareholders of Nasdaq Deutschland AG, a German exchange in which Nasdaq Europe had a 50.0% interest, to suspend that company’s trading operations effective August 29, 2003. Nasdaq Europe transferred all of its shares in Nasdaq Deutschland to one of the other shareholders, BWB Holding AG, as of August 29, 2003.

The charges related to the orderly wind-down and liquidation of market operations in Belgium and Germany were approximately $48.2 million (excluding the minority interest benefit of $2.0 million) for the year ended December 31, 2003. The $48.2 million charge for the year ended December 31, 2003, included a $29.4 million charge for impairment of certain technology platforms held for sale and owned by Nasdaq Europe, the impairment of goodwill of $8.1 million, severance costs of $2.5 million and other costs including contract cancellations of $8.2 million.

Nasdaq Japan Impairment Loss

During the second quarter of 2002, we recognized an other-than-temporary impairment charge on our equity investment in Nasdaq Japan of $15.2 million. Nasdaq Japan entered into liquidation status in late November 2002 and was completely dissolved in May 2003.

During the second quarter of 2003, we reversed $5.0 million of the reserves related to Nasdaq Japan due to favorable contract negotiations and lower legal costs resulting from the complete liquidation of Nasdaq Japan. See Note 2, “Significant Transactions—Nasdaq Japan,” to the consolidated financial statements for further discussion.

Support Costs From Related Parties, net

Support costs from related parties, net were $61.5 million, $75.0 million and $101.8 million for the years ended December 31, 2003, 2002 and 2001, respectively, a decrease of $13.5 million, or 18.0%, in 2003 compared with 2002 and a decrease of $26.8 million, or 26.3%, in 2002 compared with 2001. These decreases were primarily due to continued progress in separating from NASD and the associated cost reductions from our being more independent with respect to our technology needs and certain other support functions. The allocation of the surveillance and other regulatory charges among the markets NASD regulates also contributed to the declines.

Net interest expense

Net interest expense was $9.0 million and $5.9 million for the years ended December 31, 2003 and 2002, respectively and net interest income was $14.0 for the year ended December 31, 2001 an increase of $3.1 million, or 52.5%, in 2003 compared with 2002 and an increase of $19.9 million in 2002 compared with 2001. The increase in net interest expense in 2003 was primarily due to lower interest income earned on a reduced cash and investment balance as a result of the redemption of outstanding debt in the third quarter of 2003. On September 30, 2003, we redeemed the $150.0 million outstanding principal amount of our 5.83% senior notes due 2007. We used funds from available cash and investments to finance the redemption. See Note 2, “Significant Transactions—Long-term Debt,” to the condensed consolidated financial statements for further discussion. The increase in net interest expense in 2002 was primarily due to higher interest income earned on increased cash and investments in 2001 than in 2002. The cash and investment balance was reduced on March 8, 2002 when we completed the repurchase of shares from NASD as a part of our restructuring for approximately $305.2 million in aggregate cash consideration, 1,338,402 shares of our Series A Cumulative Preferred Stock and one share of our Series B Preferred Stock.

Income Taxes

Our income tax benefit from continuing operations was $21.2 million in 2003 compared to an income tax provision of $40.9 million and $38.1 million in 2002 and 2001, respectively. The overall effective tax rate in 2003, 2002 and 2001 was 32.0%, 38.6% and 39.0%, respectively. In 2003, the change in our effective tax rate was primarily due to the write-off of goodwill related to our strategic review and deferred tax asset write-offs. Goodwill is not deductible for U.S. income tax purposes. See Note 2, “Significant Transactions—Strategic Review,” to the consolidated financial statements for further discussion. The decrease in the effective tax rate in 2002 was primarily due to a reduction in foreign losses for which no tax benefit is taken offset by a reduction in the tax benefits related to tax preferred investments such as tax exempt interest and dividend received deductions.

The effective tax rate may vary from year to year depending on, among other factors, the geographic and business mix of earnings and losses. These same and other factors, including history of pre-tax earnings and losses, are taken into account in assessing the ability to realize deferred tax assets.

Quarterly Operating Results

The following table set forth selected unaudited consolidated quarterly statement of income data and selected unaudited consolidated quarterly operating data for the five quarters ended September 30, 2004. In management’s opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such. Certain reclassifications have been made to previously recorded quarters in order to conform to the current year presentation.

These quarterly results have varied significantly as a result of the following:

•	Fluctuations in percentage of average daily share volume executed in Nasdaq systems.

•	Fluctuations in percentage of share volume reported to Nasdaq systems;

•	Changes in pricing;

•	Impact of competition;

•	2003 strategic review;

•	Losses from discontinued operations;

•	Decreases in direct expenses; and

•	Acquisitions and divestitures.

	Three Months Ended
	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(unaudited)
	(in thousands, except per share amounts)
Revenues
Market Services	$89,687	$86,341	$76,126	$68,931	$73,304
Issuer Services	50,484	51,614	52,233	51,056	50,646
Other	1,729	56	45	26	20

Total revenues	141,900	138,011	128,404	120,013	123,970
Cost of revenues	—	—	—	—	(9,177)

Expenses
Total direct expenses	115,456	109,215	108,391	99,686	112,639
Elimination of non-core product lines, initiatives and severance	23,803	28,360	—	—	—
Support costs from related parties, net	15,448	13,087	11,409	11,764	11,120

Total expenses	154,707	150,662	119,800	111,450	123,759

Operating income (loss)	(12,807)	(12,651)	8,604	8,563	(8,966)
Net income (loss) from continuing operations	(7,743)	(10,809)	4,631	4,785	(5,485)
Loss from discontinued operations (net of tax)	(30,265)	(10,188)	—	—	—

Net income (loss)	$(38,008)	$(20,997)	$4,631	$4,785	$(5,485)

Net income (loss) applicable to common stockholders
Net income (loss)	$(38,008)	$(20,997)	$4,631	$4,785	$(5,485)
Preferred stock dividends declared	(2,542)	(2,543)	(2,799)	(3,547)	(1,004)

Net income (loss) applicable to common stockholders	$(40,550)	$(23,540)	$1,832	$1,238	$(6,489)

Basic and diluted net earnings (loss) per share:
Continuing operations	$(0.13)	$(0.17)	$0.02	$0.02	$(0.08)
Discontinued operations	(0.39)	(0.13)	—	—	—

Total basic and diluted net earnings (loss) per share	$(0.52)	$(0.30)	$0.02	$0.02	$(0.08)

Our total expenses during the five quarters ended September 30, 2004 reflect continued progress toward our strategic objectives of maintaining an efficient cost structure and pursuing a competitive pricing strategy for our products and services consistent with our regulatory obligations. We believe that our actions have positioned us to compete aggressively in all aspects of our business and to continue to improve our profitability and to grow in future periods. We plan to continue to rationalize our business activities and generate additional cost savings by managing our expense base and pursuing operating efficiencies.

Liquidity and Capital Resources

We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from continuing operating activities totaled $119.4 million for the first nine months of 2004, $75.5 million for the first nine months of 2003, $145.8 million in 2003, $183.2 million in 2002 and $103.3 million in 2001. Cash inflows are primarily due to cash received from customers less cash paid to suppliers, employees and related parties. The increase in operating cash flow for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 was primarily due to net income of $3.9 million compared with a net loss of $34.3 million in the respective periods. The decrease in operating cash flows in 2003 as compared to 2002 was primarily due to payments for the elimination of non-core product lines, initiatives and severance.

We have been able to generate sufficient funds from operations to meet working capital requirements. We do not currently have any lines of credit. We believe that the liquidity provided by existing cash and cash equivalents, investments and cash generated from operations will provide sufficient capital to meet current and future operating requirements. From time to time, we explore alternative sources of financing that may increase liquidity in the future. We will not receive any proceeds from this offering.

In May 1997, we entered into a $25.0 million note payable with a financial institution. Principal payments are scheduled to begin in 2007 and continue in equal monthly installments until maturity in 2012. The note requires monthly interest payments through May 2007 at an annual rate of 7.41%. After May 2007, we will incur interest equal to the lender’s cost of funds rate, as defined in the agreement, plus 0.5%. Interest expensed and paid under the agreement totaled approximately $1.4 million for the nine months ended September 30, 2004 and approximately $1.9 million for each of the years ended December 31, 2003, 2002 and 2001.

On May 3, 2001, we issued and sold $240.0 million in aggregate principal amount of 4.0% convertible subordinated notes to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships. These notes mature in May 2006. Interest expensed and paid under the agreement totaled approximately $7.2 million for the nine months ended September 30, 2004 and approximately $9.6 million for the years ended December 31, 2003 and 2002 and totaled $5.9 million for the year ended December 31, 2001.

As of September 30, 2004, NASD owned 1,338,402 shares of our Series A Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends), which represents all the outstanding shares of our Series A Preferred Stock. Dividends payable to NASD on the Series A Preferred Stock began accruing in March 2003. The Series A Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and 10.6% in all years commencing after March 2003, payable at the discretion of our board of directors. For the nine months ended September 30, 2004 and year ended December 31, 2003, we paid dividends of $7.35 million and $8.3 million, respectively, on our Series A Preferred Stock. The dividends paid for the first nine months of 2004 reflect a waiver of $2.5 million granted by NASD of a portion of the dividend payable for the third quarter of 2004.

On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all of the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock. The Series C Cumulative Preferred Stock will pay quarterly dividends at an annual rate of 3.0% for all periods until July 1, 2006 and at an annual rate of 10.6% for periods thereafter. The principal amount of the Series C Cumulative Preferred Stock will accrete through retained earnings from its estimated current fair market value of $129.2 million to its redemption value of $133.8 million over the five consecutive quarters beginning with the fourth quarter of 2004. For additional information regarding of the Series C Cumulative Preferred Stock, see “Description of Capital Stock—Preferred Stock.”

Our broker-dealer subsidiary, Brut, LLC, is subject to regulatory requirements intended to ensure their respective general financial soundness and liquidity, which require that they comply with certain minimum capital requirements. As of September 30, 2004, Brut, LLC was required to maintain minimum net capital of $0.9 million and had total net capital of approximately $13.1 million or $12.2 million in excess of the minimum amount required. See “Regulation—Broker-Dealer Regulation.”

Contractual Obligations and Contingent Commitments

We have contractual obligations to make future payments under long-term debt, long-term non-cancelable lease agreements and other long-term obligations and has contingent commitments under a variety of arrangements as discussed in Note 10, “Senior Notes and Credit Facility,” Note 11, “Subordinated Notes,” and Note 15, “Leases,” to the consolidated financial statements. The following table sets forth these contractual obligations as of September 30, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt by contract maturity(1)	$265,000	$—	$240,833	$5,000	$19,167
Minimum rental commitments under non-cancelable operating leases	248,897	18,644	53,442	46,531	130,280
Other long-term obligations	43,498	25,165	18,333	—	—

Total	$557,395	$43,809	$312,608	$51,531	$149,447

(1)	Consists of $25 million note payable and $240 million aggregate principal amount of convertible subordinated notes.

Long-term Debt

Our $25.0 million senior note payable contains a financial maintenance covenant requiring that the ratio of our EBITDA (as defined below) for the four quarters ended December 31, 2003 must be at least four times our interest expense for those four quarters (4.0 to 1.0), provided however, that the ratio was reduced to 1.0 to 1.0 through the quarter ended March 31, 2004, increasing to 1.25 to 1.0 through the quarter ended September 30, 2004, increasing to 1.50 to 1.0 through the quarter ended March 31, 2005 and returning to 4.0 to 1.0 for periods thereafter. EBITDA means the sum of consolidated net operating income and all provisions for depreciation and amortization. Consolidated net operating income means net operating income excluding the cost of strategic review and other charges incurred in the three quarters ended December 31, 2003 as well as amounts related to minority interest and non-cash expenses related to stock options as compensation. The note also limits the amount of secured debt we can incur to 10% of total assets. Our inability to comply with the required financial covenants, or in certain circumstances a default under another financial agreement could result in default under the note.

Our $240.0 million in aggregate principal amount of 4.0% convertible subordinated notes due May 2006 held by Hellman & Friedman do not contain any financial maintenance covenants, but a default under any outstanding financing agreement that results in the acceleration of any debt having a principal amount in excess of $50 million would cause a cross default under the subordinated notes. See Note 11, “Subordinated Notes,” to the consolidated financial statements for further discussion.

If a default under one or more of these financial agreements causes amounts outstanding under the applicable financial agreement or agreements to be declared to be immediately due and payable, we will be required to expend the funds to pay such amounts. If we did not have sufficient available cash to pay all amounts that become due and payable, we would have to seek additional debt or equity financing, which may not be available on acceptable terms, or at all.

Our ability to incur additional long-term debt and to sell assets for cash outside of the ordinary course of business also is subject to covenants in the exchange agreement between Nasdaq and NASD, dated as of November 29, 2004, related to the Series C Cumulative Preferred Stock that remain in force while the Series C Cumulative Preferred Stock is outstanding. Under this agreement, we must obtain NASD’s prior written consent, which may not be unreasonably withheld, before incurring or assuming long-term debt or engaging in extraordinary asset sales that in aggregate equals or exceeds $200.0 million in outstanding long-term debt and sales of our assets for cash outside of the ordinary course of business. Debt outstanding as of February 21, 2002 and debt incurred to refinance such outstanding debt are excluded from this calculation. Sales of capital stock and sales or transfers of assets in connection with a joint venture, strategic alliance or similar arrangement (if not primarily for cash and to raise capital) are excluded from the definition of sales of our assets for cash outside of the ordinary course of business. If we elect to proceed with a transaction that exceeds this limitation, NASD is permitted to condition its consent on the proceeds being used to redeem the Series C Cumulative Preferred Stock. As of September 30, 2004, we were in compliance with this limitation.

At September 30, 2004, we were in compliance with the covenants of all of our debt agreements.

Leases

We lease certain office space and equipment in connection with our operations. The majority of these leases contain escalation clauses based on increases in property taxes and building operating costs. Minimum lease payments at September 30, 2004 were $248.9 million over the life of the leases.

Other Long-term Obligations

Brut contracted with a subsidiary of SunGard for on-line processing, report services and related services in connection with Brut’s clearance of trades. The term of this agreement is five years and is automatically renewed at yearly intervals thereafter until terminated by either party. The annual service fee is $10.0 million in the first year, dropping to $8.0 million in the second year and $6.0 million in the third year of the agreement. The annual service fee is subject to price review in the years four and five based market rates, but will not be less than $4.0 million per year.

On January 30, 2004, Nasdaq and MCI WorldCom Communications, Inc., formerly WorldCom, Inc., entered into a global services agreement, effective May 31, 2004, related to the data network that connects our market facilities to market participants. The global services agreement terminated the prior agreement between the two parties. The global services agreement, which expires on December 31, 2005, requires usage charges for certain services to be at least $20.0 million during the period from June 1, 2004 to December 31, 2004 and $20.0 million in 2005.

General Litigation

We may be subject to claims arising out of the conduct of our business. Currently, there are certain legal proceedings pending against us. We believe, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on our financial position or our results of operations. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on our financial position and our results of operations.

Brokerage Activities

Brut, LLC provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. Brut’s maximum potential liability under these arrangements cannot be quantified. However, we believe that the potential for Brut to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2004.

Changes in Financial Condition

Cash and cash equivalents was $48.0 million as of September 30, 2004 compared with $148.9 million at December 31, 2003, a decrease of $100.9 million or 67.8%. This decrease is primarily due to the purchase of Brut and affiliated entities for a total consideration of $190.0 million in cash. During 2004, cash and investments increased from positive cash flows from operations, collection of Corporate Client Group’s annual fees and the receipt of a federal tax refund. In 2004, we continued to generate positive cash flows from operations and had a lower expense base as a result of our cost reduction plan. Cash payments of $18.0 million were made during the nine months ended September 30, 2004, for the elimination of non-core product lines, initiatives and severance charge recorded in 2003. We will pay an additional $9.1 million representing primarily severance costs, by January 2006. We received a federal tax refund in June 2004 due a net operating loss reported in 2003. At December 31, 2003, cash and cash equivalents decreased $52.6 million or 26.1% from $201.5 million at December 31, 2002. This decrease is primarily due to the repayment of $150.0 million 5.83% senior notes due 2007 on September 30, 2003. In conjunction with our strategic review, we reassessed our capital needs and determined that we no longer needed the liquidity of the senior notes. We used the funds from available cash and investments to finance the redemption.

Available-for-sale investments were $189.0 million as of September 30, 2004 compared with $185.7 million at December 31, 2003, an increase of $3.3 million or 1.8%. Investments consist of U.S. Treasury securities, obligations of U.S. Government sponsored enterprises, municipal bonds, auction securities and other financial instruments. At December 31, 2003, available-for-sale investments decreased $36.4 million or 16.4% from $222.1 million at December 31, 2002. This decrease is primarily attributed to the repayment of our $150.0 million senior notes on September 30, 2003.

Held-to-maturity investments totaled $30.6 million as of September 30, 2004 compared with $28.3 million at December 31, 2003, an increase of $2.3 million or 8.1%. All held-to-maturity investments consist of U.S. Treasury securities and obligations of U.S. government agencies. Held-to-maturity investments are pledged as collateral for our $25.0 million senior note payable. Collateral is limited to such securities with a margined value of not less than 100.0% of the loan and is invested in accordance with the note agreement. At December 31, 2003, held-to-maturity investments decreased $0.1 million or 0.4% from $28.4 million at December 31, 2002.

Net receivables were $92.3 million as of September 30, 2004 compared with $111.4 million at December 31, 2003, a decrease of $19.1 million or 17.1%. Our receivables are primarily concentrated with NASD member firms, market data vendors and our-listed companies. Receivables are shown net of reserves for uncollectible accounts. The decrease in receivables is primarily due to better collection results in 2004 as well as the receipt of the 2003 federal tax refund in June 2004. Also contributing to the decrease in receivables is the decline in revenues, which continued in 2004. Continued competition along with continued decreases in certain fees, resulted in a significant decline in revenues from the Market Services segment. Additional receivables purchased from Brut partially offset the decrease in receivables. At December 31, 2003, net receivables decreased $46.1 million or 29.3% from $157.5 million at December 31, 2002. This decrease is also primarily the result of decreases in revenues during 2003 and increases in the collection process from prior years.

Deferred tax assets totaled $85.4 million as of September 30, 2004 compared with $112.6 million at December 31, 2003, a decrease of $27.2 million or 24.2%. We use the asset and liability method required by SFAS No. 109, “Accounting for Income Taxes,” to provide income taxes on all transactions recorded in the consolidated financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized. The decrease in deferred tax assets is primarily due to the result of a favorable tax ruling related to deferred revenue, reduction in bad debt reserves and lower technology costs. For tax purposes, Corporate Client Group revenue recognition in 2003 was on a cash basis. In 2004, due to a change in the tax laws, for tax purposes we began deferring some of the entry and listing of additional share fees. At December 31, 2003, total deferred tax assets decreased $10.4 million or 8.5% from $123.0 million at December 31, 2002. This decrease is primarily due to a reduction in our deferred revenue, reduction in bad debt reserves and lower technology and compensation costs. Partially offsetting this decrease is an increase for our strategic review charge and state loss carryforwards to be recognized in future years.

Assets of discontinued operations totaled $61.4 million at December 31, 2002. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” both Nasdaq Europe S.A./N.V. and IndigoMarkets Ltd. are reflected as discontinued operations. The assets and liabilities of Nasdaq Europe and IndigoMarkets have been excluded from the respective captions in the consolidated balance sheets at December 31, 2002 and have been reported as separate line items.

Other assets totaled $15.5 million as of September 30, 2004 compared with $12.8 million at December 31, 2003, an increase of $2.7 million or 21.1%. Included in other assets primarily are deposits at clearing organizations and brokers, prepaid expenses and equity interest investments. At December 31, 2003, other assets decreased $19.0 million or 59.7% from $31.8 million at December 31, 2002. This decrease is primarily due to the reduction of our investment in Nasdaq LIFFE Markets due to the redemption of our interest in the Nasdaq LIFFE Markets joint venture on July 24, 2003.

Net property and equipment was $205.4 million as of September 30, 2004 compared with $243.0 million at December 31, 2003, a decrease of $37.6 million or 15.5%. Property and equipment includes land, buildings and improvements, data processing equipment and software, furniture, equipment and leasehold improvements. More than half of our property and equipment is data processing equipment and software, which is used to run The Nasdaq Stock Market. We apply Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” for accounting for internally developed software. SOP 98-1 requires that certain costs incurred in connection with developing or obtaining internal use software be capitalized. Under the provisions of the SOP 98-1, we capitalize internal and third-party costs incurred in connection with the development of internal use software. The decrease in net property and equipment is primarily due to recurring depreciation and early asset retirements. At December 31, 2003, net property and equipment decreased $85.7 million or 26.1% from $328.7 million at December 31, 2002. This decrease is primarily due to accelerated depreciation and write-offs of assets of non-core product lines and initiatives, which were eliminated and an impairment of the MarketSite Tower. During the fourth quarter of 2003, we recognized a $12.3 million impairment charge on the video wall on the MarketSite Tower at our Times Square, New York location, based on significant adverse change in the extent and manner in which the Tower portion of the MarketSite was used.

Goodwill was $141.7 million at September 30, 2004 an increase of 100.0% from December 31, 2003. This increase is due to the acquisition of Brut. The acquisition of Brut was accounted for under the purchase method and, accordingly, the excess purchase price over the fair value of the net assets acquired including identifiable intangible assets was recorded as goodwill. We did not finalize the allocation of the purchase price as of September 30, 2004. We expect future adjustments related to taxes and settlement of post-closing adjustments. However, these adjustments are not expected to be significant. At December 31, 2003, goodwill decreased $4.1 million or 100.0% from December 31, 2002. As a result of our strategic review, the goodwill related to the acquisition of Nasdaq Tools was considered impaired and written down to zero. Additional goodwill of $6.1 million related to Nasdaq Europe and is included in the non-current assets of discontinued operations line item on the consolidated balance sheets.

Other intangible assets were $42.4 million as of September 30, 2004 compared with $0.9 million at December 31, 2003, an increase of $41.5 million. This increase is primarily due to the acquisition of Brut. We identified $42.0 million of intangible assets for technology and customer relationships of $15.7 million and $26.3 million, respectively, with an estimated average useful life of 10.0 years. Also included in other intangible assets is a minimum pension liability, which is not subject to amortization pursuant to the provisions of SFAS No. 87 “Employer’s Accounting for Pensions”. At December 31, 2003, other intangible assets decreased $5.2 million or 85.2% from $6.1 million at December 31, 2002. Intangible assets related to the acquisition of Nasdaq Tools were considered impaired as a result of the strategic review.

Accounts payable and accrued expenses were $37.3 million as of September 30, 2004 compared with $30.0 million at December 31, 2003, an increase of $7.3 million or 24.3%. This increase in primarily due to additional accruals for Brut activity. At December 31, 2003, accounts payable and accrued expenses decreased $31.6 million or 51.3% from $61.6 million at December 31, 2002. The decrease is due to decreases in operating accruals as a result of our cost reductions and timing. The decreases in operating accruals are primarily due to decreases in expenses specifically in computer operations and contract services.

Accrued personnel costs were $45.9 million as of September 30, 2004 compared with $48.8 million at December 31, 2003, a decrease of $2.9 million or 5.9%. The decrease is primarily due to severance payments, partially offset by additional severance accruals for 146 eliminated positions in 2004. Severance payments relate to our strategic review as well as additional charges recorded during the nine months ended September 30, 2004. At December 31, 2003, accrued personnel costs increased $2.2 million or 4.7% from $46.6 million at December 31, 2002.

Deferred revenue totaled $174.8 million as of September 30, 2004 compared with $144.5 million at December 31, 2003, an increase of $30.3 million or 21.0%. Deferred revenue represents cash received and billed receivables for the Corporate Client Group, which are unearned until services are provided. Annual fees are recognized ratably over the following 12-month period. Initial listing and listing of additional shares fees are recognized on a straight-line basis over estimated service periods, which are six and four years, respectively, based on our historical listing experience. The increase in deferred revenue is due to our annual billings. The annual billings in January 2004 were approximately $90.4 million and approximately $67.9 million was recognized as revenue during the nine months ended September 30, 2004. At December 31, 2003, the entire annual billings amount was recognized. At December 31, 2003, deferred revenue decreased $22.2 million or 13.3% from $166.7 million at December 31, 2002. This decrease was due to the reduction of new initial public offerings and secondary offerings in 2003. In 2004, improved market conditions and consumer outlook continued to have a positive impact on the ability of companies to raise money in the equity markets in 2004. During the nine months ended September 30, 2004, there was higher activity for secondary offerings, other additional share activity and an increase in the number of new listings and initial public offerings.

Other accrued liabilities were $64.3 million as of September 30, 2004 compared with $76.0 million at December 31, 2003, a decrease of $11.7 million or 15.4%. Other accrued liabilities primarily include accruals recorded for our strategic review and amounts due UTP Plan revenue sharing participants. The decrease is primarily due to cash payments for strategic review accruals. At December 31, 2003, other accrued liabilities increased $36.0 million or 90.0% from $40.0 million at December 31, 2002. This increase is primarily due to accruals recorded for the elimination on non-core product lines, initiatives and severance. During 2003 and the nine months ended September 30, 2004, Nasdaq paid approximately $14.3 million and $11.8 million, respectively in cash related to these accruals.

Total obligation under capital lease was zero as of September 30, 2004 compared with $1.6 million at December 31, 2003, a decrease of $1.6 million or 100.0%. At December 31, 2003, total obligation under capital lease decreased $7.8 million or 83.0% from $9.4 million at December 31, 2002. During 2003, we renegotiated our capital lease and changed the estimated useful life of the related assets.

Liabilities of discontinued operations totaled $48.1 million at December 31, 2002. The assets and liabilities of Nasdaq Europe and IndigoMarkets have been excluded from the respective captions in the consolidated balance sheets at December 31, 2002 and have been reported as separate line items.

Net payables from related parties were $8.6 million as of September 30, 2004 compared with $13.9 million at December 31, 2003, a decrease of $5.3 million or 38.1%. Related party receivables and payables are the result of various transactions between us and our affiliates. Payables to related parties are comprised primarily of the regulation charge from NASD. NASD charges us for costs incurred related to Nasdaq market regulation and enforcement. Receivables from related parties are primarily attributable to costs incurred by Amex and funded by Nasdaq related to various Amex technology projects. The decrease in net payables from related parties is due to cash settlements with NASD and lower regulation costs. At December 31, 2003, net payables from related parties decreased $2.1 million or 13.1% from $16.0 million at December 31, 2002.

Senior notes were $25.0 million as of September 30, 2004 and December 31, 2003. At December 31, 2003, senior notes decreased $150.0 million or 85.7% from $175.0 million at December 31, 2002. This decrease is due to the repayment of our $150.0 million 5.83% senior notes due 2007 on September 30, 2003. In conjunction with our strategic review, we reassessed our capital needs and determined that we no longer needed the liquidity of these senior notes. We paid the holders of the senior notes $150.0 million in outstanding principal amount, accrued interest of $1.2 million and an aggregate make-whole payment of approximately $12.6 million (representing the net present value of future payments). We recorded a $13.2 million pre-tax charge in the third quarter of 2003 related to the redemption of the senior notes. We used funds from available cash and investments to finance the redemption.

Subordinated notes were $240.0 million as of September 30, 2004, December 31, 2003 and 2002. Long-term subordinated notes represent $240.0 million of 4.0% convertible subordinated notes due 2006. The annual 4.0% coupon is payable quarterly in arrears in cash and the subordinated notes are convertible at any time into an aggregate of 12.0 million shares of common stock at $20.0 per share, subject to adjustment, in general, for any stock split, dividend, combination, recapitalization or other similar event.

Accrued pension costs were $24.2 million as of September 30, 2004 compared with $26.8 million at December 31, 2003, a decrease of $2.6 million or 9.7%. Included in accrued pension costs is our defined-benefit pension plan that NASD sponsors for the benefit of its eligible employees and eligible employees of its subsidiaries. Also included in accrued pension costs is our Supplemental Executive Retirement Plan that up until November 1, 2003 was maintained by NASD for certain senior executives. On November 1, 2003, we formed our own Supplemental Executive Retirement Plan and transferred all amounts to this new plan. At December 31, 2003, accrued pension costs increased $3.2 million or 13.6% from $23.6 million at December 31, 2002.

Deferred tax liabilities were $35.3 million as of September 20, 3004 compared with $40.9 million at December 31, 2003, a decrease of $5.6 million or 13.7%. At December 31, 2003, the deferred tax liability decreased $8.3 million or 16.9% from $49.2 million at December 31, 2002. These decreases are due to a reduction in software development costs and capital expenditures in 2004 and 2003.

Other liabilities were $37.8 million as of September 30, 2004 compared with $35.5 million at December 31, 2003, an increase of $2.3 million or 6.5%. This increase is primarily due to a loss on sublease reserve recorded in the third quarter of 2004 for one of the floors at our headquarters in New York, New York. Partially offsetting this increase, were payments made for other subleased properties. At December 31, 2003, other liabilities increased $11.5 million or 47.9% from $24.0 million at December 31, 2002. This increase is primarily due to reserves recorded for the elimination on non-core product lines, initiatives and severance and sublease losses recorded for spaces we vacated in Rockville, Maryland and Jersey City, New Jersey. In the third quarter of 2004, we re-evaluated our decision to vacate the space in Rockville, Maryland and released the sublease loss reserve related to this property, net of rental payments.

Minority interests of discontinued operations totaled $6.5 million at December 31, 2002. The assets and liabilities including minority interests of Nasdaq Europe and IndigoMarkets have been excluded from the respective captions in the Consolidated Balance Sheets at December 31, 2002 and have been reported as separate line items.

Total stockholders’ equity was $157.1 million as of September 30, 2004 compared with $160.6 million at December 31, 2003, a decrease of $3.5 million or 2.2%. At December 31, 2003, total Stockholders’ Equity decreased $110.3 million or 40.7% from $270.9 million at December 31, 2002. This decrease is primarily due to a net loss of $105.5 million and preferred stock dividends declared of $8.3 million for the year ended December 31, 2003. Our Stockholders’ Equity is mainly comprised of common stock, Preferred Stock, common stock in Treasury and Retained Earnings.

Critical Accounting Policies

The following provides information about our critical accounting policies. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. These policies relate to revenue recognition, software costs, related party transactions and reserve for bad debts.

Revenue Recognition

Market Services revenues (65.1% of total revenues in 2003) are derived from Nasdaq Market Center and Nasdaq Market Services Subscription revenues. Nasdaq Market Center revenues are variable, based on service volumes, and recognized as transactions occur. Nasdaq Market Services Subscription revenues are based on the number of presentation devices in service and quotes delivered through those devices. Nasdaq Market Services Subscription revenues are recognized in the month that information is provided. These revenues are recorded net of amounts due under revenue sharing arrangements with market participants. Pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” execution revenues from transactions executed through Brut are recorded on a gross basis in revenues and expenses such as liquidity rebate payments are recorded in cost of revenues as Brut acts as principal. Our other transactions will continue to be reported net of the liquidity rebate as we do not act as principal. Issuer Services revenues (34.6% of total revenues in 2003) include Corporate Client Group revenues and Nasdaq Financial Products revenues. Corporate Client Group revenues include annual fees, initial listing fees and listing of additional shares fees. Effective January 1, 2000, Nasdaq adopted Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements.” Annual fees are recognized ratably over the following 12-month period. Initial listing and listing of additional shares fees are recognized on a straight-line basis over estimated service periods, which are six and four years, respectively, based on our historical listing experience. Prior to 2000, initial listing fees were recognized in the month listing occurred and listing of additional shares fees were recognized in the period the additional shares were issued. For Nasdaq Financial Products’ revenues, we receive license fees for our trademark licenses related to the QQQ and other financial products linked to Nasdaq indices issued in the United States and abroad. These revenues are recognized as earned.

Software Costs.    We capitalize and amortize significant purchased application software and operational software that are an integral part of computer hardware on the straight-line method over their estimated useful lives, generally two to seven years. We expense other purchased software as incurred.

We use Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” for accounting for internally developed software. SOP 98-1 requires that certain costs incurred in connection with developing or obtaining internal use software be capitalized. We capitalize internal and third party costs incurred in connection with the development of internal use software.

Related Party Transactions.    Related party receivables and payables are the result of various transactions between us and our affiliates. Payables to related parties are comprised primarily of the regulation charge from NASD. NASD charges us for costs incurred related to Nasdaq market regulation and enforcement. Support charges from NASD to us represent another component of payables to related parties. The support charge includes an allocation of a portion of NASD’s administrative expenses as well as NASD’s costs incurred to develop and maintain technology on our behalf. All related party transactions are currently charged at cost.

Receivables from related parties are primarily attributable to costs incurred by Amex and funded by us related to various Amex technology projects. The remaining portion of the receivable from related parties balance is related to cash disbursements funded by us on behalf of our affiliates.

We agreed to fund a portion of the necessary expenses related to the separation of software, hardware, and data under a plan to transition technology applications and support from Nasdaq to Amex. NASD originally integrated certain Nasdaq and Amex technology subsequent to the 1998 acquisition of Amex by NASD. The total estimated cost of the separation has been established at a maximum of $29.0 million, and was shared evenly between Nasdaq and NASD. In 2002 and 2001, we accrued $5.3 million and $9.2 million, respectively under this commitment, fulfilling our commitment. As of December 31, 2003, $9.5 million had been paid to Amex. The remaining commitment was paid in 2004.

Reserve for Bad Debts.    The reserve for bad debts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer’s inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. For all other customers, provisions for bad debts are made based on the length of time the receivable is past due and historical experience. As of December 31, 2003, for receivables past due 31-60 days, 61-90 days and over 90 days, the outstanding account balances are reserved for at 10%, 50% and 100% of the outstanding account balances, respectively. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to pay), our estimates of recoverability could be reduced by a material amount.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board issued an exposure draft of a proposed standard that, if adopted, will significantly change the accounting for employee stock options and other equity-based compensation. The proposed standards would require companies to expense the fair value of stock options on the grant date and would be effective at the beginning of our fiscal 2005. We will evaluate the requirements of the final standard, which is expected to be finalized in late 2004, to determine the impact on our results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risks of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates and equity prices. Our primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on our investment portfolio and outstanding debt. As of September 30, 2004, investments consist of fixed income instruments with an average duration of 1.07 years. Our primary investment objective in debt securities is to preserve principal while maximizing yields, without significantly increasing risk. Our outstanding debt obligations generally specify a fixed interest rate until May 2007 and a floating interest rate based on the lender’s cost of funds until maturity in 2012. These investment securities and outstanding debt are subject to interest rate risk and their fair values may fluctuate with changes in interest rates. Management does not believe that a 100 basis point fluctuation in market interest rates will have a material effect on the carrying value of our investment portfolio or outstanding debt as of September 30, 2004. We do not currently hedge these interest rates.

At September 30, 2004, we had no significant foreign currency exposure or related hedges. We periodically reevaluate our hedging policies and may choose to enter into future transactions.

We are exposed to credit risk from third parties, including customers, counterparties and clearing agents. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. In particular, our subsidiary, Brut, LLC, may be exposed to credit risk, due to the default of trading counterparties, in connection with the external routing and agency brokerage services Brut provides its customers. While we are not exposed to counterparty risk for trades executed on The Nasdaq Market Center, we are exposed to counterparty risk in connection with trades executed on or through the Brut ECN system (“Brut System Trades”), given that Brut, LLC acts as central counterparty for these trades. Brut System Trades in Nasdaq-listed securities and with broker-dealer clients are cleared by Brut, LLC as a member of the National Securities Clearing Corporation (“NSCC”). Brut System Trades routed to the NYSE and with non-broker-dealer customers are cleared by Merrill Lynch Professional Clearing Corporation pursuant to a clearing agreement. Pursuant to the rules of the NSCC and Brut’s clearing agreement, Brut is liable for any losses incurred due to a counterparty’s failure to satisfy its contractual obligations, either by making payment or delivering securities. Adverse movements in the prices of securities that are subject to these transactions can increase our credit risk. However, we believe that the risk of material loss is limited, as Brut customers are not permitted to trade on margin, NSCC rules limit counterparty risk on self-cleared transactions by establishing credit limit and capital deposit requirements for all brokers that clear with NSCC, and transactions with institutional customers are cleared only if the institutional customer delivers the appropriate securities or funds on the appropriate settlement date. Brut has never incurred a liability due to a customer’s failure to satisfy its contractual obligations as a counterparty to a Brut System Trade. Credit difficulties or insolvency or the perceived possibility of credit difficulties or insolvency of one or more larger or visible market participants could also result in market-wide credit difficulties or other market disruptions. We also have credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. Our potential exposure to credit losses on these transactions is represented by the receivable balances on our statement of financial condition. Our customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. Credit losses such as those described above could adversely affect our financial condition and operating results.

THE INDUSTRY

Market Models

The various markets that exist in the United States provide services ranging from trade execution to listing services and market data and information services. We provide all of these services and more, including services related to our financial products. Trade execution functions are provided by various markets in the United States for trading standardized financial instruments, including equities, futures and options. The principal market centers for buying and selling equity securities in the United States are The Nasdaq Stock Market, the national securities exchanges, including the NYSE and, to a lesser extent, the regional stock exchanges, and electronic communications networks or ECNs (sometimes referred to as alternative trading systems). These market centers employ different business models for displaying current bids, offers and orders for the purchase and sale of securities and for executing those bids, offers and orders against each other.

In addition to the trade execution function, The Nasdaq Stock Market and the national securities exchanges provide a market for issuers to list their securities for trading. Although the regional exchanges also provide a listing venue, the majority of the trading volume in equity securities executed on the regional exchanges is in Nasdaq- and NYSE-listed stocks pursuant to unlisted trading privileges. ECNs do not provide a listing venue for issuers. An issuer that meets the applicable listing requirements may list its securities for trading on The Nasdaq Stock Market and/or one or more of the national securities exchanges by filing an application with the relevant market center or centers (i.e., a primary listing). A national securities exchange may also list and trade securities that are already listed on another national securities exchange, or in certain circumstances, that are already registered with the SEC under the Securities Exchange Act of 1934, without application by the issuer (i.e., pursuant to unlisted trading privileges). The Nasdaq Stock Market and the NYSE are the principal listing venues for issuers in the United States.

Furthermore, The Nasdaq Stock Market and the national securities exchanges also collect, consolidate and sell trade information to vendors pursuant to the terms of various national market system plans. Information regarding the bids, offers and orders posted by market participants and information regarding price and volume for executed trades are reported by the market participants to The Nasdaq Stock Market (in the case of Nasdaq-listed securities) and the national securities exchanges (in the case of exchange-listed securities). They in turn consolidate the information and sell it to vendors, who then resell the information to market participants such as brokers and dealers and to the public. The revenues earned from the sale of this market data are shared by The Nasdaq Stock Market and the exchanges pursuant to the terms of the various national market system plans—the Consolidated Tape Plan (the “CTA Plan”) and the Consolidated Quotation Plan (the “CQ Plan”) in the case of exchange-listed securities, and the Nasdaq UTP Plan (the “UTP Plan”) in the case of Nasdaq-listed stocks. ECNs are required to report trades executed through their systems for incorporation into the consolidated market data, but are not eligible to receive a portion of the fees directly under the terms of the plans. Certain exchanges and markets, including Nasdaq, also sell proprietary trade, quote and other market information directly to market participants as well as vendors.

In recent years and as a result of regulatory changes, advances in technology, weak macroeconomic performance and poor performance by the financial markets, intense competition has fostered significant evolution in the manner in which participants in the financial services industry conduct their business and has also resulted in significant consolidation among companies engaging in financial market activities, particularly with respect to companies engaged in trading and market data functions. Many industry participants have attempted to become more cost efficient to maintain their competitive position. Moreover, industry participants have needed to develop more technologically advanced trading systems to meet the increasingly higher standards of customers in their need for speedy and flawless execution. Further, in the face of the lackluster performance of the financial markets from 2001 to 2003, many successful industry participants have sought to broaden their sources of revenues and increase their access to new pools of users for their services.

Market Industry Regulation

Virtually all facets of the operations of securities exchanges and markets are subject to the SEC’s oversight, as prescribed by the Exchange Act. As a result, exchanges and markets are subject to periodic and special examinations by the SEC. Exchanges and markets are potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. Securities exchanges and markets are also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make certain records available to the SEC for examination.

Section 19 of the Exchange Act also provides that securities exchanges and markets must submit proposed changes to any of the SRO rules, practices and procedures to the SEC. The SEC will typically publish proposals for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC’s action is designed to ensure that applicable SRO rules and procedures are consistent with the aims of the Exchange Act and its rules and regulations.

SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members.

The Nasdaq Stock Market

The Nasdaq Stock Market is a trusted brand name and is the primary listing venue for approximately 3,300 companies. It competes for listings for larger companies with the NYSE, and, in the case of smaller companies, to a lesser extent, with Amex. Pursuant to authority delegated to it by NASD, Nasdaq is also a participant in the national market system plans for collecting, consolidating and selling market data, and shares in the revenue generated from the sale of such information with the national securities exchanges. Nasdaq also licenses and markets Nasdaq-branded financial products and associated derivatives, products based on the Nasdaq-100 Index, including QQQ, an exchange traded fund. The QQQ is currently the most actively traded listed security in the United States.

The Nasdaq Market Center is a fully computerized, screen-based system that links over 250 competing market makers who commit capital and buy inventory to sell to market participants from their own account. The average Nasdaq-listed stock has over 20 market makers, who are required at all times to post their bid and offer prices into the Nasdaq Market Center, where such bids and offers can be reviewed and accessed for automatic execution by all market participants. In addition, the system provides a mechanism for broker-dealers (i.e., order entry firms) to post non-marketable limit orders for their own account and from their customers on an agency basis, thus further enhancing liquidity in the Nasdaq Market Center. Nasdaq provides a diverse source of services, including trade execution, listing services, market data and information services and services related to financial products.

Exchanges

Exchanges, such as the NYSE and Amex, use an auction process conducted on a physical trading floor. Unlike the competing market maker model used by The Nasdaq Stock Market, the exchanges generally assign a sole market maker or dealer, known as a specialist, to each security. Floor brokers, holding customer orders, enter a continuous auction conducted by the specialist assigned to the stock on the floor of the exchange. Specialists are obliged to maintain a fair and orderly market for a particular stock and act as both sole market maker (posting bid and offer quotations all the time) and auctioneer (trying to match orders of other customers sent to the exchange floor). Most exchanges offer a degree of automated trading for some orders. For example, the NYSE has recently submitted a rule proposal to the SEC allowing it to become a hybrid market, which would expand the availability of automatic execution throughout the marketplace. ArcaEx, the exclusive equities trading facility of the Pacific Exchange, operates essentially like an ECN, although it is registered as an exchange.

The NYSE, and to a lesser extent, Amex compete with The Nasdaq Stock Market for listings. The NYSE and Amex have approximately 2,800 and 700 listings, respectively. Most of the trading volume in equity securities is in Nasdaq- and NYSE-listed stocks. The exchanges also participate in the national market system plans for the collection, consolidation and dissemination of market data, and generally share in the revenue generated from the sale of such data. The NYSE is not a participant in the UTP Plan and does not share in the revenue generated from that plan.

ECNs

ECNs generally operate as electronic trading systems that automatically match buy and sell orders at specified prices. ECN customers, which are typically institutional investors, broker-dealers and market makers, can place trades with an ECN. When seeking to buy or sell securities, ECN customers typically use limit orders. ECNs post orders on their systems for other customers to view. The ECN will then automatically match orders for execution. Unlike market makers, who are required to buy and sell at all times, ECNs only match buy and sell orders that have been submitted to them by their customers.

ECNs do not provide a listing service for issuers. Rather, they trade securities listed on The Nasdaq Stock Market, the NYSE and Amex. Nor are ECNs participants in the national market system plans. Although they are required to report trades executed through their systems for incorporation into the consolidated market data, they are not participants and do not share directly in the market data revenue distributed through the plans to The Nasdaq Stock Market and the exchanges. ECNs may share indirectly in revenue sharing or profit sharing plans established by us or the regional exchanges. Currently, INET is the only independent ECN executing or reporting more than 5% of Nasdaq-listed securities.

The Trade Execution Function

Trading in Nasdaq-Listed Securities. Nasdaq-listed securities trade not just through the Nasdaq Market Center but also through other market centers such as ECNs and regional exchanges. Currently, Nasdaq-listed securities trade on or are reported to Amex, the Chicago Stock Exchange, the Boston Stock Exchange, the National Exchange, NASD’s Alternative Display Facility, and the Pacific Exchange. Competition among market centers for trading volume is intense because trading volume has become increasingly portable, with broker-dealers developing systems that quickly enable them to simultaneously view liquidity across all venues and to route orders to the destination offering the best price or execution service. Nasdaq generally generates fees for transaction execution services through a transaction execution charge, assessed on a per share basis to the party that accesses the liquidity (liquidity is the number and range of buy orders and sell orders available to Nasdaq’s market participants) provided by another market participant.

Nasdaq’s largest competitors for trading in Nasdaq-listed securities are the ECNs and ArcaEx, the exclusive equities trading facility of the Pacific Exchange. A key factor in the growth of this competition was the SEC’s adoption of the Order Handling Rules. These rules require a market maker to display to the entire marketplace the best bid or offer of all unexecuted customer limit orders held by that market maker priced at or better than that dealer’s current quote. Market makers could reflect these orders in their quote by communicating them as part of their quote to their exchange or national securities association (i.e., The Nasdaq Stock Market through NASD), or if the order were placed in an ECN, the ECN could provide the price directly to an exchange or association, which would then include the ECN information in the public quote. Shortly following the adoption of the order handling rules, the SEC adopted Regulation ATS in order to establish a regulatory framework for ECNs and to integrate them more fully into the national market system. Under Regulation ATS, an alternative trading system may, with certain limitations, choose to register as a broker-dealer or choose to register as an exchange. These rule changes led initially to a proliferation of ECNs and rapid growth in their trading volume. In 2003, 51.4% of the trading volume in Nasdaq-listed securities was conducted on ECNs, including 6.1% of trading volume through Brut ECN, which Nasdaq acquired in September of 2004. There were at one time as many as twelve ECNs in operation. More recently, however, there has been a consolidation of ECNs that has resulted in two principal ECNs operating today—Instinet and Brut (now operating as part of the Nasdaq Market Center).

With the increase in competition from ECNs, new trading technologies, and the change to decimals for quoting securities prices, spreads between what buyers are willing to pay and sellers are willing to sell a security for have narrowed considerably. As a result, while price is a paramount factor for broker-dealers when determining where to route orders for execution, the cost of execution is, in many instances, an increasingly important factor in such decisions.

Trading in Exchange-Listed Securities.    The majority of the trading volume in NYSE-listed securities is traded on the NYSE. However, Nasdaq also earns revenue based on its share of trading securities listed on the NYSE and Amex via the Nasdaq Market Center. In 2003, 79.5% of the trading volume in NYSE securities occurred on the NYSE and 13.1% was executed on the Nasdaq Market Center.

Nasdaq believes that certain efficiencies in its business model will enable it to increase its trading volume in NYSE-listed securities in the near term. By lowering its internal costs, Nasdaq can offer lower and more competitive fees. Furthermore, Nasdaq believes that specialist-based auction markets do not provide the same speed and execution accuracy as its electronic execution platform. Currently, trades executed through Nasdaq’s trading platform are completed up to 3.2 times faster than those executed on the NYSE, thereby giving Nasdaq Market Center participants greater assurance of execution.

Nasdaq may be hindered from increasing its market share in trading NYSE-listed securities due to regulatory limitations imposed by the “trade-through” rule of the Intermarket Trading System, which links the exchanges and markets. The “trade through” rule generally prohibits a market center from executing transactions in its own market if a better-priced buy or sell order is displayed in a competing market center such as the NYSE. Market centers must, instead, route the customer order through the Intermarket Trading System to the other market center in an attempt to execute against the better-priced order. Under current rules, a market center has between 30 seconds and two minutes to decide whether to execute orders routed from Nasdaq, during which time, the customer order routed from Nasdaq cannot be canceled. Nasdaq believes that the requirement to route orders through the Intermarket Trading System, and the time delay attendant to such routing, discourages some customers from trading NYSE-listed securities on Nasdaq.

Nasdaq’s strategy to increase its order flow in exchange-listed securities is consistent with its strategy to increase its order flow in Nasdaq listed securities, and includes implementing new product innovations, improving our routing capabilities, and maintaining its competitive pricing strategy.

The Listing Function

The Nasdaq Stock Market and the NYSE are the two primary listing venues for equity securities in the United States. Approximately 3,300 companies are currently listed on The Nasdaq Stock Market, compared to approximately 2,800 companies listed on the NYSE. In addition, approximately 700 companies are listed on Amex. ArcaEx, which was launched in March 2002 as the exclusive equities trading facility of the Pacific Exchange, recently announced plans to compete for issuer listings by promoting the benefits of listing on the Pacific Exchange.

There is substantial competition for listings from companies that are selling shares for the first time through an initial public offering. Of the 157 IPOs on U.S. equity markets during the first nine months of 2004, 104 or 66% of these IPOs chose to list on The Nasdaq Stock Market and raised approximately $10 billion in equity capital. The remainder listed on the NYSE or Amex.

Initial Public Offerings

	Year Ended December 31		Nine Months Ended September 30, 2004
	2002	2003
The Nasdaq Stock Market	46	54	104
NYSE	42	27	50
Amex	4	3	3

In addition to U.S. domestic companies, 337 non-U.S. companies were listed on The Nasdaq Stock Market as of September 30, 2004. The Nasdaq Stock Market is actively pursuing additional listings from non-U.S. companies and expects the number of such companies listed on The Nasdaq Stock Market to grow over the next several years.

There is also substantial competition among the markets to encourage companies to switch listing venues or to list on more than one venue. In January 2004, Nasdaq announced an initiative to allow NYSE-listed companies to list their stock both on The Nasdaq Stock Market and the NYSE. Since announcing this “dual- listing” service, several high profile NYSE-listed companies have dual-listings on The Nasdaq Stock Market.

The Market Data Function

In the 1970s, the U.S. Congress passed legislation, and the SEC adopted rules, to create a national market system that provides participants in U.S. equity securities markets with a consolidated stream of quotation and transaction information from The Nasdaq Stock Market and the exchanges. The Nasdaq Stock Market and the exchanges act jointly to collect and disseminate this information under national market system plans approved by the SEC. The price and transaction information collected under these national market system plans is sold for a fee to data vendors, who in turn sell the information to the public. These fees are referred to as “tape fees.” After costs are deducted, the tape fees are distributed among the participants in each of the national market system plans based on their transaction volume.

Market data for exchange-listed securities is consolidated through the CTA/CQ Plans and, as a member of these plans, Nasdaq shares in the revenue from the sale of market data related to transactions in exchange-listed securities. The UTP Plan was established to implement the national market system for Nasdaq-listed securities. These plans created securities information processors to consolidate information with respect to best bid and offer information and transactions, in order to increase information availability and thus create the opportunity for a more transparent and effective market. Under the UTP Plan, each participant can quote and trade any security listed on The Nasdaq Stock Market. The UTP Plan entitles these exchanges to a share of Nasdaq’s tape fee revenue, roughly proportional to such exchanges’ share of trading of Nasdaq-listed securities, as measured by share volume and number of trades.

Certain regional exchanges, such as the National Stock Exchange, have established programs to share the tape fee revenue they received under the UTP Plan with market participants that execute and/or report trades in Nasdaq-listed securities through their facilities, in order to increase their share of tape fee revenue. Nasdaq also implemented a program to share the tape fee revenue it earned from the UTP Plan. As a result of these actions, some ECNs and other market participants that internalized order flow began to report their trades through the exchanges, rather than through Nasdaq. This reduced the tape fee revenue Nasdaq received from the UTP Plan.

In July 2002, the SEC issued an order that abrogated the Nasdaq’s and the regional exchanges’ tape fee revenue sharing programs. The SEC’s action was in response to concerns about the effect of tape fee rebates on the accuracy of market data and the regulatory functions of self-regulatory organizations.

In order to increase its share of trading activity, in August 2003 Nasdaq filed with the SEC on an immediately effective basis, a new Nasdaq general revenue sharing program, which provides for sharing operating revenue, which is net revenue after expenses from all services that derive revenue from member trading and trade-reporting activity in Nasdaq-listed securities. Nasdaq began sharing revenues under the new program in January 2004. Nasdaq’s acquisition of Brut, which previously reported its quotes and trades to the Boston Stock Exchange, should increase Nasdaq tape fee revenue, as Brut now reports its quotes and trades to Nasdaq.

Nasdaq’s share of UTP Plan market data fees and tape fee revenue is directly tied to its share of trade executions and trade reports in Nasdaq-listed securities and trade executions in exchange-listed securities. Any success in Nasdaq’s previously discussed strategies to increase its market share will have a positive impact on its UTP Plan market data fees and tape fee revenue.

Recent Industry Developments

In February 2004, the SEC proposed Regulation NMS, which is designed to modernize the regulatory structure of the U.S. equity markets. Regulation NMS addresses the trade-through rule, intermarket access, market data and sub-penny pricing. Specifically, Regulation NMS would:

•	establish a uniform trade-through rule for all market centers that would, subject to certain exceptions, require self-regulatory organizations and exchanges to establish procedures to prevent trade execution at a price inferior to the national best bid or offer;

•	establish a uniform market access rule to promote non-discriminatory access to the best prices displayed by market centers, cap access fees at one-tenth of a cent per share per intermediary and two-tenths of a cent per share per trade, and restrict entry of quotations that lock or cross the quotations of other markets;

•	change the existing arrangements for collecting and allocating revenues derived from market data fees, authorize market centers to distribute their own additional data separate from other markets, and establish uniform standards for the terms of such distribution; and

•	prohibit market participants from accepting, ranking, or displaying orders, quotes, or indications of interest in a pricing increment less than a penny in national market system stocks, other than those with a share price below $1.00.

Under Regulation NMS, the potential modifications to the “trade through” rule include: (1) permitting certain “informed” investors to “opt out” of the application of the “trade through” rule; (2) permitting fast markets to ignore better-priced orders in slow markets within a certain amount of the national best bid and offer in a given stock; and (3) require self regulatory organizations to establish procedures designed to prevent trade throughs. We generally believe that the SEC’s review of the “trade through” rule and focus on electronic markets has positive elements for us as it will lead to a more electronic trading model, which is consistent with our strategy. However, it is unclear whether and, if so which, changes will be made to the trade-through rule and whether any such changes would impact the Nasdaq Market Center’s share of trading in NYSE-listed securities or Nasdaq-listed securities. In addition, Regulation NMS may lead to structural change in how securities trade and report, which are unknown and could have an adverse impact on our financial results or which could adversely affect our competitive position.

In addition, the SEC has recently proposed Regulation AL, a new regulation that would institute a set of rules for demutualized exchanges and securities associations that intend to list their own securities or those of an affiliate. If Regulation AL is adopted by the SEC after our proposed listing standards go into effect, we may have to alter our operations and business to comply with Regulation AL to the extent that Regulation AL supersedes our proposed listing standards.

The SEC published a concept release in November 2004 requesting public comment on the structure of the self-regulatory system, including alternative approaches to securities industry self-regulation. Certain of the approaches discussed by the SEC in the release call for a single SRO (the “Universal Regulator”) that would be responsible for all rules, for all markets and for all members. Under these models, all markets, both the Nasdaq and exchange markets, would be registered with the Universal Regulator and would not have any self-regulatory authority. Other models discussed by the SEC would significantly reduce or even eliminate securities industry self-regulation altogether.

Nasdaq’s ability to compete effectively in the future may be impacted by the provisions of Regulation NMS and Regulation AL, if approved by the SEC, and any changes resulting from the SEC’s concept release issued in November 2004.

BUSINESS

Overview

We are a leading provider of securities listing, trading, and information products and services. Our revenue sources are diverse and include revenues from transaction services, market data products and services, listing fees, and financial products. We operate The Nasdaq Stock Market, the largest stock-based equity securities market in the United States, both in terms of number of listed companies and traded share volume. As of September 30, 2004, we were home to 3,287 listed companies with a combined market capitalization of over $3.28 trillion. We also operate the Nasdaq Market Center, which provides our market participants with the ability to access, process, display and integrate orders and quotes in The Nasdaq Stock Market and other national stock exchanges. Transactions involving 227.9 billion and 368.6 billion equity securities were executed on or reported to our systems for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. We manage, operate and provide our products and services in two business segments, our Issuer Services segment and our Market Services segment.

Issuer Services.    Our Issuer Services segment includes our securities listings business and our financial products business. The companies listed on The Nasdaq Stock Market represent a diverse array of industries including information technology, financial services, healthcare, consumer products and industrials. There were 157 initial public offerings on U.S. equity markets for the first nine months of 2004, which reflects a significant increase in IPO activity compared with the full-year IPO activity for both 2003 and 2002, during which periods there were 84 and 92 IPOs, respectively. Of the 157 IPOs on U.S. equity markets through September 30, 2004, 104 or 66% chose to list on The Nasdaq Stock Market and they raised approximately $10 billion in equity capital. The percentage of IPOs on primary U.S. markets that have listed on The Nasdaq Stock Market has steadily increased from 50% during 2002 to 66% during the nine months ended September 30, 2004.

We also develop and license financial products and associated derivatives, including the QQQ, which is an ETF based on the Nasdaq-100 Index. The QQQ is the most actively traded ETF in the world and the most actively traded listed security in the United States. The listing of the QQQ was switched to The Nasdaq Stock Market on December 1, 2004. Our financial products business has also introduced products based on other Nasdaq indices, including the Nasdaq Composite Index and the Nasdaq Biotechnology Index. We believe that these products leverage, extend and enhance the Nasdaq brand. In addition, we generate revenues by licensing and listing third-party structured products and third-party sponsored ETFs.

Market Services.    Our Market Services segment includes our transaction-based business and our market information services business. The Nasdaq Market Center is our transaction-based platform that provides our market participants with the ability to access, process, display and integrate orders and quotes, which enabled our customers to trade over 7,800 equity securities as of September 30, 2004. The Nasdaq Market Center allows us to route and execute buy and sell orders as well as report transactions for Nasdaq-listed securities and those listed on national stock exchanges, including the NYSE and Amex. Trading activity of Nasdaq-listed securities increased for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Average daily share volume in Nasdaq-listed securities was 1.78 billion shares in the nine months ended September 30, 2004 compared to 1.66 billion shares in the nine months ended September 30, 2003, an increase of 7.2%.

We also generate revenues by providing varying levels of quote and trade information to market participants and to data vendors, who in turn sell subscriptions for this information to the public. Our systems enable vendors to gain direct access to our detailed order data, index information, mutual fund pricing information, and corporate action information on Nasdaq-listed securities.

To further grow our business and improve our product offerings, we acquired Brut, LLC, the owner and operator of the Brut ECN, from SunGard Data Systems Inc. in September 2004.

The Brut acquisition benefits our operations for various reasons. As a result of acquiring Brut:

•	we provide our Nasdaq Market Center customers with deeper pools of liquidity in Nasdaq-listed and exchange-listed securities by adding Brut’s liquidity to ours;

•	we expect to be able to apply Brut’s sophisticated order routing technology to all orders entered into the Nasdaq Market Center beginning in the first half of 2005;

•	we connect directly with a number of customers who did not historically access our system, including new customers such as retail broker-dealers, hedge funds and program trading desks;

•	in the first half of 2005, we expect that our customers will be able to access the order books of the Nasdaq Market Center and Brut, which effectively will be combined into a consolidated order book allowing our customers to obtain the best price, regardless of whether the trade was entered on the Nasdaq Market Center or Brut; and

•	we expect the Brut acquisition to generate synergies and to help further strengthen our operating margins and profitability.

Cost Reductions

We have taken significant steps to grow our business and enhance our competitive position, including developing fast, reliable and scalable systems, focusing on maintaining an efficient cost structure and pursuing a competitive pricing strategy for our products and services consistent with our regulatory obligations. Beginning in 2003, we performed a strategic review of our operations to develop a plan to focus our business and improve our profitability, margins and growth. In implementing our strategic plan, we have successfully reduced our technology costs, eliminated non-core products, scaled back our workforce, consolidated our real estate facilities and consolidated our operations. In addition, we are taking steps to exit certain low margin businesses, primarily relating to providing proprietary network connectivity to the Nasdaq Market Center. In 2003, we reduced total direct expenses by approximately $92.5 million or 15.8%, from $585.2 million to $492.7 million, as compared to 2002. In 2004, we have continued to implement operating efficiencies and have further reduced total direct expenses from continuing operations by approximately $62.8 million or 16.4%, from $383.5 million to $320.7 million for the first nine months in 2003 and 2004, respectively. During the first nine months of 2004, in connection with taking certain actions to improve our operational efficiency, we incurred expenses of approximately $37.1 million. Our results for the first nine months of 2003 include $10.2 million of similar expenses.

Some of the key steps we have taken to reduce our costs and expenses since 2002 include:

•	Reducing our computer operations and communications expenses from $136.7 million in 2002 to $125.6 in 2003, primarily through the renegotiation of contracts with significant suppliers and a reduction in the number of technology operating platforms that we support. For the first nine months of 2004, our computer operations and communications expenses were $81.3 million compared with $93.4 million for the same period in 2003;

•	Reducing our headcount from 1,275 at December 31, 2002 to 891 at September 30, 2004 (including 47 employees obtained as a result of the Brut acquisition);

•	Reducing the number of technology consultants we used from over 200 in 2002 to less than 40 through September 30, 2004;

•	Consolidating our real estate facilities from approximately 744,000 square feet as of December 2002 to approximately 527,500 square feet as of December 2004; and

•	Disposing of our interest in Nasdaq Deutschland (August 2003), IndigoMarkets (September 2003) and Nasdaq Europe (December 2003).

We believe that our actions have positioned us to compete aggressively in all aspects of our business, to continue improvement in profitability and to grow in future periods. If our revenue levels remain consistent with our historical revenue levels, we expect that our cost reduction efforts, if realized, could result in increases in margins and increases in net income as our expenses decrease. We plan to continue to rationalize our business activities and generate additional cost savings by managing our expense base and pursuing operating efficiencies.

Our Competitive Strengths

We believe our principal competitive strengths include:

Diverse Sources of Revenues.    Our revenue sources are diverse and include revenues from transaction services, market data product and services, listing fees, and financial products. This distinguishes us from most of our competitors, including ECNs and ArcaEx, the exclusive equities trading facility of the Pacific Exchange, who rely primarily on trading-volume-driven revenue. We believe that our diversity in revenue sources provides us with a competitive advantage. For the first nine months of 2004, we derived 58.6% of our revenues from our Market Services segment and 41.3% of our revenues from our Issuer Services segment. Our Issuer Services segment provides us with recurring revenue streams in the form of listing fees from issuers and licensing fees for products such as those based on the Nasdaq-100 Index, including QQQ. As part of our Market Services segment, we deliver real-time quote and trade data to investors through our extensive network of vendors.

Highly Liquid and Efficient Market.    We offer our customers a highly liquid and efficient market to execute transactions. Trade executions by the Nasdaq Market Center are extremely fast, typically within 0.7 seconds. We believe that our trade execution speeds are comparable to or faster than that of many of our competitors. Since our recent acquisition of Brut, the depth of liquidity available to our customers has significantly increased. The sophisticated order routing technology of Brut increases liquidity on the Nasdaq Market Center by routing additional orders to our systems. In addition, as a broker-dealer, Brut provides its customers with the ability to access liquidity from multiple third-party destinations. Market participants are more likely to get the best price for their orders when their orders are exposed to a larger number of buyers and sellers. We believe that the depth and liquidity that we offer benefits our existing customers as it attracts additional customers, who, in turn, provide further liquidity for our customers. We believe that increased liquidity also enhances the level of transparency that we are able to offer to professional and individual investors.

Strong Brand and Reputation.    We believe that we have built a trusted brand name among market participants, institutions and public companies. The Nasdaq Stock Market is recognized as a premier listing venue for stock-based equity securities. Some of the companies that list on our market include Apple, Amgen, Comcast, Dell, Google, Intel, Microsoft, Staples, Starbucks and Yahoo!. Our marketing, promotional and public relations activities are designed to further strengthen our brand and differentiate us from our competitors by presenting us as the market for growth companies and industry leaders and by promoting the unique services available to our listed companies.

Effective Use of Technology.    Our technology platforms are fast, reliable and scalable systems and we believe that their transaction speed throughput and reliability provides a competitive advantage. During 2003, we achieved 99.99% uptime for the Nasdaq Stock Market Center, which resulted in our execution platform being fully operational during regular trading hours for 2003 at all times except for an aggregate of approximately 10.5 minutes, and we achieved 100% uptime for our data feeds in 2003. For the first nine months of 2004, we achieved 99.99% uptime for the Nasdaq Stock Market Center, which resulted in our execution platform being fully operational for regular trading hours for the first nine months of 2004 at all times except for an aggregate of approximately 11.0 minutes. We also leverage our technology to provide innovative services that address the needs of the marketplace. For example, we recently implemented the Opening Cross and Closing Cross, which are centralized order facilities that determine a single price for the open and close of each security listed on The Nasdaq Stock Market. The Opening Cross and Closing Cross further establish us as the reference point for trading in Nasdaq-listed securities, which has drawn liquidity to our market at the opening and closing times and has the potential to draw additional liquidity to our market during the trading day. We continue to upgrade our technology while at the same time reducing costs by retiring our proprietary-based platforms and using considerably less expensive technology platforms that do not require significant customization.

Strong and Effective Regulation.    As the operator of a stock market and pursuant to delegated authority, we are charged by the SEC and U.S. securities laws with maintaining a fair and orderly market for the benefit of investors. We work to fulfill this obligation in several ways. First, we have arranged with NASD, a self-regulatory organization with over 60 years of experience, to provide regulatory oversight that is separated from our market operations. In addition, we operate a real-time market surveillance program to identify problems quickly for referral to NASD. We also maintain a compliance-monitoring and enforcement program with respect to our requirements for initial and continued listing, including all our corporate governance listing standards. We believe that our reputation for corporate governance and regulatory integrity benefits investors and strengthens the Nasdaq brand as well as attracting companies seeking to list their stock as part of their initial public offerings.

Strong and Innovative Management Team.    Our strong and dedicated management team, led by President and Chief Executive Officer Robert Greifeld, has extensive experience in equity markets and technology. Through their leadership, we have successfully focused our business and rapidly enhanced our competitive position. Our nine executive officers have an aggregate of approximately 140 years of experience in the financial services industry. We believe that our management team has demonstrated an ability to innovate and respond effectively to market opportunities.

Our Growth Strategy

We intend to grow our business by employing the following strategies:

Continue to Enhance our Competitive Position.    We believe that our average trade execution fee per share is the most competitive in the industry. We are committed to continue to streamline and enhance our systems to be able to develop new proprietary data products with fast time-to-market and flexible formats. We also pursue a competitive pricing strategy, which includes:

•	providing volume discounts for high-volume users of our trade execution services to encourage large market participants to use the Nasdaq Market Center; and

•	sharing profits from market services to create incentives for market participants to execute orders in the Nasdaq Market Center.

Our strategic plan to reduce costs has been successfully implemented and we are continuously reviewing our operations to identify additional opportunities for cost reduction consistent with our regulatory obligations. Many of our major technology and networking contracts have been favorably renegotiated to reduce our costs and we expect to negotiate additional cost reductions under these contracts in the future. Continuing to reduce our costs will allow us to maintain our pricing strategy and continue to strengthen our competitive position.

Continue Our Leadership in the Listings Business.    We intend to aggressively compete for new listings by continuing to capture a substantial portion of initial public offerings. Of the 157 IPOs on U.S. equity markets for the first nine months of September 30, 2004, 104 or 66% chose to list on The Nasdaq Stock Market and raised $10 billion in equity capital. We also intend to generate additional listings by persuading companies to switch to The Nasdaq Stock Market from other listing venues because listing fees and liquidity on our market compare favorably with those of other listing venues. As part of this strategy, in January 2004, we began a dual-listing program, which enables NYSE-listed companies to dually list their stocks on The Nasdaq Stock Market as well as the NYSE and waives Nasdaq’s listing fees for the initial year. Since January 2004, several high-profile companies have dual-listed and we continue to target additional companies about joining the program. We have also attracted listings from a growing number of foreign companies seeking to access U.S. capital markets, and we believe that significant opportunities exist to gain new listings from foreign companies. The addition of new listings (whether from initial public offerings or as a result of switches from another listing venue) will result in increases in our listings revenues and increases in the number of companies listed on The Nasdaq Stock Market and also has the potential to increase our quoting, reporting and trading revenues.

Pursue Strategic Acquisitions and Alliances.    In recent years, the securities trading industry has witnessed significant consolidation among market participants. We believe this trend will continue. We intend to pursue strategic acquisitions and alliances to strengthen our current business, enter new markets and advance our technology. We believe that the successful integration of Brut’s facilities and technology into our operations will demonstrate our ability to successfully execute our acquisition strategy. Over the next several years, we expect the Brut acquisition to generate synergies and to help further strengthen our operating margins and profitability. In addition to acquisitions, we may also pursue partnerships and commercial agreements to take advantage of potential changes in our industry.

Continue to Enhance Our Products and Services and Increase Our Penetration.    We will continue to enhance our existing products and services and to develop new products and services to meet the evolving demands of our customers in a dynamic marketplace while at the same time reducing our operating expenses. We will also aggressively seek to increase our share of trading in Nasdaq- and exchange-listed securities and broaden our customer base by enhancing the Nasdaq Market Center through price leadership, new product offerings (like the Opening Cross and Closing Cross) and through our acquisition of Brut. We have upgraded and expect to continue to upgrade our technology and our product offering while concurrently reducing our costs by retiring our older proprietary-based platforms and using considerably less expensive technology platforms that do not require significant customization.

Exchange Registration

In 2000, we applied with the SEC for registration as a national securities exchange. Exchange registration is a change in legal status for us as opposed to a change in the way we operate. We believe that we will benefit from exchange registration for the following reasons:

•	we will be able to separate Nasdaq from NASD thereby eliminating any potential conflicts of interest that could result with being controlled by our regulator;

•	we will be able to clearly establish our separate identity from NASD, a non-profit organization; and

•	we will no longer have to share revenue from certain proprietary products with certain other exchanges.

Because of the nature of the regulatory process and the variety of market structure issues that would have to be resolved across all markets, the registration process has been lengthy. There can be no assurance that exchange registration will occur or that the registration process will occur in a timely manner. For additional information regarding exchange registration, see “Relationship with NASD—Changes Upon Exchange Registration.”

Products and Services

We generate revenue from diverse sources, including transaction services, market data products and services, listing fees, and financial products, which distinguishes us from most of our competitors. We manage, operate and provide our products and services in two business segments, the Issuer Services segment and the Market Services segment.

Issuer Services

Our Issuer Services segment includes our securities listings business and our financial products business.

Securities Listing Business

We operate our securities listing business as the Corporate Client Group, which provides customer support services and products to Nasdaq-listed companies and is responsible for obtaining new listings on The Nasdaq Stock Market. More companies list on The Nasdaq Stock Market than any other U.S. market. The Nasdaq Stock Market has two tiers of listed companies: The Nasdaq National Market, which included 2,651 companies as of September 30, 2004, and The Nasdaq SmallCap Market, which included 636 smaller companies as of September 30, 2004. For the year ended December 31, 2003, 134 new companies listed on The Nasdaq Stock Market, with 97 listings on The Nasdaq National Market. For the nine months ended September 30, 2004, 188 new companies listed on The Nasdaq Stock Market, with 163 listings on The Nasdaq National Market. In addition, as of September 30, 2004 and December 31, 2003, there were 337 and 337 foreign companies, respectively, listed on The Nasdaq Stock Market.

The companies that list on The Nasdaq Stock Market operate in diverse industries. The following chart shows the percentage of Nasdaq-listed U.S. companies by industry as of December 31, 2003.

Percentage of Nasdaq-listed Companies by Industry

As of December 31, 2003, The Nasdaq Stock Market was home to a significantly higher percentage of U.S. publicly-listed companies in a number of industries compared to the NYSE and Amex as demonstrated in the chart below:

Percentage of Companies by Industry on The Nasdaq Stock Market, the NYSE and Amex

We aggressively pursue new listings from companies undergoing an initial public offering. The table below shows that we have secured more listings in the United States of companies making an initial public offering than any of our competitors within the past 3 years.

	Year ended December 31,		Nine months ended September 30, 2004
	2002	2003
Initial public offerings listed on The Nasdaq Stock Market	46	54	104
Percentage of initial public offerings on primary U.S. markets	50%	64%	66%
Capital raised by initial public offerings listed on The Nasdaq Stock Market (in billions)	$3.8	$6.2	$10.2

The continuing increase in The Nasdaq Stock Market’s percentage of U.S. initial public offerings during 2003 and the first nine months of 2004 reflects an improvement in general market and economic conditions, which has allowed more growth companies to access the public equity markets than in recent years. Over the past few years competition for new listings has come primarily from the NYSE.

After the initial listing, our Corporate Client Group provides customer support services, products and programs to Nasdaq-listed companies. See “—Sales, Support and Promotion.”

Since we announced an initiative to allow NYSE-listed issuers to dually list their stock on The Nasdaq Stock Market and the NYSE in January 2004, several high profile NYSE-listed companies have dual-listed with Nasdaq. The dual-listing initiative is not expected to have a material effect on listing revenues during 2004 because we have agreed to waive initial, annual and listing of additional shares fees for dually listed NYSE companies for one year. We continue to target additional companies about joining the dual-listing program. The dual-listing program is an important part of our strategy to convince NYSE-listed companies to switch and list exclusively on The Nasdaq Stock Market. We have also attracted listings from a growing number of foreign companies seeking to access U.S. capital markets, and we believe that significant opportunities exist to gain new listings from foreign companies. As of September 30, 2004, there were 337 foreign companies listed on The Nasdaq Stock Market. The addition of new listings (whether from initial public offerings or as a result of switches from another listing venue) will result in an increase in our listings revenues and has the potential to increase our quoting, reporting and trading revenues.

While we aggressively pursue new listings on The Nasdaq Stock Market, some companies cease listing with us for several reasons. For the nine months ended September 30, 2004 and the year ended December 31, 2003, 234 and 460 companies ceased listing on The Nasdaq Stock Market, respectively. Companies cease being listed on The Nasdaq Stock Market primarily due to failing to meet our listing standards and as a result of the consolidation of listings due to business combinations and to a lesser extent as a result of companies switching their listing to another listing venue. Delistings of issuers listed on The Nasdaq Stock Market during the first nine months of 2004 have declined by 35.7% compared with the comparable period in 2003 because of improved market conditions and the expiration in 2003 of a waiver to the minimum bid price listing requirement following September 11, 2001.

Financial Products Business

We develop and license Nasdaq-branded financial products and associated derivatives as part of Nasdaq Financial Products, including the QQQ, an ETF based on the Nasdaq-100 Index that is the most actively traded, listed security in the United States. We believe that these products leverage, extend and enhance the Nasdaq brand. We have also introduced products based on other Nasdaq indices, such as the Nasdaq Composite Index and the Nasdaq Biotechnology Index. In addition to generating licensing revenues for us, these products, particularly ETFs, can lead to increased investments in companies listed on The Nasdaq Stock Market, which enhances our ability to attract new listings. ETFs are investment companies organized to track an index and allow for open market trading. We develop these financial products and promote the listing of these and other third party sponsored ETFs and structured products.

We launched the Nasdaq-100 Index in January 1985. The Nasdaq-100 Index includes the top 100 non-financial companies listed on The Nasdaq Stock Market. As of September 30, 2004, it was the benchmark for approximately 30 domestic and international mutual funds. A structured investment product is a specialized security designed to respond to specific investment objectives, such as risk reduction, leverage or diversification of current investments or tax management.

The Nasdaq-100 Index Tracking Stock, the ETF based on the Nasdaq-100 Index, began trading in 1999. In addition, there are Nasdaq-100 Index futures and options on Nasdaq-100 Index futures traded on the Chicago Mercantile Exchange. On December 1, 2004, QQQ switched its listing venue to The Nasdaq Stock Market under the ticker symbol QQQQ from Amex. As discussed in “Market Services,” as a result of QQQ becoming a Nasdaq-listed security, we believe that there may be an increase in the total number of shares traded in Nasdaq-listed securities, there may be an increase in the total number of trades reported to the Nasdaq Market Center, and the percentage of trades reported in Nasdaq-listed securities to the Nasdaq Market Center may decline.

For the year ended December 31, 2003, QQQ’s average daily trading volume was 77.5 million shares and its average daily dollar volume was approximately $2.4 billion. For the nine months ended September 30, 2004, QQQ’s average daily trading volume was 99.5 million shares and its average daily dollar volume was approximately $3.6 billion. QQQ is the most actively traded ETF in the world and the most actively traded listed equity security in the United States. As of September 30, 2004, the QQQ trust had issued approximately 580.15 million shares and assets under management had reached $20.4 billion.

We have licensed to major stock markets in the United States the right to use our trademarks in connection with trading QQQ under the UTP Plan. Every major options market in the United States also licenses from us the right to use our trademarks to trade the equity options on QQQ. We receive license fees for our trademark licenses that vary by product based on assets or number or underlying dollar value of contracts issued. In addition to license fees, we are reimbursed by the QQQ trust for marketing activities designed to promote the trust.

We have been working towards expanding the number of financial products linked to the Nasdaq Composite Index. In October 2003, the Fidelity Nasdaq Composite Index Tracking Stock, or ONEQ, was listed on The Nasdaq Stock Market. ONEQ is an ETF based on the Nasdaq Composite Index used under license by FMR Corp., which owns Fidelity Investments. We also license other Nasdaq Composite derivative products including futures, options and structured products.

Market Services

Our Market Services segment includes our transaction-based business and our market information services business. Such services include:

•	The Nasdaq Market Center

•	Trade execution services;

•	Trade reporting services; and

•	Access services.

•	Market Information Services

•	Securities Information Processor and tape fee revenues; and

•	Proprietary data products.

The Nasdaq Market Center

The Nasdaq Market Center is our transaction-based platform that provides our market participants with the ability to access, process, display and integrate orders and quotes in The Nasdaq Stock Market. The Nasdaq Market Center also allows us to route and execute buy and sell orders as well as to report transactions for 7,800 equity securities consisting of Nasdaq-listed securities and securities listed on national stock exchanges, including the NYSE and Amex. Our market participants include market makers, broker-dealers operating as ECNs, registered stock exchanges and other broker-dealers. We provide these quoting, trading, and trade reporting services for Nasdaq-listed securities and securities authorized for trading on the OTC Bulletin Board as well as exchange-listed securities.

Trade Execution Services.    Using the Nasdaq Market Center, as of September 30, 2004, our market participants could trade over 7,800 equity securities, including Nasdaq-listed securities, securities listed on other exchanges, and exchange traded funds. We believe that the speed of our technology platform provides a fast and fair marketplace.

Services.    We provide market participants with the ability to access, process, display and integrate orders and quotes in The Nasdaq Stock Market. Specifically, the Nasdaq Market Center:

•	Provides a comprehensive display of the interest by our market participants at the highest price a participant is willing to buy a security (best bid) and also the lowest price a participant is willing to sell that security (best offer);

•	Provides subscribers quotes, orders and total anonymous interest at every price level in the Nasdaq Market Center for Nasdaq-listed securities and critical data for the Opening Cross and Closing Cross; and

•	Provides anonymity to market participants, i.e., participants do not know the identity of the firm displaying the order unless that firm chooses to reveal its identity, which can contribute to improved pricing for securities by reducing the potential market impact that transactions by certain investors whose trading activity, if known, may influence others.

Revenues.    Our execution services generate revenues from:

•	Transaction execution charges, which are charges assessed on a per share basis to the party that accesses the liquidity provided by another market participant. In most circumstances, we credit a portion of the per share execution charge as a rebate to the market participant that provides the liquidity (liquidity is the number and range of buy and sell orders available to our market participants). These charges represent our primary fee for execution services; and

•	We also earn revenue based on our share of tape fees for the trading of securities listed on the NYSE and Amex.

In September 2004, we acquired Brut from SunGard Data Systems, Inc. for $190.0 million, subject to certain post-closing adjustments. The Brut acquisition benefits our operations for various reasons. As a result of acquiring Brut:

•	we provide our Nasdaq Market Center customers with deeper pools of liquidity in Nasdaq-listed and exchange-listed securities by adding Brut’s liquidity to ours;

•	we expect to be able to apply Brut’s sophisticated order routing technology to all orders entered into the Nasdaq Market Center beginning in the first half of 2005;

•	we connect directly with a number of customers who did not historically access our system, including new customers such as retail broker-dealers, hedge funds and program trading desks;

•	in the first half of 2005, we expect that our customers will be able to access the order books of the Nasdaq Market Center and Brut, which effectively will be combined into a consolidated order book allowing our customers to obtain the best price, regardless of whether the trade was entered on the Nasdaq Market Center or Brut; and

•	we expect the Brut acquisition to generate synergies and to help further strengthen our operating margins and profitability.

To enhance market transparency, we introduced the Opening Cross and Closing Cross in 2004. The Opening Cross is a new process for pre-market open trading and price discovery consisting of a centralized order facility that provides market participants and investors with a highly transparent and accurate opening price in Nasdaq-listed securities. Similarly, the Closing Cross is a centralized order facility that provides an orderly market close for Nasdaq-listed securities. These facilities bring together buy and sell interest in Nasdaq-listed securities and execute all shares for each stock at a single price, one that reflects the true supply and demand for the securities at the respective open or close of trading. Previously, our open and closing price for a particular stock was the first and last transaction in the stock, respectively, regardless of size of the order or how much this transaction moved the stock price. Certain sponsors of stock indices, including the sponsors of the Russell, Dow Jones, and Standard & Poors indexes, currently utilize the Closing Cross as a reference price for their stock indices and we expect others to follow. We believe that creating opening and closing prices that are the result of bringing together all significant orders ensures that our official opening and closing prices are tradable, accessible, and indicative of the deep liquidity in the market.

Trade Reporting Services.    All registered stock exchanges and securities associations are required to establish a transaction reporting plan for the central collection of price and volume information concerning trades executed in those markets. We provide three primary revenue-generating reporting services:

•	Trade reporting—Currently, we do not charge market participants to report trades to us. We do, however, earn revenues for trades reported to us in the form of shared market information revenues under the UTP Plan. The majority of trades reported to us are orders that broker-dealers have matched internally, or internalized, are submitted to us for reporting purposes only and are reported to the Securities Information Processor as part of the UTP Plan;

•	Trade comparison—We also generate revenues by providing trade comparison to our market participants by matching and locking-in the two market participants to a trade that they have submitted to us for comparison; and

•	Risk management—We provide clearing firms with risk management services to assist them in monitoring their exposure to their correspondent brokers.

Access Services to Our Trading Platform.    We provide our market participants with several alternatives for accessing the Nasdaq Market Center for a fee. Some of the access services that we have historically provided are low margin businesses, which we are taking steps to exit. By shifting connectivity to the Nasdaq Market Center from proprietary networks to third-party networks, we have significantly reduced our technology and network costs and increased our systems’ scalability without affecting performance or reliability.

The Nasdaq Market Center may be accessed using our Financial Information Exchange (“FIX”) product that uses the FIX protocol, a standard method of financial communication between trading firms and vendors, which enables firms to leverage their existing FIX technology with cost-effective connections to us. We are developing QIX, a derivative of FIX, to be a new proprietary programming interface that will provide a more streamlined, cost-effective and efficient protocol for our users with expanded functionality, including price quotations. As part of QIX and FIX, individual market participants will be responsible for directly maintaining connectivity to the Nasdaq Market Center. Market participants may also access the Nasdaq Market Center using Computer-to-Computer interface, which allows market participants to enter transactions directly from their computer systems to our computer systems. Many small order-entry and market making firms access the Nasdaq Market Center using our Internet browser-based access method, Workstation Weblink, which provides small firms with a low-cost option for performing basic trade reporting and risk management functions as well as order routing. Finally, market participants may access the Nasdaq Market Center using our software application Nasdaq Workstation II or our application program interface. Both Nasdaq Workstation II and our application program interface are slated for retirement by the end of 2005 and all current market participants will be migrated to one of the other access methods. We are migrating users away from Nasdaq Workstation II in part because we are exiting the low-margin business of providing proprietary network connectivity to the Nasdaq Market Center.

Market Information

We provide varying levels of quote and trade information to market participants and to data vendors, who in turn sell subscriptions for this information to the public as part of our Nasdaq Market Services Subscriptions business. We collect information, distribute it and earn revenues in different roles. Recently, the QQQ switched its listing venue to The Nasdaq Stock Market. As a result of QQQ becoming a Nasdaq-listed security, we believe that there may be an increase in the total number of shares traded in Nasdaq-listed securities, there may be an increase in the total number of trades reported to the Nasdaq Market Center, and the percentage of trades reported in Nasdaq-listed securities to the Nasdaq Market Center may decline.

We operate as the exclusive Securities Information Processor as part of the UTP Plan for the collection and dissemination of the best bid and offer information and last transaction information from the exchanges and markets that quote and trade in Nasdaq-listed securities. We do not generate any profits from our role as the Securities Information Processor. In our role as the Securities Information Processor, we collect and disseminate quotation and last sale information for all transactions in Nasdaq-listed securities whether on The Nasdaq Stock Market or on other exchanges. We sell this information to data vendors, which the data vendors then sell to the public. After deducting certain costs associated with acting as an exclusive Securities Information Processor, we distribute the tape fees to the respective UTP Plan participants, including us, based on a combination of the participants’ respective trade volume and share volume.

In addition, all Nasdaq Market Center trades in exchange-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and Amex-listed securities.

Our market participants have real-time access to quote and trade data. Interested parties that are not direct market participants in The Nasdaq Stock Market also can receive real-time quote and trade information through a number of proprietary products that we offer. We have expanded our ability to offer market data to market participants that choose to display trading interest on the Nasdaq Market Center that goes beyond the best bid and offer information. We offer a range of proprietary data products including TotalView, our flagship market depth quote product. TotalView shows subscribers quotes, orders and total anonymous interest at every price level in the Nasdaq Market Center for Nasdaq-listed securities and critical data for the Opening Cross and Closing Cross. TotalView is offered through distributors to professional subscribers for a monthly fee per terminal and to non-professional subscribers for a lower monthly fee per terminal. In addition, we charge the distributor a monthly distributor fee.

We operate several other proprietary services and data feed products, which include:

•	the Mutual Fund Quotation Service, a listing service for over 20,000 mutual funds, money market funds and unit investment trusts that supports fund data, including net asset values, and capital gains and dividend income distribution and provides print and electronic media exposure for the funds;

•	the Mutual Fund Dissemination Service, a service that facilitates the real-time and end-of-day recap dissemination of all mutual fund pricing information and is used by data vendors and media to receive complete net asset value data on funds listed with us;

•	Nasdaq.com, a leading financial website for the investor community that generates revenue from advertising and product sales;

•	NasdaqTrader.com, a financial website that provides broker-dealers and market data venders with information and data regarding our corporate initiatives (such as Open and Closing Crosses) and other products and services for a monthly subscription fee;

•	Nasdaq Index Dissemination service, a real-time data feed that carries the values for a number of broad-based and sector indices and ETFs.

Sales, Support and Promotion

Our marketing, promotional and public relations activities are designed to further strengthen our brand and differentiate us from our competitors by presenting us as the market for growth companies and companies that are industry leaders and by promoting the unique services available to our listed companies. We have a national television advertising campaign that highlights the success of leading issuers on our market. We believe that this campaign effectively raises awareness and recognition of the Nasdaq brand. This campaign has been very effective and we intend to continue running these advertisements. In addition, QQQ has a national advertising campaign, which is separate from ours, that demonstrates the success of the issuers included in the Nasdaq-100 Index. Although the QQQ’s advertising campaign aims to increase interest in the QQQ, we believe that increased awareness and recognition of the QQQ raises awareness and recognition of Nasdaq at no cost to us. We also have a national advertising campaign to generate interest and awareness for the trade execution on the Nasdaq Market Center. We do not expect to change the amount of resources that we allocate to sales, support and promotion on an annual basis.

In 1999, we launched the current Nasdaq MarketSite in Times Square, New York City. The Nasdaq MarketSite is a full service television studio composed of camera locations and monitors and processors. We also use the MarketSite to conduct press conferences, issuer product releases, and listing ceremonies where issuers open the day’s trading.

Our websites, Nasdaq.com and NasdaqTrader.com, also promote the Nasdaq brand and reinforce Nasdaq as a stock market leader. Nasdaq.com, which has 150 million page views per month, is a leading financial website for the investor community that communicates key Nasdaq messages. NasdaqTrader.com, which has 4 million page views per month, provides broker-dealers and market data vendors with information.

We believe that providing our customers with superior service differentiates us from our competitors. For example, after the initial listing, we provide customer support services, products and programs to Nasdaq-listed companies. Our issuer services include access to our Market Intelligence Desk, which consists of a team of market professionals, all working to keep Nasdaq-listed companies on top of the market with up-to-the-minute trading analysis and market information. We also provide our listed companies with Nasdaq Corporate Services Network, which provides our issuers with a suite of services including risk management, stock surveillance, corporate governance and investor communications.

Executives of Nasdaq-listed companies are also invited to participate in a variety of programs on a wide range of topics, such as industry sector-specific seminars and investor relation forums. These issuers services have been designed to help management of our listed companies make better equity management decisions.

Each Nasdaq-listed company is assigned a director who oversees the listed company’s relationship with us. A schedule of calls and visits along with invitations to various industry and market forums are used to enhance customer satisfaction, keep companies informed of new developments at Nasdaq and discuss the benefits of a listing on The Nasdaq Stock Market. We also have created a program to educate investment bankers, capital market dealers, institutional investors and other constituencies that influence listing decisions.

Technology

Over the past two years, we have reduced our technology costs, consistent with our regulatory obligations, by migrating to fewer, less expensive technology platforms, introducing less expensive network solutions, and by reducing our workforce. We use state-of-the-art computer networking and information technologies, which we believe continues to distinguish us from other U.S. securities markets. Using technology, we eliminate the need for a physical trading floor and enable qualified investors across the country to compete freely with one another in a screen-based environment by placing their orders through broker-dealers for execution in the Nasdaq Market Center.

The Nasdaq Market Center systems are located in a processing complex in Trumbull, Connecticut. The systems have handled trade volume of over three billion shares daily and over 19,600 transactions per second and are designed to maximize transaction reliability and network security across each of the most critical system services that comprise The Nasdaq Stock Market. In addition, these systems currently have reserve capacity to handle far greater levels of activity, including the ability to handle trade volume exceeding five billion shares daily. To maximize reliability, we have developed a backup system in the event the primary systems are unable to perform.

Market data from our quote and trade execution systems are transferred via high-speed communications links to a market data repository and are available for real-time analysis, historical analysis, market surveillance and regulation, and data mining. The information is provided to applications and users through relational database, higher-level access facilities and Internet applications.

Competition

The equity securities markets are intensely competitive and we expect to remain one of the leaders in each of our principal businesses. We compete based on a number of factors, including the quality of our technological and regulatory infrastructure, total transaction costs, the depth and breadth of our markets, the quality of our value-added customer services, reputation and price.

Market Services

Our core trading services provide access to The Nasdaq Stock Market; execution services, such as quoting and trading capabilities; and reporting services, such as trade reporting and risk management. We expect to face competition from a number of different sources in providing these services including:

•	ECNs, which have consolidated to form large transaction service providers, particularly in the execution of Nasdaq-listed securities. In addition, if ECNs obtain registration as exchanges, they will compete for market data services, and potentially, for listings;

•	Competing regional stock exchanges, which are attracting trading activity and trade reports previously submitted to Nasdaq, and NASD’s Alternate Display Facility, which provides an alternative quotation and trade reporting venue. In addition, competing stock exchanges are permitted by the SEC to regulate trading in their markets at a lower cost than us;

•	The NYSE and Amex as well as ECNs as we seek to increase our share of trading in exchange-listed securities; and

•	Companies that could provide trading services for products and services, including software companies, information and media companies and other companies that are not currently in the securities business.

To address competitive concerns, we have enhanced our technology and the services we provide to our market participants. We have also reduced the number of technology platforms that we offer, thereby lowering data center and network costs, eliminated non-core businesses and reduced our work force so that we can offer market participants some of the most competitive prices in the industry. We believe that our average trade execution fee per share is the most competitive in the industry. For each component of the Nasdaq Market Center, we have attempted to make pricing more attractive in order to retain usage of our services. We have also actively marketed ourselves to ECNs to induce participation in our systems.

We seek to improve our competitive position by enhancing the functionality of the Nasdaq Market Center and related products. We also believe that we have enhanced our competitive position through our acquisition of Brut ECN. Brut was acquired to deepen our pool of liquidity, enhance our competitive positioning and enable our customers to access multiple third-party destinations not previously available through our systems.

Our market services subscription revenues are under competitive threat from other securities exchanges that trade Nasdaq-listed securities, including the established regional exchanges and NASD’s Alternative Display Facility. Current SEC regulations permit these regional exchanges and NASD’s Alternative Display Facility to quote and trade certain securities that are not listed on a national securities exchange, including Nasdaq-listed securities. Nasdaq’s UTP Plan entitles these exchanges and NASD’s Alternate Display Facility to a share of UTP Plan tape fees, in proportion to such exchange’s share of trading as measured by share volume and number of trades. Participants in the UTP Plan have used tape fee revenues to establish payment for order flow arrangements with their members and customers. In January 2004, we implemented a new tiered pricing structure and the Nasdaq general revenue sharing program, which provides incentives for quoting market participants to send orders and report trades to the Nasdaq Market Center. To remain competitive, our trade reporting fees or tape fee sharing may be adjusted in the future to respond to competitive pressures.

ArcaEx, which is operated by Archipelago Holdings, Inc., once quoted and reported its trades to us. As the current facility of the Pacific Exchange, ArcaEx now quotes and reports certain of its trades to the Pacific Exchange and is able to participate in the consolidation, dissemination and sale of market data through the Pacific Exchange. Another of our competitors, INET, which is an ECN, has applied for exchange registration and has expressed interest in becoming a UTP Plan participant. INET would be eligible for a share of the UTP Plan tape fees generated by the sale of our market information products. New UTP Plan participants may also reduce their use of our systems.

We are also responding aggressively to competition by updating and innovating new data products to provide market participants with increased functionality and new and more extensive market information.

Issuer Services

Listings.    We compete primarily with the NYSE for larger company listings on The Nasdaq National Market. Our listing fees are competitive for companies of all sizes and are significantly lower for larger capitalization companies than those of our primary competitor for listings of this size. We compete for new listings in a company’s initial public offering as well as for companies to change their listing venue from an exchange to The Nasdaq Stock Market. Prior to 2003, the NYSE rules made it very difficult for companies to voluntarily delist from the NYSE. In January 2004, we announced an initiative to allow NYSE-listed issuers to dually list their stock on The Nasdaq Stock Market and the NYSE. Since the announcement of this initiative, several NYSE-listed companies have dual-listed with Nasdaq. While we have agreed to waive our listing fees for one year, we believe that the dual-listing program will enhance competition, thereby benefiting investors, and has the potential to generate revenues for us from listing fees in subsequent years and from a possible increase in the trading of these stocks through our systems. We continue to target additional companies about joining the dual- listing program. We believe that our dual-listing program is an important part of our strategy to convince NYSE-listed companies to switch and list exclusively on The Nasdaq Stock Market. In addition to our dual-

listing program, we continue to target companies about changing their listing venue from the NYSE to The Nasdaq Stock Market.

Financial Products.    Nasdaq-sponsored financial products are subject to intense competition from other ETFs, derivatives and structured products as investment alternatives. The source of this competition is not only large ETF family sponsors, but also, increasingly, from other mutual fund sponsors originating ETFs. Likewise, The Nasdaq Stock Market is subject to intense competition for the listing of these products from other exchanges. The indices on which these products are based face competition from other indices which can be considered competitive with Nasdaq indices. For example, there are a number of indices that aim to track the technology sector and may from time to time have a high degree of correlation with the Nasdaq-100 Index and Nasdaq Composite Index. We, as a new product innovator, face competition among other investment banks, markets or other product developers in designing products that meet investor needs.

Employees

As of September 30, 2004, we had approximately 891 employees (including 47 employees we acquired through the Brut acquisition). Since we began operating as a for-profit company in June 28, 2000, we have reduced our workforce considerably. As of December 31, 2002, we had 1,275 employees. Accordingly, from December 31, 2002 through September 30, 2004 we had an approximate 30% workforce reduction.

None of our employees is subject to collective bargaining agreements or is represented by a union. We consider our relationship with our employees to be good.

Legal Proceedings

We are not currently a party to any litigation that we believes could have a material adverse effect on our business, financial condition, or operating results. However, from time to time, we have been threatened with, or named as a defendant, in lawsuits.

REGULATION

Federal securities laws establish a two-tiered system for the regulation of securities markets, market participants and listed companies. The SEC occupies the first tier and has primary responsibility for enforcing federal securities laws. Self-regulatory organizations or SROs, which are non-governmental organizations, occupy the second tier. Self-regulatory organizations are registered with the SEC and are subject to the SEC’s extensive regulation and oversight. NASD is an SRO. We operate pursuant to delegated authority under NASD’s SRO registration. This regulatory framework applies to our business in the following ways:

•	regulation of The Nasdaq Stock Market; and

•	regulation of our broker-dealer subsidiary, Brut, LLC.

The rules and regulations that apply to our business are focused primarily on safeguarding the integrity of the securities markets and of market participants and investors generally. While we believe that regulation improves the quality of The Nasdaq Stock Market and, therefore, our company, these rules and regulations are not focused on the protection of our stockholders. Federal securities laws and the rules that govern our operations are subject to frequent change. Any subsequent change in law or regulation, or changes in the interpretation or enforcement of existing laws or regulations may adversely affect our business, financial conditions and operating results.

SEC and Self-Regulatory Organization Regulation

As the operator of a securities market, virtually all facets of our operations are subject to the SEC’s oversight, as prescribed by the Exchange Act and we are subject to periodic and special examinations by the SEC. We also are potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. We have been subject to a number of routine reviews and inspections by the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business. We are also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make certain records available to the SEC for examination.

Section 19 of the Exchange Act also provides that we must submit proposed changes to any of the SRO rules, practices and procedures, including revisions of our certificate of incorporation and by-laws, to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC’s action is designed to ensure that applicable SRO rules and procedures are consistent with the aims of the Exchange Act and its rules and regulations. If the SEC disapproves a proposal that we have submitted, it could have an adverse impact on our business, financial condition and operating results. In addition, pursuant to the requirements of the Exchange Act, we must file all proposals for a change in our pricing structure with the SEC.

Unless and until our exchange registration application is granted by the SEC, our authority to operate The Nasdaq Stock Market is delegated to us pursuant to the Delegation Plan by NASD. SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members.

NASD is currently responsible for the regulation of the trading activity on The Nasdaq Stock Market as well as other segments of the over-the-counter market. Nasdaq has a limited role in conducting real-time market monitoring through its MarketWatch department. This department, among other things, monitors for trades whose prices are away from the current market and initiates trading halts as necessary. Suspicious trading behavior discovered by MarketWatch staff and all other Nasdaq employees is referred to NASD for further investigation. NASD also performs the market surveillance functions of Nasdaq. We will seek to preserve this regulatory separation if exchange registration is granted to us.

We have certain additional regulatory functions related to companies listed on The Nasdaq Stock Market that are handled by our Listing Qualifications department. This department is responsible for maintaining a compliance-monitoring and enforcement program with respect to our requirements for initial and continued listing. Companies that wish to list on The Nasdaq Stock Market are required to satisfy a variety of quantitative and qualitative requirements to become listed and to continue to be listed, including all our corporate governance listing standards. Companies that fail to maintain compliance with these requirements are subject to being delisted. To provide regulatory transparency and assist issuers in maintaining compliance, our Listing Qualifications department provides written interpretations with respect to the application of our listing requirements and maintains a web site providing interpretive guidance.

Broker-Dealer Regulation

In addition to the regulation that NASD as an SRO is subject to, Brut, LLC, our broker-dealer subsidiary, is subject to regulation by the SEC, the SROs and the various state securities regulators. Brut, LLC is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of NASD. Brut also is registered as an Alternative Trading System under the SEC’s Regulation ATS and is required to comply with Regulation ATS. The SEC and NASD adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer’s business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, record-keeping, the financing of customers’ purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer’s designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC’s financial responsibility rules. NASD is Brut’s current DEA, and the SEC has requested that Brut become a member of the NYSE so that the NYSE can become Brut’s DEA. A failure to comply with the SEC’s request in a satisfactory manner may have adverse consequences and changing Brut’s DEA may entail additional regulatory costs.

As a registered broker-dealer and member of NASD, Brut, LLC is subject to the Uniform Net Capital Rule under the Exchange Act. The Uniform Net Capital Rule specifies the minimum level of net capital a broker-dealer must maintain and also requires that at least a minimum part of its assets be kept in relatively liquid form. As of September 30, 2004, Brut, LLC was required to maintain minimum net capital of $0.9 million and had total net capital of approximately $13.1 million or $12.2 million in excess of the minimum amount required.

The SEC and NASD impose rules that require notification when net capital falls below certain predefined criteria, dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the Uniform Net Capital Rule and NASD rules impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and NASD for certain withdrawals of capital.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are:

Name	Age	Position
H. Furlong Baldwin	72	Chairman of the Board of Directors
Robert Greifeld	47	Chief Executive Officer, President and Director
Michael Casey	59	Director
Jeffrey N. Edwards	43	Director
Lon Gorman	55	Director
John P. Havens	48	Director
Patrick J. Healy	38	Director
John D. Markese	59	Director
Thomas F. O’Neill	58	Director
James S. Riepe	61	Director
Arvind Sodhani	50	Director
Thomas G. Stemberg	55	Director
Fred D. Thompson	62	Director
Mary Jo White	56	Director
Deborah L. Wince-Smith	54	Director
Bruce Aust	41	Executive Vice President—Corporate Client Group
Christopher R. Concannon	37	Executive Vice President—Transaction Services
Adena T. Friedman	35	Executive Vice President—Data Products and Corporate Strategy
Ronald Hassen	52	Senior Vice President, Controller, Principal Accounting Officer and Treasurer
John L. Jacobs	45	Executive Vice President of Nasdaq Financial Products and Worldwide Marketing
Edward S. Knight	53	Executive Vice President and General Counsel
Steven J. Randich	42	Executive Vice President Operations & Technology and Chief Information Officer
David P. Warren	50	Executive Vice President and Chief Financial Officer

H. Furlong Baldwin, a Non-Industry Director, was elected non-executive Chairman of the Nasdaq Board in May 2003 and has been a member of the board of directors since July 2000. Mr. Baldwin also served as a member of NASD board from 1999 until 2003. Mr. Baldwin served as Chairman and Chief Executive Officer of the Mercantile Bankshares Corporation, a multi-bank holding company, from April 1976 until March 2001. Mr. Baldwin retired as Chairman and member of the Mercantile Board of Directors in March 2003. Mr. Baldwin joined Mercantile-Safe Deposit & Trust Company in 1956 and was elected President in 1970 of Mercantile-Safe Deposit & Trust Company and Mercantile Bankshares Corporation and Chairman and CEO in 1976. Mr. Baldwin serves on the board of directors of W.R. Grace & Co., Platinum Underwriters Holdings, Ltd., and Allegheny Energy, Inc.

Robert Greifeld, a Staff Director, was appointed our President and Chief Executive Officer in May 2003. Prior to joining us, Mr. Greifeld was an Executive Vice President at SunGard Data Systems, Inc., a global provider of integrated software and processing solutions for financial services and a provider of information availability services. Mr. Greifeld joined SunGard in 1999 through SunGard’s acquisition of Automated Securities Clearance, Inc., where from 1991-1999, Mr. Greifeld was the Chief Operating Officer.

Michael Casey, a Non-Industry Director, has been a member of the board of directors since January 2001. Mr. Casey has been Executive Vice President, Chief Financial Officer, and Chief Administrative Officer of Starbucks Corporation, a leading roaster and retailer of specialty coffee, since September 1997. Prior to his current position, Mr. Casey was Senior Vice President and CFO of Starbucks from August 1995 to September 1997.

Jeffrey N. Edwards, an Industry Director, has been a member of the board of directors since May 2004. Mr. Edwards is a Senior Vice President at Merrill Lynch & Co., Inc., a global financial services firm and became Head of Investment Banking for the Americas in September 2004. Mr. Edwards is also a member of Merrill Lynch’s Operating Committee. Previously, he served as Head of the Global Capital Markets & Financing Group from September 2003 to September 2004 and as Co-Head of Global Equity Markets from October 2001 to September 2003. He joined Merrill Lynch in 1987 as an associate in investment banking.

Lon Gorman, an Industry Director, is the retired Vice Chairman of The Charles Schwab Corporation, a holding company whose subsidiaries engage in securities brokerage and financial services. Mr. Gorman has been a member of the board of directors since May 2003. Mr. Gorman served as Vice Chairman of The Charles Schwab Corporation from July 1999 until November 2004, and served as President of Charles Schwab Institutional and Asset Management and President of Schwab Capital Markets L.P.

John P. Havens, an Industry Director, has been a member of the board of directors since May 2003. Mr. Havens has been Global Head of Institutional Equity Division at Morgan Stanley Co., Incorporated, a global financial firm, and a member of Morgan Stanley’s Management Committee since September 2000 and Managing Director of Morgan Stanley since 1990. Previously, Mr. Havens was the Head of Global Equity Sales and Trading at Morgan Stanley. He joined Morgan Stanley in 1986 as a Principal in Institutional Equity.

Patrick J. Healy, a Non-Industry Director, has been a member of the board of directors since February 2004. Mr. Healy is a Managing Director of Hellman & Friedman LLC and CEO of Hellman & Friedman Europe, Ltd., a private equity investment firm. Mr. Healy joined Hellman & Friedman in 1994, serving as Managing Director since January 1999 and previously as Principal from July 1994. Mr. Healy serves on the board of directors of ProSiebenSat 1 A.G.

John D. Markese, a Public Director, has been a member of the board of directors since May 1996. Dr. Markese is a member of NASD Nominating Committee and served on NASD board from 1998 to 2002. Dr. Markese has been President and CEO of the American Association of Individual Investors, a not-for-profit organization providing investment education to individual investors, since 1992.

Thomas F. O’Neill, an Industry Director, has been a member of the board of directors since May 2003. Mr. O’Neill is a founding principal of Sandler O’Neill & Partners L.P., an investment bank, which was founded in 1988. Mr. O’Neill is also a director of Misonix, Inc.

James S. Riepe, a non-Industry Director, has been a member of the board of directors since May 2003. Mr. Riepe has been Vice Chairman of the Board of Directors of T. Rowe Price Group, Inc., an investment management firm, since April 1997. He is also Chairman of the T. Rowe Price Mutual Funds and a member of the firm’s Management Committee. Mr. Riepe also serves as chairman and a director of T. Rowe Price’s marketing and service subsidiaries. Mr. Riepe joined T. Rowe Price in 1982 as a vice president and director of the firm.

Arvind Sodhani, a Non-Industry Director, has been a member of the board of directors since January 1997. From July 2000 to December 2000, Mr. Sodhani served as a non-voting member of the Nasdaq Board.

Mr. Sodhani served as a member of NASD board from 1998 to 2003. Mr. Sodhani is Vice President and Treasurer of Intel Corporation, a semiconductor manufacturer of chips and computer networking products. Mr. Sodhani joined Intel in 1981 and became a Vice President in 1990.

Thomas G. Stemberg, a Non-Industry Director, has been a member of the board of directors since May 2002. Mr. Stemberg has served as non-executive Chairman of Staples, Inc., an office supply superstore retailer, since February 2004. He served as Chairman since February 1988. Mr. Stemberg also served as CEO of Staples from January 1986 to February 2002. Mr. Stemberg serves on the board of directors of PETsMART, Inc., Polycom, Inc., and CarMax, Inc.

Fred D. Thompson, a Public Director, has been a member of the board of directors since May 2004. Mr. Thompson has been an attorney and consultant in private practice since January 2003 and an actor on the television drama “Law & Order” since October 2002. He previously served in the U.S. Senate from December 1994 to January 2003 and as Chairman of the Senate Committee on Governmental Affairs from January 1997 to June 2001. Prior to his service in the U.S. Senate, Senator Thompson practiced law from 1967 to 1994 and was a film actor from 1985 to 1993. He has appeared in more than 18 motion pictures, including feature roles in “Cape Fear,” “In the Line of Fire,” “Die Hard II” and “The Hunt for Red October.”

Mary Jo White, a Public Director, has been a member of the board of directors since May 2002. Ms. White has been a partner at the law firm of Debevoise & Plimpton LLP since April 2002, and served as the U.S. Attorney for the Southern District of New York from June 1993 until January 2002.

Deborah L. Wince-Smith, a Public Director, has been a member of the board of directors since May 2004. Since December 2001, Ms. Wince-Smith has been the President of the Council on Competitiveness, a non-profit organization focused on productivity and economic growth policy issues. She joined the Council in February 1993 as a Senior Fellow and Independent Consultant. From 1989 to 1993, Ms. Wince-Smith served as the Assistant Secretary for Technology Policy in the Department of Commerce Technology Administration.

Bruce Aust became the Executive Vice President of the Corporate Client Group in July 2003. Prior to his current position, Mr. Aust served as Executive Director and Vice President of the Corporate Client Group. Before joining Nasdaq in 1998, Mr. Aust served 12 years at Fidelity Investments in a variety of sales, trading and management positions in Dallas, Boston, Los Angeles and San Francisco.

Christopher R. Concannon became the Executive Vice President of Transaction Services in October 2003 and joined Nasdaq as Executive Vice President of Strategy and Business Development in May 2003. Before joining Nasdaq, Mr. Concannon worked from 2002 to 2003 at Instinet Group, Inc., a holding company that operates an alternative trading system and whose subsidiaries provide global agency and other brokerage services. Mr. Concannon served most recently as President of Instinet Clearing Services, Inc. From 1999 to 2002, Mr. Concannon worked at Island ECN, Inc., an alternative trading system, in several positions including Special Counsel and Vice President of Business Development. Prior to that, Mr. Concannon worked at Morgan, Lewis and Bockius, LLP from 1997 to 1999 as an associate.

Adena T. Friedman became Executive Vice President of Data Products in January 2002 and oversees our Market Information Services. In October 2003, Ms. Friedman assumed additional responsibilities as head of our Corporate Strategy. Prior to her current position, Ms. Friedman was Senior Vice President of Nasdaq Data Products from January 2001 to January 2002, Vice President of OTC Bulletin Board, Mutual Fund Quotation Service and NasdaqTrader.com from January 2000 to January 2001, Director of OTC Bulletin Board and Mutual Fund Quotation Service from August 1997 to January 2000 and Marketing Manager overseeing our marketing efforts to broker-dealers from April 1995 to August 1997. Ms. Friedman joined Nasdaq in 1993.

Ronald Hassen became Senior Vice President and Controller in March 2002, Principal Accounting Officer in May 2002 and Treasurer in November 2002. Prior to joining Nasdaq, Mr. Hassen served as Controller of Deutsche Bank North America from June 1999, after its acquisition of Bankers Trust Company. Mr. Hassen joined Bankers Trust in 1989, serving most recently as Principal Accounting Officer from 1997 until the company’s acquisition by Deutsche Bank.

John L. Jacobs became Executive Vice President of Nasdaq Financial Products and Worldwide Marketing in July 2002 and oversees our Financial Products business and various marketing activities. Mr. Jacobs serves as CEO of Nasdaq Financial Products, Inc. and Chairman of Nasdaq Financial Product Services Ireland Limited. Prior to his current position, Mr. Jacobs served as Senior Vice President of Worldwide Marketing and Financial Products since January 2000 and as Vice President of Investor Services and Worldwide Marketing since January 1997. Mr. Jacobs joined Nasdaq in 1983.

Edward S. Knight became Executive Vice President and General Counsel in October 2000. Prior to his current position, Mr. Knight served as Executive Vice President and Chief Legal Officer of NASD since July 1999. Prior to joining NASD, Mr. Knight served as General Counsel of the U.S. Department of the Treasury from September 1994 to June 1999.

Steven J. Randich became Executive Vice President of Operations & Technology and our Chief Information Officer in October 2001. Prior to his current position, Mr. Randich served as Executive Vice President and our Chief Technology Officer since October 2000. Prior to joining us, Mr. Randich was Executive Vice President and Chief Information Officer of the Chicago Stock Exchange from November 1996 to October 2000.

David P. Warren, became Executive Vice President and our Chief Administrative Officer in January 2001 and Chief Financial Officer in September 2001. Mr. Warren oversees finance, human resources and all administrative services including real estate, property management and purchasing. Prior to his current position, Mr. Warren was CFO of the Long Island Power Authority from 1998 to 2000.

Board of Directors

Under our by-laws, all directors are classified as either Industry Directors, Non-Industry Directors, or Staff Directors (each as described below). In addition, Non-Industry Directors may also be classified as Public Directors or Issuer Representatives (each as described below). The number of Non-Industry Directors, including at least one Public Director and at least two representatives of Nasdaq-listed companies (an “Issuer Representative”), is required to equal or exceed the number of Industry Directors, unless our board of directors consists of nine or fewer directors. In such case only one director is required to be an Issuer Representative. We establish the classification of each director based on a questionnaire with specific questions related to each of the classifications discussed below. Our Corporate Secretary annually certifies to the board of directors the classification of each director.

The following is a general description of our director classifications:

•

Industry Director means a director (excluding any two officers of Nasdaq, selected at the sole discretion of the board of directors, amongst those officers who may be serving as directors (the “Staff Directors”)) who (i) has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of the broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the director or member or 20% or more of the gross revenues received by the director’s or member’s firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director’s, officer’s or employee’s professional capacity and constitute 20% or more of the professional revenues received by the director or 20% or more of the gross revenues received by the director’s or member’s firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to NASD, Nasdaq, or Amex or has had any such relationship or provided such services at any time within the prior three years.

•	Non-Industry Director means a director (excluding the Staff Directors) who is (i) a Public Director; (ii) an officer or employee of an issuer of Nasdaq-listed securities or securities traded in the over-the-counter market; or (iii) any other individual who would not be an Industry Director.

•	Public Director means a director who has no material business relationship with a broker or dealer or NASD, or Nasdaq and does not meet the definition of Industry Director set forth above.

Board Committees

Pursuant to our by-laws, the board of directors has established seven standing committees, which are described below. Each committee has adopted a charter, which is available on our website at www.nasdaq.com/investorrelations/ under the caption “Board of Directors and Committees.” In addition, the board of directors may hire outside experts to assist the board when necessary.

Executive Committee.    Subject to the limitations in our by-laws, the Executive Committee has the general power and authority of the board of directors in the management of our business and affairs between meetings of the board of directors. Messrs. Baldwin, Casey, Gorman, Greifeld, Markese, Sodhani and Ms. White currently serve on the Executive Committee.

Finance Committee.    The Finance Committee advises the board of directors with respect to the oversight of our financial operations and conditions, including recommendations for our annual operating and capital budgets. Messrs. Sodhani, Edwards, Greifeld, Healy, O’Neill and Riepe currently serve as voting members of the Finance Committee.

Corporate Governance Committee.    The responsibilities of the Corporate Governance Committee include: annual evaluations of the effectiveness of the board of directors and Nasdaq senior management (including evaluation and recommendations concerning the size, composition, selection and processes of the board of directors and its committees), reviewing assignments of directors to various committees and reviewing and advising the board of directors on corporate governance standards and best practices to monitor and enhance our corporate governance structure. Messrs. Baldwin, Markese and Steinberg currently serve on the Corporate Governance Committee.

Management Compensation Committee.    The Management Compensation Committee, composed entirely of independent directors (as defined under NASD Rule 4200(a)(15)), among other duties, reviews and recommends compensation and benefit plans for Nasdaq officers and staff, reviews base salary and incentive compensation for each officer whose base salary exceeds $200,000 or whose total annual compensation exceeds $400,000, administers the Nasdaq Equity Incentive Plan and Employee Stock Purchase Plan and reviews annually with the board of directors the performance of our Chief Executive Officer. Messrs. Casey, Havens, Sodhani, Thompson and Wince-Smith currently serve on the Management Compensation Committee.

Nominating Committee.    The Nominating Committee has the authority to identify and nominate candidates for vacancies on the board of directors. Nominations for directors to be elected by the stockholders are made by the Nominating Committee, or may be made by a stockholder. If a director position becomes vacant because of death, disability, disqualification, removal, resignation or increase in the number of directors, the Nominating Committee will nominate, and the board of directors will elect by majority vote, a person satisfying the classification (Industry, Non-Industry or Public Director), if applicable, for the directorship to fill such vacancy, except that if the remaining term is not more than six months, no replacement is required. Our by-laws require that no more than three current members of the board of directors and two industry members may serve on the Nominating Committee. The current members of the Nominating Committee are: Edward T. Alter, Betsy S. Atkins, Nicholas E. Calio, Joseph A. Grundfest, Bernard L. Madoff and Hedi S. Reynolds. None of the members of the Nominating Committee currently serve on the board of directors. Each member of the Nominating Committee is independent of Nasdaq pursuant to the standards of independence applicable to members of the nominating committees of companies listed on The Nasdaq Stock Market.

The Nominating Committee will consider director candidates recommended by stockholders, directors, officers and other sources, including third party search firms. In evaluating candidates, the Nominating Committee considers the candidates’ willingness to participate fully in board activities including active membership on board committees, the attributes of the candidates (including areas of expertise, experience, background, integrity, available time commitment, diversity, and applicable laws, rules and regulations) and the needs of the board of directors—including financial expertise referred to in SEC regulations and Nasdaq’s listing standards—and will review all candidates in the same manner, regardless of the source of the recommendation.

Policy Committee.    The Policy Committee has the authority to review and recommend action on proposed rule changes to the board of directors. Ms. White and Messrs. Edwards, Gorman, Healy and Riepe currently serve on the Policy Committee.

Audit Committee.    The Audit Committee oversees our financial reporting process on behalf of the board of directors and reports to the board of directors the results of these activities, including the systems of internal controls which management and the board of directors have established, our audit and compliance process and financial reporting. The Audit Committee, among other duties, engages the independent public accountants, pre-approves all audit and non-audit services provided by the independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, considers the compatibility of any non-audit services provided by the independent public accountants with the independence of such auditors and reviews the independence of the independent public accountants. Messrs. Markese, Casey, O’Neill and Ms. White currently serve on the Audit Committee. The board of directors has determined that Audit Committee members must meet the independence standards for audit committees of companies listed on The Nasdaq Stock Market and has concluded that each member of the Audit Committee satisfies these independence standards.

Each member of the Audit Committee meets the standard for financial knowledge for companies listed on The Nasdaq Stock Market. In addition, the board of directors has determined that each of Messrs. Casey, Markese and O’Neill is qualified as an audit committee financial expert within the meaning of SEC regulations and that he has accounting and related financial management expertise that meets the standard for “financial sophistication” set forth in NASD Rule 4350(d)(2)(A).

Compensation Committee Interlocks and Insider Participation

None of the members of our Management Compensation Committee is an executive officer or employee of our company. With the exception of Mr. Greifeld, none of our executive officers serves as a current member of our board of directors or as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Director and Officer Indemnification

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such person under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and by-laws provide that we shall indemnify our directors, officers, employees, and members of the Nasdaq Listing and Hearing Review Council to the fullest extent permitted by Delaware law. We, in our discretion, may indemnify our agents to the fullest extent and under the circumstances permitted by the Delaware General Corporation Law. Our directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities and against which they may not be indemnified by us.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATIONSHIP WITH NASD

History

We were founded in 1971 as a wholly-owned subsidiary of NASD. NASD, which operates subject to the oversight of the SEC, is the largest self-regulatory organization in the United States with a membership that includes virtually every broker-dealer that engages in the securities business within the United States. Beginning in 2000, NASD restructured and broadened our ownership through a two-phase private placement of our securities. Securities in the private placements were offered to all NASD members, certain issuers listed on The Nasdaq Stock Market and certain investment companies.

In connection with the restructuring, on November 9, 2000, we applied with the SEC for registration as a national securities exchange. In November 2001, we agreed to the SEC’s request for an indefinite extension of the date by which the SEC must approve our application or begin proceedings to determine whether the application should be denied. Until the SEC grants our application for exchange registration, NASD has delegated to us our legal authority to operate as a stock market under a plan approved by the SEC, or Delegation Plan. The SEC also requires that NASD retain greater than 50% of the voting control over us. Although we exercise primary responsibility for market-related functions, including market-related rulemaking and interpretations, all actions taken pursuant to authority delegated by NASD are subject to review, ratification, or rejection by the NASD board. As long as the Delegation Plan remains in effect (i.e., until exchange registration), the NASD board will continue to have control of and broad authority over us.

Agreements and Arrangements with NASD

Regulatory Services Agreement

Pursuant to the Delegation Plan, NASD Regulation, Inc. (“NASDR”), a wholly-owned subsidiary of NASD, currently provides us with regulatory services, including the regulation of trading activity on The Nasdaq Stock Market and the over-the-counter market and market surveillance functions of Nasdaq. We do not have a formalized written agreement with NASDR for the performance of regulatory services prior to us receiving exchange registration. We have approached NASD about formalizing the services provided pursuant to the Delegation Plan in a new written contract to be effective until exchange registration is granted, but we can offer no assurances that NASD will enter into such an agreement with us. In 2003, we paid NASDR $61.8 million for regulatory services provided pursuant to the Delegation Plan, versus $76.7 million in 2002. The reduction was due to careful review of NASDR charges and the allocation of these charges among the markets it regulates. We believe that ongoing review of these charges and the related services, especially with respect to the technology used to provide those services, may reduce these costs further in 2004 without affecting the quality of regulatory oversight.

We have entered into a regulatory services agreement pursuant to which NASDR would provide regulatory services to us commencing upon the effectiveness of exchange registration. As we have not been granted exchange registration, no services have been performed under this agreement. Pursuant to the terms of the regulatory services agreement, the services provided will be of the same type and scope as are currently provided by NASDR to us under the Delegation Plan. Each regulatory service is to be provided for a minimum of five years, after which time the parties may determine to terminate a particular service. The termination of a particular service will generally be based upon a review of pricing and the need for such services.

Similar to the services NASDR currently provides us, under the regulatory services agreement, NASDR will:

•	review and approve new member applications;

•	perform automated surveillance of trading on The Nasdaq Stock Market;

•	review member firm compliance with the rules and regulations applicable to trading and market-making functions in The Nasdaq Stock Market;

•	investigate suspicious activity in quoting and trading on The Nasdaq Stock Market;

•	conduct examinations of member firms;

•	initiate the disciplinary process once it is determined that a potential violation of a federal securities law or rule, or an SRO rule, may have occurred; and

•	operate an arbitration program and a mediation program for the resolution of customer, member firm employee and Nasdaq member-to-member disputes.

Series B Preferred Stock

The SEC requires that NASD retain greater than 50% of the voting control over us. The one outstanding share of Series B Preferred Stock issued to NASD ensures that NASD maintains voting control until exchange registration is granted. The voting power of the share of Series B Preferred Stock is recalculated for each matter presented to stockholders. NASD is entitled to cast the number of votes that, together with all other votes that NASD is entitled to vote by virtue of ownership, proxies or voting trusts, enables NASD to cast one vote more than one-half of all votes entitled to be cast by stockholders. If we obtain exchange registration, the share of Series B Preferred Stock will automatically lose its voting rights and will be redeemed by us for $1.00. See “Description of Capital Stock—Preferred Stock” and “Risk Factors—NASD will continue to maintain voting control over us until exchange registration is granted and may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests” for more information.

Series C Cumulative Preferred Stock

On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated and unpaid dividends). The Series C Cumulative Preferred Stock accrues quarterly dividends at an annual rate of 3.0% for all periods until July 1, 2006 and at an annual rate of 10.6% for periods thereafter. Holders of the Series C Cumulative Preferred Stock also may be entitled to an additional payment in certain circumstances depending on the amount of time the Series C Cumulative Preferred Stock is outstanding and the market price of our common stock at the time we redeem the Series C Cumulative Preferred Stock.

Shares of Series C Cumulative Preferred Stock do not have voting rights, except for the right as a class to elect two new directors to our board of directors at such time as distributions on the Series C Cumulative Preferred Stock are in arrears for four consecutive quarters. We may redeem the shares of Series C Cumulative Preferred Stock at any time after exchange registration and are required to use the net proceeds from an offering for cash of our common stock by us, subject to certain limited exceptions, to redeem all or a portion of the Series C Cumulative Preferred Stock. Under the exchange agreement, we must obtain NASD’s prior written consent before incurring or assuming long-term debt or engaging in extraordinary asset sales that in aggregate equal or exceed $200.0 million in outstanding long-term debt and sales of our assets for cash outside of the ordinary course of business. NASD’s consent may not be unreasonably withheld; however, if we elect to proceed with such a transaction, NASD is permitted to condition its consent on the proceeds being used to redeem Series C Cumulative Preferred Stock. Debt outstanding as of February 21, 2002 and debt incurred to refinance such outstanding debt are excluded from this calculation. Also, sales of capital stock and sales or transfers of assets in connection with a joint venture, strategic alliance or similar arrangement (if not primarily for cash and if not for the purpose of raising capital) are excluded from the definition of sales of our assets for cash outside of the ordinary course of business. See “Description of Capital Stock” for additional information regarding the Series C Cumulative Preferred Stock.

Investor Rights Agreement

We have entered into an investor rights agreement with NASD, pursuant to which we have granted NASD certain registration rights with respect to the 1,338,402 outstanding shares of Series C Cumulative Preferred Stock and the shares of common stock underlying the warrants referred to below issued by NASD in two private placements in 2000 and 2001. In addition, NASD may direct, subject to the terms and conditions set forth in the investor rights agreement, that we allow NASD members to subscribe to purchase up to 10,295,403 shares of common stock in the event that we conduct an initial public offering of our common stock for cash.

Warrants and the Voting Trust Agreement

In connection with our restructuring in 2000, NASD sold 10,806,494 warrants to purchase up to an aggregate of 43,225,976 outstanding shares of common stock owned by NASD. Each warrant issued by NASD entitles the holder to purchase one share in each of four one-year exercise periods. The first exercise period expired on June 28, 2003 and the second exercise period expired on June 30, 2004. The shares being sold by NASD in this offering are the shares underlying expired and unexercised warrants. The third exercise period, during which the exercise price per share is $15, will expire on June 28, 2005. The fourth and final exercise period, during which the exercise price per share is $16, will expire on June 28, 2006. The voting rights associated with the shares of common stock underlying the warrants, as well as the shares of common stock purchased through the valid exercise of warrants, are governed by the voting trust agreement entered into by us, NASD and The Bank of New York, as voting trustee. Initially, the holders of the warrants will not have any voting rights with respect to the shares of common stock underlying such warrants. Until exchange registration is granted the shares of common stock underlying unexercised and unexpired warrant tranches, as well as the shares of common stock purchased through the exercise of warrants, will be voted by the voting trustee at the direction of NASD. The voting rights associated with the shares of common stock underlying unexercised and expired warrant tranches will revert to NASD. However, NASD has determined, commencing upon exchange registration, to vote any shares of common stock that it owns (other than shares underlying then outstanding warrants) in the same proportion as our other stockholders. Upon exchange registration, the warrant holders will have the right to direct the voting trustee as to the voting of the shares of common stock underlying unexercised and unexpired warrant tranches until the earlier of the exercise or the expiration of such warrant tranches. The shares of common stock purchased upon a valid exercise of a warrant tranche prior to exchange registration will be released from the voting trust agreement upon exchange registration. The shares of common stock purchased upon a valid exercise of a warrant tranche after exchange registration will not be subject to the voting trust agreement.

Separation and Common Services Agreement

Although it is contemplated that NASD will eventually completely divest its ownership interest in Nasdaq, there may still exist certain contractual relationships between the parties once this happens. For example, under the separation and common services agreement with NASD, NASD provides us certain facilities sharing services. Under the separation agreement, we pay to NASD the costs of the services provided, including any incidental expenses associated with such services. Our costs for services provided by NASD in 2003 were approximately $1.2 million compared to $5.1 million in 2002. In the first nine months of 2004, our costs for services provided by NASD were less than $0.1 million. We anticipate that the annual costs for services under the Separation Agreement will continue to drop in future years as we review the provision of these services and continue to internalize more of these services or seek alternative third party providers.

Defined-Benefit Pension Plan

We are a participating employer in a noncontributory, defined-benefit pension plan that NASD sponsors for the benefit of its eligible employees and the eligible employees of its subsidiaries. The investment policy and strategy of the plan asset is established by the NASD Pension Plan Committee and reviewed on an annual basis, under the advisement of an investment consultant. For more information about the pension plan, please see Note 13, “Employee Benefits,” to our consolidated financial statements for the fiscal year ended December 31, 2003.

Agreements related to Amex

We entered into a technology transition agreement with NASD and Amex to provide for the sharing of certain administrative and regulatory technologies between us and Amex and the provision of certain technology services by us to Amex. Pursuant to this agreement, Amex will pay us the direct costs of the services provided by us, plus certain administrative costs. In addition, this agreement provides that we and NASD contribute to a fund, administered by NASD, to pay the costs incurred in the implementation of this agreement. In 2002 and 2001, we accrued $5.3 million and $9.2 million, respectively, under this commitment, fulfilling our commitment. As of December 31, 2003, $9.5 million has been paid to Amex. The remaining funds were paid in 2004.

We also entered into a master agreement with NASD and Amex to govern certain non-technology related matters among the parties. This agreement, among other things, set forth the terms, as between Nasdaq and Amex, pursuant to which Amex continued to list the QQQ. In November 2004, we amended the master agreement and on December 1, 2004, the QQQ switched its listing venue to The Nasdaq Stock Market and trades under the ticker symbol “QQQQ.” Under the agreement, as amended, Amex will pay us a fee of $1.6 million for its listing, trading and marketing of QQQ during the period of January 1, 2003 to November 30, 2004, which will be partially offset by a payment by us to Amex of approximately $0.5 million for past services.

NASD Insurance Agency, LLC

In December 2002, we purchased NASD’s 50.0% interest in NASD Insurance Agency, LLC (subsequently renamed the Nasdaq Insurance Agency, LLC) for a purchase price consisting of an upfront payment of $0.5 million and a future contingent payment of up to $5.1 million based on the cash flows of the business through 2011.

Leases

We pay NASD and certain of its subsidiaries approximately $6.3 million on an annual basis for the use of approximately 127,000 square feet of office space in multiple locations.

Changes Upon Exchange Registration

Exchange registration is a change in legal status for us as opposed to a change in the way we operate. Until such time as we may obtain registration as a national securities exchange, our legal authority to operate as a stock market is delegated to us by NASD under the Delegation Plan. Although we exercise primary responsibility for market-related functions, including market-related rulemaking, all actions taken by us pursuant to our delegated authority are subject to review, ratification or rejection by NASD.

As an exchange, we will be able to separate ourself from NASD, which we believe is in our best interests. First, exchange registration will separate us and our commercial interests from our regulator, NASD, thereby eliminating any potential conflicts of interest that could result. This separation will also more clearly establish our separate identity from NASD, a non-profit organization. In addition, we will no longer have to share revenue from certain proprietary products that is currently part of the UTP Plan with certain other exchanges, such as NQDS data, which provides subscribers with the best bid and offer information from each individual Nasdaq market maker and ECN. Finally, we will no longer be controlled by NASD after exchange registration, which will facilitate our ability to access the capital markets to obtain financing, which will help us improve our operations and enhance our business.

If exchange registration is granted, pursuant to the regulatory services agreement (discussed above), NASDR will provide regulatory services of the same type and scope as are currently provided, which will preserve the regulatory separation currently in place. In addition, if exchange registration is granted we will receive our own SRO status, separate from that of NASD. As an SRO, we will have our own rules pertaining to our members and listed companies regarding listing, membership and trading that are distinct and separate from those rules applicable to broker-dealers that are administered by NASD. Broker-dealers will be able to choose to become members of Nasdaq, in addition to their other SRO memberships, including membership in NASD.

Risks

For more information concerning the risks associated with our relationship with NASD, please see the discussions under the following headings in the “Risk Factors” section:

•	“Our agreements with the NASD and its other affiliates may not be on terms as favorable to us as could have been obtained from unaffiliated third parties and we have potential conflicts of interest with the NASD and related parties.”

•	“The NASD will continue to maintain voting control over us until exchange registration is granted and may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests.”

•	“We have self-regulatory organization obligations and also operate a for-profit business, and these two roles may create conflicts of interest.”

•	“The SEC may challenge or not approve our plan to become a national securities exchange or it may require changes in the manner we conduct our business before granting this approval, which may adversely impact our business or our shareholders.”

•	“We face significant competition in our business—Competition by national and regional exchanges, ECNs and the Alternative Display Facility may reduce our transactions, trade reporting and market information revenues and impact our ability to increase our market share of transactions in Nasdaq-listed and exchange-listed securities.”

PRINCIPAL AND SELLING STOCKHOLDERS

Shortly after the initial filing of this registration statement, we, together with NASD, expect to provide our stockholders, who purchased shares of our common stock in our 2000 and 2001 private placements, with the opportunity to sell those shares in this public offering, Participation will be subject to meeting certain eligibility requirements and the completion of satisfactory documentation. Any shares of our common stock that were not purchased in our 2000 or 2001 private placements will not be sold in this offering.

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of November 30, 2004 and as adjusted to give effect to this offering by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our named executive officers as a group.

This table assumes the overallotment option granted to the underwriters is not exercised. All selling stockholders will participate in the overallotment option. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of this date of this prospectus, are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

In addition to NASD’s beneficial ownership of our common stock described in the following table, NASD owns one share, or 100%, of our Series B Preferred Stock and 1,338,402 shares, or 100%, of our Series C Cumulative Preferred Stock. The one outstanding share of Series B Preferred Stock issued to NASD ensures that NASD maintains voting control until exchange registration is granted. The voting power of the share of Series B Preferred Stock is recalculated for each matter presented to stockholders. NASD is entitled to cast the number of votes that, together with all other votes that NASD is entitled to vote by virtue of ownership, proxies or voting trusts, enables NASD to cast one vote more than one-half of all votes entitled to be cast by stockholders. Shares of the Series C Cumulative Preferred Stock do not have voting rights, except for the right as a class to elect two new directors to our board at such time as distributions on the Series C Cumulative Preferred Stock are in arrears for four consecutive quarters. For more information, see “Description of Capital Stock—Preferred Stock.”

	Amount and Nature of Beneficial Ownership	Number of Shares Being Offered	Percentage Beneficially Owned
Name of Beneficial Owner			Before Closing	After Offering
Directors and Named Executive Officers
H. Furlong Baldwin(1)	15,666
Robert Greifeld(2)	1,200,000
Michael Casey(3)	18,791
Jeffrey N. Edwards(4)	3,770
Lon Gorman(5)	5,612
John P. Havens(6)	—
Patrick J. Healy(7)	—
John D. Markese(8)	26,895
Thomas F. O’Neill(9)	—
James S. Riepe(10)	—
Arvind Sodhani(11)	—
Thomas G. Stemberg(12)	23,156
Fred D. Thompson(13)	7,541
Mary Jo White(14)	1,261

	Amount and Nature of Beneficial Ownership	Number of Shares Being Offered	Percentage Beneficially Owned
Name of Beneficial Owner			Before Closing	After Offering
Deborah L. Wince-Smith	—
John L. Jacobs(15)	84,556
Edward S. Knight(16)	94,190
Steven J. Randich(17)	150,000
David P. Warren(18)	129,900
Hardwick Simmons(19)	2,000,000

All directors and executive officers of Nasdaq as a group (24 persons)	3,970,589

Other Principal and Selling Stockholders:

National Association of Securities Dealers, Inc.(20) 1735 K Street, N.W. Washington, D.C. 20006	43,225,976

Hellman & Friedman Capital Partners IV, L.P.(7) One Martitime Plaza 12th Floor San Francisco, CA 94111	12,505,000

*	Represents less than 1%.

(1)	Represents 5,000 vested options to purchase common stock issued under the Nasdaq Equity Incentive Plan (the “Equity Plan”), and 10,666 shares of restricted stock issued under the Equity Plan, 3,125 of which vest on May 7, 2005 and 7,541 of which vest on June 25, 2006. Under the terms of the Equity Plan, Mr. Baldwin has the right to direct the voting of the restricted shares.

(2)	Includes (a) 500,000 vested options to purchase common stock issued under the Equity Plan, (b) 200,000 vested options to purchase common stock granted as an inducement award outside of the Equity Plan in accordance with the terms of Mr. Greifeld’s employment agreement, (c) 100,000 shares of restricted stock issued as an inducement award outside of the Equity Plan, 33,000 shares of which vest on each of May 12, 2004 and May 12, 2005, and 34,000 shares vest on May 12, 2006, and (d) 100,000 shares of restricted stock issued under the Equity Plan; 33,000 shares of which vest on each of May 12, 2005 and May 12, 2006, and 34,000 shares of which vest on May 12, 2007. Under the terms of his award agreements, Mr. Greifeld has the right to direct the voting of the restricted shares.

(3)	Represents 5,000 vested options to purchase common stock issued under the Equity Plan, and 13,791 shares of restricted stock issued under the Equity Plan, 6,250 of which vest on May 7, 2005 and 7,541 of which vest on June 25, 2006. Under the terms of the Equity Plan, Mr. Casey has the right to direct the voting of the restricted shares. Excludes shares of common stock owned by Starbucks Corporation, of which Mr. Casey is an officer. Mr. Casey disclaims beneficial ownership of such shares.

(4)	Represents 3,770 shares of restricted stock issued under the Equity Plan, which vest on June 25, 2006. Under the terms of the Equity Plan, Mr. Edwards has the right to direct the voting of the restricted shares. Excludes shares of common stock and warrants to purchase common stock owned by Merrill Lynch and its affiliates, of which Mr. Edwards serves as Senior Vice President. Mr. Edwards disclaims beneficial ownership of such shares and warrants.

(5)	Represents 5,612 shares of restricted stock issued under the Equity Plan, 1,842 of which vest on June 11, 2005 and 3,770 of which vest on June 25, 2006. Under the terms of the Equity Plan, Mr. Gorman has the right to direct the voting of the restricted shares.

(6)	Excludes shares of common stock and warrants to purchase common stock owned by Morgan Stanley and its affiliates, of which Mr. Havens is an officer. Mr. Havens disclaims beneficial ownership of such shares and warrants.

(7)	Hellman & Friedman owns our 4.0% convertible subordinated notes. Hellman & Friedman Investors IV, LLC, is the general partner of each of the Hellman & Friedman limited partnerships. The subordinated notes are currently convertible into 12,000,000 shares of common stock, subject to adjustment, in general, for any stock split, dividend, combination, recapitalization or other similar event. Hellman & Friedman also owns 500,000 shares of common stock. In addition, F. Warren Hellman, a former director of Nasdaq, owns 5,000 vested options, which he holds for the benefit of the Hellman & Friedman limited partnerships. The investment decisions of each of the Hellman & Friedman limited partnerships are made by the investment committee of Hellman & Friedman IV, which indirectly exercises sole voting and investment power with respect to the subordinated notes and the shares of common stock. Mr. Healy is a managing director of Hellman & Friedman. Mr. Healy disclaims beneficial ownership of the subordinated notes and the shares of common stock except to the extent of his indirect pecuniary interest.

(8)	Includes 5,000 vested options to purchase common stock issued under the Equity Plan, and 6,895 shares of restricted stock issued under the Equity Plan, 3,125 of which vest on May 7, 2005 and 3,770 of which vest on June 26, 2006. Under the terms of the Equity Plan, Mr. Markese has the right to direct the voting of the restricted shares. Includes 15,000 shares of common stock held by the John D. Markese Trust September 2, 1999, of which Mr. Markese is a trustee and beneficiary.

(9)	Excludes shares of common stock and warrants to purchase common stock owned by Sandler O’Neill & Partners, L.P., of which Mr. O’Neill is a founding principal. Mr. O’Neill disclaims beneficial ownership of such shares and warrants.

(10)	Excludes shares of common stock and warrants to purchase common stock owned by T. Rowe Price Group, Inc. and its affiliates, of which Mr. Riepe is Vice Chairman. Mr. Riepe disclaims beneficial ownership of such shares and warrants.

(11)	Excludes shares of common stock owned by Intel Corporation, of which Mr. Sodhani is an officer. Mr. Sodhani disclaims beneficial ownership of such shares.

(12)	Includes 8,156 shares of restricted stock issued under the Equity Plan, 1,261 shares of which vest on January 29, 2005, 3,125 shares of which vest on May 7, 2005 and 3,770 of which vest on June 26, 2006. Under the terms of the Equity Plan, Mr. Stemberg has the right to direct the voting of the restricted shares.

(13)	Represents 7,541 shares of restricted stock issued under the Equity Plan, which vest on June 26, 2006. Under the terms of the Equity Plan, Mr. Thompson has the right to direct the voting of the restricted shares.

(14)	Represents 1,261 shares of restricted stock issued under the Equity Plan, 100% of which vests on January 29, 2005. Under the terms of the Equity Plan, Ms. White has the right to direct the voting of the restricted shares.

(15)	Represents (a) 68,785 vested options to purchase common stock issued under the Equity Plan, (b) 6,750 shares of restricted stock issued under the Equity Plan, 1,350 shares of which vested on each of February 14, 2002, February 14, 2003, and February 14, 2004, and 1,350 shares of which will vest on each of February 14, 2005 and February 14, 2006 and (c) 9,021 shares purchased under the Nasdaq Employee Stock Purchase Plan (“ESPP”). Under the terms of the Equity Plan, Mr. Jacobs has the right to direct the voting of the restricted shares.

(16)	Represents (a) 69,700 vested options to purchase common stock issued under the Equity Plan, (b) 15,900 shares of restricted stock issued under the Equity Plan, of which 3,180 shares vested on each of February 14, 2002, February 14, 2003, and February 14, 2004, and 3,180 shares of which will vest on each of February 14, 2005 and February 14, 2006, and (c) 8,590 shares purchased under the ESPP. Under the terms of the Equity Plan, Mr. Knight has the right to direct the voting of the restricted shares.

(17)	Represents (a) 134,100 vested options to purchase common stock issued under the Equity Plan and (b) 15,900 shares of restricted stock issued under the Equity Plan, of which 3,180 shares vested on each of February 14, 2002, February 14, 2003, and February 14, 2004, and 3,180 shares of which will vest on each of February 14, 2005 and February 14, 2006. Under the terms of the Equity Plan, Mr. Randich has the right to direct the voting of the restricted shares.

(18)	Represents (a) 114,000 vested options to purchase common stock issued under the Equity Plan and (b) 15,900 shares of restricted stock issued under the Equity Plan, of which 3,180 shares vested on each of February 14, 2002, February 14, 2003, and February 14, 2004, and 3,180 shares of which will vest on each of February 14, 2005 and February 14, 2006. Under the terms of the Equity Plan, Mr. Warren has the right to direct the voting of the restricted shares.

(19)	Represents 2,000,000 vested options to purchase common stock issued the Equity Plan.

(20)	Includes 21,655,568 shares of common stock underlying warrants issued by NASD and an additional 21,570,408 shares of common stock held by NASD. The 21,655,568 number includes 42,580 shares of common stock underlying warrants that have been exercised for common stock by the holders of such warrants; until exchange registration is approved by the SEC, NASD retains the right to vote these shares pursuant to a voting trust agreement.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries. You should refer to the copies of these organizational documents that have previously been filed with the SEC.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $.01 per share and 30,000,000 shares of preferred stock, par value $.01 per share. As of November 30, 2004, we had issued and outstanding:

•	78,921,393 shares of common stock;

•	one share of Series B Preferred Stock; and

•	1,338,402 shares of Series C Cumulative Preferred Stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that any person, other than NASD or any other person as may be approved for such exemption by the board of directors prior to the time such person owns more than 5% of the then outstanding shares of common stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of common stock will be unable to exercise voting rights in respect of any shares in excess of 5% of the then outstanding shares of common stock. At any meeting of our stockholders, a majority of the votes entitled to be cast (currently, the common stock, Series B Preferred Stock and 4% convertible subordinated notes due 2006) will constitute a quorum for such meeting. In response to the SEC’s concern about a concentration of our ownership, our exchange registration application includes a rule—effective upon exchange registration—that prohibits any member of Nasdaq or a person associated with such member from beneficially owning more than 5% of the outstanding shares of common stock.

Under the certificate of incorporation, our board of directors may waive the application of the 5% voting limitation to persons other than brokers, dealers, their affiliates, and persons subject to statutory disqualification under Section 3(a)(39) of the Exchange Act. In the event that the board of directors approves an exemption from the 5% voting limitation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, we have agreed to grant Hellman & Friedman, holders of our 4% convertible subordinated notes, a comparable exemption from such limitation and to use our best efforts to obtain SEC concurrence of such exemption. At our 2002 Annual Meeting of Stockholders, stockholders approved an amendment to the certificate of incorporation granting holders of the convertible notes the right to vote with the holders of common stock and Series B Preferred Stock on matters submitted to a vote of stockholders, subject to the 5% voting limitation.

In addition, pursuant to an investor rights agreement, NASD may direct, subject to the terms and conditions set forth in the investor rights agreement, that we allow NASD members to subscribe to purchase up to 10,295,403 shares of common stock in the event that we conduct an initial public offering of our common stock for cash. See “Relationship with NASD—Agreements and Arrangements with NASD.”

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for them. In the event of liquidation, dissolution, or winding up of Nasdaq, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. We have not declared or paid cash dividends on our common stock. We currently do not intend to pay any cash dividends on our common stock. Rather, we currently plan to retain any future earnings for funding our growth. Future dividends, if any, will be determined by our board of directors.

Preferred Stock

The board of directors may provide by resolution for the issuance of preferred stock, in one or more series, and to fix the powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund provisions, if any, and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

As of September 30, 2004, there were 30,000,000 shares of preferred stock authorized, 1,338,402 shares of our Series A Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends), and one share of our Series B Preferred Stock, (face and liquidation value of $1.00 per share), respectively issued and outstanding. On November 29, 2004, we entered into an exchange agreement with NASD pursuant to which NASD exchanged 1,338,402 shares of our Series A Cumulative Preferred Stock, representing all the outstanding shares of Series A Cumulative Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends). NASD owns all the outstanding shares of Series C Cumulative Preferred Stock and Series B Preferred Stock.

Dividends payable to NASD on the Series A Cumulative Preferred Stock began accruing in March 2003. The Series A Cumulative Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and 10.6% in all years commencing after March 2003, payable at the discretion of our board of directors. For the third quarter of 2004, NASD granted us a waiver of a portion of the dividend payable to NASD of $2.5 million. The Series C Cumulative Preferred Stock will accrue quarterly dividends at an annual rate of 3.0% during the period beginning with the fourth quarter of 2004 and ending July 1, 2006 and at an annual rate of 10.6% for periods thereafter, payable at the discretion of our board. The principal amount of the Series C Cumulative Preferred Stock will accrete through retained earnings from its estimated current fair market value of $129.2 million to its redemption value of $133.8 million over the five consecutive quarters beginning with the fourth quarter of 2004. Holders of the Series C Cumulative Preferred Stock also may be entitled to an additional payment in certain circumstances. Payment of an additional amount, which may not exceed approximately $16.3 million in the aggregate, depends on the amount of time the Series C Cumulative Preferred Stock is outstanding and the market price of our common stock at the time we redeem the Series C Cumulative Preferred Stock. At our option, we may pay the additional amount in cash or our common stock to the extent that holders of the Series C Cumulative Preferred Stock are entitled to an additional payment. We may redeem the shares of Series C Cumulative Preferred Stock at any time after exchange registration and are required to use the net proceeds from an offering for cash of our common stock by us, subject to certain limited exceptions, to redeem all or a portion of the Series C Cumulative Preferred Stock.

The Series B Preferred Stock does not pay dividends. NASD, as holder of the one share of the Series B Preferred Stock, is entitled to cast the number of votes that, together with all other votes that NASD is entitled to vote by virtue of ownership, proxies or voting trusts, enables NASD to cast one vote more than one-half of all votes entitled to be cast by our stockholders. If we are granted exchange registration by the SEC, the share of Series B Preferred Stock will automatically lose its voting rights and will be redeemed by us.

Warrants and the Voting Trust Agreement

In connection with our restructuring in 2000, NASD sold 10,806,494 warrants to purchase up to an aggregate of 43,225,976 outstanding shares of common stock owned by NASD. Each warrant issued by NASD entitles the holder to purchase one share in each of four one-year exercise periods. The first exercise period expired on June 28, 2003 and the second exercise period expired on June 30, 2004. The shares being sold by NASD in this offering are the shares underlying expired and unexercised warrants. The third exercise period, during which the exercise price per share is $15, will expire on June 28, 2005. The fourth and final exercise period, during which the exercise price per share is $16, will expire on June 28, 2006. The voting rights associated with the shares of common stock underlying the warrants, as well as the shares of common stock purchased through the valid exercise of warrants, are governed by the voting trust agreement entered into by us, NASD and The Bank of New York, as voting trustee. Initially, the holders of the warrants will not have any voting rights with respect to the shares of common stock underlying such warrants. Until exchange registration is granted the shares of common stock underlying unexercised and unexpired warrant tranches, as well as the shares of common stock purchased through the exercise of warrants, will be voted by the voting trustee at the direction of NASD. The voting rights associated with the shares of common stock underlying unexercised and expired warrant tranches will revert to NASD. However, NASD has determined, commencing upon exchange registration, to vote any shares of common stock that it owns (other than shares underlying then outstanding warrants) in the same proportion as our other stockholders. Upon exchange registration, the warrant holders will have the right to direct the voting trustee as to the voting of the shares of common stock underlying unexercised and unexpired warrant tranches until the earlier of the exercise or the expiration of such warrant tranches. The shares of common stock purchased upon a valid exercise of a warrant tranche prior to exchange registration will be released from the voting trust agreement upon exchange registration. The shares of common stock purchased upon a valid exercise of a warrant tranche after exchange registration will not be subject to the voting trust agreement.

Certain Provisions of the Certificate of Incorporation and By-Laws

Some provisions of the certificate of incorporation and by-laws, which provisions are summarized above and in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

Our board of directors is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision limiting the voting rights of certain persons, other than NASD, and the provision authorizing our board of directors to fill vacant directorships or increase the size of the board of directors, may prevent a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees. In addition, our stockholders can only remove directors for cause with an affirmative vote of the holders of not less than 66 2/3% of the outstanding votes eligible to vote for directors.

H. Furlong Baldwin, Robert Greifeld, Arvind Sodhani and Fred D. Thompson serve as Class 1 directors whose terms expire at the 2007 annual meeting of stockholders; John P. Havens, Patrick Healy, Thomas G. Stemberg and Mary Jo White serve as Class 2 directors whose terms expire at the 2005 annual meeting of stockholders; and Michael Casey, Jeffrey N. Edwards, Lon Gorman, John D. Markese, Thomas F. O’Neill, James S. Riepe and Deborah L. Wince-Smith serve as Class 3 directors whose terms expire at the 2006 annual meeting of stockholders. There currently is one Class 1 vacancy and one Class 2 vacancy on the board of directors.

Pursuant to the certificate of incorporation and the by-laws, our board of directors, at its discretion, is authorized to fix the number of directors constituting the board. The size of the board of directors currently is set at 17 members.

Pursuant to the by-laws, the number of Non-Industry Directors, including at least one Public Director and at least two representatives of Nasdaq-listed companies, or Issuer Representatives, is required to equal or exceed the number of Industry Directors, unless the board of directors consists of 9 or fewer directors. In such case only one director is required to be an Issuer Representative. See “Management—Board of Directors” for a general description of our director classifications.

If a director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, our Nominating Committee will nominate, and the board of directors will elect by majority vote, a person satisfying the classification (Industry, Non-Industry, or Public Director), if applicable, for the directorship to fill such vacancy, except that if the remaining term is not more than six months, no replacement is required.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

The by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after such anniversary date, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and not later than the later of 90 days prior to the meeting and the close of business on the 10th day following the date on which notice of the date of the annual meeting was first made public. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and later than the later of 90 days prior to the meeting and the close of business on the 10th day following the day on which public disclosure of the date of the special meeting and our nominees was first made. In addition, the by-laws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

The certificate of incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting. Delaware law vests the board of directors of a Delaware corporation with the authority to call special meetings of stockholders and permits us to authorize in our certificate of incorporation or by-laws other persons to also have such authority. Our certificate of incorporation and by-laws do not vest any other persons with such authority.

Amendments; Supermajority Vote Requirements

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. The certificate of incorporation imposes super majority (66 2/3%) voting requirements in connection with stockholder amendments to the by-laws and in connection with the amendment of certain provisions of the certificate of incorporation, including those provisions of the certificate of incorporation relating to the limitations on voting rights of certain persons, the classified board of directors, removal of directors, and prohibitions on stockholder action by written consent.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult, or discourage, an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Delaware law generally prohibits a publicly-held or widely-held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years, did own) directly or indirectly 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. However, Delaware law does not prohibit these business combinations if:

(1) before the stockholder becomes an interested stockholder the corporation’s board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding voting stock (excluding certain shares); or

(3) the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock that the interested stockholder does not own authorize the business combination at a meeting of stockholders.

Registration Rights

The holders of approximately              million shares of our common stock, represented by common stock or securities convertible into common stock that, in the aggregate, comprise     % of our outstanding common stock as of September 30, 2004, are entitled to certain registration rights. These rights are provided under the terms of registration rights agreements between us and the holders of the registrable securities, which are NASD and Hellman & Friedman. These agreements provide demand registration rights to the holders of all of the registrable securities after our first underwritten public offering. In addition, the holders of all of the registrable securities are entitled under the agreements, subject to certain limitations, to require us to include their registrable securities in future registration statements that we may file. Registration of shares of common stock pursuant to the rights granted in these agreements and the sale of such shares pursuant to the applicable registration statement will result in such shares becoming freely tradable without restriction under the Securities Act of 1933. We will bear all registration expenses incurred in connection with the above registrations.

Listing

Immediately after pricing the offering, we intend to list our common stock on The Nasdaq National Market under the ticker symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE

As of November 30, 2004 we had 78,621,393 shares of common stock outstanding. Of these shares, the shares sold in this offering will be available for immediate sale in the public market as of the date of this prospectus as will              shares sold in our two private placements. The remaining shares are “restricted securities” under Rule 144 of the Securities Act of 1933, as amended. Generally, restricted securities that have been owned for two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after completion of this offering subject to compliance with the volume and other limitations of Rule 144. Following this offering,              shares will be eligible for sale in the public market beginning        days after the date of this prospectus, or earlier with the consent of Merrill Lynch, and              common shares will become eligible for sale in the public market at various times following        days after the date of this prospectus subject in each case to the limitations of Rule 144.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors, and certain of our other stockholders, option holders and warrant holders have agreed not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly of indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of Merrill Lynch and Credit Suisse First Boston for a period of        days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three- month period up to the greater of:

•	1% of the then-outstanding common shares, or approximately shares immediately after this offering; and

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a written stock or option plan before the effective date of this offering is entitled to rely on the resale provisions of Rule 701, subject to the lock-up agreements described above. In general, Rule 701 permits non-affiliates to sell their Rule 701 shares 90 days after the effectiveness of a registration statement relating to a company’s initial public offering without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding period of Rule 144.

Registration Rights

After this offering, the holders of              common shares will be entitled to rights with respect to the registration of these shares under the Securities Act. If these shares are registered under these laws, they would become freely tradable immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U. S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse First Boston LLC

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

In addition, NASD and we have agreed to share payment of an aggregate discretionary amount to Merrill Lynch and Credit Suisse First Boston of up to .25% of the aggregate proceeds raised from sales of NASD shares sold in the offering based upon Merrill Lynch’s and Credit Suisse First Boston’s performance in relation to the offering.

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by             .

Overallotment Option

The selling stockholders have granted options to the underwriters to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors, and certain of our other stockholders have agreed not to sell or transfer any common stock for        days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Credit Suisse First Boston. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The       -day restricted period will be automatically extended if (1) during the last 17 days of the       -day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the       -day restricted period, the Company announces that it will release earnings results during the 16-day-period beginning on the last day of the       -day restricted period, in which case the restrictions described above will continue to apply until the expiration of the       -day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq National Market

We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “            .”

The public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development,

•	the trading history of our stock on the OTC Bulletin Board; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

NASD Regulations

Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch.

Price Stabilization, Short Positions and Penalty Bid

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Internet Distribution

Merrill Lynch will be facilitating internet distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

In addition, a prospectus in electronic format may be made available on the website maintained by Credit Suisse First Boston and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch represented us in connection with the acquisition of Brut. Prior to this offering, Merrill Lynch owned directly or through affiliates 1,875,000 shares and warrants to purchase 468,750 shares of our common stock, respectively, Credit Suisse First Boston owned 1,525,000 shares of our common stock and the other underwriters named in this prospectus and their affiliates in the aggregate owned              shares and warrants to purchase              shares of our common stock, respectively. In addition, one of our directors is an officer of an affiliate of Merrill Lynch.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in trading activities on the Nasdaq Market Center. We receive transaction fees from market participants who trade on the Nasdaq Market Center and pay market participants liquidity payments if they “provide liquidity” by submitting orders to the Nasdaq Market Center that are matched with orders internally on the Nasdaq Market Center. We also make payments to pass through to market participants a portion of our operating revenue, which includes market data fees we receive in connection with trades they submit to the Nasdaq Market Center for exchange-listed securities. Certain of the underwriters and their affiliates are, and may in the future be, customers of Brut, our broker-dealer subsidiary, that provides customers access to the Nasdaq Market Center and other U.S. market centers electronically. Merrill Lynch Professional Clearing, an affiliate of Merrill Lynch, acts as the clearing firm for Brut. Certain of the underwriters and their affiliates have also engaged, and may in the future engage, in trading activities for OTC Bulletin Board securities as well as securities listed on the Portal Market. We own and operate the OTC Bulletin Board and the Portal Market.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with NASD. They have received customary fees and commissions for these transactions. Credit Suisse First Boston represents NASD in connection with the transfer of NASD’s ownership interest in Amex to Amex members.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for Nasdaq by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for NASD by Shearman & Sterling LLP.

EXPERTS

The consolidated financial statements of The Nasdaq Stock Market, Inc. appearing in The Nasdaq Stock Market, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Toll Associates LLC as of September 6, 2004, and for the period January 1, 2004 through September 6, 2004, included in this prospectus and as of and for the year ended December 31, 2003, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits thereto. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer in each instance to the copy of the contract or other document filed or incorporated by reference as an exhibit to the registration statement. You may read and copy the registration statement, the related exhibits, reports and other information that we have filed or will file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. That site is www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus is part of a registration statement that we filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to other documents that we identify as part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below filed by us with the SEC:

•	Our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Our Current Reports on Form 8-K filed May 26, 2004, September 7, 2004, September 10, 2004, November 12, 2004, November 22, 2004, November 24, 2004 and December 1, 2004;

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our definitive Proxy Statement for the 2004 Annual Meeting of Stockholders; and

•	The description of our common stock contained in Amendment No. 5 to our Registration Statement on Form 10 (File No. 000-32651) filed on November 19, 2001.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the date of the filing of this registration statement and before its effectiveness and (2) until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus. Current Reports on Form 8-K furnished pursuant to Items 2.02 or 7.01 of Form 8-K are not incorporated herein by reference. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

You may request a copy of these filings, at no cost, by writing, telephoning or emailing us as follows: Investor Relations, The Nasdaq Stock Market, Inc. One Liberty Plaza, New York, New York 10006, (212) 858-5216, email: investor.relations@nasdaq.com.

THE NASDAQ STOCK MARKET, INC.

TOLL ASSOCIATES LLC INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors

The Nasdaq Stock Market, Inc.

We have audited the accompanying consolidated balance sheets of The Nasdaq Stock Market, Inc. (“Nasdaq”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of Nasdaq’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nasdaq at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, NY

February 18, 2004

The Nasdaq Stock Market, Inc.

Consolidated Balance Sheets

(in thousands, except share and par value amounts)

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$148,929	$201,463
Investments:
Available-for-sale, at fair value	185,704	222,125
Held-to-maturity, at amortized cost	23,765	18,674
Receivables, net	111,405	157,508
Receivables from related parties	7,731	11,274
Deferred tax asset	40,460	53,048
Current assets of discontinued operations	—	14,614
Other current assets	11,623	18,300

Total current assets	529,617	697,006
Investments:
Held to maturity, at amortized cost	4,506	9,756
Property and equipment:
Land, buildings and improvements	96,578	94,549
Data processing equipment and software	346,928	400,621
Furniture, equipment and leasehold improvements	168,478	191,643

	611,984	686,813
Less accumulated depreciation and amortization	(369,041)	(358,123)

Total property and equipment, net	242,943	328,690
Non-current deferred tax asset	72,079	69,971
Goodwill	—	4,089
Other intangible assets	871	6,094
Non-current assets of discontinued operations	—	46,805
Other assets	1,238	13,503

Total assets	$851,254	$1,175,914

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$29,959	$61,631
Accrued personnel costs	48,817	46,601
Deferred revenue	59,739	64,633
Other accrued liabilities	75,951	40,007
Current obligation under capital lease	1,607	3,545
Current liabilities of discontinued operations	—	31,573
Payables to related parties	21,558	27,324

Total current liabilities	237,631	275,314
Senior notes	25,000	175,000
Subordinated notes	240,000	240,000
Non-current obligation under capital lease	—	5,877
Accrued pension costs	26,831	23,558
Non-current deferred tax liability	40,917	49,240
Non-current deferred revenue	84,703	102,065
Non-current liabilities of discontinued operations	—	16,547
Other liabilities	35,476	23,923

Total liabilities	690,558	911,524
Minority interests of discontinued operations	—	(6,482)
Stockholders’ equity
Common stock, $.01 par value, 300,000,000 authorized, shares issued: 130,611,221 in 2003 and 130,518,921 in 2002; shares outstanding: 78,483,919 in 2003 and 78,266,708 in 2002	1,306	1,305
Preferred stock, 30,000,000 authorized, Series A: 1,338,402 shares issued and outstanding; Series B: 1 share issued and outstanding	133,840	133,840
Additional paid-in capital	358,923	358,237
Common stock in treasury, at cost: 52,127,302 shares in 2003 and 52,252,213 shares in 2002	(667,765)	(669,454)
Accumulated other comprehensive income	86	(2,326)
Deferred stock compensation	(1,102)	(1,920)
Common stock issuable	2,881	4,937
Retained earnings	332,527	446,253

Total stockholders’ equity	160,696	270,872

Total liabilities, minority interests and stockholders’ equity	$851,254	$1,175,914

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,
	2003	2002	2001
Revenues
Market Services	$383,715	$581,774	$654,979
Issuer Services	204,186	203,969	189,749
Other	1,944	1,411	3,342

Total revenues	589,845	787,154	848,070

Expenses
Compensation and benefits	159,097	183,130	179,352
Marketing and advertising	19,515	26,931	25,418
Depreciation and amortization	89,983	88,502	83,684
Professional and contract services	37,544	60,499	70,669
Computer operations and data communications	125,618	136,642	166,853
Provision for bad debts	1,365	8,426	15,459
Occupancy	31,212	32,367	25,986
General and administrative	28,411	48,634	95,313

Total direct expenses	492,745	585,131	662,734
Elimination of non-core product lines, initiatives and severance	97,910	—	—
Nasdaq Japan impairment loss	(5,000)	15,208	—
Support costs from related parties, net	61,504	74,968	101,799

Total expenses	647,159	675,307	764,533

Operating (loss) income	(57,314)	111,847	83,537
Interest income	9,517	12,583	23,782
Interest expense	(18,555)	(18,488)	(9,777)

Operating (loss) income from continuing operations before minority interests and income taxes	(66,352)	105,942	97,542
Minority interests	—	—	845
Benefit (provision) for income taxes	21,240	(40,921)	(38,332)

Net (loss) income from continuing operations	$(45,112)	$65,021	$60,055
Gain on disposition of discontinued operations	571	—	—
Loss from discontinued operations, net of tax	(60,906)	(21,893)	(19,592)

Net (loss) income	$(105,447)	$43,128	$40,463

Net (loss) income applicable to common stockholders:
Net (loss) income	$(105,447)	$43,128	$40,463
Preferred stock:
Dividends declared	(8,279)	—	—
Accretion of preferred stock	—	(9,765)	—

Net (loss) income applicable to common stockholders	$(113,726)	$33,363	$40,463

Basic and diluted net (loss) earnings per share:
Continuing operations	$(0.68)	$0.66	$0.52
Discontinued operations	(0.77)	(0.26)	(0.17)

Total basic and diluted net (loss) earnings per share	$(1.45)	$0.40	$0.35

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share amounts)

	Number of Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Common Stock in Treasury	Preferred Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Stock Compensation	Common Stock Issuable	Total
Balance, January 1, 2001	123,663,746	$1,237	$273,387	$—	$—	$372,427	$(1,892)	$—	$—	$645,159
Net income	—	—	—	—	—	40,463	—	—	—	40,463
Change in unrealized losses on available-for-sale investments, net of tax of $(1,030)	—	—	—	—	—	—	918	—	—	918
Foreign currency translation, net of minority interests of $340 and net of tax of $(380)	—	—	—	—	—	—	(4,607)	—	—	(4,607)
Minimum pension liability, net of tax of $900	—	—	—	—	—	—	(1,395)	—	—	(1,395)

Comprehensive income for the year ended December 31, 2001	—	—	—	—	—	—	—	—	—	35,379

Net proceeds from Phase II offering	5,028,797	50	63,638	—	—	—	—	—	—	63,688
Sale of subsidiary stock	—	—	6,930	—	—	—	—	—	—	6,930
Purchase of minority interests in Nasdaq Europe Planning Company Limited	—	—	(12,400)	—	—	—	—	—	—	(12,400)
Sale of warrants to purchase common stock	—	—	1,438	—	—	—	—	—	—	1,438
Purchase of common stock for treasury	(18,461,538)	—	—	(240,000)	—	—	—	—	—	(240,000)
Restricted stock awards, net of forfeitures	—	—	—	—	—	—	—	(7,465)	7,465	—
Amortization and vesting of restricted stock	107,700	1	1,399	—	—	—	—	4,115	(1,400)	4,115
Other purchases of common stock by related parties or affiliated entities	1,361,580	14	14,065	—	—	—	—	—	—	14,079

Balance, December 31, 2001	111,700,285	$1,302	$348,457	$(240,000)	—	$412,890	$(6,976)	$(3,350)	$6,065	518,388
Net income	—	—	—	—	—	43,128	—	—	—	43,128
Change in unrealized losses on available-for-sale investments, net of tax of $1,158	—	—	—	—	—	—	(2,048)	—	—	(2,048)
Foreign currency translation, net of minority interests of $100	—	—	—	—	—	—	6,402	—	—	6,402
Minimum pension liability, net of tax of $(192)	—	—	—	—	—	—	296	—	—	296

Comprehensive income for the year ended December 31, 2002	—	—	—	—	—	—	—	—	—	47,778

Purchase of common stock for treasury	(33,768,895)	—	—	(429,454)	—	—	—	—	—	(429,454)
Issuance of preferred stock	—	—	—	—	124,075	—	—	—	—	124,075
Accretion of preferred stock dividends	—	—	—	—	9,765	(9,765)	—	—	—	—
Capital contribution from NASD, net of distribution to NASD for insurance agency	—	—	5,069	—	—	—	—	—	—	5,069
Adjustment of carrying value of Nasdaq Europe due to sale of securities to third party	—	—	728	—	—	—	—	—	—	728
Restricted stock awards, net of forfeitures	—	—	—	—	—	—	—	(620)	620	—
Amortization and vesting of restricted stock	116,660	1	1,747	—	—	—	—	2,050	(1,748)	2,050
Other purchases of common stock by related parties or affiliated entities	218,658	2	2,236	—	—	—	—	—	—	2,238

Balance, December 31, 2002	78,266,708	$1,305	$358,237	$(669,454)	$133,840	$446,253	$(2,326)	$(1,920)	$4,937	$270,872
Net income	—	—	—	—	—	(105,447)	—	—	—	(105,447)
Change in unrealized losses on available-for-sale investments, net of tax of $340	—	—	—	—	—	—	760	—	—	760
Foreign currency translation	—	—	—	—	—	—	1,948	—	—	1,948
Minimum pension liability, net of tax of $191	—	—	—	—	—	—	(296)	—	—	(296)

Comprehensive income for the year ended December 31, 2003	—	—	—	—	—	—	—	—	—	(103,035)

Preferred stock dividends declared	—	—	—	—	—	(8,279)	—	—	—	(8,279)
Distribution to NASD for insurance agency	—	—	(139)	—	—	—	—	—	—	(139)
Restricted stock awards, net of forfeitures	—	—	—	—	—	—	—	868	(868)	—
Amortization and vesting of restricted stock	92,300	1	1,187	(148)	—	—	—	(50)	(1,188)	(198)
Other purchases of common stock by related parties or affiliated entities	124,911	—	(362)	1,837	—	—	—	—	—	1,475

Balance, December 31, 2003	78,483,919	$1,306	$358,923	$(667,765)	$133,840	$332,527	$86	$(1,102)	$2,881	$160,696

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Reconciliation of net income to cash provided by operating activities

Net (loss) income	$(105,447)	$43,128	$40,463
Net (loss) from discontinued operations	(60,335)	(21,893)	(19,592)

Net (loss) income from continuing operations	$(45,112)	$65,021	$60,055
Non cash items included in net income:
Depreciation and amortization	89,983	88,502	83,684
Amortization of restricted stock awards and other stock based compensation	(50)	3,155	6,883
Minority interests	—	—	(845)
Provision for bad debts	1,365	8,426	15,459
Loss from equity method affiliates	4,101	12,114	17,224
Elimination of non-core product lines and initiatives	33,923	—	—
Nasdaq Japan impairment loss	(5,000)	15,208	—
Deferred taxes	2,103	13,662	(23,178)
Other non cash items included in net income	13,050	8,201	13,280
Net change in:
Receivables, net	44,500	27,864	(30,553)
Receivables from related parties	2,513	17,662	(27,440)
Other current assets	4,886	(6,989)	2,358
Other assets	9,177	(2,288)	(19,526)
Accounts payable and accrued expenses	(31,672)	(35,902)	(31,280)
Accrued personnel costs	2,216	534	6,530
Deferred revenue	(22,256)	(20,355)	(17,484)
Other accrued liabilities	40,849	(9,505)	18,744
Obligation under capital leases	(7,815)	(3,275)	(1,905)
Payables to related parties	(5,766)	17,768	(11,555)
Accrued pension costs	3,273	(1,425)	10,329
Other liabilities	11,553	(15,181)	32,542

Cash provided by continuing operations	145,821	183,197	103,322
Cash used in discontinued operations	(40,554)	(28,555)	(33,357)

Cash provided by operating activities	105,267	154,642	69,965
Cash flow from investing activities
Proceeds from redemptions of available-for-sale investments	212,725	209,181	369,573
Purchases of available-for-sale investments	(179,151)	(212,643)	(366,438)
Proceeds from maturities of held-to-maturity investments	18,600	—	25,465
Purchases of held-to-maturity investments	(18,453)	—	(25,455)
Capital contribution to Nasdaq LIFFE joint venture	(2,500)	(16,000)	(2,000)
Purchases of property and equipment	(31,595)	(75,153)	(107,848)
Proceeds from sales of property and equipment	143	8,135	5,224

Cash used in investing activities	(231)	(86,480)	(101,479)
Cash flow from financing activities
Proceeds from Phase I and Phase II private placement offering	—	—	63,688
Payments for treasury stock purchases	(147)	(305,155)	(240,000)
(Decrease) increase in long-term debt	(150,000)	150,000	240,000
Purchase of minority interests in Nasdaq Europe Planning Company Ltd.	—	—	(27,361)
Issuances of common stock	996	2,238	14,079
Preferred stock dividends	(8,279)	—	—
Contribution (to) from NASD	(139)	5,069	—

Cash (used in) provided by financing activities	(157,570)	(147,848)	50,406
(Decrease) increase in cash and cash equivalents	(52,534)	(79,686)	18,892

Cash and cash equivalents at beginning of year	201,463	281,149	262,257

Cash and cash equivalents at end of year	$148,929	$201,463	$281,149

Supplemental Disclosure of Non Cash Flow Activities
Cash paid for (received):
Interest	$15,851	$19,276	$7,798
Income taxes, net of refund	$(25,936)	$77,187	22,873
Payments for treasury stock purchases with issuance of preferred stock	$—	$124,075	$—

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Nasdaq operates The Nasdaq Stock Market, the largest electronic screen based equity securities market in the United States. Nasdaq is a majority owned subsidiary of the National Association of Securities Dealers, Inc. (the “NASD”). In 2000, the NASD implemented a separation of Nasdaq from the NASD by restructuring and broadening the ownership in Nasdaq (the “Restructuring”) through a two-phase private placement of securities. In the private placements, (i) the NASD sold (a) an aggregate of 10,806,494 warrants to purchase an aggregate amount of 43,225,976 shares of outstanding common stock of Nasdaq (the “Common Stock”) and (b) 4,543,591 shares of outstanding Common Stock and (ii) Nasdaq sold an aggregate of 28,692,543 newly issued shares of Common Stock to investors. Securities in the private placements were offered to all NASD members, certain issuers listed on The Nasdaq Stock Market and certain investment companies. Each warrant issued by the NASD entitles the holder to purchase one share in each of four one-year exercise periods. The first exercise period expired on June 28, 2003 and the NASD is currently in the second exercise period. As part of the Restructuring, Nasdaq repurchased a total of 52,230,433 shares of Common Stock from the NASD during 2001 and 2002 (the “Repurchase”). Nasdaq purchased the Common Stock for approximately $305.2 million in aggregate cash consideration, 1,338,402 shares of Nasdaq’s Series A Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends) and one share of Nasdaq’s Series B Preferred Stock, (face and liquidation value of $1.00 per share). The NASD owns all of the outstanding shares of Series A and Series B Preferred Stock. All of the shares of Common Stock repurchased by Nasdaq from the NASD are no longer outstanding and are held in Common Stock in treasury. At December 31, 2003, the NASD owned approximately 55.0% of Nasdaq including the unexpired outstanding warrants.

In 2003, Nasdaq changed its organization structure from operating in one segment to operating in two segments. Under the new structure, our new Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”). Nasdaq’s two segments are managed and operated as strategic business units and organized by products and services. Reportable segments are Market Services and Issuer Services. Market Services includes Transaction Services and Market Information Services defined as sub-segments. Issuer Services includes the Corporate Client Group and Nasdaq Financial Products defined as sub-segments. Nasdaq uses a multiple market participant system to operate an electronic, screen based equity market.

Nasdaq is the parent company of Nasdaq Global Holdings (“Nasdaq Global®”); Nasdaq Financial Products Services, Inc. (“Nasdaq Financial Products”); Nasdaq International Market Initiatives, Inc. (“NIMISM”); Nasdaq Europe Planning Company, Limited (“Nasdaq Europe Planning”); Nasdaq International, Ltd. (“Nasdaq InternationalSM”); and Nasdaq Canada, Inc. (“Nasdaq CanadaSM”), collectively referred to as “Nasdaq”. These entities are wholly owned by Nasdaq. Nasdaq Global, which is incorporated in Switzerland and served as a holding company for several corporations incorporated in Europe, is in the process of a liquidation that is expected to be completed by the end of 2004. Nasdaq also has determined to dissolve or otherwise wind-down Nasdaq Europe Planning, which was formed to expand Nasdaq into the European community; and is currently inactive. NIMI is an entity that employed Nasdaq’s expatriates assigned to Nasdaq’s international subsidiaries. Nasdaq International is a London based marketing company. Nasdaq Financial Products is the sponsor of the Nasdaq-100 TrustSM. Nasdaq Financial Product Services (Ireland) Limited (“Nasdaq Ireland”) is a wholly owned subsidiary of Nasdaq Financial Products. Nasdaq Ireland is the manager of The Nasdaq ETF Funds plc. Nasdaq Canada is an extension of Nasdaq’s North American trading platform within Canada, which has received regulatory approval to provide trading access in two provinces, Quebec and British Columbia.

On October 31, 2003, Quadsan Enterprises, Inc. (“Quadsan”), previously a wholly-owned subsidiary of Nasdaq that provided investment management services, was merged with and into Nasdaq. Prior to December 18,

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

2003, Nasdaq owned a 63.0% interest in Nasdaq Europe S.A./N.V. (“Nasdaq EuropeSM”), which had previously operated an equities market based in Brussels, Belgium. On December 18, 2003, Nasdaq transferred its interest in Nasdaq Europe to a third party. See Note 2, “Significant Transactions,” for further discussion.

2. Significant Transactions

Strategic Review

During the second quarter of 2003, Nasdaq announced the results of a strategic review of its operations designed to position Nasdaq for improved profitability and growth. This strategic review included the elimination of non-core products and initiatives and resulted in a reduction in Nasdaq’s workforce. For the year ended December 31, 2003, a total pre-tax charge to earnings of $145.5 million was recorded. The net impact to Nasdaq was a total pre-tax charge of $143.5 million. The difference represented costs absorbed by minority shareholders of Nasdaq Europe. The charge recorded reflects the completion of the costs associated with Nasdaq’s strategic review. As shown in the following table, the total charge of $145.5 million includes $97.9 million from continuing operations and $47.6 million from discontinued operations related to Nasdaq Europe and IndigoMarkets. See Note 3, “Discontinued Operations,” for further discussion. The charge was primarily recorded to Property and equipment, Goodwill, Other intangible assets, Other accrued liabilities and Accrued personnel costs on the Consolidated Balance Sheets.

The following table summarizes the strategic review charges included in the Consolidated Statements of Operations:

Year Ended December 31, 2003
(in millions)
Continuing Operations
Non Core Product Lines and Initiatives:
Impairment of capitalized software and fixed assets	$21.1
Impairment of goodwill and intangible assets	8.2
Contract cancellations	11.4
Other exit costs	11.6

Total non-core product lines and initiatives	52.3

Severance and benefit costs	32.4
Loss on early extinguishment of debt	13.2

Total continuing operations strategic review charge	$97.9

Discontinued Operations
Nasdaq Europe:
Impairment of technology platform	$29.4
Severance and benefit costs	2.5
Impairment of goodwill	8.1
Other exit costs including contract cancellations	8.2

Total Nasdaq Europe	48.2
Gain on disposition of IndigoMarkets	(0.6)

Total discontinued operations strategic review charge	$47.6

Total strategic review charge	$145.5

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Continuing Operations

Non-core product lines and initiatives included in the strategic review were:

•	Primex—Primex was an electronic auction system. Nasdaq ended its exclusive rights agreement with Primex Trading N.A., L.L.C. on December 31, 2003. Nasdaq decided to consolidate its trading services to a common functionality within the SuperMontage system and ceased offering Primex effective January 16, 2004.

•	Nasdaq Tools—Nasdaq Tools was an order management system that ran on the Nasdaq Application Programming Interface using the Nasdaq Workstation II and was wound down throughout 2003. Nasdaq Tools was a previously wholly-owned subsidiary of Nasdaq and was merged with and into Nasdaq on July 31, 2002.

•	Nasdaq LIFFE Markets, LLC (“NQLX”)—NQLX was a joint venture with the London International Financial Futures Exchange (“LIFFE”) to create a market for single stock futures and other futures products. On July 24, 2003, Nasdaq redeemed its interest in the NQLX joint venture and transferred its ownership interest to LIFFE. LIFFE assumed financial and management responsibility for NQLX. This change did not have any impact on the operation of NQLX, but usage of the Nasdaq brand by the company ceased.

•	The Bulletin Board Exchange (“BBX”)—BBX was a proposed platform for companies not eligible for the Nasdaq SmallCap Markets to raise equity capital and increase the visibility of their stock. The Over the Counter Bulletin Board (“OTCBB”) will continue its existing operations.

•	Liquidity Tracker—Liquidity Tracker was an automated order routing system designed to allow traders to direct orders to specific market makers based on recent trading activity. Liquidity Tracker ceased operations as of June 30, 2003.

•	MarketSite Tower—MarketSite Tower is located at Nasdaq’s Times Square, New York location. The video wall portion of the Tower was deemed impaired.

The charge related to the elimination of the above non-core products and initiatives was approximately $52.3 million for the year ended December 31, 2003. Included in the charge was the reduction of Nasdaq’s investment in NQLX of $6.3 million due to the redemption of Nasdaq’s interest in the NQLX joint venture, the impairment of goodwill of $4.1 million associated with Nasdaq Tools, the impairment of certain intangible assets of $4.1 million, impairment of various capitalized software and fixed assets of $21.1 million, contract cancellations of $11.4 million and other costs of $5.3 million. Included in the $21.1 million impairment of various capitalized software and fixed assets is a $12.3 million impairment on the MarketSite Tower. See “Impairment of Long-Lived Assets,” of Note 4, “Summary of Significant Accounting Policies,” for further discussion. The remaining impairment of capitalized software and fixed assets relates to the eliminated products specifically Nasdaq Tools, Primex, BBX and Liquidity Tracker.

In addition, the charges from continuing operations recorded included severance costs of $32.4 million and the loss on early extinguishment of long-term debt of $13.2 million. The severance costs included $13.8 million related to the reductions in force of 329 employees. The remaining $18.6 million of severance costs relate to the fulfillment of employment contracts and obligations associated with the retirement and departure of certain members of senior management. Total headcount was 956 as of December 31, 2003 versus 1,227 as of December 31, 2002. The extinguishment of debt costs relate to the redemption of $150.0 million in aggregate principal amount of Nasdaq’s 5.83% Senior Notes due 2007 (the “Senior Notes”). In conjunction with its strategic review,

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Nasdaq reassessed its capital needs and determined that it no longer needed the liquidity of the Senior Notes. See Long-term debt section below for further discussion.

The following table summarizes the strategic review accrual activity from initiation of Nasdaq’s activities through December 31, 2003. Note that such accruals are recorded to Other accrued liabilities and Accrued personnel costs in the current liabilities section and to Other liabilities in the non-current liabilities section of the Consolidated Balance Sheets. Nasdaq expects to fund the majority of these reserves by the end of 2004.

	Severance for U.S. Employees	Products & Other	Total
	(in millions)
Charges	$32.4	$14.7	$47.1
Cash payments	(15.7)	(3.7)	(19.4)
Other	(0.3)	(0.3)	(0.6)

Accrued liabilities associated with the strategic review as of December 31, 2003	$16.4	$10.7	$27.1

Discontinued Operations

Discontinued operations included in the strategic review were:

•	Nasdaq Europe—Nasdaq Europe was a pan-European stock market licensed in Belgium. See below for complete discussion of the wind-down and eventual transfer of shares of Nasdaq Europe.

•	IndigoMarkets Ltd. (“IndigoMarkets”)—IndigoMarkets was a joint venture with SSI Limited (“SSI”) to develop international trading platforms. On September 30, 2003, Nasdaq Global sold its interest in the joint venture to SSI and recognized a gain on the sale of approximately $0.6 million.

Europe

As a result of the strategic review, Nasdaq supported the closing of the market operated by Nasdaq Europe, in which Nasdaq owned a 63.0% interest through December 18, 2003. At an Extraordinary General Meeting held on June 26, 2003, the shareholders of Nasdaq Europe voted to discontinue operations of the market, and, as a result, market operations were wound-down pursuant to a Transition Plan approved by the Belgian Banking and Finance Commission. As Nasdaq Europe was winding-down its market operations, Nasdaq reached an agreement to transfer all of Nasdaq’s shares in Nasdaq Europe to one of that company’s original investors; the cash consideration for the transaction was nominal. The transfer of Nasdaq’s shares of Nasdaq Europe was completed on December 18, 2003. The entity ceased using the Nasdaq Europe name after the transaction. As part of the transaction, Nasdaq Europe’s new owner committed to seek to restructure that company’s obligations and, in that context, to request from certain major creditors releases of any claims they might have against Nasdaq Europe’s former directors, officers and shareholders (if such claims are related to Nasdaq’s prior ownership interest in Nasdaq Europe). At the time of the transfer, Nasdaq Europe had approximately $12 million of external debt and accrued interest. Nasdaq has recorded liabilities that management believes are sufficient to satisfy any potential claims against Nasdaq.

Also, as part of Nasdaq’s strategic review, during the third quarter of 2003, Nasdaq supported Nasdaq Europe’s position in favor of the decision of the shareholders of Nasdaq Deutschland AG (“Nasdaq Deutschland”), a German exchange in which Nasdaq Europe had a 50.0% interest, to suspend that company’s

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

trading operations effective August 29, 2003. Nasdaq Europe transferred all of its shares in Nasdaq Deutschland to one of the other shareholders, BWB Holding AG, as of August 29, 2003.

The charge related to the orderly wind-down and liquidation of market operations in Belgium and Germany was approximately $48.2 million (excluding the minority interest benefit of $2.0 million) for the year ended December 31, 2003. The $48.2 million charge includes the $29.4 million impairment of certain technology platforms held for sale and owned by Nasdaq Europe, the impairment of goodwill of $8.1 million (Nasdaq Europe and Nasdaq Deutschland), severance costs of $2.5 million and other costs of $8.2 million including contract cancellations.

Nasdaq Europe S.A./N.V.

On March 27, 2001, Nasdaq acquired a majority ownership interest in the European Association of Securities Dealers Automated Quotation S.A./N.V., a pan-European stock market headquartered in Brussels, for approximately $12.5 million. Nasdaq renamed the company Nasdaq Europe S.A./N.V. as part of a plan to restructure it into a globally linked, pan-European market. Nasdaq’s acquisition was accounted for under the purchase method of accounting, resulting in the initial recording of goodwill of approximately $4.7 million. During 2001, Nasdaq purchased an additional 2.0% ownership of Nasdaq Europe for approximately $6.0 million and sold 1.2% of its ownership in Nasdaq Europe to a third party. Also during 2001, Nasdaq Europe sold additional shares representing a 9.0% ownership interest for approximately $13.9 million to third party investors. In the first quarter of 2002, Nasdaq Europe sold additional shares to a third party, resulting in an increase of $0.7 million to Nasdaq’s stockholders’ equity.

In October 2002, Nasdaq Europe’s strategic investors committed to converting the majority of Nasdaq Europe’s external debt to equity. The conversion was formally approved by Nasdaq Europe’s Board of Directors in March 2003. On May 26, 2003 the strategic investors converted approximately $17.9 million or 63.3% of Nasdaq Europe’s external debt to equity ($51.5 million or 83.2% including intercompany debt with Nasdaq). After the conversion, Nasdaq had a 63.0% ownership interest in Nasdaq Europe.

As mentioned above, as part of the strategic review, the market operated by Nasdaq Europe was subsequently wound down and Nasdaq’s ownership interest in that company was later transferred to a third party. During the third quarter of 2003, the losses incurred by Nasdaq Europe exceeded the minority shareholders’ interests. Therefore, once the minority shareholders reached this point, Nasdaq absorbed 100.0% of Nasdaq Europe’s losses and strategic review charges. See above for further discussion of the strategic review.

Nasdaq Deutschland

On October 30, 2002, Nasdaq’s then majority owned subsidiary, Nasdaq Europe, the Berlin and Bremen Stock Exchanges, comdirekt bank, Commerzbank and Dresdner Bank, agreed to recapitalize Bremer Wertpapierbörse AG, a German stock exchange, that was rebranded as “Nasdaq Deutschland AG.” The recapitalization of Bremer Wertpapierbörse AG was finalized on January 21, 2003. This exchange was 50.0% owned and controlled by Nasdaq Europe.

On August 11, 2003, the shareholders of Nasdaq Deutschland® agreed to suspend that company’s trading operations effective August 29, 2003. Also effective August 29, 2003, Nasdaq Europe transferred all of its shares in Nasdaq Deutschland to one of the other shareholders, BWB Holding AG. All shareholders of Nasdaq Deutschland agreed to release and discharge each other from certain claims that they may have had against each other in connection with certain agreements related to the operations and control of Nasdaq Deutschland.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

As a result of these events, Nasdaq recognized costs from transferring its investment in Nasdaq Deutschland including a write-down of the trading platform used for Nasdaq Deutschland and the associated investment and goodwill.

Prior to August 29, 2003, Nasdaq Europe consolidated Nasdaq Deutschland in its consolidated results. Nasdaq Europe’s acquisition of Nasdaq Deutschland was accounted for under the purchase method of accounting, resulting in the initial recording of goodwill of $2.0 million and a non-amortizing intangible asset of $0.7 million.

Long-term Debt

On September 30, 2003, Nasdaq redeemed the $150.0 million of its Senior Notes. In conjunction with its strategic review, Nasdaq reassessed its capital needs and determined that it no longer needed the liquidity of the Senior Notes. Nasdaq paid the holders of the Senior Notes $150.0 million in outstanding principal amount, accrued interest of $1.2 million and an aggregate make-whole payment of approximately $12.6 million (representing the net present value of future payments). The repayment amounts reflected the terms of the Senior Notes, except that the parties agreed to a reduced make-whole amount equal to the excess of the discounted value of the remaining scheduled payments discounted at a factor equal to 100 basis points over the yield to maturity of U.S. Treasury securities having a maturity equal to the remaining average life of the redeemed amount. This represented a renegotiation of the 50 basis points over the yield to maturity required by the terms of the Senior Notes. Nasdaq recorded a $13.2 million pre-tax charge in the third quarter of 2003 related to the redemption of the Senior Notes. This charge included the make-whole payment and capitalized costs related to the issuance of the Senior Notes. Nasdaq used funds from available cash and investments to finance the redemption.

Nasdaq Japan

During the second quarter of 2002, Nasdaq recognized an other-than-temporary impairment charge on its equity investment in Nasdaq Japan®. Nasdaq recognized this impairment as a result of the depressed level of market activity in Japan, combined with the suspension of Nasdaq Japan’s hybrid trading system due to the inability to gain exchange approval of market rules and industry participation. These conditions led management to conclude that Nasdaq Japan would not be profitable in the foreseeable future. As a result, Nasdaq Japan’s financial liabilities to Nasdaq were not expected to be repaid and were recognized as a loss.

The net impact of the other-than-temporary impairment on Nasdaq’s pre-tax income was $15.2 million. This represented a complete write-down of the investment, outstanding and unfunded loans (an additional $6.0 million was loaned and $7.0 million was committed), foreign exchange translation losses and other receivables, partially offset by a re-valuation of certain variable Nasdaq Japan stock based awards of approximately $7.9 million.

On August 16, 2002, the Board of Directors of Nasdaq Japan voted to take the company to dormant status, effectively ceasing operations. After careful consideration, Nasdaq Japan’s Board concluded that under the economic circumstances there was not a profitable path forward for the company. Nasdaq Japan entered into liquidation status in late November 2002 and was completely dissolved by the end of May 2003. Companies listed on the Nasdaq Japan Market retained their listing on the Osaka Exchange and experienced no disruption to trading.

During the second quarter of 2003, Nasdaq reversed $5.0 million of the reserves related to Nasdaq Japan due to favorable contract negotiations and lower legal costs resulting from the complete liquidation of Nasdaq Japan.

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Notes to Consolidated Financial Statements—(Continued)

Nasdaq Member Revenue Sharing

Effective June 1, 2002, Nasdaq terminated its market data revenue sharing program for securities listed on The Nasdaq Stock Market, as a result of the SEC’s decision to abrogate certain market participant tape sharing pilot programs. The SEC’s action was in response to concerns about the effect of market data rebates on the accuracy of market data and the regulatory functions of self-regulatory organizations. The SEC’s action allows Nasdaq and competing exchanges to retain tape revenue. Nasdaq continues to share market data revenue with the exchanges that participate in the Unlisted Trading Privileges (“UTP”) Plan based on their respective share of volume and trades of securities listed on The Nasdaq Stock Market. In addition, Nasdaq InterMarket continues to share tape revenue with Nasdaq market participants who report trades in the New York Stock Exchange (“NYSE”) and the American Stock Exchange (“Amex”) listed securities through Nasdaq.

In August 2003 Nasdaq filed with the SEC on an immediately effective basis, a Nasdaq General Revenue Sharing program, which like The National Stock Exchange’s General Revenue Sharing Program, shares operating revenue from multiple business lines in addition to tape fee revenue. The new program shares operating revenue, which is interpreted to mean net revenue after expenses from all services that derive revenue from member trading and trade-reporting activity in Nasdaq-listed securities. As such, the program will provide an incentive for quoting market participants to send orders to SuperMontage and report trades to ACT. Nasdaq did not share any revenues during 2003, but began sharing revenues under the new program in January 2004.

Repurchase of Shares from the NASD

On March 8, 2002, Nasdaq completed the Repurchase by purchasing 33,768,895 shares of Nasdaq’s Common Stock owned by the NASD, which represented all of the remaining outstanding shares of Common Stock owned by the NASD, except for the 43,225,976 shares of Common Stock underlying the warrants issued by the NASD as part of the Restructuring. Nasdaq purchased the Common Stock for approximately $305.2 million in aggregate cash consideration, 1,338,402 shares of Nasdaq’s Series A Cumulative Preferred Stock and one share of Nasdaq’s Series B Preferred Stock. The NASD owns all of the outstanding shares of Series A and Series B Preferred Stock. All of the shares of Common Stock repurchased by Nasdaq from the NASD have been placed into Common Stock in treasury. See Note 20, “Capital Stock,” for further discussion.

Other Restructuring and Related Party Transactions

In conjunction with settling various issues associated with the Restructuring, the NASD made a payment to Nasdaq in the amount of $5.6 million during the first quarter of 2002. Nasdaq treated the payment as a contribution and reflected it in Additional paid-in capital on its Consolidated Balance Sheet. In addition, during December 2002, Nasdaq purchased the NASD’s 50.0% interest in the NASD Insurance Agency, LLC (subsequently renamed the Nasdaq Insurance Agency, LLC) for $0.5 million. The payment was recorded as a distribution to the NASD. Nasdaq accounts for its investment in the Nasdaq Insurance Agency under the equity method of accounting. The agency provides insurance brokerage services and specializes in the director and officer liability insurance market.

Nasdaq Europe Planning Company Limited

In February 2000, the NASD formed a joint venture, Nasdaq Europe Planning, with three partners, whereby each partner contributed $10.0 million in cash. Nasdaq Europe Planning’s proposed joint venture did not occur due to a strategic decision to pursue a strategy for European expansion through the acquisition in March 2001 of a controlling interest in Nasdaq Europe rather than through Nasdaq Europe Planning. As a result,

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Notes to Consolidated Financial Statements—(Continued)

Nasdaq agreed to repurchase the ownership interests of the three other shareholders in Nasdaq Europe Planning for $10.0 million each, thereby unwinding the joint venture. The repurchase of two of the shareholders was completed in the first quarter of 2001 for cash payments of $10.0 million each. The repurchase from the third shareholder was completed in the fourth quarter of 2001 for aggregate consideration estimated at $10.0 million, comprised of cash of $7.4 million, a warrant to purchase up to 479,648 shares of Common Stock, and 7,211 shares of Nasdaq Europe. As of December 31, 2001, Nasdaq owned 100.0% of Nasdaq Europe Planning. Nasdaq has determined to dissolve or otherwise wind-down Nasdaq Europe Planning, which is currently inactive.

3. Discontinued Operations

On September 30, 2003, Nasdaq Global sold its interest in IndigoMarkets to its partner SSI and recognized a gain of approximately $0.6 million on the sale. In addition, on December 18, 2003, Nasdaq transferred its interest in Nasdaq Europe to one of that company’s original investors for nominal cash consideration. See Note 2, “Significant Transactions,” for further discussion.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), both Nasdaq Europe and IndigoMarkets are reflected as discontinued operations for all periods presented. As discontinued operations, the revenues, costs and expenses and cash flows of Nasdaq Europe and IndigoMarkets have been excluded from the respective captions in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows, and have been presented separately as “Loss from discontinued operations” and as “Cash used in discontinued operations.” In addition, the assets and liabilities of Nasdaq Europe and IndigoMarkets have been excluded from the respective captions in the Consolidated Balance Sheets at December 31, 2003 and 2002, and have been reported as “Current assets of discontinued operations,” “Non-current assets of discontinued operations,” “Current liabilities of discontinued operations,” “Non-current liabilities of discontinued operations,” and “Minority interests of discontinued operations.”

The following table presents condensed, combined results of operations for Nasdaq Europe and IndigoMarkets.

	Years Ended December 31,
	2003	2002	2001
	(in millions)
Revenues	$10.6	$11.6	$8.0
Pre-tax loss	(64.0)	(21.8)	(19.6)
Benefit (provision) for income taxes	3.7	(0.1)	—
Loss from discontinued operations	$(60.3)	$(21.9)	$(19.6)

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Notes to Consolidated Financial Statements—(Continued)

The following table presents the combined carrying amounts of the major classes of assets and liabilities of Nasdaq Europe and IndigoMarkets:

	December 31,
	2003	2002
	(in millions)
Current assets:
Cash and cash equivalents	$—	$2.8
Receivables, net	—	9.0
Other current assets	—	2.8

Total current assets of discontinued operations	—	14.6
Net property and equipment	—	32.5
Goodwill	—	6.1
Other assets	—	8.2

Total non-current assets of discontinued operations	—	46.8

Total assets of discontinued operations	$—	$61.4

Current liabilities:
Accounts payable and accrued expenses	$—	$18.0
Current portion of senior notes	—	11.3
Other liabilities	—	2.3

Total current liabilities of discontinued operations	—	31.6
Long-term debt	—	14.7
Other liabilities	—	1.8

Total non-current liabilities of discontinued operations	—	16.5
Total liabilities of discontinued operations	$—	$48.1

Minority interests of discontinued operations	$—	$(6.5)

The remainder of the notes to the consolidated financial statements reflects results from continuing operations, unless otherwise noted.

4. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nasdaq and its majority and wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All non-majority owned investments are accounted for under the equity method of accounting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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Notes to Consolidated Financial Statements—(Continued)

Segments

In 2003, Nasdaq changed its organization structure from operating under one segment to operating under two segments. Under the new structure, our new Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131. Nasdaq’s two segments are managed and operated as strategic business units and organized by products and services.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and all non-restricted highly liquid investments purchased with a remaining maturity of three months or less at the time of purchase. Such equivalent investments included in cash and cash equivalents in the Consolidated Balance Sheets were $138.8 million and $192.8 million at December 31, 2003 and 2002, respectively. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Investments

Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS 115”) management determines the appropriate classification of investments at the time of purchase. Investments for which Nasdaq does not have the intent or ability to hold to maturity are classified as “available-for-sale” and are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity. Investments for which Nasdaq has the intent and ability to hold to maturity are classified as “held-to-maturity” and are carried at amortized cost. The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts, which are included in interest income. Realized gains and losses on sales of securities are included in earnings using the specific identification method.

Nasdaq regularly monitors and evaluates the realizable value of its securities portfolio. When assessing securities for other-than-temporary declines in value, Nasdaq considers such factors as, among other things, the duration to which the market value had been less than cost, the performance of the investee’s stock price in relation to the stock price of its competitors within the industry and the market in general, any news that has been released specific to the investee and the outlook for the overall industry in which the investee operates. Nasdaq also reviews the financial statements of the investee to determine if the investee is experiencing financial difficulties. If events and circumstances indicate that a decline in the value of these assets has occurred and is deemed to be other than-temporary, the carrying value of the security is reduced to its fair value and the impairment is charged to earnings. As of December 31, 2003, Nasdaq liquidated all equity securities.

Receivables, net

Nasdaq’s receivables are concentrated with NASD member firms, market data vendors and Nasdaq listed companies. Receivables are shown net of reserves for uncollectible accounts. Reserves are calculated based on the age and source of the underlying receivable and are tied to past collections experience. Total reserves netted against receivables in the Consolidated Balance Sheets were $1.7 million and $5.9 million at December 31, 2003 and 2002, respectively.

Property and Equipment

Property and equipment including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Land is recorded at cost. Equipment acquired under capital leases is recorded at

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Notes to Consolidated Financial Statements—(Continued)

the lower of fair market value or the present value of future lease payments. Depreciation is generally recognized over the estimated useful lives of the related assets. Estimated useful lives generally range from 10 to 40 years for buildings and improvements, two to seven years for data processing equipment and software and five to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Depreciation and amortization are computed by the straight-line method. Depreciation expense was $81.9 million, $82.4 million and $76.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Property and equipment includes capital leases of $6.4 million and $14.6 million and accumulated amortization of $4.8 million and $5.1 million for the years ended December 31, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As a result of the adoption of SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) in the first quarter of fiscal 2002, goodwill and certain intangibles will no longer be amortized, but instead tested for impairment at least annually. For the year ended December 31, 2001 goodwill and other intangible assets were amortized using the straight-line method over their estimated period of benefit, ranging from five to 10 years. Nasdaq evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate an impairment exists. As of December 31, 2003 and 2002, goodwill and other intangibles were $0.9 million and $10.2 million, respectively. As a result of Nasdaq’s strategic review, the goodwill was considered impaired and written down to zero. At December 31, 2002, $4.1 million of Nasdaq’s goodwill related to the acquisition of Nasdaq Tools was from continuing operations. The remaining $6.1 million of goodwill related to Nasdaq Europe and is included in the Non-current assets of discontinued operations line item on the Consolidated Balance Sheets. Goodwill amortization expense was $1.3 million for the year ended December 31, 2001. Other intangible asset amortization expense was $1.3 million, $2.4 million and $2.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. If a write-down were required, Nasdaq would prepare a discounted cash flow analysis to determine the amount of the write-down.

During the fourth quarter of 2003, Nasdaq recognized a $12.3 million impairment charge on the video wall on the MarketSite Tower at its Times Square, New York location, based on a significant adverse change in the extent and manner in which the Tower portion of the MarketSite was used. In earlier years, the Tower portion of the MarketSite generated revenues from advertising. However, in the economic downturn that followed September 11th and the fall in the technology sector, the revenues from the Tower began to decline steeply and the Tower operated at a significant net loss. Nasdaq’s new executive management team was put in place in May 2003 and tried to find alternatives and other strategic uses for the video wall on the MarketSite Tower. However, in the fourth quarter of 2003, it was determined that the Tower would never generate the originally forecasted amounts as the modules that make up the sign are considered outdated and the Tower faces competition from newer advertising technology. Nasdaq obtained a quoted market price valuation from an independent third party and recognized the excess of the carrying amount over the fair value as an impairment charge. The impairment

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Notes to Consolidated Financial Statements—(Continued)

charge was included in the Elimination of non-core product lines, initiatives and severance line item on the Consolidated Statements of Operations.

Revenue Recognition

Market Services Segment: Transaction Services revenues are variable, and are based on service volumes, and are recognized as transactions occur. Market Information Services revenues are based on the number of presentation devices in service and market data information quotes delivered through those devices. These revenues are recorded net of amounts due under revenue sharing arrangements with market participants. Market Information Services revenues are recognized in the month that information is provided. Issuer Services Segment: Corporate Client Group revenues include annual fees, initial listing fees and listing of additional shares (“LAS”) fees. Effective January 1, 2000, Nasdaq adopted Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements” (“SAB 101”). Annual fees are recognized ratably over the following 12-month period. Initial listing and LAS fees are recognized on a straight-line basis over estimated service periods, which are six and four years, respectively. Prior to 2000, initial listing fees were recognized in the month listing occurred and LAS fees were recognized in the period the additional shares were issued. For Nasdaq Financial Products’ revenues, Nasdaq receives license fees for its trademark licenses related to the QQQ and other financial products linked to Nasdaq indices issued in the U.S. and abroad. These revenues are recognized as earned.

Stock Compensation

Nasdaq accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”). Nasdaq grants stock options with an exercise price equal to the fair market value of the stock at the date of the grant, and accordingly, recognizes no compensation expense related to such grants.

In the first quarter of 2003, Nasdaq adopted the disclosure requirements of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends the disclosure requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). Pro forma disclosures of net income and earnings per share as if the fair value method had been applied in measuring compensation expense are provided in Note 14, “Stock Compensation and Stock Awards.”

Deferred Revenue

Deferred revenue represents cash received and billed receivables for the Corporate Client Group, which are unearned until services are provided.

Advertising Costs

Nasdaq expenses advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs included as Marketing and advertising in the Consolidated Statements of Operations totaled $9.7 million, $13.4 million and $13.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Software Costs

Significant purchased application software and operational software that are an integral part of computer hardware are capitalized and amortized on the straight-line method over their estimated useful lives, generally two to seven years. All other purchased software is charged to expense as incurred.

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Notes to Consolidated Financial Statements—(Continued)

The provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) require certain costs incurred in connection with developing or obtaining internal use software to be capitalized. Unamortized capitalized software development costs of $65.5 million and $71.1 million as of December 31, 2003 and 2002, respectively, are carried in Data processing equipment and software in the Consolidated Balance Sheets. Amortization of costs capitalized under SOP 98-1 totaled $15.9 million, $13.4 million and $7.0 million for 2003, 2002 and 2001, respectively, and are included in Depreciation and amortization in the Consolidated Statements of Operations. Additions to capitalized software were $10.3 million and $19.3 million in 2003 and 2002, respectively.

SFAS No. 34, “Capitalization of Interest Cost” (“SFAS 34”), requires the capitalization of interest as part of the historical cost of acquiring assets, for all costs incurred to get the assets ready for their internal use. SOP 98-1 includes interest costs incurred while developing internal-use software as capitalizable costs under SFAS 34. As the effect of capitalization of interest cost related to the development of internal-use software is not material when compared with the effect of expensing these interest costs as incurred, all interest costs have been expensed.

Income Taxes

Nasdaq and its eligible subsidiaries file a consolidated U.S. federal income tax return and all applicable state and local returns. Nasdaq uses the asset and liability method required by SFAS No. 109, “Accounting for Income Taxes”, to provide income taxes on all transactions recorded in the consolidated financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Foreign currency translation also includes the translation of gains and losses for non-U.S. equity method investments.

Minority Interests

Minority interests in the Consolidated Balance Sheets represent the minority owners’ share of equity as of the balance sheet date. As of December 31, 2003, the Minority interests balance was zero as a result of Nasdaq’s transfer of interests in Nasdaq Europe and IndigoMarkets. Both of these investments had minority shareholders. At December 31, 2002, the minority shareholders’ share of equity is recorded as Minority interests of discontinued operations on the Consolidated Balance Sheets.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

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Notes to Consolidated Financial Statements—(Continued)

5. Deferred Revenue

Nasdaq’s deferred revenue as of December 31, 2003 relating to Corporate Client Group fees will be recognized in the following years:

	Initial	LAS	Annual and Other	Total
	(in thousands)
Fiscal year ended
2004	$29,089	$30,650	$—	$59,739
2005	22,759	20,764	—	43,523
2006	12,572	10,407	—	22,979
2007	7,549	4,136	—	11,685
2008 and thereafter	6,516	—	—	6,516

	$78,485	$65,957	$—	$144,442

Nasdaq’s deferred revenue for the year ended December 31, 2003 and 2002 are reflected in the following tables. The additions reflect Corporate Client Group revenues charged during the year while the amortization reflects Corporate Client Group revenues recognized during the year based on SAB 101.

	Initial	LAS	Annual and Other	Total
	(in thousands)
Balance at January 1, 2003	$93,857	$72,841	$—	$166,698
Additions	16,886	30,206	97,964	145,056
Amortization	(32,258)	(37,090)	(97,964)	(167,312)

Balance at December 31, 2003	$78,485	$65,957	$—	$144,442

	Initial	LAS	Annual and Other	Total
	(in thousands)
Balance at January 1, 2002	$104,629	$82,424	$—	$187,053
Additions	22,840	27,948	102,107	152,895
Amortization	(33,612)	(37,531)	(102,107)	(173,250)

Balance at December 31, 2002	$93,857	$72,841	$—	$166,698

6. Real Estate Developments

During the fourth quarter of 2001, as a result of the terrorist attacks on September 11, 2001, Nasdaq decided to relocate its New York City headquarters from One Liberty Plaza, which was adjacent to the site where the World Trade Center Towers stood, to a location closer to its Times Square MarketSite Building. As of December 31, 2001, Nasdaq was obligated under the terms of its One Liberty Plaza lease to pay $106.9 million over the remaining life of the lease and recorded an estimated loss on the sublease of $21.5 million, which was included in Other expenses on the Consolidated Statements of Operations.

Nasdaq signed a lease commencing May 1, 2002 at 1500 Broadway, directly across from the MarketSite building and began marketing the space at its One Liberty Plaza location. Due to the softening of the real estate market in lower Manhattan, Nasdaq reconsidered its decision to relocate to 1500 Broadway and decided to support the downtown Manhattan community and maintain its headquarters at One Liberty Plaza. As a result of the decision to remain at One Liberty Plaza, Nasdaq reevaluated the loss recorded in 2001 for One Liberty Plaza as well as its original plans to move to 1500 Broadway. As of December 31, 2002, Nasdaq was obligated under

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Notes to Consolidated Financial Statements—(Continued)

the terms of its 1500 Broadway lease to pay $84.5 million over the life of the lease. At December 31, 2002, the estimated loss on the sublease (including interest accretion) was approximately $23.2 million including leasehold improvements. Nasdaq updated the loss estimate as of December 31, 2003 based on current assumptions and determined the original estimate was still considered proper. At December 31, 2003, the estimated loss on the sublease was approximately $20.5 million. The estimated loss was adjusted throughout the year to reflect interest accretion and rental payments made during 2003. The estimated loss was calculated using a 7.5% net discount rate and an estimated 21 year sublease term commencing in 2004 at estimated market rates.

As a result of September 11, 2001, it was necessary for Nasdaq to make certain non-budgeted expenditures including, but not limited to, costs related to the efforts to restore services to market participants, the testing of trading systems and required reconfiguring of technology, telecommunications and alternative office facilities due to the temporary relocation of employees. These other third and fourth quarter 2001 expenses of $1.7 million were included in Other expenses on the Consolidated Statements of Operations. During 2002, Nasdaq received $0.4 million of insurance reimbursement relating to the above claim and is included in Other revenues on the Consolidated Statements of Operations. In the third quarter of 2003, Nasdaq also received $1.9 million of insurance reimbursement relating to the Business Interruption claim that was separately filed. This reimbursement was also included in Other revenues on the Consolidated Statements of Operations. No further reimbursements are expected in future periods.

During 2003, Nasdaq decided to vacate part of the space it occupies in Rockville, Maryland at 9600 Blackwell. As of December 31, 2003, Nasdaq was obligated under the terms of this lease to pay $7.7 million over the remaining life of the lease and recorded an estimated loss on the sublease of $2.3 million, which was included in Other expenses on the Consolidated Statements of Operations. Also, as a part of the strategic review, Nasdaq vacated the space Nasdaq Tools occupied at 15 Exchange Place, Jersey City, New Jersey. As of December 31, 2003 Nasdaq was obligated under the terms of this lease to pay $2.8 million over the remaining life of the lease and recorded an estimated loss on the sublease of $1.2 million, which was included in the Elimination of non-core product lines, initiatives and severance on the Consolidated Statements of Operations. Both estimated losses were calculated using a 7.5% net discount rate and estimated 8 year and 7 year sublease terms for 9600 Blackwell and 15 Exchange Place, respectively and, commencing in the later part of 2004 at estimated market rates.

At December 31, 2003, management believes the sublease reserve balance for the above properties is adequate. All space is currently being marketed for sublease.

7. Investments

Investments consist of U.S. Treasury securities, obligations of U.S. Government sponsored enterprises, municipal bonds and other financial instruments. Following is a summary of investments classified as available-for-sale that are carried at fair value as of December 31, 2003:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$112,700	$169	$254	$112,615
Obligations of states and political subdivisions	13,966	125	9	14,082
Asset backed securities	10,708	62	—	10,770
U.S. corporate securities	48,229	62	54	48,237

Total	$185,603	$418	$317	$185,704

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Notes to Consolidated Financial Statements—(Continued)

At December 31, 2003, all held-to-maturity investments consisted of U.S. Treasury securities and obligations of U.S. government agencies. The cost of the securities were $28.3 million and had gross unrealized capital gains of $54 thousand and a total estimated fair value of $28.3 million at December 31, 2003.

Following is a summary of investments classified as available-for-sale which are carried at fair value as of December 31, 2002:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$115,941	$801	$137	$116,605
Obligations of states and political subdivisions	12,726	128	—	12,854
Asset-backed securities	24,645	179	—	24,824
U.S. corporate securities	55,865	404	91	56,178

Total debt securities	209,177	1,512	228	210,461
Equity securities	13,946	513	2,795	11,664

Total	$223,123	$2,025	$3,023	$222,125

At December 31, 2002, all held-to-maturity investments consisted of U.S. Treasury securities and obligations of U.S. government agencies. The cost of the securities were $28.4 million and had gross unrealized capital gains of $577 thousand and a total estimated fair value of $29.0 million at December 31, 2003.

The cost and estimated fair value of debt securities classified as available-for-sale that are carried at fair value at December 31, 2003, by contractual maturity, are shown below.

		Gross Unrealized		Estimated Fair Value
	Cost	Gain	Loss
Due in one year or less	$151,127	$264	$271	$151,120
Due after one through five years	34,476	154	46	34,584

Total	$185,603	$418	$317	$185,704

All investments classified as held-to-maturity mature in 2004 and 2005 in the amounts of $23.8 million and $4.5 million, respectively.

During the years ended December 31, 2003 and 2002, debt and marketable equity available-for-sale securities with a fair value at the date of sale of $86.5 million and $209.8 million, respectively, were sold. For the years ended December 31, 2003, 2002 and 2001, the gross realized gains on such sales totaled $1.7 million, $3.0 million and $1.8 million, respectively and the gross realized losses totaled $1.1 million, $2.9 million and $4.2 million, respectively. The net adjustment after tax to unrealized holding (losses) on available-for-sale securities included as a separate component of stockholders’ equity totaled $(0.2) million, $(1.1) million and $(1.2) million for 2003, 2002 and 2001, respectively. The net adjustment to unrealized gains (losses) on available-for-sale securities included as a separate component of stockholders’ equity due to the sale of securities totaled $1.0 million, $(0.9) million and $2.1 million for 2003, 2002 and 2001, respectively.

In accordance with SFAS 115, Nasdaq recognized pre-tax charges of $0.9 million and $1.0 million for the years ended December 31, 2003 and 2002, respectively, attributable to the impairment of five and 11 certain

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Notes to Consolidated Financial Statements—(Continued)

publicly traded equity securities. The impairment charges were related to the decline in the fair value of Nasdaq’s publicly traded equity investments below their cost basis that were judged to be other-than-temporary. Nasdaq recorded the impairment losses in the Consolidated Statements of Operations and adjusted the cost basis of respective securities down to fair value as a new cost basis. As of December 31, 2003, all equity securities including those impaired were sold.

At December 31, 2003 and 2002, investments with a carrying value of approximately $28.3 million and $28.4 million were pledged as collateral for Nasdaq’s $25.0 million note payable. Collateral is limited to U.S. Government and Agency securities with a margined value of not less than 100.0% of the loan and is invested in accordance with the note agreement. See Note 10, “Senior Notes and Credit Facility,” for further discussion.

8. Goodwill and Other Intangible Assets

At December 31, 2002, Nasdaq had goodwill of $10.2 million related to its acquisitions of Nasdaq Europe and Nasdaq Tools. As a part of Nasdaq’s strategic review, the goodwill related to these acquisitions was considered impaired and was written down to zero. At December 31, 2003, Nasdaq did not have any goodwill. At December 31, 2002, $4.1 million of Nasdaq’s goodwill was from continuing operations. The remaining $6.1 million of goodwill related to Nasdaq Europe and is included in the Non-current assets of discontinued operations line item on the Consolidated Balance Sheets.

Intangible assets with a definite life continue to be amortized over their estimated useful lives. At December 31, 2003 and December 31, 2002, Nasdaq had intangible assets of $0.9 million and $6.1 million (net of accumulated amortization of $12.3 million and $6.8 million), respectively. Nasdaq estimates amortization expense of $0.1 million in both 2004 and 2005. At December 31, 2003, of the $0.9 million intangible asset balance, $0.7 million was a minimum pension liability, which is not subject to amortization. See Note 13, “Employee Benefits,” for further discussion.

Through December 31, 2001, goodwill was amortized over periods of five to 10 years on a straight-line basis. The following table presents the impact of SFAS 142 on reported net income and earnings per share had the accounting standard been in effect for December 31, 2001:

	Years Ended December 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Net (loss) income from continuing operations—as reported	$(45,112)	$65,021	$60,055
Add back: Goodwill amortization (net of tax of $506)	—	—	785

Adjusted net (loss) income	$(45,112)	$65,021	$60,840

Basic and diluted (loss) earnings per share:
Reported net (loss) income	$(0.68)	$0.66	$0.52
Add back: Goodwill amortization	—	—	0.01

Adjusted net (loss) income	$(0.68)	$0.66	$0.53

9. Fair Value of Financial Instruments

Nasdaq considers cash and cash equivalents, receivables, receivables from related parties, investments, accounts payable and accrued expenses, accrued personnel costs, obligations under capital leases, senior notes and subordinated notes to be its financial instruments. The carrying amounts reported in the Consolidated

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Notes to Consolidated Financial Statements—(Continued)

Balance Sheets for cash and cash equivalents, receivables, receivables from related parties, investments, accounts payable and accrued expenses, accrued personnel costs and obligations under capital leases closely approximates their fair values due to the short-term nature of these assets and liabilities. The approximate fair value of Nasdaq’s senior notes and subordinated notes were estimated using discounted cash flow analysis based on Nasdaq’s assumed incremental borrowing rates for similar types of borrowing arrangements. This analysis indicates that the fair value of these obligations at December 31, 2003 and 2002 approximates their carrying amounts.

10. Senior Notes and Credit Facility

Nasdaq issued the Senior Notes on May 9, 2002 in a private placement. The Senior Notes were unsecured, paid interest quarterly and were redeemable by Nasdaq at any time, subject to the make-whole payment. The proceeds from the Senior Notes, approximately $149.0 million after payment of placement agent commissions and expenses of this offering, were used to fund a portion of the cash consideration paid to the NASD for the repurchase by Nasdaq of 33.8 million shares of Common Stock owned by the NASD and for general corporate purposes. Interest expensed and paid under the agreement totaled approximately $6.5 million and $5.6 million for the years ended December 31, 2003 and 2002, respectively.

On September 30, 2003, Nasdaq redeemed its $150.0 million outstanding principal amount of the Senior Notes. Under the terms of the Senior Notes, Nasdaq paid the holders of the Senior Notes $150.0 million in outstanding principal amount, accrued interest of $1.2 million and an aggregate make-whole payment of approximately $12.6 million (representing the net present value of future payments). Nasdaq recorded a $13.2 million pre-tax charge in the third quarter of 2003 related to the redemption of the Senior Notes. This charge included the make-whole payment and capitalized costs related to the issuance of the Senior Notes. Nasdaq used funds from available cash and investments to finance the redemption. See Note 2, “Significant Transactions,” for further discussion.

On August 29, 2002, Nasdaq entered into an unsecured revolving credit facility (the “Facility”), which was syndicated to five banks. The Facility made $150.0 million available to Nasdaq for a 364-day term for general corporate purposes at an annual fee of 0.09%. Nasdaq had not utilized this Facility and decided to terminate the Facility effective June 26, 2003.

In May 1997, Nasdaq entered into a $25.0 million note payable with a financial institution (the “Lender”). Principal payments are scheduled to begin in 2007 and continue in equal monthly installments until maturity in 2012. The note requires monthly interest payments through May 2007 at an annual rate of 7.41%. After May 2007, Nasdaq will incur interest equal to the Lenders’ cost of funds rate, as defined in the agreement, plus 0.5%. Interest expensed and paid under the agreement totaled approximately $1.9 million for each of the years ended December 31, 2003, 2002 and 2001.

Nasdaq Europe had $26.0 million of notes payable outstanding with third parties as of December 31, 2002. These notes were denominated in Euros. Nasdaq Europe incurred interest expense at a rate of 6.0% on approximately $4.3 million of the notes and London Inter-Bank Offered Rate plus 1% on the remaining $21.7 million of the notes. Interest expensed and accrued totaled approximately $0.4 million, $1.1 million and $0.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Nasdaq Europe also had $21.7 million of intercompany loans with Nasdaq outstanding as of December 31, 2002. Nasdaq funded these loans to finance the operations of Nasdaq Europe and to enable Nasdaq Europe to invest in Nasdaq Deutschland. In October 2002, Nasdaq Europe’s strategic investors committed to convert the majority of Nasdaq Europe’s external debt to equity. The conversion was formally approved by Nasdaq Europe’s Board of Directors in

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Notes to Consolidated Financial Statements—(Continued)

March 2003. On May 26, 2003 the strategic investors converted approximately $17.9 million or 63.3% of Nasdaq Europe’s external debt to equity ($51.5 million or 83.2% including intercompany debt with Nasdaq).

As Nasdaq Europe was winding down its market operations, Nasdaq reached an agreement to transfer all of Nasdaq’s shares in Nasdaq Europe to one of that company’s original investors; the cash consideration for the transfer was nominal. The transfer of Nasdaq’s shares in Nasdaq Europe was completed on December 18, 2003. At the time of this transfer, Nasdaq Europe had approximately $12 million of external debt and accrued interest. See Note 2, “Significant Transactions,” for further discussion.

11. Subordinated Notes

On May 3, 2001, Nasdaq issued and sold $240.0 million in aggregate principal amount of 4.0% convertible subordinated notes due 2006 (the “Subordinated Notes”) to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, “Hellman & Friedman”). Nasdaq used the proceeds from the sale of the Subordinated Notes to purchase 18,461,538 shares of Common Stock from the NASD for $13.00 per share. On November 12, 2001, Nasdaq sold an aggregate amount of 500,000 shares of Common Stock to Hellman & Friedman for an aggregate offering price of $5,125,000, which was the fair value at that date.

Until Nasdaq is granted Exchange Registration, Hellman & Friedman may only exercise its conversion rights for a number of shares of Common Stock such that immediately following such conversion, the NASD will continue to control greater than 50% of the combined voting power of Nasdaq. The annual 4.0% coupon will be payable in arrears and the Subordinated Notes are convertible at any time into an aggregate of 12.0 million shares of Common Stock at $20.00 per share, subject to adjustment, in general, for any stock split, dividend, combination, recapitalization or other similar event. Interest expensed and paid under the agreement totaled approximately $9.6 million for the years ended December 31, 2003 and 2002 and totaled $5.9 million for the year ended December 31, 2001.

In 2002, Nasdaq stockholders approved an amendment to Nasdaq’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) that provided for voting debt. As a result, the holders of the Subordinated Notes may vote on an as-converted basis on all matters on which holders of common stock have the right to vote, subject to the current 5.0% voting limitation in the Certificate of Incorporation. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Notes.

On an as-converted basis as of December 31, 2003, Hellman & Friedman owned an approximate 13.8% equity interest in Nasdaq as a result of its ownership of these Subordinated Notes and 500,000 shares of Common Stock. Hellman & Friedman is permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Notes and/or shares of Common Stock issued upon conversion thereof representing at least 50.0% of the shares of Common Stock issuable upon conversion of the Subordinated Notes initially purchased. F. Warren Hellman, chairman of Hellman & Friedman, served as a director of Nasdaq pursuant to this agreement as of December 31, 2003. See Note 22, “Subsequent Events,” for further discussion.

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Notes to Consolidated Financial Statements—(Continued)

12. Income Taxes

The income tax (benefit) provision from continuing operations consists of the following amounts:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Current income taxes:
Federal	$(26,753)	$21,812	$50,526
State	11	5,204	10,885
Foreign	2,790	243	99

Total current income taxes	(23,952)	27,259	61,510

Deferred income taxes:
Federal	7,180	11,259	(22,078)
State	(4,468)	2,403	(1,100)

Total deferred income taxes	2,712	13,662	(23,178)

Total income tax (benefit) provision	$(21,240)	$40,921	$38,332

Income taxes (refunded) paid during the year	$(25,936)	$77,187	$22,873

A reconciliation of the U.S. federal statutory rate to Nasdaq’s effective tax rate from continuing operations for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Years Ended December 31,
	2003	2002	2001
Federal	35.0%	35.0%	35.0%
State	4.4	4.7	5.0
Foreign losses without U.S. benefit	(2.2)	2.4	5.7
Tax preferred investments	1.0	(0.7)	(5.5)
Tax credits	2.6	(2.2)	(3.7)
State temporary differences at a lower rate	—	—	1.5
Goodwill impairment	(2.2)	—	—
Deferred tax asset write-off	(4.4)	—	—
Other	(2.2)	(0.6)	1.0

Effective rate	32.0%	38.6%	39.0%

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Notes to Consolidated Financial Statements—(Continued)

The temporary differences, which give rise to Nasdaq’s deferred tax assets and (liabilities) consisted of the following:

	December 31,
	2003	2002
	(in thousands)
Deferred tax assets:
Deferred fees	$56,624	$72,553
Foreign net operating loss	1,576	13,718
State net operating loss	5,466	—
Bad debts	1,307	9,558
Technology costs	3,680	9,598
Compensation and benefits	8,252	10,722
Lease reserves	7,949	7,810
Deferred capital loss carryforward	7,102	6,077
Strategic review charges	16,326	—
Other	12,935	12,779

Gross deferred tax assets	121,217	142,815

Deferred tax liabilities:
Depreciation	(8,269)	(10,841)
Software development costs	(31,843)	(35,892)
Other	(3,198)	(4,805)

Gross deferred tax liabilities	(43,310)	(51,538)

Net deferred tax asset before valuation allowance	77,907	91,277
Less Valuation allowance	(8,678)	(19,796)

Net deferred tax asset	$69,229	$71,481

Of the $5.5 million of state and the $1.6 million of foreign net operating losses at December 31, 2003, state losses of $5.5 million will expire through 2023, foreign losses of $0.3 million will expire 2007 through 2010 and $1.3 million have no expiration date. Of the $7.1 million of capital loss carryforwards, $1.0 million will expire 2007 through 2008 and $6.1 million is a deferred capital loss carryforward with no expiration date determined as of year end.

The change in the valuation allowance from December 31, 2002 to December 31, 2003 is as follows:

(in thousands)
Balance at December 31, 2002	$(19,796)
Utilization of prior year foreign net operating losses in the current period	1,616
Reduction of prior year foreign net operating loss deferred tax assets due to dissolution of foreign subsidiary	10,785
Foreign net operating loss carryforwards generated in 2003	(259)
Capital loss carryforwards generated in 2003	(1,024)

Balance at December 31, 2003	$(8,678)

Not included in the deferred tax assets for the year ended December 31, 2003 is a capital loss carryforward in the amount of $16.7 million generated through discontinued operations. The carryforward will

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Notes to Consolidated Financial Statements—(Continued)

expire in 2008 and Nasdaq believes that it is more likely than not that no benefit will be realized on this asset. Therefore, a valuation allowance of $16.7 million was established.

The following represents the domestic and foreign components of (loss) income from continuing operations before income tax (benefit) expense:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Domestic	$(75,114)	$113,715	$114,995
Foreign	8,762	(7,773)	(16,608)

(Loss) income before income tax (benefit) expense	$(66,352)	$105,942	$98,387

13. Employee Benefits

Nasdaq is a participating employer in a noncontributory, defined benefit pension plan that the NASD sponsors for the benefit of its eligible employees and the eligible employees of its subsidiaries. As of January 1, 2004, the benefits are primarily based on years of service and the employees’ career-average salary during employment, subject to a phase in period. Prior to 2004, the benefits were primarily based on years of service and the employees’ average salary during the highest 60 consecutive months of employment.

In addition, Nasdaq participated in a Supplemental Executive Retirement Plan (“SERP”) that was maintained by the NASD up until November 1, 2003 for certain senior executives. On November 1, 2003, Nasdaq formed its own SERP and transferred over all amounts to this new plan. Also during 2003, Nasdaq changed the accrual of benefits from age 65 to the later of age 55 or 10 years of service unless a member of senior management has a contract. In the case that a senior manager has a contract with a SERP provision, benefits are accrued to the contract terms.

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Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the combined plans’ funded status and amounts recognized as of December 31:

	2003	2002
	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$82,101	$68,382
Net employee transfers into plan	—	821
Service cost	8,475	7,460
Interest cost	5,195	4,972
Actuarial losses	530	4,373
Benefits paid	(20,511)	(10,279)
Plan amendments	(3,300)	411
Loss due to change in discount rate	7,352	5,961

Benefit obligation at end of year	79,842	82,101

Change in plan assets
Fair value of plan assets at beginning of year	34,351	39,192
Net employee transfers into plan	502	1,201
Actual return on plan assets	7,780	(4,969)
Company contributions	10,866	9,206
Benefits paid	(20,511)	(10,279)

Fair value of plan assets at end of year	32,988	34,351

Underfunded status of the plan	(46,854)	(47,750)
Unrecognized net actuarial loss	25,891	25,534
Unrecognized prior service cost	(8,058)	1,464
Unrecognized transition asset	(221)	(279)

Accrued benefit cost	$(29,242)	$(21,031)

Weighted average assumptions as of December 31:
Discount rate	6.25%	6.75%
Expected return on plan assets	8.75	9.00
Rate of compensation increase	5.50	5.50

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Components of net periodic benefit cost
Service cost	$8,475	$7,460	$7,032
Interest cost	5,195	4,971	4,519
Expected return on plan assets	(2,899)	(3,529)	(3,311)
Amortization of unrecognized transition asset	(57)	(58)	(58)
Recognized net actuarial loss/(gain)	1,247	(413)	160
Prior service cost recognized	5,004	474	465
Special benefits	—	—	760
Curtailment/settlement loss recognized	2,112	1,248	—

Benefit cost	$19,077	$10,153	$9,567

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Notes to Consolidated Financial Statements—(Continued)

The investment policy and strategy of the plan assets, as established by the NASD Pension Plan Committee, is to provide for preservation of principal, both in nominal and real terms, in order to meet the long-term spending needs of the Plan by investing assets per the target allocations stated below. Asset allocations are reviewed quarterly and adjusted, as appropriate, to remain within target allocations. The investment policy is reviewed on an annual basis, under the advisement of an investment consultant, to determine if the policy or asset allocation targets should be changed. The plan assets consisted of the following as of December 31:

	Target Allocation	2003	2002
Equity securities	55.0%-75.0%	74.0%	67.0%
Debt securities and cash equivalents	25.0%-45.0%	26.0	33.0

Total		100.0%	100.0%

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the current target allocation for each class. Equity securities are expected to return 8.0% to 10.0% over the long-term, while cash and fixed income is expected to return between 4.0% and 6.0%. Based on historical experience, the committee expects that the plan’s asset managers overall will provide a modest (1.0% per annum) premium to their respective market benchmark indices.

The plan is measured at the beginning of each fiscal year. Based on the current Internal Revenue Service regulations, Nasdaq expects to contribute approximately $10.6 million to the plan in 2004.

The accumulated benefit obligation for the defined benefit plan was $58.4 million and $50.2 million as of December 31, 2003 and 2002, respectively.

During 2003 and 2002, there were settlement losses of $2.1 million and $1.2 million, respectively for employees included within the SERP plan due to early retirements.

Pursuant to the provisions of SFAS No. 87 “Employer’s Accounting for Pensions,” related to the SERP, an intangible asset of $1.0 million and an adjustment to stockholders’ equity of $1.4 million (net of tax of $0.9 million), were recorded as of December 31, 2001 to recognize the minimum pension liability. During 2002, the intangible asset and adjustment to stockholders’ equity both were reduced to $0.6 million and $1.1 million (net of tax of $0.7 million), respectively. As of December 31, 2003, the intangible asset and the minimum pension liability were adjusted to $0.7 million and $1.4 million (net of tax of $0.9 million), respectively.

Prior to April 1, 2002, Nasdaq participated in a voluntary savings plan for eligible employees of the NASD and its subsidiaries. As of April 1, 2002, in accordance with the Restructuring, Nasdaq formed its own voluntary savings plan and all amounts were transferred to this new plan. Employees are immediately eligible to make contributions to the plan and are also eligible for an employer contribution match at an amount equal to 100.0% of the first 4.0% of eligible employee contributions. Eligible plan participants may also receive an additional discretionary match from Nasdaq. Savings plan expense for the years ended December 31, 2003, 2002 and 2001, was $3.4 million, $1.8 million and $5.9 million, respectively. The expense includes a discretionary match authorized by the Nasdaq Board of Directors totaling $0.75 million for the year ended December 31, 2001. There was no discretionary match for 2003 and 2002.

14. Stock Compensation and Stock Awards

Effective December 5, 2000, as amended on January 23, 2002, Nasdaq adopted The Nasdaq Stock Market, Inc. Equity Incentive Plan (the “Plan”), under which nonqualified and qualified incentive stock options,

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Notes to Consolidated Financial Statements—(Continued)

restricted stock, restricted stock units, or other stock based awards may be granted to employees, directors, officers and consultants. A total of 24,500,000 shares are authorized under the Plan. At December 31, 2003, 11,583,676 shares were available for future grants under the Plan.

In 2003, Nasdaq granted 4,398,410 stock options, 14,000 shares of restricted stock to employees and officers and 24,375 shares of restricted stock to non-employee Board of Directors members pursuant to the Plan. Nasdaq also granted 1,000,000 stock options and 100,000 shares of restricted stock outside of the Plan. During 2003, 1,804,289 stock options and 141,900 shares of restricted stock awards were forfeited.

In December 2001, the Board adopted a revised Non-Employee Directors Compensation Policy whereby beginning in 2002 all non-employee directors were awarded 5,000 stock options per year with an exercise price at fair market value, which may be exercised for up to 10 years while serving on the Board of Directors (in general, three years from termination of service on the Board of Directors). On January 23, 2002, 65,000 stock options were awarded to all non-employee directors pursuant to the plan. Later in November 2002, the Board approved a modification to the Non-Employee Directors Compensation Policy whereby all non-employee directors will receive a compensation package valued at $40,000. Each non-employee director may elect to receive the compensation package in cash, payable in equal quarterly installments, shares of restricted stock or a combination thereof. The shares of restricted stock will vest two years from the date of grant and unvested shares are forfeited in certain circumstances upon termination of the director’s service on the Nasdaq Board. During 2003, 24,375 shares of restricted stock were awarded to non-employee directors.

Restricted stock awards are awarded in the name of the employee or officer at fair value on the date of the grant. The awards contain restrictions on sales and transfers, are generally subject to a five-year vesting period and are expensed over the vesting period. Nasdaq recognized $2.0 million and $4.1 million in amortization expense related to restricted stock during the years ended December 31, 2002 and December 31, 2001, respectively. For the year ended December 31, 2003, the number of restricted stock awards forfeited more than offset the yearly amortization expense to a $0.05 million benefit.

Stock options are granted with an exercise price equal to the estimated fair market value of the stock on the date of the grant. Nasdaq accounts for stock option grants in accordance with APB 25, and, accordingly, recognizes no compensation expense related to such grants.

Options granted generally vest over three years and expire 10 years from the date of grant. All options to date have been granted at fair market value on the date of grant. At December 31, 2003, options for 7,550,589 shares were vested, and exercisable with a weighted average exercise price of $12.43. At December 31, 2002, options for 5,292,654 shares were vested, and exercisable with a weighted average exercise price of $12.77.

Stock option activity during the year ended December 31, 2003 is set forth below:

		Price per Share
	Shares	Range	Weighted Average
Balance, January 1, 2003	10,917,403	$10.25-$19.70	$12.91
Granted	5,398,410	$5.28-$ 9.05	$7.41
Exercised	—	—	—
Cancelled	2,892,679	$6.30-$19.70	$12.33
Balance, December 31, 2003	13,423,134	$5.28-$19.70	$10.82

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Notes to Consolidated Financial Statements—(Continued)

Stock option activity during the year ended December 31, 2002 is set forth below:

		Price per Share
	Shares	Range	Weighted Average
Balance, January 1, 2002	9,625,587	$10.25-$13.00	$12.70
Granted	2,220,279	$13.00-$19.70	$13.65
Exercised	8,612	$10.25-$13.00	$10.65
Cancelled	919,851	$10.25-$13.00	$12.38
Balance, December 31, 2003	10,917,403	$10.25-$19.70	$12.91

Nasdaq has an employee stock purchase plan for all eligible employees. Under the plan, shares of Common Stock may be purchased at six-month intervals (each, an “Offering Period”) at 85% of the lower of the fair market value on the first or the last day of each Offering Period. Employees may purchase shares having a value not exceeding 10% of their annual compensation, subject to applicable annual Internal Revenue Service limitations. During 2003 and 2002, employees purchased an aggregate of 143,352 and 210,046 shares at a weighted average price of $6.95 and $10.22 per share, respectively.

Pro forma information regarding net income and earnings per share is required under SFAS 148 and has been determined as if Nasdaq had accounted for all stock option grants based on a fair value method. The fair value of each stock option grant was estimated at the date of grant using the Black Scholes valuation model assuming a weighted average expected life of five years, weighted average expected volatility of 30% and a weighted average risk free interest rate of 2.94% and 4.31% for 2003 and 2002, respectively. The weighted average fair value of options granted in 2003 and 2002 was $2.37 and $4.69, respectively.

Pro forma net income includes the amortization of the fair value of stock options over the vesting period and the difference between the fair value and the purchase price of common shares purchased by employees under the employee stock purchase plan. The pro forma information for the years ended December 31, 2003 and December 31, 2002 is as follows:

	2003		2002
	Reported	Pro forma	Reported	Pro forma
	(in thousands, except per share amounts)
Net (loss) income	$(45,112)	$(58,044)	$65,021	$57,787
Basic and diluted (loss) earnings per share	$(0.68)	$(0.85)	$0.66	$0.57

On February 18, 2004, the Board approved a Performance Accelerated Stock Option (“PASO”) Plan for Management and granted 1,245,000 options. These options are not included in the above calculation.

15. Leases

Nasdaq leases certain office space and equipment in connection with its operations. Nasdaq also subleases office space from the NASD in New York City. The majority of Nasdaq’s leases contain escalation clauses based on increases in property taxes and building operating costs. Certain of these leases also contain renewal options. Rent expense for operating leases was $19.4 million, $17.3 million and $14.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more, (including the lease obligations at 1500 Broadway, 9600 Blackwell and 15 Exchange Place of $72.4 million, See Note 6, “Real Estate Developments,”) consisted of the following at December 31, 2003:

(in thousands)
Year ending December 31:
2004	$22,947
2005	21,332
2006	21,266
2007	21,473
2008	19,640
Remaining years	190,285

Total minimum lease payments	$296,943

Future minimum lease payments under non-cancelable capital leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

(in thousands)
Year ending December 31:
2004	$1,612
Imputed interest	(5)

Present value of net minimum payments	$1,607

16. Accumulated Other Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income, which includes the after-tax change in unrealized gains and losses on available-for-sale securities, foreign currency translation adjustments and a minimum pension liability adjustment.

The following table outlines the components of other comprehensive income:

	Unrealized Gains (Losses)(1)	Translation Adjustments(2)	Minimum Pension Liability(3)	Accumulated Other Comprehensive Income
	(in thousands)
Balance, January 1, 2001	$321	$(2,213)	$—	$(1,892)
Net change	918	(4,607)	(1,395)	(5,084)

Balance, December 31, 2001	1,239	(6,820)	(1,395)	(6,976)
Net change	(2,048)	6,402 (4)	296	4,650

Balance, December 31, 2002	(809)	(418)	(1,099)	(2,326)
Net change	760	1,948 (5)	(296)	2,412

Balance, December 31, 2003	$(49)	$1,530	$(1,395)	$86

(1)	Primarily represents the after-tax difference between the fair value and cost (after recognition of $0.6 million and $0.7 million in an after tax other-than-temporary loss in 2003 and 2002, respectively) of the available-for-sale securities portfolio.

(2)	Includes after-tax gains and losses on foreign currency translation from operations for which the functional currency is other than the U.S. dollar.

(footnotes continued on following page)

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

(3)	Represents the after-tax adjustment to record the minimum pension liability for the SERP.

(4)	Approximately $2.4 million of foreign currency translation loss has been recognized in the “Nasdaq Japan impairment loss” line item on the Consolidated Statements of Operations. See Note 2, “Significant Transactions,” for further discussion.

(5)	Approximately $1.7 million of foreign currency translation loss has been recognized in the “Loss from discontinued operations” line item on the Consolidated Statements of Operations. See Note 2, “Significant Transactions,” for further discussion.

17. Segments

In 2003, Nasdaq changed its organization structure from operating under one segment to operating under two segments. Under the new structure, our new Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131. Nasdaq’s two segments are managed and operated as strategic business units and organized by products and services. Reportable segments are Market Services and Issuer Services. Market Services includes Transaction Services and Market Information Services defined as sub-segments. Transaction Services includes collecting, processing and disseminating price quotes of Nasdaq-listed securities, the routing and execution of buy and sell orders for Nasdaq-listed securities, and transaction reporting services. Market Information Services provides varying levels of quote and trade information to data vendors, who in turn sell the information to the public. Issuer Services includes the Corporate Client Group and Nasdaq Financial Products defined as sub-segments. The Corporate Client Group provides customer services and information products to Nasdaq-listed companies and is responsible for obtaining new listing on The Nasdaq Stock Market. Nasdaq Financial Products is responsible for introducing products that extend and enhance the Nasdaq brand. This sub-segment oversees the development and marketing of new Nasdaq financial products and associated derivatives, the licensing and listing of third-party structured products and the listing of third-party sponsored exchange traded funds.

Nasdaq evaluates the performance of its segments based on several factors, of which the primary financial measure is pretax income. Results of individual businesses are presented based on Nasdaq’s management accounting practices and Nasdaq’s management structure. Certain charges are allocated to Corporate items in Nasdaq’s management reports based on the decision that those activities should not be used to evaluate the segment’s operating performance. These charges primarily include all activities and exit costs related to the elimination of Nasdaq’s non-core products and other initiatives as well as Nasdaq Japan.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents certain information regarding these operating segments at December 31, 2003, 2002 and 2001 and for each of the years then ended.

	Market Services	Issuer Services	Corporate Items and Eliminations	Consolidated
2003
Revenues	$383,120	$200,194	$6,531	$589,845
Depreciation and amortization	63,915	17,121	8,947	89,983
Pretax income (loss)	32,426	42,153	(140,931)	(66,352)
Assets(a)	246,893	135,328	469,033	851,254
Cash paid for property and equipment	22,566	4,249	4,780	31,595
2002
Revenues	$580,192	$201,382	$5,580	$787,154
Depreciation and amortization	59,138	18,561	10,803	88,502
Pretax income (loss)	122,189	43,984	(60,231)	105,942
Assets(a)	394,625	193,693	587,596	1,175,914
Cash paid for property and equipment	54,670	11,396	9,087	75,153
2001
Revenues	$653,477	$185,841	$8,752	$848,070
Depreciation and amortization	58,350	16,630	8,704	83,684
Pretax income (loss)	151,243	18,298	(71,154)	98,387
Assets(a)	419,066	197,634	709,551	1,326,251
Cash paid for property and equipment	78,457	16,354	13,037	107,848

(a)	Includes continuing and discontinued operations. Corporate items also include the assets of Nasdaq’s Treasury Department (primarily cash and cash equivalents and investments).

Geographic Data

The following table presents revenues and property, plant and equipment, net by geographic area for 2003, 2002 and 2001. Revenues are classified based upon the location of the customer. Property and equipment information is based on the physical location of the assets.

	Revenues	Property and equipment, net
	(in thousands)
2003:
United States	$534,450	$242,672
All other countries	55,395	271

Total	$589,845	$242,943

2002:
United States	$714,741	$327,937
All other countries	72,413	753

Total	$787,154	$328,690

2001:
United States	$782,592	$343,923
All other countries	65,478	6,350

Total	$848,070	$350,273

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

In 2003, 2002 and 2001, no single customer accounted for 10% or more of Nasdaq’s revenues.

18. Commitments and Contingencies

Nasdaq Europe

As of June 30, 2003, €31.8 million ($36.6 million) was funded in the form of a loan fulfilling a commitment to Nasdaq Europe. Of the funded amount, €14.4 million ($16.6 million) was used to finance the operations of Nasdaq Europe through 2002. During the first and second quarters of 2003, an additional €11.6 million ($13.3 million) was funded for 2003 operations. The remaining €5.8 million ($6.7 million) was used to enable Nasdaq Europe to invest in Nasdaq Deutschland, a venture among Nasdaq Europe, several German banks and two regional German exchanges. In October 2002, Nasdaq Europe’s strategic investors committed to convert the majority of Nasdaq Europe’s external debt to equity. The conversion was formally approved by Nasdaq Europe’s Board of Directors in March 2003. On May 26, 2003, the strategic investors converted 63.3% of Nasdaq Europe’s external debt (or 83.2% including intercompany debt with Nasdaq).

On June 24, 2003, Nasdaq’s Board of Directors approved an up to $13.0 million additional commitment in the form of a subordinated loan for the wind-down of market operations of Nasdaq Europe, which was to be conducted pursuant to a Transition Plan approved by the Belgian Banking and Finance Commission. The funding enabled Nasdaq Europe to conduct an orderly transition of listed issuers, as required under Belgian law, renew certain essential contracts during the wind-down period, satisfy certain severance obligations and operate the Nasdaq Deutschland platform until the closure of the Nasdaq Deutschland market on August 29, 2003. As of December 18, 2003, the entire commitment was funded to Nasdaq Europe and to its wholly owned subsidiary Nasdaq Europe Limited.

As a result of the transfer of Nasdaq’s shares of Nasdaq Europe, Nasdaq Europe’s new owner committed to seek to restructure that company’s obligations and, in that context, to request from certain major creditors releases of any claims they might have against Nasdaq Europe’s former directors, officers and shareholders (if such claims are related to Nasdaq’s prior ownership interest in Nasdaq Europe). At the time of the transfer, Nasdaq Europe had approximately $12 million of external debt and accrued interest. Nasdaq has recorded liabilities that management believes are sufficient to satisfy any potential claims against Nasdaq.

Nasdaq Insurance Agency

In December 2002, Nasdaq purchased the NASD’s 50.0% interest in the NASD Insurance Agency (subsequently renamed the Nasdaq Insurance Agency, LLC (“NIA”)). Nasdaq’s consideration for the NASD’s 50.0% interest consisted of an upfront payment of $0.5 million and up to $5.1 million based on NIA’s stream of contingent cash flow through 2011. Nasdaq will pay the NASD up to: (a) 20% of NIA’s cash flows until Nasdaq has paid the NASD $2.3 million from cash flows; (b) 10% of NIA’s cash flows until Nasdaq has paid the NASD a cumulative amount of $3.0 million from cash flows; (c) 5% of NIA’s cash flows until the earlier to occur of Nasdaq paying the NASD the full cumulative amount of $5.1 million from cash flows or December 31, 2011. As of December 31, 2003, Nasdaq recorded a $0.10 million dividend to the NASD for the NIA’s 2003 cash flows. The dividend was reflected as a reduction in Additional paid-in capital on Nasdaq’s Consolidated Balance Sheets.

Amex Technology Separation

During 2001, Nasdaq agreed to fund a portion of the necessary expenses related to the separation of software, hardware and data under a plan to transition technology applications and support from Nasdaq to

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Amex. The NASD originally integrated certain Nasdaq and Amex technology subsequent to the 1998 acquisition of Amex by the NASD. The total estimated cost of the separation had been established at a maximum of $29.0 million, and was shared evenly between Nasdaq and the NASD. In 2002 and 2001, Nasdaq accrued $5.3 million and $9.2 million, respectively under this commitment, fulfilling its commitment. As of December 31, 2003, $9.5 million had been paid to Amex. The remaining commitment was paid in 2004.

NQLX

On June 1, 2001, Nasdaq signed an agreement with LIFFE creating NQLX, a U.S. joint venture company to list and trade single stock futures. On November 8, 2002, Nasdaq launched NQLX. The Nasdaq Board approved a capital contribution of $25.0 million to the NQLX joint venture. During 2002 and 2001, Nasdaq made $2.0 million and $16.0 million, respectively, of capital contributions to the NQLX joint venture. As of June 30, 2003, $23.0 million had been contributed and Nasdaq also agreed to redeem its interest in the NQLX joint venture. On July 17, 2003, Nasdaq fulfilled its remaining funding obligation by contributing $2.0 million to NQLX, with the aggregate contributions totaling $25.0 million. On July 24, 2003, Nasdaq, LIFFE and NQLX executed a Redemption and Separation Agreement, at which time Nasdaq ceased to be a partner of NQLX for state law purposes and ceased to share in partnership profits. See Note 2, “Significant Transactions,” for further discussion.

Nasdaq accounted for its investment in NQLX under the equity method of accounting. In 2003, 2002 and 2001, Nasdaq recorded losses of $4.1 million, $9.0 million and $6.0 million, respectively, representing its share of losses incurred by NQLX. The losses are included in Other expenses in the Consolidated Statements of Operations.

MCI

Nasdaq entered into a six-year $600.0 million contract with MCI in 1997 to replace the data network that connected the Nasdaq market facilities to market participants. As part of this contract, Nasdaq guaranteed MCI a minimum revenue commitment of $300.0 million. Under the terms of this contract, Nasdaq was permitted to renegotiate the contract once the minimum guarantee was satisfied. In June 2002, an amendment to the original contract was negotiated with MCI after the minimum usage level of $300.0 million was achieved based on the original contract. The amended contract supersedes the terms of the existing contract and is for $182.0 million over three years commencing in June 2002. The three-year contract includes fixed and variable cost components for two years and permits Nasdaq to terminate the contract under certain circumstances after the second year. On January 30, 2004, Nasdaq and MCI entered into a new GSA terminating the current agreement effective May 31, 2004. The GSA, which expires on December 31, 2005, requires usage charges for certain GSA services to be at least $20.0 million during the period from June 1, 2004 to December 31, 2004 and $20.0 million in 2005.

General Litigation

Nasdaq may be subject to claims arising out of the conduct of its business. Currently, there are certain legal proceedings pending against Nasdaq. Nasdaq believes, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on the financial position or results of operations of Nasdaq. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of Nasdaq.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

19. Related Party Transactions

Related party receivables and payables are the result of various transactions between Nasdaq and its affiliates. Payables to related parties are comprised primarily of the regulation charge from NASDR, a wholly owned subsidiary of the NASD. NASDR charges Nasdaq for costs incurred related to Nasdaq market regulation and enforcement. Support charges from the NASD to Nasdaq represent another component of payables to related parties. The support charge includes an allocation of a portion of the NASD’s administrative expenses as well as its costs incurred to develop and maintain technology on behalf of Nasdaq.

Receivables from related parties are primarily attributable to costs incurred by Amex and funded by Nasdaq related to various Amex technology projects. The remaining portion of the receivable from related parties balance is related to cash disbursements funded by Nasdaq on behalf of its affiliates.

Surveillance and Other Regulatory Charges from NASDR

NASDR incurs costs associated with surveillance monitoring, legal and enforcement activities related to the regulation of The Nasdaq Stock Market. These costs are charged to Nasdaq based upon the NASD management’s estimated percentage of costs incurred by each NASDR department that are attributable directly to The Nasdaq Stock Market surveillance. The following table represents the composition of costs charged by NASDR to Nasdaq:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Compensation	$19,783	$24,418	$24,399
Professional and contract services	17,364	24,038	32,691
Occupancy	2,534	3,202	3,280
Publications, supplies and postage	482	1,166	1,514
Computer operations and data communications	2,953	4,570	6,306
Depreciation	18,120	15,481	14,939
Travel, meetings and training	538	627	693
Other	72	3,206	—

Total	$61,846	$76,708	$83,822

Surveillance and other regulatory charges from NASDR were $61.8 million, $76.7 million and $83.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. These costs decreased due to a careful review of NASDR’s charges and the allocation of these charges among the markets it regulates.

On June 28, 2000, Nasdaq and NASDR signed a Regulatory Services Agreement pursuant to which NASDR or its subsidiaries would provide regulatory services to Nasdaq and its subsidiaries commencing upon the effectiveness of Exchange Registration. As a result, no services have been performed under this agreement. Pursuant to the terms of the Regulatory Services Agreement, the services provided will be of the same type and scope as are currently provided by NASDR to Nasdaq under the Delegation Plan for a term of 10 years. Each regulatory service is to be provided for a minimum of five years, after which time the parties may determine to terminate the provision by NASDR of a particular service. The termination of a particular service will generally be based upon a review of pricing and the need for such services.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Support Costs from the NASD

The NASD provided certain administrative, corporate and infrastructure services to Nasdaq. It is the NASD’s policy to charge these expenses and other operating costs to Nasdaq based upon usage percentages determined by management of the NASD and Nasdaq. Additionally, the NASD incurs certain costs related to the development and maintenance of technology for Nasdaq. Technology development costs are allocated directly to Nasdaq based upon specific projects requested by Nasdaq. Technology maintenance costs are allocated based upon Nasdaq’s share of computer usage. Support costs from the NASD were $1.2 million, $5.1 million and $32.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease is due to continued progress in separating from the NASD and the resulting internalization of technology and certain other support functions. The following table represents the composition of costs charged by the NASD to Nasdaq:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Compensation	$491	$1,689	$16,436
Professional and contract services	316	1,236	4,585
Occupancy	91	877	4,992
Publications, supplies and postage	70	147	1,337
Computer operations and data communications	77	251	191
Depreciation	91	344	2,483
Travel, meetings and training	30	113	573
Other	18	470	1,528

Total	$1,184	$5,127	$32,125

The NASD and Nasdaq entered into a Separation and Common Services Agreement, dated as of January 1, 2002 (the “New Separation Agreement”), which replaced an interim Separation and Common Services Agreement executed in 2000 (the “Interim Agreement”). The services to be provided to Nasdaq by the NASD under the New Separation Agreement are limited to certain finance, technology infrastructure, facilities sharing and legal services, which is substantially more limited than what were previously provided by the NASD under the Interim Agreement. Under the New Separation Agreement, Nasdaq pays to the NASD the costs of the services provided, including any incidental expenses associated with such services. Nasdaq anticipates that the annual costs for services under the New Separation Agreement will drop in future years as Nasdaq reviews the provision of these services and continues to internalize more of these services or seeks alternative third party providers.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Nasdaq Charge to Amex

Nasdaq incurs technology costs on behalf of Amex related to development of new Amex systems and enhancement of existing Amex systems. Amounts are charged based upon specific projects requested by Amex. Amounts charged from Nasdaq to Amex are included in support costs from related parties, net and are summarized as follows:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Compensation	$283	$509	$605
Professional and contract services	1,045	6,011	13,195
Publications, supplies and postage	—	—	19
Other	198	347	329

Total	$1,526	$6,867	$14,148

During 2001, Nasdaq agreed to fund a portion of the necessary expenses related to the separation of software, hardware and data under a plan to transition technology applications and support from Nasdaq to Amex. The NASD originally integrated certain Nasdaq and Amex technology subsequent to the 1998 acquisition of Amex by the NASD. The total estimated cost of the separation had been established at a maximum of $29.0 million, and was to be shared evenly between Nasdaq and the NASD. In 2002 and 2001, Nasdaq accrued $5.3 million and $9.2 million, respectively under this commitment, fulfilling its commitment. As of December 31, 2003, $9.5 million had been paid to Amex. The remaining commitment was paid in 2004.

20. Capital Stock

At December 31, 2003, 300,000,000 shares of Nasdaq’s Common Stock were authorized, 130,611,221 shares were issued and 78,483,919 shares were outstanding. Each share of Common Stock has one vote, except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board of Directors prior to the time such person owns more than 5% of the then-outstanding shares of Common Stock, who would otherwise be entitled to exercise voting rights in respect of more than 5% of the then-outstanding shares of Common Stock will be unable to exercise voting rights for any shares in excess of 5% of the then-outstanding shares of Common Stock. In connection with the Restructuring, the NASD sold approximately 10,806,494 warrants to purchase up to an aggregate of 43,225,976 outstanding shares of Common Stock owned by the NASD. The voting rights associated with the shares of Common Stock underlying the warrants, as well as the shares of Common Stock purchased through the valid exercise of warrants, are governed by the voting trust agreement (the “Voting Trust Agreement”) entered into by the NASD, Nasdaq and The Bank of New York, as voting trustee (the “Voting Trustee”). Initially, the holders of the warrants (each, a “Warrant Holder” and, collectively, the “Warrant Holders”) will not have any voting rights with respect to the shares of Common Stock underlying such warrants. Until Exchange Registration the shares of Common Stock underlying unexercised and unexpired warrant tranches, as well as the shares of Common Stock purchased through the exercise of warrants, will be voted by the Voting Trustee at the direction of the NASD. The voting rights associated with the shares of Common Stock underlying unexercised and expired warrant tranches will revert to the NASD. However, the NASD has determined, commencing upon Exchange Registration, to vote any shares of Common Stock that it owns (other than shares underlying then outstanding warrants) in the same proportion as the other stockholders of Nasdaq. Upon Exchange Registration, the Warrant Holders will have the right to direct the Voting Trustee as to the voting of the shares of Common Stock underlying unexercised and unexpired warrant tranches until the earlier of the exercise or the expiration of such warrant tranches. The shares of

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Common Stock purchased upon a valid exercise of a warrant tranche prior to Exchange Registration will be released from the Voting Trust Agreement upon Exchange Registration. The shares of Common Stock purchased upon a valid exercise of a warrant tranche after Exchange Registration will not be subject to the Voting Trust Agreement.

On March 8, 2002, Nasdaq completed the Repurchase of 33,768,895 shares of Nasdaq’s Common Stock owned by the NASD, which represented all of the remaining outstanding shares of Common Stock owned by the NASD, except for the 43,225,976 shares of Common Stock underlying the warrants. Nasdaq purchased the Common Stock for approximately $305.2 million in aggregate cash consideration, 1,338,402 shares of Nasdaq’s Series A Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends), and one share of Nasdaq’s Series B Preferred Stock, (face and liquidation value of $1.00 per share). The NASD owns all of the outstanding shares of Series A and Series B Preferred Stock. All of the shares of Common Stock repurchased by Nasdaq from the NASD have been placed into Common Stock in treasury. As of December 31, 2003, there were 30,000,000 shares of preferred stock authorized, 1,338,402 and 1 share of Series A and Series B, respectively issued and outstanding.

Dividends payable to the NASD on the Series A Preferred Stock began accruing in March 2003. The Series A Preferred Stock carries a 7.6% dividend rate for the year commencing March 2003 and 10.6% in all years commencing after March 2003, payable at the discretion of Nasdaq’s Board of Directors. Shares of Series A Preferred Stock do not have voting rights, except for the right as a class to elect two new directors to the Board of Directors anytime distributions on the Series A Preferred Stock are in arrears for four consecutive quarters and as otherwise required by Delaware law. Nasdaq may redeem the shares of Series A Preferred Stock at any time after Exchange Registration and is required to use the net proceeds from an IPO, and upon the occurrence of certain other events, to redeem all or a portion of the Series A Preferred Stock. The Series B Preferred Stock does not pay dividends. The NASD, as holder of the one share of the Series B Preferred Stock, will be entitled to cast the number of votes that, together with all other votes that the NASD is entitled to vote by virtue of ownership, proxies or voting trusts, enables the NASD to cast one vote more than one-half of all votes entitled to be cast by stockholders of Nasdaq. If Nasdaq obtains Exchange Registration, the share of Series B Preferred Stock will automatically lose its voting rights and will be redeemed by Nasdaq. In addition to the voting rights of the Common Stock and Series B Preferred Stock, the holders of the Subordinated Notes have certain voting rights as discussed in Note 11, “Subordinated Notes.”

On July 1, 2002, the Common Stock of Nasdaq began trading under the symbol “NDAQ” on the Over-the-Counter Bulletin Board. The limited trading of the security began upon the expiration of the contractual transfer restrictions imposed in connection with the sale of Common Stock by Nasdaq and the NASD in Phase I and Phase II of the Restructuring that occurred in June 2000 and January 2001, respectively.

In connection with the repurchase of ownership interest of a shareholder in Nasdaq Europe Planning in 2001, Nasdaq issued a warrant to purchase up to an aggregate of 479,648 shares of Common Stock. The warrant is exercisable in four annual tranches ranging from $13.00 to $16.00 per share beginning June 28, 2002. The issuance of the warrants has been recorded at fair value in stockholders’ equity. As of December 31, 2003 the warrant is still outstanding and no tranches have been exercised.

On November 12, 2001, Nasdaq sold an aggregate amount of 535,000 shares of Common Stock to five members of the Nasdaq Board of Directors and 500,000 shares of Common Stock to Hellman & Friedman for an aggregate offering price of $10,608,750. The shares were sold in a private transaction at the current fair market value, pursuant to an exemption from registration contained in section 4(2) of the Securities Act.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

21. Earnings Per Common Share

Earnings per common share is computed in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities, and is calculated by dividing net income available to common stock holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects all potentially dilutive securities.

The following table sets forth the computation of basic and diluted earnings per share.

	Years Ended December 31,
	2003	2002	2001
	(in thousands, except share and per share amounts)
Numerator:
Net (loss) income applicable to common stockholders:
Net (loss) income	$(105,447)	$43,128	$40,463
Loss from discontinued operations	(60,335)	(21,893)	(19,592)

Net (loss) income from continuing operations	(45,112)	65,021	60,055
Preferred Stock:
Dividends declared(1)	(8,279)	—	—
Accretion of preferred stock	—	(9,765)	—

Net (loss) income applicable to common stockholders from continuing operations for basic and diluted earnings per share	$(53,391)	$55,256	$60,055
Loss from discontinued operations for basic and diluted earnings per share	(60,335)	(21,893)	(19,592)

Net (loss) income available to common stockholders for basic and diluted earnings per share	$(113,726)	$33,363	$40,463
Denominator:
Weighted average common shares for basic earnings per share	78,378,376	83,650,478	116,458,902

Weighted average effect of dilutive securities:
Warrants	—	1,417	—
Employee stock options and awards	—	421,486	280,789

Denominator for diluted earnings per share	78,378,376	84,073,381	116,739,691

Basic and diluted net (loss) earnings per share:
Continuing operations	$(0.68)	$0.66	$0.52
Discontinued operations	(0.77)	(0.26)	(0.17)

Total	$(1.45)	$0.40	$0.35

(1)	Dividends payable to the NASD as a holder of Nasdaq’s Series A Preferred Stock began accruing in March 2003. The Series A Preferred Stock carries a 7.6% dividend rate for the year commencing March 2003 and 10.6% in all subsequent years. Nasdaq is obligated to pay this dividend to the extent of its capital surplus. As of March 31, 2003, the dividend payable totaled $0.7 million. As of June 2003 and for all future quarters in 2003, the dividend was approximately $2.5 million.

Options to purchase 13,423,134 shares of Common Stock, 12,000,000 shares underlying Subordinated Notes and 479,648 shares underlying warrants were outstanding during 2003, but were not included in the computation of earnings per share as their inclusion would be antidilutive.

The Nasdaq Stock Market, Inc.

Notes to Consolidated Financial Statements—(Continued)

Options to purchase 10,917,403 shares of Common Stock, 12,000,000 shares underlying Subordinated Notes and 479,648 shares underlying warrants were outstanding during 2002. For the year ended December 31, 2002, 10,709,423 of the options outstanding and 119,912 of the shares underlying the warrants were included in the computation of diluted earnings per share, on a weighted average basis, as their inclusion was dilutive. The remaining options, remaining shares underlying the warrants issued by Nasdaq and the 12,000,000 shares underlying Subordinated Notes outstanding during 2002, were considered antidilutive and were properly excluded.

Options to purchase 8,569,258 shares of Common Stock, 12,000,000 shares underlying Subordinated Notes and 479,648 shares underlying warrants were outstanding during 2001, but were not included in the computation of earnings per share as their inclusion would be antidilutive.

22. Subsequent Events

MCI

On January 30, 2004, Nasdaq and MCI entered into a new GSA terminating the current agreement effective May 31, 2004. The GSA which expires on December 31, 2005, requires usage charges for certain GSA services to be at least $20.0 million during the period from June 1, 2004 to December 31, 2004 and $20.0 million in 2005. See Note 18, “Commitments and Contingencies,” for further discussion.

Appointment of Director

The Board of Directors has accepted the resignation of F. Warren Hellman from the Board, effective February 25, 2004. Pursuant to the terms of the securityholders agreement, dated as of March 23, 2001, among Nasdaq and Hellman & Friedman, Hellman & Friedman currently is permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq. Accordingly, Hellman & Friedman designated Patrick Healy to replace Mr. Hellman. The nominating committee subsequently nominated Mr. Healy to the Board and the Board of Directors elected Mr. Healy, effective March 4, 2004.

The Nasdaq Stock Market, Inc.

Condensed Consolidated Statements of Income

(Unaudited)

(in thousands, except per share amounts)

	Nine months ended September 30,
	2004	2003
Revenues
Market Services	$218,361	$297,374
Issuer Services	153,935	152,571
Other	91	1,890

Total revenues	372,387	451,835
Cost of revenues	(9,177)	—

Gross margin	363,210	451,835

Expenses
Compensation and benefits	112,424	129,039
Marketing and advertising	8,996	13,820
Depreciation and amortization	54,997	69,045
Professional and contract services	16,589	28,679
Computer operations and data communications	81,243	93,422
Provision for bad debts	1,321	1,584
Occupancy	21,326	23,143
General and administrative	23,820	24,797

Total direct expenses	320,716	383,529
Elimination of non-core product lines, initiatives and severance	—	69,551
Nasdaq Japan impairment loss	—	(5,000)
Support costs from related parties, net	34,293	48,418

Total expenses	355,009	496,498

Operating income (loss)	8,201	(44,663)
Interest income	4,578	7,860
Interest expense	(8,613)	(15,634)

Operating income (loss) from continuing operations before income taxes	4,166	(52,437)
(Provision) benefit for income taxes	(235)	18,132

Net income (loss) from continuing operations	$3,931	$(34,305)
Loss from discontinued operations (net of income tax benefit of $1,186 in the nine months ended September 30, 2003)	—	(50,716)
Gain on disposition of discontinued operations	—	571

Loss from discontinued operations	—	(50,145)

Net income (loss)	$3,931	$(84,450)

Net loss applicable to common stockholders:
Net income (loss)	$3,931	$(84,450)
Preferred stock dividends declared	(7,350)	(5,736)

Net loss applicable to common stockholders	$(3,419)	$(90,186)

Basic and diluted net loss per share:
Continuing operations	$(0.04)	$(0.51)
Discontinued operations	—	(0.64)

Total basic and diluted net loss per share	$(0.04)	$(1.15)

See accompanying notes.

The Nasdaq Stock Market, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and par value amounts)

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$47,986	$148,929
Investments:
Available-for-sale, at fair value	188,982	185,704
Held-to-maturity, at amortized cost	25,600	23,765
Receivables, net	92,282	111,405
Receivables from related parties	233	7,731
Deferred tax asset	29,633	40,460
Other current assets	14,134	11,623

Total current assets	398,850	529,617
Investments:
Held-to-maturity, at amortized cost	5,010	4,506
Property and equipment:
Land, buildings and improvements	96,708	96,578
Data processing equipment and software	313,359	346,928
Furniture, equipment and leasehold improvements	157,162	168,478

	567,229	611,984
Less: accumulated depreciation and amortization	(361,894)	(369,041)

Total property and equipment, net	205,335	242,943
Non-current deferred tax asset	55,788	72,079
Goodwill	141,730	—
Intangible assets	42,399	871
Other assets	1,423	1,238

Total assets	$850,535	$851,254

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$37,288	$29,959
Accrued personnel costs	45,933	48,817
Deferred revenue	84,013	59,739
Other accrued liabilities	64,299	75,951
Current obligation under capital lease	—	1,607
Payables to related parties	8,805	21,558

Total current liabilities	240,338	237,631
Senior notes	25,000	25,000
Subordinated notes	240,000	240,000
Accrued pension costs	24,185	26,831
Non-current deferred tax liability	35,316	40,917
Non-current deferred revenue	90,804	84,703
Other liabilities	37,810	35,476

Total liabilities	693,453	690,558
Stockholders’ equity
Common stock, $0.01 par value, 300,000,000 authorized, shares issued: 130,653,191 at September 30, 2004 and 130,611,221 at December 31, 2003; shares outstanding: 78,618,593 at September 30, 2004 and 78,483,919 at December 31, 2003	1,306	1,306
Preferred stock, 30,000,000 authorized, Series A: 1,338,402 shares issued and outstanding; Series B: 1 share issued and outstanding	133,840	133,840
Additional paid-in capital	358,535	358,923
Common stock in treasury, at cost: 52,034,598 shares at September 30, 2004 and 52,127,302 shares at December 31, 2003	(666,543)	(667,765)
Accumulated other comprehensive (loss) income	(593)	86
Deferred stock compensation	(1,292)	(1,102)
Common stock issuable	2,721	2,881
Retained earnings	329,108	332,527

Total stockholders’ equity	157,082	160,696

Total liabilities and stockholders’ equity	$850,535	$851,254

See accompany notes.

The Nasdaq Stock Market, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Nine months ended September 30,
	2004	2003
Reconciliation of net income (loss) to cash provided by operating activities
Net income (loss)	$3,931	$(84,450)
Net loss from discontinued operations	—	(50,145)

Net income (loss) from continuing operations	$3,931	$(34,305)
Non-cash items included in net income (loss):
Depreciation and amortization	54,997	69,045
Amortization of restricted stock awards	409	122
Provision for bad debts	1,321	1,584
Loss from equity method affiliates	—	1,196
Deferred taxes	19,562	(473)
Elimination of non-core product lines, initiatives and severance	—	46,033
Nasdaq Japan impairment loss	—	(5,000)
Other non-cash items included in net income	2,975	9,955
Net change in:
Receivables, net	36,167	28,996
Receivables from related parties	8,100	4,566
Other current assets	(4,644)	(3,487)
Other assets	(394)	12,244
Accounts payable and accrued expenses	(4,604)	(23,429)
Accrued personnel costs	(5,082)	(11,377)
Deferred revenue	30,375	1,806
Other accrued liabilities	(8,415)	6,903
Obligation under capital leases	(1,607)	(2,633)
Payables to related parties	(13,355)	(11,954)
Accrued pension costs	(2,646)	1,640
Other liabilities	2,334	4,927

Cash provided by continuing operations	119,424	96,359
Cash used in discontinued operations	—	(20,817)

Cash provided by operating activities	119,424	75,542
Cash flow from investing activities
Proceeds from redemptions of available-for-sale investments	205,985	177,391
Purchases of available-for-sale investments	(213,233)	(151,712)
Proceeds from maturities of held-to-maturity investments	26,828	15,600
Purchases of held-to-maturity investments	(29,058)	(15,452)
Acquisition of Toll	(190,000)	—
Capital contribution to Nasdaq LIFFE joint venture	—	(2,500)
Purchases of property and equipment	(13,828)	(25,638)
Proceeds from sales of property and equipment	247	42

Cash used in investing activities	(213,059)	(2,269)
Cash flow from financing activities
Payments for treasury stock purchases	(85)	(147)
Decrease in long term debt	—	(150,000)
Issuances of common stock	380	640
Preferred stock dividends	(7,350)	(5,736)
Contribution to the NASD	(253)	(102)

Cash used in financing activities	(7,308)	(155,345)
Decrease in cash and cash equivalents	(100,943)	(82,072)

Cash and cash equivalents at beginning of period	148,929	201,463

Cash and cash equivalents at end of period	$47,986	$119,391

Supplemental Disclosure of Non-Cash Flow Activities
Cash paid for (received):
Interest	$8,615	$16,408
Income tax refund, net of taxes paid	$(51,517)	$(13,084)

See accompanying notes.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements

1. Organization and Nature of Operations

Nasdaq® operates The Nasdaq Stock Market®, the largest electronic screen based equity securities market in the United States. Nasdaq is a majority-owned subsidiary of the National Association of Securities Dealers, Inc. (the “NASD”). Nasdaq is the parent company of Nasdaq Global Holdings (“Nasdaq Global®”); Nasdaq Financial Products Services, Inc. (“Nasdaq Financial Products”); Nasdaq International Market Initiatives, Inc. (“NIMISM”); Nasdaq Europe Planning Company, Limited (“Nasdaq Europe Planning®”); Nasdaq International, Ltd. (“Nasdaq InternationalSM”); Nasdaq Canada, Inc. (“Nasdaq Canada®”); Nasdaq Technology Services, LLC (“Nasdaq Technology”); and as of September 7, 2004, Toll Associates LLC (“Toll”), collectively referred to as “Nasdaq.” These entities are wholly owned by Nasdaq. Nasdaq Global, which is incorporated in Switzerland and served as a holding company for several corporations incorporated internationally, will be completely liquidated by the end of 2004. Nasdaq also has determined to dissolve or otherwise wind-down Nasdaq Europe Planning, which was formed to expand Nasdaq into the European community and is currently inactive. NIMI is an entity that employed Nasdaq’s expatriates assigned to Nasdaq’s international subsidiaries. Nasdaq International is a London-based marketing company. Nasdaq Financial Products is the sponsor of the Nasdaq-100 TrustSM. Nasdaq Financial Product Services (Ireland) Limited (“Nasdaq Ireland”) is a wholly owned subsidiary of Nasdaq Financial Products. Nasdaq Ireland is the manager of The Nasdaq ETF Funds plc. Nasdaq Canada is an extension of Nasdaq’s North American trading platform within Canada, which has received regulatory approval to provide trading access in two provinces, Quebec and British Columbia. Nasdaq Technology is a company established in 2004 to provide software, hosting and disaster recovery services.

On September 7, 2004, Nasdaq completed its acquisition of Toll and affiliated entities from SunGard Data Systems Inc. (“SunGard”). Toll is a holding company that owns a 99.8% interest in Brut, LLC (“Brut”), the owner and operator of the Brut electronic communication network (“ECN”), a broker dealer registered pursuant to the Securities Exchange Act of 1934. Toll also has a 100.0% interest in Brut Inc. (“Brut Inc.”), which owns the remaining 0.2% interest in Brut and serves as its manager pursuant to an operating agreement. Brut also owns Brut Europe Limited (“Brut Europe”), a wholly-owned subsidiary set up to generate a European subscriber base, which is currently inactive. See “Acquisition of Brut,” of Note 2, “Significant Transactions,” and Note 3, “Acquisition of Brut,” for further discussion.

On October 31, 2003, Quadsan Enterprises, Inc. (“Quadsan”), previously a wholly-owned subsidiary of Nasdaq that provided investment management services to Nasdaq, was merged with and into Nasdaq. Prior to December 18, 2003, Nasdaq owned a 63.0% interest in Nasdaq Europe S.A./N.V. (“Nasdaq EuropeSM”), which had previously operated an equity market licensed in Brussels, Belgium. On December 18, 2003, Nasdaq transferred its interest in Nasdaq Europe to a third party. See “Strategic Review,” of Note 2, “Significant Transactions,” for further discussion.

In 2003, Nasdaq changed its organizational structure from operating in one segment to operating in two segments. Under the new structure, Nasdaq’s Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”). Nasdaq’s two segments are managed and operated as strategic business units and organized by products and services. Reportable segments are Market Services and Issuer Services. In March 2004, Nasdaq rebranded its execution services and trade reporting services—Automated Confirmation Transaction ServiceSM (“ACTSM”) as the Nasdaq Market CenterSM, which is within the Market Services segment. The Nasdaq Market Center includes Nasdaq’s quoting, trading and trade reporting services for securities listed on Nasdaq and the New York Stock Exchange (“NYSE”) and American Stock Exchange (“Amex”). Revenues from execution systems previously known as SuperMontage® and Computer Assisted Execution SystemSM (“CAESSM”) and revenues from ACT are included in the Nasdaq Market

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Center. Beginning with the quarter ended June 30, 2004, revenues from Access Services, Advanced Computer Execution Systems (“ACES”) and Nasdaq InterMarket (revenues derived from the sale of tape data (Tape Fee revenues) for securities listed on exchanges) were also included with Nasdaq Market Center revenues as these products and services are considered transaction-based services. In addition, beginning September 7, 2004 with the acquisition of Brut, execution revenues from transactions executed through Brut are included in Nasdaq Market Center revenues. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” (“EITF 99-19”) revenues from these transactions are recorded on a gross basis in revenues and expenses such as liquidity rebate payments are recorded in cost of revenues as Brut acts as principal. Nasdaq’s other execution revenues will continue to be reported net of the liquidity rebate as Nasdaq does not act as principal. Also, beginning with the quarter ended June 30, 2004, revenues from Nasdaq’s Level 1 Service, the Nasdaq Quotation Dissemination ServiceSM (“NQDSSM”), TotalViewSM and Mutual Fund Quotation ServiceSM (“MFQSSM”) were rebranded as Nasdaq Market Services Subscriptions revenues as these products and services are considered subscription-based services. Revenues from SuperMontage, CAES, ACT, Access Services and ACES were previously reported as Transaction Services and revenues from Nasdaq InterMarket, Level 1 Service, NQDS, TotalView and MFQS were previously reported as Market Information Services both within the Market Services segment. See Note 10, “Segments,” for further discussion.

All material intercompany accounts and transactions have been eliminated in consolidation. Nasdaq’s financial statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) with respect to the Form 10-Q and reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Pursuant to such rules and regulations, certain footnote disclosures, which are normally required under accounting principles generally accepted in the United States (“GAAP”), have been omitted. It is recommended that these financial statements be read in conjunction with the Consolidated Financial Statements included in Nasdaq’s Annual Report filed on Form 10-K for the year ended December 31, 2003.

The nature of Nasdaq’s business is such that the results of any interim period may vary significantly from quarter to quarter and may not be indicative of the results to be expected for the fiscal year. Certain reclassifications have been made to prior period balances in order to conform to the current period’s presentation.

2. Significant Transactions

Acquisition of Brut

On September 7, 2004, Nasdaq announced the completion of its acquisition of Brut, the owner of the Brut ECN and affiliated entities, from SunGard for a total consideration of $190.0 million in cash, subject to certain post-closing adjustments. See Note 1 “Organization and Nature of Operations” for further discussion of the entities acquired. Nasdaq financed the purchase from available cash and investments. As a result of this acquisition, Nasdaq expects that its customers will benefit from enhanced execution quality, additional quote information and a deeper pool of liquidity in Nasdaq-listed securities and securities listed on other exchanges. Nasdaq’s customers also benefit from the ability to access liquidity from multiple destinations outside the Nasdaq Market Center through the use of Brut’s sophisticated order routing technology.

The integration of Brut’s services into Nasdaq is designed to be seamless to both Nasdaq and Brut customers. Brut continues to operate under the Brut name as a broker-dealer; however, it will operate as part of The Nasdaq Stock Market. Brut is subject to the SEC’s Uniform Net Capital Rule (the “Rule”), which requires the maintenance of minimum net capital. Brut has elected to use the basic method permitted by the Rule to determine its net capital, which requires Brut maintain minimum net capital equal to the greater of $100,000 or

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

6 2/3% of aggregate indebtedness, as defined. The rule also requires that aggregate indebtedness not exceed 15 times net capital. At September 30, 2004, Brut had net capital of $13.1 million, which was $12.2 million in excess of its required net capital of $0.9 million.

In connection with the transaction, Nasdaq and SunGard entered into a hosting and multi-year processing agreement for SunGard to provide real-time securities clearance and settlement system for certain Nasdaq trades. See Note 11, “Commitments and Contingencies,” for further discussion.

Preferred Stock

On February 20, 2002, Nasdaq issued 1,338,402 shares of Series A Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends). The NASD owns all of the outstanding shares of Series A Preferred Stock. Dividends payable to NASD on the Series A Preferred Stock began accruing in March 2003. The Series A Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and a 10.6% dividend rate in all years commencing after March 2003, payable at the discretion of Nasdaq’s Board of Directors. On September 30, 2004, the NASD agreed to a waiver of a portion of the dividend for the third quarter of 2004 and accepted an aggregate amount of $1.0 million (calculated based on an annual rate of 3.0%) as payment in full of the dividend for this period. Both parties are currently in discussions on an amendment to the terms of the Series A Preferred Stock.

Real Estate Consolidation

In 2001, Nasdaq signed a lease for expansion space on one of the floors it currently occupies at its One Liberty Plaza headquarters located in New York, which was to commence on October 1, 2004. Nasdaq’s management does not intend to occupy this space and began marketing the expansion space for sublease during the third quarter of 2004. Nasdaq is obligated under the terms of the expansion space lease to pay $33.9 million over the remaining life of the lease and recorded an estimated loss on the sublease of $12.8 million, which is included in General and administrative expenses on the Condensed Consolidated Statements of Income. The estimated loss was calculated using a 7.5% net discount rate and estimated 17 year sublease term commencing in January 2006 at estimated market rates. In addition, Nasdaq expects to record an additional estimated sublease loss reserve of approximately $5.0 million in the fourth quarter of 2004 for the remaining space on one of the floors it currently occupies but intends to vacate.

During 2003, Nasdaq decided to vacate part of the space it occupies in Rockville, Maryland located at 9600 Blackwell and recorded an estimated loss on the sublease of $2.3 million, which was included in general and administrative expenses on the Condensed Consolidated Statements of Income. Nasdaq’s management has re-evaluated its decision to vacate the space at 9600 Blackwell and decided instead to sell the building it owns and occupies in Rockville Maryland located at 9513 Key West Avenue. Based on Nasdaq’s management’s revised decision, Nasdaq released the sublease loss reserve recorded for 9600 Blackwell which totaled $1.9 million, net of rental payments, in September 30, 2004, which is recorded in general and administrative expense on the Condensed Consolidated Statements of Income. Nasdaq expects to begin marketing the 9513 Key West building for sale in the fourth quarter of 2004 and will classify the building as held-for-sale at such time. Accordingly, an estimated loss on the sale of the building of approximately $9.0 million will be recorded in the fourth quarter of 2004 and related depreciation on the building will cease at such time. Nasdaq plans on moving all employees from 9513 Key West Avenue to 9600 Blackwell beginning in the fourth quarter of 2005.

In September 2004, Nasdaq also evaluated its real estate needs in Trumbull, Connecticut. Nasdaq currently owns and occupies a building located at 80 Merritt Boulevard and leases and occupies another building

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

located at 35 Nutmeg Drive. Nasdaq’s management determined that based on staff reductions, all employees in Trumbull will consolidate into Nasdaq’s building at 80 Merritt Boulevard. Although Nasdaq’s lease at 35 Nutmeg Drive terminates in July 2008, Nasdaq plans on moving all employees from 35 Nutmeg Drive to 80 Merritt Boulevard by the end of 2005. As a result, Nasdaq expects to record a charge of approximately $2.5 million in the fourth quarter of 2005 when it completely vacates 35 Nutmeg Drive for its remaining lease obligation. In order to accommodate all of the employees in the Merritt building, a data center will be converted into office space. The data center will cease being used by the end of February 2005, and accordingly, Nasdaq began accelerating the data center fixed assets and leasehold improvements over the new estimated useful life. Nasdaq recorded $1.1 million of accelerated depreciation for the data center assets in the nine months ending September 30, 2004 and will record an additional $5.5 million between the fourth quarter of 2004 and first quarter of 2005.

Reduction in Force

During the nine months ended September 30, 2004, 146 positions, were eliminated associated with staff reduction plans and Nasdaq recorded charges of $7.6 million, for severance and outplacement costs. Nasdaq paid approximately $2.3 million during the nine months ended September 30, 2004, for these severance and outplacement costs from the staff reduction plans. Nasdaq expects to pay the remainder of the severance and outplacement costs by the end of the fourth quarter of 2005. Total headcount decreased from 956 employees at December 31, 2003 to 891 employees at September 30, 2004.

Technology Migration

As a result of a continued review of its technology infrastructure, Nasdaq shortened the estimated useful life of certain assets and changed the lease terms on certain operating leases associated with its quoting platform and its trading and quoting network as it migrates to lower cost operating environments which resulted in incremental depreciation and amortization expense. The incremental depreciation and amortization expense associated with these assets and operating leases was $17.5 million during the nine months ended September 30, 2004. In the fourth quarter of 2004 Nasdaq expects to incur approximately $8.0 million in additional charges related to its continuing review of technology operations.

Strategic Review

During the second quarter of 2003, Nasdaq announced the results of a strategic review of its operations designed to position Nasdaq for improved profitability and growth. The strategic review included the elimination of non-core products and initiatives and resulted in a reduction in Nasdaq’s workforce. For the nine months ended September 30, 2003, a pre-tax charge to earnings of $109.1 million, respectively, was recorded. The net impact to Nasdaq was a pre-tax charge for the nine months ended September 30, 2003 of $107.1 million. The difference represented costs absorbed by minority shareholders of Nasdaq Europe. Additional charges were recorded in the fourth quarter of 2003 marking the completion of the charges associated with Nasdaq’s strategic review. The charge of $109.1 million for the nine months ended September 30, 2003, included $69.5 million from continuing operations and $39.6 million from discontinued operations related to Nasdaq Europe and IndigoMarkets Ltd. (“IndigoMarkets”). See Note 4, “Discontinued Operations,” for further discussion. The charge was primarily recorded to Property and equipment, Goodwill, Other intangible assets, Other accrued liabilities and Accrued personnel costs on the Condensed Consolidated Balance Sheets.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

The following table summarizes the strategic review charges included in the Condensed Consolidated Statements of Income:

Nine months ended September 30, 2003
(in millions)
Continuing Operations
Non-Core Product Lines and Initiatives:
Impairment of capitalized software and fixed assets	$7.8
Impairment of goodwill and intangible assets	7.1
Contract cancellations	2.0
Other exit costs	10.0

Total non-core product lines and initiatives	26.9
Severance and benefit costs	29.4
Loss on early extinguishment of debt	13.2

Total continuing operations strategic review charge	$69.5

Discontinued Operations
Nasdaq Europe:
Impairment of technology platform	$25.4
Severance and benefit costs	1.8
Impairment of goodwill	8.1
Other exit costs including contract cancellations	4.9

Total Nasdaq Europe	40.2
Gain on disposition of IndigoMarkets	(0.6)

Total discontinued operations strategic review charge	$39.6

Total strategic review charge	$109.1

Continuing Operations

Non-core product lines and initiatives included in the strategic review were:

•	Primex—Primex was an electronic auction system. Nasdaq ended its exclusive rights agreement with Primex Trading N.A., L.L.C. on December 31, 2003 and ceased offering Primex effective January 16, 2004. A charge was recorded for Primex in the fourth quarter of 2003.

•	Nasdaq Tools—Nasdaq Tools was an order management system that ran on the Nasdaq Application Programming Interface using the Nasdaq Workstation II® and was wound down throughout 2003. Nasdaq Tools was a previously wholly-owned subsidiary of Nasdaq and was merged with and into Nasdaq on July 31, 2002.

•	Nasdaq LIFFE Markets, LLC (“NQLX”)—NQLX was a joint venture with the London International Financial Futures Exchange (“LIFFE”) to create a market for single stock futures and other futures products. On July 24, 2003, Nasdaq redeemed its interest in the NQLX joint venture and transferred its ownership interest to LIFFE. LIFFE assumed financial and management responsibility for NQLX. This change did not have any impact on the operation of NQLX, but usage of the Nasdaq brand by the company ceased.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

•	The Bulletin Board Exchange (“BBX”)—BBX was a proposed platform for companies not eligible for The Nasdaq SmallCap MarketSM to raise equity capital and increase the visibility of their stock. The Over the Counter Bulletin Board® (“OTCBB”) continues its existing operations.

•	Liquidity Tracker—Liquidity Tracker was an automated order routing system designed to allow traders to direct orders to specific market makers based on recent trading activity. Liquidity Tracker ceased operations as of June 30, 2003.

•	MarketSite® Tower—MarketSite Tower is located at Nasdaq’s Times Square, New York location. The video wall portion of the Tower was deemed impaired and a corresponding charge was recorded in the fourth quarter of 2003.

The charge related to the elimination of the above non-core products and initiatives was approximately $26.9 million for the nine months ended September 30, 2003. Included in the charge for the nine months ended September 30, 2003, was the reduction of Nasdaq’s investment in NQLX of $6.3 million due to the redemption of Nasdaq’s interest in the NQLX joint venture, the impairment of goodwill of $4.1 million associated with Nasdaq Tools, the impairment of certain intangible assets of $3.0 million, impairment of various capitalized software and fixed assets of $7.8 million, contract cancellations of $2.0 million and other costs of $3.7 million.

In addition, the charges from continuing operations recorded in the nine months ended September 30, 2003 included severance costs of $29.4 million and the loss on early extinguishment of long-term debt of $13.2 million. The severance costs included $11.2 million for the nine months ended September 30, 2003, related to the reductions in force 210 employees. The remaining $18.2 million of severance costs for the nine months ended September 30, 2003, related to the fulfillment of employment contracts and obligations associated with the retirement and departure of certain members of senior management. Total headcount was 1,004 as of September 30, 2003 versus 1,227 as of December 31, 2002. Nasdaq recorded additional severance costs in the fourth quarter of 2003 as a part of the strategic review. The extinguishment of debt costs relate to the redemption of $150.0 million in aggregate principal amount of Nasdaq’s 5.83% Senior Notes due 2007 (the “Senior Notes”). In conjunction with its strategic review, Nasdaq reassessed its capital needs and determined that it no longer needed the liquidity of the Senior Notes. See Long-term debt section below for further discussion.

The following table summarizes the strategic review accrual activity from December 31, 2003 through September 30, 2004. These accruals are recorded in Other accrued liabilities and Accrued personnel costs in the Current liabilities section and in Other liabilities in the Non-current liabilities section of the Condensed Consolidated Balance Sheets. Nasdaq expects to fund the majority of these reserves by the end of 2004, except for a $4.6 million contract payment that is due January 2006.

	Severance for U.S. Employees	Products & Other	Total
	(in millions)
Accrued liabilities associated with the strategic review as of December 31, 2003	$16.4	$10.7	$27.1
Cash payments	(8.7)	(9.3)	(18.0)

Accrued liabilities associated with the strategic review as of September 30, 2004	$7.7	$1.4	$9.1

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Discontinued Operations

Discontinued operations included in the strategic review were:

•	Nasdaq Europe—Nasdaq Europe was a pan-European stock market licensed in Belgium. See below for complete discussion of the wind-down and eventual transfer of shares of Nasdaq Europe.

•	IndigoMarkets—IndigoMarkets was a joint venture with SSI Limited (“SSI”) to develop international trading platforms. On September 30, 2003, Nasdaq Global sold its interest in the joint venture to SSI and recognized a gain on the sale of approximately $0.6 million.

Europe

As a result of the strategic review, Nasdaq supported the closing of the market operated by Nasdaq Europe, in which Nasdaq owned a 63.0% interest through December 18, 2003. At an Extraordinary General Meeting held on June 26, 2003, the shareholders of Nasdaq Europe voted to discontinue operations of the market and, as a result, market operations were wound-down pursuant to a Transition Plan approved by the Belgian Banking and Finance Commission. During the third quarter of 2003, the losses incurred by Nasdaq Europe exceeded the minority shareholders’ interests. Therefore, once the minority shareholders reached this point, Nasdaq absorbed 100.0% of Nasdaq Europe’s losses and strategic review charges.

As Nasdaq Europe was winding-down its market operations, Nasdaq reached an agreement to transfer all of Nasdaq’s shares in Nasdaq Europe to one of that company’s original investors; the cash consideration for the transaction was nominal. The transfer of Nasdaq’s shares of Nasdaq Europe was completed on December 18, 2003. The entity ceased using the Nasdaq Europe name after the transaction. As part of the transaction, Nasdaq Europe’s new owner committed to seek to restructure that company’s obligations and, in that context, to request from certain major creditors releases of any claims they might have against Nasdaq Europe’s former directors, officers and shareholders (if such claims are related to Nasdaq’s prior ownership interest in Nasdaq Europe).

At the time of the transfer, Nasdaq Europe had approximately $15 million of external debt, accrued interest and other liabilities. Nasdaq has recorded liabilities of approximately $15 million that management continues to believe are sufficient to satisfy any potential claims against Nasdaq. Nasdaq and Nasdaq Europe, now known as Easdaq SA/NV (“Easdaq”), entered into an agreement dated as of October 27, 2004, providing in relevant part that Easdaq is to reach agreements with certain of its creditors to settle these creditors’ existing claims against Easdaq. Nasdaq will be a third party beneficiary of these creditor agreements and expects to be able to release the $15 million reserve it currently maintains in connection with such claims and liabilities.

Also, as part of Nasdaq’s strategic review, during the third quarter of 2003, Nasdaq supported Nasdaq Europe’s position in favor of the decision of the shareholders of Nasdaq Deutschland AG (“Nasdaq Deutschland”), a German exchange in which Nasdaq Europe had a 50.0% interest, to suspend that company’s trading operations effective August 29, 2003. Nasdaq Europe transferred all of its shares in Nasdaq Deutschland to one of the other shareholders, BWB Holding AG, as of August 29, 2003.

The charges related to the orderly wind-down and liquidation of market operations in Belgium and Germany were approximately $40.2 million (excluding the minority interest benefit of $2.0 million) for the nine months ended September 30, 2003. The $40.2 million charge for the nine months ended September 30, 2003, included a $25.4 million impairment of certain technology platforms held for sale and owned by Nasdaq Europe, the impairment of goodwill of $8.1 million, severance costs of $1.8 million and other costs including contract cancellations of $4.9 million.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

In October 2002, Nasdaq Europe’s strategic investors committed to converting the majority of Nasdaq Europe’s external debt to equity. The conversion was formally approved by Nasdaq Europe’s Board of Directors in March 2003. On May 26, 2003 the strategic investors converted approximately $17.9 million or 63.3% of Nasdaq Europe’s external debt to equity ($51.5 million or 83.2% including intercompany debt with Nasdaq). After the conversion, Nasdaq had a 63.0% ownership interest in Nasdaq Europe.

Long-term Debt

On September 30, 2003, Nasdaq redeemed $150.0 million of its Senior Notes. In conjunction with its strategic review, Nasdaq reassessed its capital needs and determined that it no longer needed the liquidity of the Senior Notes. Nasdaq paid the holders of the Senior Notes $150.0 million in outstanding principal amount, accrued interest of $1.2 million and an aggregate make-whole payment of approximately $12.6 million (representing the net present value of future payments). The repayment amounts reflected the terms of the Senior Notes, except that the parties agreed to a reduced make-whole amount equal to the excess of the discounted value of the remaining scheduled payments discounted at a factor equal to 100 basis points over the yield to maturity of United States Treasury securities having a maturity equal to the remaining average life of the redeemed amount. This represented a renegotiation of the 50 basis points over the yield to maturity required by the terms of the Senior Notes. Nasdaq recorded a $13.2 million pre-tax charge in the third quarter of 2003 related to the redemption of the Senior Notes. This charge included the make-whole payment and capitalized costs related to the issuance of the Senior Notes. Nasdaq used funds from available cash and investments to finance the redemption.

Nasdaq Member Revenue Sharing

In August 2003, Nasdaq implemented the Nasdaq General Revenue Sharing Program, which like the General Revenue Sharing Program of The National Stock Exchange, a regional stock exchange, shares operating revenue from multiple business lines in addition to Tape Fee revenue. The new discretionary program shares operating revenue, which is interpreted to mean net revenue after expenses from all services that derive revenue from member trading and trade-reporting activity in Nasdaq-listed securities. As such, the program is designed to provide an incentive for quoting market participants to send orders and report trades to the Nasdaq Market Center. Nasdaq did not share any revenues during 2003 under the General Revenue Sharing Program. For the nine months ended September 30, 2004, Nasdaq shared approximately $16.0 million, under this new program which is shown net within Market Services revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Market Services, for further discussion.

Nasdaq Japan

During the second quarter of 2002, Nasdaq recognized an other-than-temporary impairment charge on its equity investment in Nasdaq Japan®. Nasdaq recognized this impairment as a result of the depressed level of market activity in Japan, combined with the suspension of Nasdaq Japan’s hybrid trading system due to the inability to gain exchange approval of market rules and industry participation. The net impact of the other-than-temporary impairment on Nasdaq’s pre-tax income was $15.2 million.

On August 16, 2002, the Board of Directors of Nasdaq Japan voted to take the company to dormant status, effectively ceasing operations. Nasdaq Japan entered into liquidation status in late November 2002 and was completely dissolved by the end of May 2003. During the second quarter of 2003, Nasdaq reversed $5.0 million of the reserves related to Nasdaq Japan due to favorable contract negotiations and lower legal costs resulting from the complete liquidation of Nasdaq Japan.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

3. Acquisition of Brut

As previously discussed, on September 7, 2004 (See “Acquisition of Brut,” of Note 2, “Significant Transactions”), Nasdaq announced the completion of its acquisition of Brut and related entities, including Toll, from SunGard for a total consideration of $190.0 million in cash, subject to certain post-closing adjustments. In addition, Nasdaq incurred direct costs of $3.3 million associated with the acquisition. Brut and related affiliated are included within the Market Services segment.

Nasdaq had not finalized the allocation of the purchase price as of September 30, 2004. Nasdaq expects future adjustments related to taxes and settlement of post-closing adjustments. An estimation of the purchase price allocation was prepared and included as part of these financial statements. The purchase price has been allocated as follows: $6.3 million to net assets, $42.0 million to identifiable intangible assets, and $141.7 million to goodwill.

The following table presents details of the identifiable intangible assets acquired in the Brut acquisition:

	Amount	Estimated Average Useful Life
	(in millions)	(in years)
Identifiable intangible assets
Technology	$15.7	10.0
Customer relationships	26.3	10.0

Total	$42.0

The unaudited pro forma combined historical results for the nine months ended September 30, 2004 and 2003, as if Nasdaq had acquired Toll and related entities at the beginning of fiscal 2004 and 2003, are estimated to be:

	Nine months ended September 30,
	2004	2003
	(in millions, except per share amounts)
Revenues	$481.2	$537.5
Gross margin	380.9	465.0
Net income (loss)	5.5	(37.0)
Basic and diluted loss per share	$(0.02)	$(0.55)

The pro forma results include amortization of the intangibles presented above and the elimination of intercompany transactions had Nasdaq and Toll acted as a combined company. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they necessarily indicative of future consolidated results. Nasdaq does not expect future adjustments to the purchase price within the next year to be significant.

Brut results are included as of September 7, 2004 in the Condensed Consolidated Statements of Income.

4. Discontinued Operations

On September 30, 2003, Nasdaq Global sold its interest in IndigoMarkets to its partner, SSI, and recognized a gain of approximately $0.6 million on the sale. In addition, on December 18, 2003, Nasdaq

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

transferred its interest in Nasdaq Europe to one of that company’s original investors for nominal cash consideration. See “Strategic Review,” of Note 2, “Significant Transactions,” for further discussion.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), both Nasdaq Europe and IndigoMarkets are reflected as discontinued operations for the nine months ended September 30, 2003. As discontinued operations, the revenues, costs and expenses and cash flows of Nasdaq Europe and IndigoMarkets have been excluded from the respective captions in the Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows, and have been presented separately as “Loss from discontinued operations” and as “Cash used in discontinued operations,” respectively. There were no assets and liabilities of Nasdaq Europe and IndigoMarkets at December 31, 2003.

The following table presents condensed, combined results of operations for Nasdaq Europe and IndigoMarkets:

Nine months ended September 30, 2003
(in millions)
Revenues	$10.2
Pre-tax loss	(51.4)
Benefit for income taxes	1.2
Loss from discontinued operations	$(50.2)

The remainder of the notes to the condensed consolidated financial statements reflects results from continuing operations, unless otherwise noted.

5. Deferred Revenue

Nasdaq’s deferred revenue as of September 30, 2004 related to Corporate Client Group fees will be recognized in the following years:

	Initial	LAS	Annual and Other	Total
	(in thousands)
Fiscal year ended:
2004	$7,616	$8,906	$23,195	$39,717
2005	26,098	30,364	—	56,462
2006	15,906	20,007	—	35,913
2007	10,883	13,736	—	24,619
2008 and thereafter	14,388	3,718	—	18,106

	$74,891	$76,731	$23,195	$174,817

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Nasdaq’s deferred revenue for the nine months ended September 30, 2004 and 2003 is reflected in the following tables. The additions reflect Corporate Client Group revenues charged during the period while the amortization reflects Corporate Client Group revenues recognized during the period in accordance with GAAP. Nasdaq recognizes revenue related to Initial listing fees and Listing of additional shares (“LAS”) fees on a straight-line basis over estimated service periods, which are six and four years, respectively.

	Initial	LAS	Annual and Other	Total
	(in thousands)
Balance at January 1, 2004	$78,485	$65,957	$—	$144,442
Additions	19,727	38,401	95,214	153,342
Amortization	(23,321)	(27,627)	(72,019)	(122,967)

Balance at September 30, 2004	$74,891	$76,731	$23,195	$174,817

	Initial	LAS	Annual and Other	Total
	(in thousands)
Balance at January 1, 2003	$93,857	$72,841	$—	$166,698
Additions	10,601	19,879	96,396	126,876
Amortization	(24,312)	(27,847)	(72,911)	(125,070)

Balance at September 30, 2003	$80,146	$64,873	$23,485	$168,504

6. Long-term Debt

Nasdaq had $265.0 million of outstanding long-term debt ($25.0 million of senior notes and $240.0 million of subordinated notes) at September 30, 2004. Debt is scheduled to begin to mature in May 2006.

Long-term subordinated notes represent $240.0 million of 4.0% convertible subordinated notes due 2006 (the “Subordinated Notes”) issued and sold to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, “Hellman & Friedman”) during 2001. The annual 4.0% coupon is payable quarterly in arrears in cash and the Subordinated Notes are convertible at any time into an aggregate of 12.0 million shares of Common Stock at $20.00 per share, subject to adjustment, in general, for any stock split, dividend, combination, recapitalization or other similar event. On an as converted basis as of September 30, 2004, Hellman & Friedman owned an approximate 13.8% equity interest in Nasdaq as a result of its ownership of the Subordinated Notes and 500,000 shares of Common Stock.

On September 30, 2003, Nasdaq redeemed the $150.0 million outstanding principal amount of the Senior Notes. Under the terms of the Senior Notes, Nasdaq paid the holders of the Senior Notes $150.0 million in outstanding principal amount, accrued interest of $1.2 million and an aggregate make whole payment of approximately $12.6 million (representing the net present value of future payments). Nasdaq recorded a $13.2 million pre-tax charge in the third quarter of 2003 related to the redemption of the Senior Notes. This charge included the make-whole payment and capitalized costs related to the issuance of the Senior Notes. Nasdaq used funds from available cash and investments to finance the redemption. See “Long-term Debt” of Note 2, “Significant Transactions,” for further discussion.

7. Employee Benefits

Nasdaq is a participating employer in a noncontributory, defined benefit pension plan that the NASD sponsors for the benefit of its eligible employees and the eligible employees of its subsidiaries. As of January 1, 2004,

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

the benefits are primarily based on years of service and the employees’ career-average salary during employment, subject to a phase-in period. Prior to 2004, the benefits were primarily based on years of service and the employees’ average salary during the highest 60 consecutive months of employment.

Until November 1, 2003, Nasdaq participated in a Supplemental Executive Retirement Plan (“SERP”) that was maintained by the NASD for certain senior executives. On November 1, 2003, Nasdaq formed its own SERP and transferred all amounts to this new plan. Also during 2003, Nasdaq changed the accrual of benefits from age 65 to the later of age 55 or 10 years of service, except in the case of an executive who has a contract with a SERP provision, then benefits are accrued in accordance with the contract terms.

The following table sets forth the combined plans’ amounts recognized in the Condensed Consolidated Statements of Income recorded in compensation and benefits expense:

	Nine months ended September 30,
	2004	2003(1)
	(in thousands)
Components of net periodic benefit cost
Service cost	$4,759	$8,224
Interest cost	3,384	4,041
Expected return on plan assets	(2,255)	(2,236)
Recognized net actuarial loss	873	990
Prior service cost recognized	(234)	5,069
Amortization of unrecognized transition asset	(43)	(43)
Settlement loss recognized	235	2,415

Benefit cost	$6,719	$18,460

(1)	Includes strategic review amounts related to the fulfillment of employment SERP contracts and obligations associated with the retirement and departure of certain members of senior management. See “Strategic Review,” of Note 2, “Significant Transactions,” for further discussion.

Nasdaq previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $10.6 million to the pension plan in 2004 for the 2003 and 2004 plan years. In June 2004, Nasdaq contributed $6.0 million to fund its plan for the 2003 plan year. As a result of the passage of the Pension Funding Equity Act of 2004, signed into law on April 10, 2004, Nasdaq is now exempt from required quarterly contributions for the 2004 plan year and will fund the 2004 plan year in 2005.

8. Stock Based Compensation

In the first quarter of 2003, Nasdaq adopted SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends the disclosure requirements of SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”) and requires disclosure in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results.

Nasdaq grants stock options with an exercise price equal to the estimated fair value of the Common Stock on the date of the grant. Nasdaq accounts for stock options in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and accordingly recognizes no compensation expense related to such grants.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Pro forma information regarding net income and earnings per share is required under SFAS 148 and has been determined as if Nasdaq had accounted for all stock options based on a fair value method. The fair value of each stock option grant was estimated at the date of grant using the Black-Scholes valuation model. Pro forma net income includes the amortization of the fair value of stock options over the vesting period. The pro forma information for the nine months ended September 30, 2004 and 2003 is as follows:

	Nine months ended September 30,
	2004	2003
	(in thousands, except per share amounts)
Reported net income (loss) from continuing operations	$3,931	$(34,305)
Stock-based compensation cost (net of tax of $1,803 and $5,388, respectively)	(2,794)	(8,348)

Pro forma net income (loss)	$1,137	$(42,653)

Reported basic and diluted loss per share	$(0.04)	$(0.51)
Pro forma basic and diluted loss per share	$(0.08)	$(0.62)

9. Comprehensive Income

Comprehensive income is calculated in accordance with SFAS No. 130, “Reporting Comprehensive Income.” Comprehensive income is composed of net income (loss) and other comprehensive income (loss), which includes the after-tax change in unrealized gains and losses on available-for-sale securities, minimum pension liability and foreign currency translation adjustments.

The following table outlines the changes in other comprehensive income for the nine months ended September 30, 2004 and 2003:

	Nine months ended September 30,
	2004	2003
	(in thousands)
Net income (loss)	$3,931	$(34,305)
Unrealized (losses) on available-for-sale securities	(720)	(549)
Foreign currency translation adjustment	41	1,268

Total comprehensive income (loss)	$3,252	$(33,586)

10. Segments

In 2003, Nasdaq changed its organizational structure from operating under one segment to operating under two segments. Under the new structure, Nasdaq’s Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS 131. Nasdaq’s two segments are managed and operated as strategic business units and organized by products and services. Reportable segments are Market Services and Issuer Services.

Market Services includes collecting, processing and disseminating price quotes of Nasdaq-listed securities, the routing and execution of buy and sell orders for Nasdaq-listed and exchange-listed securities and transaction reporting services. Market Services also provides price quotes and trade information to data vendors,

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

who in turn sell the information to the public. Market participants in The Nasdaq Stock Market, consisting of market makers, ECNs, registered stock exchanges and order entry firms, are users of Nasdaq’s Market Services. In March 2004, Nasdaq rebranded its execution services and ACT services as the Nasdaq Market Center, which is within the Market Services segment. The Nasdaq Market Center includes Nasdaq’s quoting, trading and trade reporting services for securities listed on Nasdaq and the NYSE and Amex. Revenues from execution systems previously known as SuperMontage and CAES and revenues from ACT are included in the Nasdaq Market Center. Beginning with the quarter ended June 30, 2004 revenues from Access Services, ACES and Nasdaq InterMarket (revenues derived from the sale of tape data for securities listed on exchanges) were also included with Nasdaq Market Center revenues as these products and services are considered transaction-based services. In addition, beginning September 7, 2004 with the acquisition of Brut, execution revenues from transactions executed through Brut are included in Nasdaq Market Center revenues. Pursuant to EITF 99 19, revenues from these transactions are recorded on a gross basis in revenues and expenses such as liquidity rebate payments are recorded in cost of revenues as Brut acts as principal. Nasdaq’s other execution revenues will continue to be reported net of the liquidity rebate as Nasdaq does not act as principal. Also, beginning with the quarter ended June 30, 2004, revenues from Nasdaq’s Level 1 Service, NQDS, TotalView and MFQS were rebranded as Nasdaq Market Services Subscriptions revenues as these products and services are considered subscription-based services. Revenues from SuperMontage, CAES, ACT, Access Services and ACES were previously reported as Transaction Services and revenues from Nasdaq InterMarket, Level 1 Service, NQDS, TotalView and MFQS were previously reported as Market Information Services both within the Market Services segment.

Issuer Services includes the Corporate Client Group and Nasdaq Financial Products. The Corporate Client Group provides customer services and information products to Nasdaq-listed companies and is responsible for obtaining new listings on The Nasdaq Stock Market. Nasdaq Financial Products is responsible for introducing products that extend and enhance the Nasdaq brand. Nasdaq Financial Products oversees the development and marketing of new Nasdaq financial products and associated derivatives, the licensing and listing of third-party structured products and the listing of third-party sponsored exchange traded funds.

Nasdaq evaluates the performance of its segments based on several factors, of which the primary financial measure is pre-tax income. Results of individual businesses are presented based on Nasdaq’s management accounting practices and Nasdaq’s current management structure. Certain charges are allocated to corporate items in Nasdaq’s management reports based on the decision that those activities should not be used to evaluate the segment’s operating performance. These charges primarily include all activities and exit costs related to elimination of Nasdaq’s non-core products and other initiatives as well as Nasdaq Japan.

The following tables present certain information regarding these operating segments for the nine months then ended September 30, 2004 and 2003:

	Market Services	Issuer Services	Corporate Items and Eliminations	Consolidated
	(in thousands)
Nine months ended September 30, 2004
Revenues	$218,361	$153,935	$91	$372,387
Cost of revenues	(9,177)	—	—	(9,177)
Gross margin	209,184	153,935	91	363,210
Pre-tax (loss) income	(47,309)	55,419	(3,944)	4,166
Nine months ended September 30, 2003
Revenues	$297,374	$152,571	$1,890	$451,835
Pre-tax income (loss)	586	41,872	(94,895)	(52,437)

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

11. Commitments and Contingencies

Brut Agreements

Brut contracted with a subsidiary of SunGard, SunGard Financial Systems Inc. (“SunGard Financial”), for SunGard Financial to provide Brut on-line processing, report services and related services in connection with the clearance of trades. The term of the agreement is five years and is automatically renewed at yearly intervals thereafter until terminated by Brut or SunGard Financial. The annual service fee is $10.0 million in the first year, dropping to $8.0 million in the second year and $6.0 million in the third year of the agreement. The annual service fee is subject to price review in years four and five based market rates, but will not be less than $4.0 million per year. Some additional fees may be assessed based on services needed or requested.

Nasdaq Europe

As a result of the transfer of Nasdaq’s shares of Nasdaq Europe, Nasdaq Europe’s new owner committed to seek to restructure that company’s obligations and, in that context, to request from certain major creditors releases of any claims they might have against Nasdaq Europe’s former directors, officers and shareholders (if such claims are related to Nasdaq’s prior ownership interest in Nasdaq Europe). At the time of the transfer, Nasdaq Europe had approximately $15 million of external debt, accrued interest and other liabilities. Nasdaq has recorded liabilities of approximately $15 million that management continues to believe are sufficient to satisfy any potential claims against Nasdaq. Nasdaq and Nasdaq Europe, now known as Easdaq SA/NV (“Easdaq”), entered into an agreement dated as of October 27, 2004, providing in relevant part that Easdaq is to reach agreements with certain of its creditors to settle these creditors’ existing claims against Easdaq. Nasdaq will be a third party beneficiary of these creditor agreements and expects to be able to release the $15 million reserve it currently maintains in connection with such claims and liabilities.

Nasdaq Insurance Agency

In December 2002, Nasdaq purchased the NASD’s 50.0% interest in the NASD Insurance Agency (subsequently renamed the Nasdaq Insurance Agency, LLC (“NIA”)). Nasdaq’s consideration for the NASD’s 50.0% interest consisted of an upfront payment of $0.5 million and up to $5.1 million based on NIA’s stream of contingent cash flow through 2011. Nasdaq will pay the NASD up to: (a) 20% of NIA’s cash flows until Nasdaq has paid the NASD $2.3 million from cash flows; (b) 10% of NIA’s cash flows until Nasdaq has paid the NASD a cumulative amount of $3.0 million from cash flows; (c) 5% of NIA’s cash flows until the earlier to occur of Nasdaq paying the NASD the full cumulative amount of $5.1 million from cash flows or December 31, 2011. As of September 30, 2004, Nasdaq recorded a $0.40 million dividend to the NASD for the NIA’s cash flows. The dividend was reflected as a reduction in Additional paid-in capital on Nasdaq’s Condensed Consolidated Balance Sheets.

MCI

On January 30, 2004, Nasdaq and MCI WorldCom Communications, Inc., formerly, WorldCom, Inc., (“MCI”) entered into a global services agreement, effective May 31, 2004 (the “GSA”), related to the data network that connects Nasdaq’s market facilities to market participants. The GSA terminated the prior agreement between the two parties. The GSA, which expires on December 31, 2005, requires usage charges for certain GSA services to be at least $20.0 million during the period from June 1, 2004 to December 31, 2004 and $20.0 million in 2005.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

General Litigation

Nasdaq may be subject to claims arising out of the conduct of its business. Currently, there are certain legal proceedings pending against Nasdaq. Nasdaq believes, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on the financial position or results of operations of Nasdaq. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of Nasdaq.

12. Capital Stock and Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended September 30,
	2004	2003
	(in thousands, except per share amounts)
Numerator:
Net loss applicable to common stockholders:
Net income (loss)	$3,931	$(84,450)
Loss from discontinued operations	—	(50,145)

Net income (loss) from continuing operations	3,931	(34,305)
Preferred stock dividends declared(1)	(7,350)	(5,736)

Net loss applicable to common stockholders from continuing operations for basic and diluted earnings per share	(3,419)	$(40,041)
Loss from discontinued operations for basic and diluted earnings per share	—	(50,145)

Net loss available to common stockholders for basic and diluted earnings per share	$(3,419)	$(90,186)
Denominator:
Weighted average common shares for basic and diluted earnings per share	78,551,705	78,360,187

Basic and diluted net loss per share:
Continuing operations	$(0.04)	$(0.51)
Discontinued operations	—	(0.64)

Total basic and diluted net loss per share	$(0.04)	$(1.15)

(1)	Dividends payable to the NASD as a holder of Nasdaq’s Series A Preferred Stock began accruing in March 2003. The Series A Preferred Stock carried a 7.6% dividend rate for the year commencing March 2003 and carried a 10.6% dividend rate in all subsequent years. The NASD is entitled to receive cash dividends when, as and if declared by Nasdaq’s Board of Directors out of the funds legally available. On September 30, 2004, the NASD agreed to a waiver of a portion of the dividend for the third quarter of 2004 and accepted an aggregate amount of $1.0 million (calculated based on an annual rate of 3.0%) as payment in full of the dividend for this period. Both parties are currently in discussions on an amendment to the terms of the Series A Preferred Stock.

The Nasdaq Stock Market, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Options to purchase 13,667,664 shares of Common Stock, 12,000,000 shares underlying Subordinated Notes and 239,824 shares underlying warrants issued by Nasdaq were outstanding at September 30, 2004. For the nine months ended September 30, 2004, all of the options, all of the shares underlying the warrants issued by Nasdaq and the 12,000,000 shares underlying Subordinated Notes outstanding were considered antidilutive and were properly excluded.

13. Subsequent Event

On November 29, 2004, Nasdaq entered into an exchange agreement with the NASD pursuant to which the NASD exchanged 1,338,402 shares of Nasdaq’s Series A Cumulative Preferred Stock, representing all of the outstanding shares of Series A Preferred Stock, for 1,338,402 shares of newly issued Series C Cumulative Preferred Stock (face and liquidation value of $100 per share, plus any accumulated unpaid dividends). The Series C Cumulative Preferred Stock will accrue quarterly dividends at an annual rate of 3.0% during the period ending July 1, 2006 and at an annual rate of 10.6% for periods thereafter, payable at the discretion of Nasdaq’s board of directors. The principal amount of the Series C Cumulative Preferred Stock will accrete through retained earnings from its estimated current fair market value of $129.2 million to its redemption value of $133.8 million over the five consecutive quarters beginning with the fourth quarter of 2004. Holders of the Series C Cumulative Preferred Stock also may be entitled to an additional payment in certain circumstances depending on the amount of time the Series C Cumulative Preferred Stock is outstanding and the market price of Nasdaq common stock at the time Nasdaq redeems the Series C Cumulative Preferred Stock. At Nasdaq’s option, Nasdaq may pay the amount in cash or Nasdaq common stock to the extent that holders of the Series C Cumulative Preferred Stock are entitled to an additional payment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Toll Associates LLC

We have audited the accompanying consolidated statement of financial condition of Toll Associates LLC and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in member’s equity, for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Toll Associates LLC and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

New York, New York

November 16, 2004

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003
ASSETS

Cash and cash equivalents	$18,408,097
Cash deposited with clearing organizations	3,380,222
Deposit with clearing broker	1,536,661
Receivables from brokers and dealers, net of allowance for doubtful accounts of $750,277	14,417,110
Market data receivable	1,734,269
Deferred tax assets	6,681,298
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $2,959,573	3,755,727
Receivables from affiliates	200,052
Goodwill and intangible assets	72,377,289
Other assets	137,894

TOTAL ASSETS	$122,628,619

LIABILITIES AND MEMBERS’ EQUITY

Bank overdrafts	$1,102,043
Clearance and execution fees payable	5,982,087
Accrued compensation and benefits	1,921,000
Payables to affiliates	34,314,969
Note payable with affiliate	40,508,769
Accounts payable and accrued expenses	1,566,516

TOTAL LIABILITIES	85,395,384

MEMBER’S EQUITY	37,233,235

TOTAL LIABILITIES AND MEMBER’S EQUITY	$122,628,619

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Year Ended December 31, 2003

REVENUES:
Transaction fees	$123,796,133
Market data revenue	2,968,201
Interest	107,495

Total revenues	126,871,829

COST OF REVENUES:
Clearance and execution fees	107,871,071
System and related support fees	2,698,102

Total cost of revenues	110,569,173

GROSS MARGIN	16,302,656

EXPENSES:
Compensation and benefits	8,424,679
Depreciation and amortization	3,180,275
Interest expense	2,087,624
Professional services	966,733
Systems development	423,009
Marketing	45,630
Other	2,668,348

Total expenses	17,796,298

LOSS BEFORE INCOME TAXES	(1,493,642)

BENEFIT FROM INCOME TAXES	(599,670)

NET LOSS	(893,972)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	59,620

COMPREHENSIVE LOSS	$(834,352)

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(893,972)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,180,275
(Increase) decrease in operating assets:
Cash deposited with clearing organizations	(2,280,276)
Deposit with clearing broker	52,902
Receivables from brokers and dealers, net	(3,518,809)
Market data receivable	(1,734,269)
Receivables from affiliates	(194,398)
Goodwill and intangible assets	(23,000)
Other assets	1,149,038
Increase (decrease) in operating liabilities:
Clearance and execution fees payable	1,495,509
Accrued compensation and benefits	(301,959)
Payables to affiliates	9,955,973
Accounts payable and accrued expenses	(1,239,732)

Net cash provided by operating activities	5,647,282

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of furniture, equipment and leasehold improvements	(1,563,483)
Sale of furniture, equipment and leasehold improvements	293,899

Net cash used in investing activities	(1,269,584)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions from member	6,000,000
Bank overdrafts	(3,291,589)
Foreign currency translation adjustment	59,620

Net cash provided by financing activities	2,768,031

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,145,729

CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002	11,262,368

CASH AND CASH EQUIVALENTS, DECEMBER 31, 2003	$18,408,097

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Increase in equity and goodwill from Brut earnout payment (Note 6)	$29,934,380
Decrease of note payable through payables to affiliate	$6,530,425
Non-cash additional purchase price adjustments	$754,471

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

BALANCE, DECEMBER 31, 2002	$2,133,207
Net loss	(893,972)
Foreign currency translation adjustment	59,620
Capital contributions from member	6,000,000
Brut earnout (Note 6)	29,934,380

BALANCE, DECEMBER 31, 2003	$37,233,235

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

1.    ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The consolidated financial statements include the accounts of Toll Associates LLC and its subsidiaries (collectively “Toll”). Toll is a wholly-owned subsidiary of SunGard Data Systems Inc. (“SunGard”) and is also a holding company that owns a 99.8% interest in Brut, LLC (“Brut”). Toll also has a 100.0% interest in Brut Inc. (“Brut Inc.”), which owns the remaining 0.2% interest in Brut and serves as Brut’s manager pursuant to an operating agreement. Brut also owns Brut Europe Limited, a wholly-owned subsidiary set up to generate a European subscriber base which is currently inactive.

Brut, LLC, a Delaware limited liability company, is a registered broker-dealer and operator of The BRUT ECN System (the “System”), and electronic communications network (“ECN”) that allows its subscribers to enter orders for display, view and execution against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the System to trade with said participants. Subscribers primarily use the System for transactions activity in securities traded on The Nasdaq Stock Market (“Nasdaq”), although the System also offers similar capabilities with respect to securities traded on the New York and American Stock Exchanges. Brut, LLC and Brut Europe Limited, are collectively referred to herein as “Brut.”

Brut charges transaction fees to subscribers and other market participants that execute transactions against System orders, or for subscriber orders which route through the System for execution against other market participants. Transaction fees are determined on a per share basis and are billed monthly, net of any rebates. Brut clears and settles all trading activities that take place on the System except for institutional trades and DOT-processed listed securities.

Brut participates, through the National Stock Exchange and the Boston Stock Exchange, in the Unlisted Trading Privilege Plan, which is a joint program between and among Nasdaq and all regional stock exchanges. Under the plan, the revenue collected from the sale of quote and trade information to market data vendors is distributed to plan members based on the amount of market data contributed to each member.

Subsequent to December 31, 2003, Toll Associates LLC and subsidiaries was acquired by Nasdaq (see Note 11).

2.    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All material intercompany transactions and balances have been eliminated in consolidation.

Transaction Fees—Transaction fees from securities transactions are recorded on trade date. Included in transaction fees is $24,354,736 for participant orders which were routed through the System for execution against other markets participants. The execution charges from other market participants are recorded in clearance and execution fees and approximated fees earned for the year ended December 31, 2003. Also included in transaction fees is $1,547,176 from institutional investors which are shown net of repatriated commissions to Sponsoring

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

Broker-Dealers. Sponsoring Broker-Dealers are identified by the relevant institutional investor as the broker-dealer sponsor of identified transaction activity.

Market data revenue—Market data revenue are recorded as earned. Revenue is based on both share and trade volumes.

Cash and Cash Equivalents—Toll considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2003, cash equivalents represent investments in money market funds.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the life of the lease.

Income Taxes—Toll and its eligible subsidiaries file all applicable U.S. federal and state and local income tax returns. Toll uses the asset and liability method required by Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, to provide income taxes on all transactions recorded in the consolidated financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

New Accounting Pronouncements—In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of this statement, which previously were often classified as equity, must now be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have an effect on Toll’s consolidated financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (“variable interest entities”). Variable interest entities (“VIEs”) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs. The adoption of FIN 46 did not have an effect on Toll’s consolidated financial position and result of operations.

In October 2003, the FASB agreed to defer the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. Subsequently in December 2003, the FASB issued a revision of FIN 46 (“FIN 46R”), which replaces FIN 46, to modify FIN 46 to address

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R does not have an effect on Toll’s consolidated financial position and result of operations.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 provides accounting and disclosure requirements for certain guarantees. The interpretation requires certain guarantees to be recorded at fair value versus the current practice of recording a liability only when a loss is probable and reasonably estimable. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified beginning January 1, 2003. Adoption of this interpretation did not have an effect on Toll’s consolidated financial position and result of operations.

3.    RELATED PARTY TRANSACTIONS

Toll pays for the utilization and development of the System to SunGard Trading Systems (“STS”). Expenses related to STS for the year were $1,777,197 and are included in systems and related support fees in the consolidated statements of operations and comprehensive loss with a related payable of $54,600 recorded in payables to affiliates in the consolidated statement of financial condition.

Toll pays for the utilization of the Phase3 clearance system to SunGard Financial Systems (“SFS”). SFS expenses for the year were $10,260,000 and are included in clearance and execution fees in the consolidated statements of operations and comprehensive loss with a related payable of $895,000 recorded in payables to affiliates in the consolidated statement of financial condition.

In 2003, Toll purchased computer equipment from SunGard Trading System VAR, LLC. and STS for $167,084 and $975,968, respectively.

Toll pays transaction fees to SunGard Global Execution Services (“SGES”) for the routing of share volumes to the New York Stock Exchange. For the year ended December 31, 2003, $145,264 of expenses related to SGES services were included in clearance and execution fees in the consolidated statements of income and comprehensive income. At December 31, 2003, Toll had payables related to these expenses of $4,103 in clearance and execution fees payable in the consolidated statement of financial condition.

Toll pays SunGard Business Integration (“SBI”) for services related to trade reporting to the Cincinnati and Boston Stock Exchanges. For the year ended December 31, 2003, $158,563 of expenses related to SBI were included in clearance and execution fees in the consolidated statements of operations and comprehensive loss. At December 31, 2003, Toll had payables related to these expenses of $15,000 in payables to affiliates in the consolidated statement of financial condition.

Toll pays Automated Securities Clearance, LTD for hosting services. At December 31, 2003, Toll had payables related to these expenses of $11,208,308 in payables to affiliates in the consolidated statement of financial condition.

Certain affiliates paid general, administrative and other expenses on behalf of Toll. For the year ended December 31, 2003, $2,201,530 were included in other expenses in the consolidated statements of operations and comprehensive loss with related payables of $84,313 recorded in payables to affiliates in the consolidated statement of financial condition.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

Certain costs in connection with SunGard’s acquisition of Brut were incurred by various SunGard entities. At December 31, 2003, Toll had payables related to these costs of $22,057,748 in payables to affiliates in the consolidated statement of financial condition.

In August 2002, Toll entered into a $41,950,100 note payable with SunGard Investment Ventures, Inc. The note incurs interest at a rate of 4.75% per year and includes repayment terms of $20,975,050 plus interest in ten equal annual installments and a balloon payment of $20,975,050 plus interest due on August 20, 2012. During 2003, principal amount of $2,097,005 was repaid by an affiliate and a corresponding payable to affiliate was recorded. Interest expense on this note was $2,087,624 during the year ended December 31, 2003. The outstanding note balance is recorded in note payable with affiliate in the consolidated statement of financial condition.

Receivables from affiliates relate to payments made by Toll for taxes, business acquisition and other operating expenses.

All affiliates referred to above are wholly-owned subsidiaries of SunGard.

4.    GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Intangible assets are primarily comprised of customer lists with an estimated average useful life of 36 months. As a result of the adoption of SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on January 1, 2002, goodwill is no longer amortized, but instead is tested for impairment at least annually. The Company evaluates the recoverability of goodwill and takes into account events or circumstances that warrant revised estimates of useful lives for intangible assets or that indicate impairment exists. No impairment was identified as a result of the impairment testing performed for the year ended December 31, 2003.

As of December 31, 2003, goodwill was $70,954,289 and included an increase of $29,934,380 related to the Brut earnout (see Note 6). Intangible assets are comprised mostly of customer lists totaling $1,423,000 with an original cost basis of $3,000,000 and accumulated amortization of $1,577,000 at December 31, 2003. Intangible asset amortization expense was $1,200,000 for the year ended December 31, 2003.

5.    ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss represents cumulative gains that are not reflected in earnings. The components of accumulated other comprehensive loss are as follows:

Balance at December 31, 2002	$31,387

Foreign currency translation adjustment	59,620

Balance at December 31, 2003	$91,007

6.    NET CAPITAL REQUIREMENTS AND MEMBER’S EQUITY

Brut is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (the “Rule”), which requires the maintenance of minimum net capital. Brut has elected to use the basic method permitted by

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

the Rule, which requires that Brut maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2003, Brut had net capital of $9,448,423, which was $8,597,854 in excess of its required net capital of $850,569.

Brut has an agreement with its clearing broker that enables Brut to include certain assets as allowable assets in its Net Capital Computation.

In August 2002, SunGard re-acquired 100.0% ownership in Brut with the aim of enhancing the technology platform to accelerate market share gains. The buy-out included an upfront payment and a 2-year earnout aggregating not more than $55,000,000 based upon achieving certain thresholds. During 2003, the earnout totaled $29,934,380. The expected remaining earnout for 2004 is $25,000,000.

In January 2003, Brut received a $6,000,000 capital contribution from SunGard.

7.    GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Brokerage Activities—A consolidated subsidiary of Toll provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. Toll’s maximum potential liability under these arrangements cannot be quantified. However, the potential for Toll to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

Litigation—In the normal course of business, Toll may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with outside counsel, that there are no matters pending against Toll that could have a material adverse effect on the financial condition of Toll at December 31, 2003 or its results of operations for the year then ended.

Leases—As of December 31, 2003, Toll has non-cancelable operating leases through 2007 for office space. At December 31, 2003, future minimum rental commitments under these leases are as follows:

December 31,
2004	$348,841
2005	350,928
2006	321,108
2007	305,968
Thereafter	—

Total	$1,326,845

The leases contain provisions for escalations based on certain costs incurred by the lessor. For the year ended December 31, 2003, occupancy expenses totaled $349,521 and were included in other expense in the consolidated statements of operations and other comprehensive loss.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2003

Risks and Uncertainties—Toll generates substantially all of its revenue from transaction fees charged to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System for execution, and from market data revenue collected through its participation in the Unlisted Trading Privilege plan. As a result, Toll’s revenue could vary based on transaction volume and transaction fee levels, and on continued participation in the Unlisted Trading Privilege plan.

8.    EMPLOYEE BENEFITS

Employees of Toll are eligible to participate in an affiliate’s 401(k) plan under which they can contribute up to 15% of pre-tax compensation. Toll matches 100% of the first 4% of employee pre-tax contributions. All employer provided contributions are subject to change in future years. Toll’s total contribution expense was $152,191 for the year ended December 31, 2003.

9.    FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Toll’s financial assets and liabilities are carried at fair value or amounts that approximate fair value.

10.    INCOME TAXES

The income tax benefit for the year ended December 31, 2003 consists of the following amounts:

Current income taxes:
Federal	$(512,631)
State	(135,357)
Foreign	5,255

Total current income taxes	(642,733)

Deferred income taxes:
Federal	34,068
State	8,995

Total deferred income taxes	43,063

Total income tax benefit	$(599,670)

Toll has net deferred tax assets in the amount of $6,681,298 at December 31, 2003. This balance consists primarily of book versus tax differences related to goodwill amortization.

11.    SUBSEQUENT EVENT

On September 7, 2004, Nasdaq acquired Toll from SunGard. Pursuant to the terms of the Purchase Agreement, Nasdaq paid total cash consideration of $190 million, which is subject to certain post-closing adjustments. As part of the acquisition, all intercompany receivables, payables and debt were forgiven by SunGard and its affiliates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Toll Associates LLC

We have audited the accompanying consolidated statement of financial condition of Toll Associates LLC and subsidiaries (the “Company”) as of September 6, 2004, and the related consolidated statements of income and comprehensive loss, cash flows and changes in member’s equity, for the period January 1, 2004 through September 6, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of toll Associates LLC and subsidiaries at September 6, 2004, and the results of their operations and their cash flows for the period January 1, 2004 through September 6, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

New York, New York

December 10, 2004

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

September 6, 2004
Assets
Cash and cash equivalents	$21,630,590
Cash deposited with clearing organizations	510,000
Deposit with clearing broker	1,534,547
Receivables from brokers and dealers, net of allowance for doubtful accounts of $1,239,904	18,236,045
Market data receivable	1,771,292
Deferred tax assets	3,082,777
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $4,308,770	3,432,930
Receivables from affiliates	194,568
Goodwill and intangible assets	86,485,178
Other assets	190,338

Total Assets	$137,068,265

Liabilities and Members’ Equity
Bank overdrafts	$1,733,463
Clearance and execution fees payable	5,722,746
Accrued compensation and benefits	1,698,103
Payables to affiliates	32,808,427
Note payable to affiliate	38,474,084
Accounts payable and accrued expenses	4,298,354

Total Liabilities	84,735,177
Member’s Equity	52,333,088

Total Liabilities and Member’s Equity	$137,068,265

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

Period January 1, 2004 through September 6, 2004
Revenues:
Transaction fees	$122,729,910
Market data revenue	6,650,116
Interest	89,267

Total revenues	129,469,293

Cost of Revenues:
Clearance and execution fees	116,101,880
System and related support fees	1,461,961

Total cost of revenues	117,563,841

Gross Margin	11,905,452

Expenses:
Compensation and benefits	6,079,627
Depreciation and amortization	2,222,477
Interest expense	1,288,942
Professional services	237,731
Marketing	40,525
Other	1,867,936

Total expenses	11,737,238

Income Before Income Taxes	168,214
Provision For Income Taxes	67,790

Net Income	100,424
Other Comprehensive Loss
Foreign currency translation adjustment	(571)

Comprehensive Income	$99,853

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Period January 1, 2004 through September 6, 2004
Cash Flows from Operating Activities
Net income	$100,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,222,477
(Increase) decrease in operating assets:
Cash deposited with clearing organizations	2,870,222
Deposit with clearing broker	2,114
Receivables from brokers and dealers, net	(3,818,935)
Market data receivable	(37,023)
Receivables from affiliates	5,484
Other assets	(34,444)
Increase (decrease) in operating liabilities:
Clearance and execution fees payable	(259,341)
Accrued compensation and benefits	(222,897)
Payables to affiliates	57,294
Accounts payable and accrued expenses	2,731,838

Net cash provided by operating activities	3,617,213

Cash Flows from Investing Activities
Purchases of furniture, equipment and leasehold improvements	(1,025,569)

Cash Flows from Financing Activities
Bank overdrafts	631,420
Foreign currency translation adjustment	(571)

Net cash provided by financing activities	630,849

Net Increase in Cash and Cash Equivalents	3,222,493
Cash and Cash Equivalents, December 31, 2003	18,408,097

Cash and Cash Equivalents, September 6, 2004	$21,630,590

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Increase in equity and goodwill from Brut earnout payment (Note 6)	$15,000,000
Decrease of note payable through payables to affiliate	$2,034,685
Non-cash additional purchase price adjustments	$754,471

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

Balance, December 31, 2003	$37,233,235
Net income	100,424
Foreign currency translation adjustment	(571)
Brut earnout (Note 6)	15,000,000

Balance, September 6, 2004	$52,333,088

See notes to consolidated financial statements.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD JANUARY 1, 2004 THROUGH SEPTEMBER 6, 2004

1. Organization and Description of the Business

The consolidated financial statements include the accounts of Toll Associates LLC and its subsidiaries (collectively “Toll”). Toll is a wholly-owned subsidiary of SunGard Data Systems Inc. (“SunGard”) and is also a holding company that owns a 99.8% interest in Brut, LLC (“Brut”). Toll also has a 100.0% interest in Brut Inc. (“Brut Inc.”), which owns the remaining 0.2% interest in Brut and serves as Brut’s manager pursuant to an operating agreement. Brut also owns Brut Europe Limited, a wholly-owned subsidiary set up to generate a European subscriber base which is currently inactive.

Brut, LLC, a Delaware limited liability company, is a registered broker-dealer and operator of The BRUT ECN System (the “System”), and electronic communications network (“ECN”) that allows its subscribers to enter orders for display, view and execution against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the System to trade with said participants. Subscribers primarily use the System for transactions activity in securities traded on The Nasdaq Stock Market (“Nasdaq”), although the System also offers similar capabilities with respect to securities traded on the New York and American Stock Exchanges. Brut, LLC and Brut Europe Limited, are collectively referred to herein as “Brut.”

Brut charges transaction fees to subscribers and other market participants that execute transactions against System orders, or for subscriber orders which route through the System for execution against other market participants. Transaction fees are determined on a per share basis and are billed monthly, net of any rebates. Brut clears and settles all trading activities that take place on the System except for institutional trades and DOT-processed listed securities.

Brut participates, through the National Stock Exchange and the Boston Stock Exchange, in the Unlisted Trading Privilege Plan, which is a joint program between and among Nasdaq and all regional stock exchanges. Under the plan, the revenue collected from the sale of quote and trade information to market data vendors is distributed to plan members based on the amount of market data contributed to each member.

On September 7, 2004, Toll Associates LLC and subsidiaries was acquired by Nasdaq (see Note 11).

2. Significant Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All material intercompany transactions and balances have been eliminated in consolidation.

Transaction Fees—Transaction fees from securities transactions are recorded on trade date. Included in transaction fees is $19,792,131 for participant orders which were routed through the System for execution against other markets participants. The execution charges from other market participants are recorded in clearance and execution fees and approximated fees earned for the period January 1, 2004 through September 6, 2004. Also included in transaction fees is $2,963,016 from institutional investors which are shown net of repatriated

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD JANUARY 1, 2004 THROUGH SEPTEMBER 6, 2004

commissions to Sponsoring Broker-Dealers. Sponsoring Broker-Dealers are identified by the relevant institutional investor as the broker-dealer sponsor of identified transaction activity.

Market data revenue—Market data revenue are recorded as earned. Revenue is based on both share and trade volumes.

Cash and Cash Equivalents—Toll considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 6, 2004, cash equivalents represent investments in money market funds.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the life of the lease.

Income Taxes—Toll and its eligible subsidiaries file all applicable U.S. federal and state and local income tax returns. Toll uses the asset and liability method required by Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, to provide income taxes on all transactions recorded in the consolidated financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

New Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (“variable interest entities”). Variable interest entities (“VIEs”) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs. The adoption of FIN 46 did not have an effect on Toll’s consolidated financial position and result of operations.

In October 2003, the FASB agreed to defer the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. Subsequently in December 2003, the FASB issued a revision of FIN 46 (“FIN 46R”), which replaces FIN 46, to modify FIN 46 to address certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R does not have an effect on Toll’s consolidated financial position and result of operations.

3. Related Party Transactions

Toll pays for the utilization and development of the System to SunGard Trading Systems (“STS”). Expenses related to STS for the year were $870,059 and are included in systems and related support fees in the consolidated statements of income and comprehensive loss.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD JANUARY 1, 2004 THROUGH SEPTEMBER 6, 2004

Toll pays for the utilization of the Phase3 clearance system to SunGard Financial Systems (“SFS”). SFS expenses for the year were $6,920,000 and are included in clearance and execution fees in the consolidated statements of income and comprehensive loss.

For the period January 1, 2004 through September 6, 2004, Toll purchased computer equipment from various SunGard affiliates for $100,938.

Toll pays transaction fees to SunGard Global Execution Services (“SGES”) for the routing of share volumes to the New York Stock Exchange. For the period January 1, 2004 through September 6, 2004, $9,358 of expenses related to SGES services were included in clearance and execution fees in the consolidated statements of income and comprehensive loss.

Toll pays SunGard Business Intergration (“SBI”) for services related to trade reporting to the National and Boston Stock Exchanges. For the period January 1, 2004 through September 6, 2004, $90,000 of expenses related to SBI were included in clearance and execution fees in the consolidated statements of income and comprehensive loss.

Toll pays Automated Securities Clearance, LTD for hosting services.

Certain affiliates paid general, administrative and other expenses on behalf of Toll. For the period January 1, 2004 through September 6, 2004, $1,544,540 were included in other expenses in the consolidated statements of income and comprehensive loss.

Subsequent to September 6, 2004, Brut renegotiated its contract with SFS for the use of the Phase 3 clearance system. The term of the agreement is five years and is automatically renewed at yearly intervals thereafter until terminated by Brut or SFS. The annual service fee is $10,000,000 in the first year, $8,000,000 in the second year and $6,000,000 in the third year of the agreement. The annual service fee is subject to price review in years four and five based on market rates, but will not be less than $4,000,000 per year. Some additional fees may be assessed based on services needed or requested.

At September 6, 2004, Toll had payable of $32,808,427 recorded in payables to affiliates in the consolidated statement of financial condition related to the above expenses as well as certain costs in connection with SunGard’s acquisition of Brut that were incurred by various SunGard entities.

In August 2002, Toll entered into a $41,950,100 note payable with SunGard Investment Ventures, Inc. The note incurs interest at a rate of 4.75% per year and includes repayment terms of $20,975,050 plus interest in ten equal annual installments and a balloon payment of $20,975,050 plus interest due on August 20, 2012. For the period January 1, 2004 through September 6, 2004, principal amount of $2,097,005 was repaid by an affiliate and a corresponding payable to affiliate was recorded. Interest expense on this note was $1,288,942 for the period January 1, 2004 through September 6, 2004. The outstanding note balance is recorded in note payable with affiliate in the consolidated statement of financial condition.

As part of the acquisition of Toll by Nasdaq (see Note 11), all intercompany receivables, payables and debt were forgiven by SunGard and its affiliates.

Receivables from affiliates relate to payments made by Toll for taxes, business acquisition and other operating expenses.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD JANUARY 1, 2004 THROUGH SEPTEMBER 6, 2004

All affiliates referred to above are wholly-owned subsidiaries of SunGard.

4. Goodwill and Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Intangible assets are primarily comprised of customer lists with an estimated average useful life of 36 months. As a result of the adoption of SFAS 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill is no longer amortized, but instead is tested for impairment at least annually. The Company evaluates the recoverability of goodwill and takes into account events or circumstances that warrant revised estimates of useful lives for intangible assets or that indicate impairment exists.

As of September 6, 2004, goodwill was $85,814,045 and included an increase of $15,000,000 related to the Brut earnout (see Note 6). Intangible assets are comprised mostly of customer lists totaling $671,133 with an original cost basis of $3,140,244 and accumulated amortization of $2,474,111 at September 6, 2004. Intangible asset amortization expense was $666,133 for the period January 1, 2004 through September 6, 2004.

5. Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents cumulative gains that are not reflected in earnings. The components of accumulated other comprehensive income are as follows:

Balance at December 31, 2003	$91,007
Foreign currency translation adjustment	(571)

Balance at December 31, 2003	$90,436

6. Net Capital Requirements and Member’s Equity

Brut is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (the “Rule”), which requires the maintenance of minimum net capital. Brut has elected to use the basic method permitted by the Rule, which requires that Brut maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. During the period January 1, 2004 through September 6, 2004, Brut consistently had net capital in excess of requirements.

Brut has an agreement with its clearing broker that enables Brut to include certain assets as allowable assets in its Net Capital Computation.

In August 2002, SunGard re-acquired 100.0% ownership in Brut with the aim of enhancing the technology platform to accelerate market share gains. The buy-out included an upfront payment and a 2-year earnout aggregating not more than $55,000,000 based upon achieving certain thresholds. During the year ended December 31, 2003, the earnout totaled $29,934,380 and for the period January 1, 2004 through September 6, 2004, the earnout totaled $15,000,000. The expected remaining earnout for 2004 is $10,000,000.

7. Guarantees, Commitments and Contingent Liabilities

Brokerage Activities—A consolidated subsidiary of Toll provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD JANUARY 1, 2004 THROUGH SEPTEMBER 6, 2004

the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. Toll’s maximum potential liability under these arrangements cannot be quantified. However, the potential for Toll to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

Litigation—In the normal course of business, Toll may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with outside counsel, that there are no matters pending against Toll that could have a material adverse effect on the financial condition of Toll at September 6, 2004 or its results of operations for the period January 1, 2004 through September 6, 2004.

Leases—As of September 6, 2004, Toll has non-cancelable operating leases through 2007 for office space. At September 6, 2004, future minimum rental commitments under these leases are as follows:

September 6,
2004	$116,670
2005	350,928
2006	321,108
2007	305,968
Thereafter	—

Total	$1,094,674

The leases contain provisions for escalations based on certain costs incurred by the lessor. For the period January 1, 2004 through September 6, 2004, occupancy expenses totaled $243,411 and were included in other expense in the consolidated statements of income and other comprehensive loss.

Subsequent to September 6, 2004, Toll negotiated the termination of an operating lease with no termination penalty. Annual rent related to this office space, included in the table above, is $305,968 per year through December 31, 2007.

Risks and Uncertainties—Toll generates substantially all of its revenue from transaction fees charged to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System for execution, and from market data revenue collected through its participation in the Unlisted Trading Privilege plan. As a result, Toll’s revenue could vary based on transaction volume and transaction fee levels, and on continued participation in the Unlisted Trading Privilege plan.

8. Employee Benefits

Employees of Toll are eligible to participate in an affiliate’s 401(k) plan under which they can contribute up to 15% of pre-tax compensation. Toll matches 100% of the first 4% of employee pre-tax contributions. All employer provided contributions are subject to change in future years. Toll’s total contribution expense was $135,917 for the period January 1, 2004 through September 6, 2004.

TOLL ASSOCIATES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD JANUARY 1, 2004 THROUGH SEPTEMBER 6, 2004

9. Fair Value Of Financial Instruments

Substantially all of the Toll’s financial assets and liabilities are carried at fair value or amounts that approximate fair value.

10. Income Taxes

The income tax provision for the period January 1, 2004 through September 6, 2004 consists of the following amounts:

Current income taxes:
Federal	$(2,816,699)
State	(714,032)

Total current income taxes	(3,530,731)

Deferred income taxes:
Federal	2,870,780
State	727,741

Total deferred income taxes	3,598,521

Total income tax provision	$67,790

Toll has net deferred tax assets in the amount of $3,082,777 at September 6, 2004. This balance consists primarily of book versus tax differences related to goodwill amortization. In connection with the acquisition of Toll by Nasdaq (See Note 11), the deferred tax asset will be reduced through the purchase price allocation to approximately $500,000.

11. Subsequent Event

On September 7, 2004, Nasdaq acquired Toll from SunGard. Pursuant to the terms of the Purchase Agreement, Nasdaq paid total cash consideration of $190 million, which is subject to certain post-closing adjustments. An estimation of the purchase price has been allocated as follows: approximately $6,300,000 to net assets, $42,000,000 to identifiable intangible assets, and approximately $141,700,000 to goodwill.

The following table presents details of the identifiable intangible assets to be recognized as part of the acquisition:

	Amounts	Estimated Average Useful Life
Identifiable intangible assets
Technology	$15,700,000	10
Customer relationships	26,300,000	10

Total	$42,000,000

Through and including             , (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

The Nasdaq Stock Market, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Credit Suisse First Boston

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable in connection with the sale of common stock being registered, other than underwriting discounts. All amounts, other than the SEC registration fee and NASD filing fee, are estimates.

SEC registration fee		$11,770
NASD filing fee		10,500
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such person under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. The certificate of incorporation and by-laws provide that we shall indemnify our directors, officers, employees, and members of the Nasdaq Listing and Hearing Review Council to the fullest extent permitted by Delaware law. We, in our discretion, may indemnify our agents to the fullest extent and under the circumstances permitted by the Delaware General Corporation Law. The directors and officers of Nasdaq are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by Nasdaq.

ITEM 16. EXHIBITS.

The following is a list of all exhibits filed as a part of this registration statement on Form S-3:

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

23.1	Consent of Ernst & Young LLP, independent auditors.

23.2	Consent of Deloitte & Touche LLP, independent auditors.

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

24.1	Powers of Attorney.

*	To be filed by amendment.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 14, 2004:

The Nasdaq Stock Market, Inc.

By:	/S/ ROBERT GREIFELD
Name: Robert Greifeld
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on December 14, 2004:

Signature	Title

/S/ ROBERT GREIFELD Robert Greifeld	President and Chief Executive Officer (Principal Executive Officer) and Director

/S/ DAVID P. WARREN David P. Warren	Chief Financial Officer (Principal Financial Officer)

/S/ RONALD HASSEN Ronald Hassen	Controller (Principal Accounting Officer)

* H. Furlong Baldwin	Chairman of the Board of Directors

* Michael Casey	Director

* Jeffrey N. Edwards	Director

* Lon Gorman	Director

* John P. Havens	Director

* Patrick Healy	Director

* John D. Markese	Director

Signature	Title

* Thomas F. O’Neill	Director

* James S. Riepe	Director

Arvind Sodhani	Director

* Thomas G. Stemberg	Director

* Fred D. Thompson	Director

* Mary Jo White	Director

* Deborah L. Wince-Smith	Director

*By:	/s/ EDWARD S. KNIGHT
Edward S. Knight Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

23.1	Consent of Ernst & Young LLP, independent auditors.

23.2	Consent of Deloitte & Touche LLP, independent auditors.

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

24.1	Powers of Attorney.

*	To be filed by amendment.